As filed with the Securities and Exchange Commission on September 7, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under the Securities Act of 1933

dELiA*s, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5961	20-3397172
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

435 Hudson Street, New York, NY 10014, (212) 807-9060

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert E. Bernard

Chief Executive Officer

dELiA*s, Inc.

435 Hudson Street

New York, NY 10014

(212) 807-9060

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Richard M. Graf

Katten Muchin Rosenman LLP

1025 Thomas Jefferson Street, N.W.

East Lobby, Suite 700

Washington, D.C. 20007-5201

(202) 625-3537

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed maximum aggregate offering price(1)	Amount of Registration Fee
Common Stock, $ 0.001 par value (and associated preferred stock purchase rights)(2)	$195,000,000.00	$22,951.50(3)
Rights(4)	—	$0(5)

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) of the Act, as amended. Includes $175,000,000 as the assumed value of the shares to be issued in the Spinoff and $20,000,000 as the assumed value of the shares issuable upon exercise of the rights to be issued in the rights offering.
(2)	Rights to acquire shares of the Registrant’s Series A Junior Participating Preferred Stock are attached to and trade with the common stock of the Registrant. Value attributable to such rights, if any, is reflected in the market price of our common stock. No registration fee is required pursuant to Rule 457(h)(2).
(3)	Calculated by multiplying the proposed maximum aggregate offering price by 0.0001177.
(4)	The rights are being issued without consideration to the holders of the Registrant’s common stock as of the Rights Offering Record Date set forth in the registration statement.
(5)	Pursuant to Rule 457(g), no separate registration fee is payable with respect to the rights since the rights are being registered in the same Registration Statement as the securities to be offered pursuant thereto.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 7, 2005

PROSPECTUS

dELiA*s, INC.

                     Shares of Common Stock and Preferred Stock Purchase Rights

Alloy, Inc. (“Alloy, Inc.”) is distributing to its stockholders 100% of the outstanding shares of common stock of dELiA*s, Inc. (“dELiA*s, Inc.”) owned by Alloy, Inc. (the “Spinoff”). Prior to the consummation of the Spinoff, certain of our senior officers will purchase from us              shares of our common stock in a private placement, for an aggregate purchase price of $1.2 million. We expect Alloy, Inc. to effect the Spinoff beginning on                     , 2005 to holders of record of Alloy, Inc. common stock on                     , 2005 (the “Spinoff Record Date”). Alloy, Inc. will distribute one share of our common stock for every two shares of Alloy, Inc. common stock outstanding on the Spinoff Record Date. The actual number of our shares to be distributed in the Spinoff will depend on the number of Alloy, Inc. shares outstanding on that date.

Alloy, Inc. stockholders will not be required to pay for the shares of dELiA*s, Inc. common stock that they receive in the Spinoff, nor will they be required to surrender or exchange shares of Alloy, Inc. common stock. The distribution is intended to be tax-free to such holders for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares.

We are distributing at no charge to persons who are holders of our common stock on                     , 2005 (the “Rights Offering Record Date”) transferable rights to purchase up to an aggregate of              shares of our common stock at a cash subscription price of $             per share (the “rights offering”). The rights offering is being made to fund the costs and expenses of the retail store expansion plan discussed elsewhere in this prospectus and to provide funds for our general corporate purposes following the Spinoff. The total purchase price of shares offered in the rights offering will be $20 million. MLF Investments, LLC (“MLF”), which is controlled by Matthew L. Feshbach, has agreed to subscribe for rights in the rights offering at its full pro rata amount either directly or through affiliated investment funds (the “MLF Funds”). Mr. Feshbach is one of Alloy, Inc.’s current directors and will be the Chairman of our board at the time of the Spinoff. By virtue of the MLF Funds’ aggregate beneficial ownership of Alloy, Inc. common stock, MLF is Alloy, Inc.’s largest shareholder, and we anticipate that it will be our largest shareholder immediately after the Spinoff. MLF has also agreed to backstop the rights offering, meaning it will, either directly or through the MLF Funds, purchase all shares of our common stock that remain unsold upon completion of the rights offering at the same $             subscription price per share. You will not be entitled to receive any subscription rights unless you are a stockholder of record of ours as of the close of business on the Rights Offering Record Date.

The subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on                     , 2005, the expected expiration date of the rights offering. We, in our sole discretion, may extend the period for exercising the subscription rights. We will extend the duration of the rights offering as required by applicable law, and may choose to extend it if we decide to give investors more time to exercise their subscription rights in the rights offering. However, because MLF has agreed to backstop the rights offering, we should not need to extend the exercise period because the backstop arrangement ensures that we will receive total gross proceeds of $20 million in connection with the rights offering. Subscription rights that are not exercised by the expiration date of the rights offering will expire and have no value. If you receive rights in the rights offering you should carefully consider whether or not to exercise or sell your subscription rights before the expiration date.

No public market exists for our common stock or the rights, although a “when-issued” trading market may develop for our common stock on or shortly before the Spinoff Record Date. We will file an application to have our common stock admitted to trading on the Nasdaq National Market under the symbol “DLIA”. We anticipate that the rights will be traded on the Nasdaq National Market under the symbol “DLIAR”.

THE DISTRIBUTION AND OWNERSHIP OF OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS.

SEE “ RISK FACTORS THAT MAY AFFECT FUTURE RESULTS” BEGINNING ON PAGE 25

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this prospectus. It is a criminal offense to make any representation to the contrary.

This prospectus is dated                          , 2005.

In the discussion below and elsewhere in this prospectus, when we refer to “Alloy, Inc.” we are referring to Alloy, Inc., our current parent corporation, and when we refer to “Alloy” we are referring to the Alloy-branded direct marketing and merchandising business that we operate. Similarly, when we refer to “dELiA*s” we are referring to the dELiA*s-branded direct marketing, merchandising and retail store business that we operate, when we refer to “dELiA*s Corp.” we are referring to dELiA*s Corp., the company Alloy, Inc. acquired in 2003 and which has since been renamed dELiA*s Assets Corp., and when we refer to “dELiA*s, Inc.,” “we,” “us,” or “our,” we are referring to dELiA*s, Inc., its subsidiaries and its predecessors, including Alloy Merchandising Group, LLC, the company that, together with its subsidiaries, historically operated our business and that converted to a corporation named dELiA*s, Inc. on August 5, 2005.

The transaction in which dELiA*s, Inc. will be separated from Alloy, Inc. and become a separately-traded public company is referred to in this prospectus alternatively as the “distribution” or the “Spinoff.”

References in this prospectus to a fiscal year or fiscal quarter refer to the calendar year in which the fiscal period commenced (i.e., a reference to fiscal 2004 refers to our fiscal year beginning February 1, 2004 and ending January 31, 2005, while a reference to the fourth quarter of fiscal 2004 refers to our fiscal quarter beginning November 1, 2004 and ending on January 31, 2005).

This prospectus summarizes provisions of various agreements between us and various third parties. Such summaries are subject to, and qualified in their entirety by, the provisions of the summarized agreements, copies of which are filed as exhibits to, or incorporated as exhibits by reference to, the registration statement of which this prospectus forms a part.

i

QUESTIONS AND ANSWERS ABOUT THE SPINOFF AND RIGHTS OFFERING

Questions and Answers About the Spinoff

Q:	What is dELiA*s, Inc. and why is Alloy, Inc. separating dELiA*s, Inc.’s business and distributing its stock?

A:	dELiA*s, Inc. is a corporation that recently converted from a limited liability company named Alloy Merchandising Group, LLC. dELiA*s, Inc. will own the merchandising business historically conducted by Alloy, Inc. as described in this prospectus.

The Spinoff of dELiA*s, Inc. and the distribution of its common stock that is owned by Alloy, Inc. to Alloy, Inc.’s stockholders is intended to provide Alloy, Inc.’s stockholders with equity investments in two separate companies, each of which should then be able to focus exclusively on maximizing opportunities for its distinct business. Alloy, Inc.’s board of directors and we believe this should result in enhanced long term financial performance for each business and thereby promote, over the long term, increased value of our respective stocks.

Further, Alloy, Inc.’s diversified business currently is difficult for investors to understand and assess because there are no clear comparable companies in the market against which investors can benchmark valuations. This difficulty limits the pool of investment dollars for Alloy, Inc., making capital-raising challenging and raising its theoretical cost due to limited capital supply. The situation has created a problem for Alloy, Inc. as our business strategy will require external capital to fund our retail store expansion plan. The Spinoff will allow investors to invest in a teen-focused specialty retailer and direct-marketer, which should expand the pool of capital available to us, facilitating the raising, and potentially lowering the cost of, the external funding necessary to execute our retail store expansion plan. To that end, the agreement of MLF, one of Alloy, Inc.’s principal stockholders, to backstop the rights offering (thus ensuring a fully subscribed rights offering) is conditioned on the completion of the Spinoff.

Additionally, our and Alloy, Inc.’s employees receive equity compensation, the value of which is tied to the results of our combined businesses. By effecting the Spinoff, we will each be able to offer our employees targeted equity compensation, the value of which will be tied directly to the performance of our respective businesses. This should serve to increase the effectiveness of our respective equity compensation plans, as the value of our respective employees’ equity incentives will be tied directly to the long term value of our respective common stocks.

The Spinoff should also serve to facilitate acquisitions using our stock as currency, if we decide to make such acquisitions in the future.

For more information about our business and a further explanation of the reasons for the Spinoff, including a description of the conditions precedent to the Spinoff, see the discussions beginning on page 88 and page 45, respectively.

Q:	Are there conditions to the completion of the Spinoff?

A:	Yes, there are a number of conditions to the Spinoff, which include:

•	The Form S-1 registration statement of which this prospectus forms a part has become effective under the Securities Act of 1933, as amended (the “Securities Act”);

•	The prospectus has been mailed to the holders of Alloy, Inc. common stock as of the Spinoff Record Date;

•	Our common stock has been admitted for trading on the Nasdaq National Market, subject to official notice of the effectiveness of the Spinoff;

•	Our amended and restated certificate of incorporation and amended and restated bylaws are in effect;

•	All regulatory approvals necessary to consummate the Spinoff, if any, have been received and are in full force and effect;

•	No order, preliminary or permanent injunction or decree has been issued by any court of competent jurisdiction, and no other legal restraint or prohibition is in effect, that prevents the consummation of the Spinoff;

•	The make whole agreement between Alloy, Inc. and Wells Fargo Retail Finance II, LLC (“Wells Fargo”) described elsewhere in this prospectus has been terminated and we have obtained the consent of Wells Fargo for the completion of the Spinoff;

•	Alloy, Inc. has been removed as guarantor under the mortgage for our Hanover, Pennsylvania distribution facility;

•	Alloy, Inc.’s board of directors has received an opinion from Peter J. Solomon Company (“PJSC”) or another nationally recognized investment banking firm, and is otherwise reasonably satisfied that, among other things and after giving effect to the Spinoff, (i) neither Alloy, Inc. nor we will be insolvent or have unreasonably limited capital or assets with which to engage in our respective businesses, (ii) Alloy, Inc. and we will be able to pay our respective debts as they become due in the usual course of business, and (iii) Alloy, Inc.’s and our respective total assets will not be less than the sum of our respective total liabilities;

•	Alloy, Inc. has received an opinion from its outside legal counsel to the effect that the Spinoff will not contravene the provisions of Section 170 of the Delaware General Corporation Law (the “DGCL”);

•	Alloy, Inc. has received an opinion of special tax counsel to the effect that the Spinoff should be a tax-free transaction for federal income tax purposes, and such opinion is in form and substance satisfactory to Alloy, Inc. in its sole discretion; and

•	Alloy, Inc.’s board of directors has determined that the Spinoff will not cause acceleration of an amount of taxes attributable to gains, if any, that were required to be deferred in connection with a fiscal 2002 internal reorganization that would have a material adverse effect on Alloy, Inc. or us.

The foregoing conditions are for the benefit of Alloy, Inc., and Alloy, Inc.’s board of directors has reserved the right to waive any or all of these conditions to completion of the Spinoff. Alloy, Inc.’s board of directors may not provide its stockholders with notice if any of these conditions to completion of the Spinoff are waived, including the receipt of the solvency opinion and the opinion that the Spinoff will not contravene the provisions of Section 170 of the DGCL. The board of directors will waive these latter two conditions only if the board of directors is otherwise satisfied as to the solvency of us and Alloy, Inc. and as to the permissibility of the distribution under Section 170 of the DGCL.

Q:	How will the Spinoff work?

A:	The Spinoff will be accomplished through a series of transactions in which the assets and liabilities of Alloy, Inc.’s merchandising business will be transferred to us, and all of the common stock of dELiA*s, Inc. held by Alloy, Inc. (representing % of our common stock, after giving effect to the private placement we will make to certain of our senior officers prior to the Spinoff) will be distributed to the shareholders of Alloy, Inc. on a pro rata basis.

For more information about the Spinoff, see the discussion beginning on page 45.

Q:	Who will participate in the private placement?

A:

Robert E. Bernard, who will be our Chief Executive Officer following the Spinoff, Walter Killough, who will be our Chief Operating Officer following the Spinoff, David Desjardins, who will be our Chief Stores

Officer following the Spinoff, Cathy McNeal, who will be our General Merchandise Manager—Retail following the Spinoff, and Andrew L. Firestone, who will be our Vice President Finance following the Spinoff, will participate in the private placement. They have agreed to purchase an aggregate of              shares of our common stock in the private placement, for an aggregate purchase price of $1.2 million. These purchases will be made at a per share purchase price of $            , which is equal to the per share subscription price for the rights offering.

For more information about the private placement, see the discussion beginning on page 56.

Q:	What will be included in dELiA*s, Inc.?

A:	We will own the merchandising business historically conducted by Alloy, Inc., which we sometimes refer to in this document as “our business.” Our business will include: the Alloy direct marketing business, the CCS direct marketing business and the dELiA*s direct marketing and retail store businesses. Alloy, Inc. is retaining all of its other media and marketing businesses.

For a further description of our business, see the discussion beginning on page 88.

Q:	How much cash will we have on our balance sheet following the Spinoff?

A:	We anticipate that cash, cash equivalents and marketable securities (collectively, “liquid assets”) on our balance sheet immediately post-Spinoff (which includes for purposes of this definition the net proceeds of the private placement and the net proceeds of the rights offering, plus liquid assets transferred from Alloy, Inc. in connection with the Spinoff) plus our expected net cash flow thereafter, will result in approximately $30 million of liquid assets on our balance sheet as of January 31, 2006.

Q:	What will the relationship be between Alloy, Inc. and us following the Spinoff?

A:	After the Spinoff, Alloy, Inc. and we will operate as separate, independent companies and Alloy, Inc. will not own any shares of our common stock. We and Alloy, Inc. will enter into several arrangements relating to the Spinoff and our future relationship. See the discussions beginning on pages 51 and 113 for more information about these arrangements.

Q:	What will I receive in the Spinoff?

A:	Each holder of record of Alloy, Inc. common shares as of the close of business on the Spinoff Record Date will receive one share of dELiA*s, Inc. common stock, and the associated preferred stock purchase rights, for every two Alloy, Inc. common shares held on that date. Based on the number of Alloy, Inc. shares issued and outstanding on , 2005 and the one-for-two distribution ratio, a total of approximately million shares of our common stock, together with the associated preferred stock purchase rights, will be distributed in the Spinoff.

No fractional shares of our common stock will be distributed. Fractional shares that Alloy, Inc. stockholders would otherwise be entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of our common stock.

The distribution will not affect the number of outstanding Alloy, Inc. shares or any rights of Alloy, Inc. stockholders, although it may affect the market value of each outstanding Alloy, Inc. common share.

Q:	What will be the effect of the Spinoff on Alloy, Inc. stock options?

A:	Treatment of Alloy, Inc. stock options will depend on whether the option holder will be employed by us following the Spinoff.

Upon completion of the Spinoff, Alloy, Inc. options held by our employees will be converted to options to acquire our common stock. Those stock options, as converted, will have the same vesting provisions, contractual life and other terms and conditions as the Alloy, Inc. options they replaced. The number of shares and exercise price of each converted stock option will be adjusted based on the relationship of the price of our common stock as compared to the price of Alloy, Inc.’s common stock following the Spinoff so that each such option will have the same ratio of the exercise price per share to the market value per share and the same aggregate difference between market value and exercise price as the Alloy, Inc. stock options they replaced.

Upon completion of the Spinoff, outstanding Alloy, Inc. options held by persons who are not our employees will be converted into adjusted Alloy, Inc. options and new options to purchase an identical number of shares of our common stock. These new stock options will have the same vesting provisions, contractual life and other terms and conditions as the related Alloy, Inc. stock options they replace, except that options that we issue as incentive stock options to such persons will, if not exercised within three months after the Spinoff, automatically convert into non-qualified stock options. The exercise price for each of these options will be allocated between the adjusted Alloy, Inc. option and the new dELiA*s, Inc. option based on the same relative prices of our common stocks as were used to adjust the options of our employees. The combined exercise price of such options will equal the exercise price of the Alloy, Inc. option they replaced.

Q:	What will be the effect of the Spinoff on Alloy, Inc.’s 5.375% convertible senior debentures?

A:	Upon completion of the Spinoff, the conversion price of Alloy, Inc.’s 5.375% convertible senior debentures due 2023 (“Debentures”) will be reduced to the price that is obtained by multiplying (i) the conversion price in effect on the Spinoff Record Date by (ii) the quotient obtained by dividing (x) the difference between the per share Current Market Price of Alloy, Inc.’s common stock and the per share Fair Market Value of our common stock, divided by (y) the Current Market Price of Alloy, Inc.’s common stock. For purposes of the above calculation, “Fair Market Value” will equal the average of the closing sale prices of our common stock on the Nasdaq National Market for the five consecutive trading days commencing on and including the sixth day of trading of such stock after the effectiveness of the Spinoff, and “Current Market Price” will equal the average of the closing sale prices of Alloy, Inc.’s common stock on the Nasdaq National Market over the same period. Thus, the conversion price for the convertible Debentures generally will be reduced in proportion to the respective market values of us and Alloy, Inc.

It is possible that the above calculation could result in a negative number in the likely event that the Fair Market Value of our common stock exceeds the Current Market Value of Alloy, Inc.’s common stock following the Spinoff. As a result, the indenture provides that, in such circumstances (or if the Current Market Value of Alloy, Inc.’s common stock exceeds the Fair Market Value of our common stock by less than $1.00), instead of an adjustment to the conversion price of the Debentures, the Debentures will become convertible into shares of Alloy, Inc. common stock and one-half that number of shares of our common stock.

Q:	What will be the effect of the Spinoff on outstanding Alloy, Inc. warrants?

A:	As of , 2005, Alloy, Inc. had outstanding warrants to purchase shares of Alloy, Inc. common stock, which were issued to certain purchasers of (i) Alloy, Inc. common stock in a private placement transaction completed on January 25, 2002, and (ii) Alloy, Inc.’s Series A Convertible Preferred Stock (collectively the “Warrants”). Upon consummation of the Spinoff, each Warrant will become exercisable into both the number of shares of Alloy, Inc. common stock into which such Warrant otherwise is exercisable and one-half that number of shares of our common stock. All other outstanding Alloy, Inc. warrants will be unaffected by the Spinoff.

Q:	Will I have to pay U.S. federal income taxes on my receipt of dELiA*s, Inc. shares?

A:	The Spinoff is conditioned upon receipt by Alloy, Inc. of an opinion from Weil, Gotshal & Manges LLP, special tax counsel to Alloy, Inc., substantially to the effect that, for U.S. federal income tax purposes, the distribution of dELiA*s, Inc. common stock should be tax-free to Alloy, Inc. and to you under the tax-free spin-off provisions of the Internal Revenue Code of 1986, which we refer to as the “Tax Code.” Fractional shares will not be issued, however, and Alloy, Inc. stockholders will generally be required to recognize any gain with respect to cash received in lieu of fractional shares.

For a further explanation of the U.S. federal income tax consequences of the distribution and the scope of counsel’s opinion, see the discussion beginning on page 126.

Q:	How will I determine the tax basis I will have in the dELiA*s, Inc. shares that I receive in the Spinoff?

A:	Shortly after the Spinoff is completed, Alloy, Inc. will provide to U.S. taxpayers information to enable them to compute their tax bases in both Alloy, Inc. and dELiA*s, Inc. shares and other information they will need to report their receipt of dELiA*s, Inc. common stock on their 2005 U.S. federal income tax return as a tax-free transaction.

You should consult your tax advisor about the particular consequences of the distribution to you, including the application of state, local and foreign tax laws.

Q:	When will the Spinoff occur?

A:	We expect the Spinoff to be effective at 11:59 p.m. Eastern Time on , 2005.

Q:	How will dELiA*s, Inc. shares be issued?

A:	Alloy, Inc. shareholders will receive shares of our common stock through the same channels that they currently use to hold or trade Alloy, Inc. common shares, whether through a brokerage account, or other channels. Receipt of shares of our common stock will be documented in the same manner that Alloy, Inc. common shareholders typically receive shareholder updates, including monthly broker statements.

Registered Alloy, Inc. shareholders who hold their Alloy, Inc. common shares in certificate form will receive a statement of account showing their shares from American Stock Transfer and Trust Company (“AST”), the distribution agent, transfer agent and registrar for our common stock. This is commonly referred to as book-entry, a method of recording stock ownership in our records in which no physical certificates are issued. Following the Spinoff, dELiA*s, Inc. stockholders whose shares are held in book-entry form may request the transfer of their shares to a brokerage or other account or the delivery of physical stock certificates for their shares at any time.

Q:	What do I need to do to receive dELiA*s, Inc. shares?

A:	No action is required on your part to receive your shares of our common stock, although you must be an Alloy, Inc. shareholder as of the close of business on the Spinoff Record Date in order to receive any dELiA*s, Inc. shares. Do not send in your Alloy, Inc. stock certificates. You will not be required to pay anything for the new shares or to surrender any Alloy, Inc. common shares.

You can request a certificate for all or a portion of your shares of dELiA*s, Inc. common stock by contacting AST by telephone at 1-800-937-5449 or by sending a written request to AST at 59 Maiden Lane, Plaza Level, New York, NY 10038.

Q:	Where will shares of dELiA*s, Inc. common stock trade?

A:	There currently is no public market for our common stock. We intend to file an application to have our common stock trade on the Nasdaq National Market under the symbol “DLIA.” We anticipate that trading in our common stock will commence on a when-issued basis two business days prior to the Spinoff Record Date, and that regular-way trading will commence on the first trading day following the Spinoff. “When-issued” trading will reflect the value at which the market expects our common stock to trade after the Spinoff. If trading does commence on a when-issued basis two business days prior to the Spinoff Record Date, you may purchase or sell our common stock at that time, but your transaction will not settle until after the distribution date. If the Spinoff does not occur, all when-issued trades will be null and void. Shares of our common stock that are not held by one of our affiliates will be freely tradeable following the distribution date. See the discussion on page 68 for a more complete description of the listing and trading of our common stock.

Q:	Are there risks to owning dELiA*s, Inc. common stock?

A:	Yes. As with any investment, there are risks associated with owning our common stock. See the discussion of these risks beginning on page 25.

Q:	Who do I contact if I have questions or need additional information?

A:	You should contact Edward Taffet, our General Counsel, with any questions about the Spinoff or if you need any additional information. Mr. Taffet can be reached at 435 Hudson Street, New York, New York 10014, telephone (212) 807-9060, email: spinoff@delias.com.

Questions and Answers Relating to the Rights Offering

Q:	What is a rights offering?

A:	A rights offering is an opportunity for persons who are issued rights to purchase additional shares of our common stock at a fixed subscription price, in this case $ per share, and in an amount proportional to their existing common stock ownership interest in us.

Q:	Who will receive rights in the rights offering?

A:	Those persons and entities who hold shares of our common stock on , 2005, which is the Rights Offering Record Date, will receive rights in the rights offering. Such holders will include those persons and entities who receive shares of our common stock in the Spinoff and who do not sell such shares on or prior to the Rights Offering Record Date and those persons who acquire shares of our common stock following the Spinoff and do not subsequently sell such shares on or prior to the Rights Offering Record Date. Alloy, Inc. stockholders who receive shares of our common stock in the Spinoff and sell all of such shares on or prior to the Rights Offering Record Date will not receive any rights in the rights offering.

Q:	Why are we conducting this rights offering?

A:	We need to raise capital to fund our planned retail store expansion plan and to provide additional funds for our general corporate purposes following the Spinoff. We decided to raise such capital by selling additional common stock and wanted to give our new stockholders the opportunity to participate in our fundraising so they could maintain their current ownership percentages in us if they so wished.

Q:	What is a right?

A:	Each whole right is an instrument that gives our stockholders the opportunity to purchase one share of our common stock for $ per share. We will grant to each of our stockholders of record as of 5:00 p.m., New York time, the Rights Offering Record Date, of a transferrable right for each share of our common stock owned at that time. For example, if you own 100 shares of our common stock on the Rights Offering Record Date, you will have the right to purchase shares of our common stock for $ per share.

Q:	How will fractional rights be treated in the rights offering?

A:	We will not issue fractional shares nor pay cash in lieu of fractional rights.

Q:	How was the $ per share subscription price determined?

A:

Alloy, Inc.’s board of directors determined the subscription price, in consultation with its financial advisors, after considering, among other things, the likely cost of capital from other sources, the price at which MLF, one of Alloy, Inc.’s principal stockholders, would backstop the rights offering, and our need for capital to fund the initial portion of our retail store expansion plan and to provide us with working capital for our general corporate purposes immediately following the Spinoff. Based on those considerations, Alloy, Inc.’s board of directors derived a $175 million valuation for the merchandising and retail store business of Alloy, Inc. The subscription price per share was thus based on that value, and was determined by dividing such $175 million aggregate value by the number of shares of our common stock that will be issued in the Spinoff, as adjusted to account for the dilutive impact of options and warrants that will be outstanding immediately following the Spinoff pursuant to the treasury stock method. MLF agreed to backstop a contemplated $20 million rights offering of our shares at an exercise price that would be derived from such $175 million valuation. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of the common stock to be offered in the rights offering.

For a discussion of the Backstop Agreement with MLF, see the discussion beginning on page 115.

Q:	Am I required to exercise all of the rights I receive in this rights offering?

A:	No. You may exercise any number of your rights, you may transfer or attempt to sell your rights, or you may choose not to exercise any rights.

Q:	How soon must I act to exercise my rights?

A:	The rights may be exercised beginning on the date after the Rights Offering Record Date through the rights offering expiration date, which is , 2005, at 5:00 p.m., New York time. If you elect to exercise any rights, the subscription agent must actually receive all required documents and payments from you at or before such expiration date. Although we have the option of extending the expiration date of the subscription period, we currently do not intend to do so.

Q:	Will I receive subscription materials by mail if my address is outside the United States?

A:	No. We will not mail rights certificates to any person with an address outside the United States. Instead, the subscription agent will hold rights certificates for the account of all foreign holders. To exercise those rights, each such holder must notify the subscription agent on or before 11:00 a.m., New York City time, on [ ], 2005, and establish to the satisfaction of the subscription agent that it is permitted to exercise its rights under applicable law.

Q:	May I transfer my rights if I do not want to purchase any shares?

A:	Yes. The rights being distributed to our shareholders are transferable, and we anticipate that they will be traded on the Nasdaq National Market until the close of business on the last trading day before the expiration date. However, we cannot assure you that a trading market for the rights will develop.

Q:	How may I sell my rights?

A:	Any holder who wishes to sell its rights should contact its broker or dealer. Any holder who wishes to sell its rights may also seek to sell the rights through the subscription agent. Each holder will be responsible for all fees associated with the sale of its rights, whether the rights are sold through its own broker or dealer or the subscription agent. We cannot assure you that any person, including the subscription agent, will be able to sell any rights on your behalf. Please see “The Rights Offering—Method of Transferring and Selling Rights” for more information.

Q:	Are we requiring a minimum subscription to complete the rights offering?

A:	No. At Alloy, Inc.’s request, MLF, which is controlled by Matthew L. Feshbach, who is one of Alloy, Inc.’s current directors and who will be our Chairman of the board at the time of the Spinoff, and which is the beneficial owner of approximately % of Alloy, Inc.’s outstanding common stock and will be the beneficial owner of approximately % of our outstanding common stock following the Spinoff (without giving effect to any purchases of our common stock to be made in the rights offering), has agreed to cause the MLF Funds to subscribe for rights in the rights offering at their full pro rata amounts. In addition, MLF has agreed to backstop the rights offering, meaning that it will, either directly or through the MLF Funds, purchase all shares that remain unsold in the rights offering at the same subscription price per share as is offered to our other shareholders in the rights offering.

For a discussion of the Backstop Agreement with MLF, see the discussion beginning on page 115.

Q:	What compensation is MLF receiving in connection with the rights offering?

A:	MLF will receive a non-refundable fee of $50,000 for agreeing to backstop the rights offering. In addition, if we proceed with the rights offering, we will issue to MLF, as a non-refundable fee, ten-year warrants to purchase shares of our common stock at an exercise price of $ per share, which is equal to the subscription price per share for exercise of the rights by our other stockholders.

Q:	Can the Backstop Agreement be terminated before we complete the rights offering?

A:	Yes. The Backstop Agreement provides that it will terminate automatically if we have not completed the Spinoff by December 31, 2005. Additionally, the Backstop Agreement may be terminated (i) at any time by mutual agreement of us, Alloy, Inc. and MLF, (ii) by Alloy, Inc. at any time prior to the completion of the Spinoff, (iii) unilaterally by us, under certain circumstances, at any time after completion of the Spinoff and prior to completion of the rights offering, and (iv) unilaterally by MLF, under certain circumstances, prior to the completion of the rights offering.

Q:	Are there any other conditions to the completion of the rights offering?

A:	Yes. The rights offering is conditioned upon the consummation of the Spinoff as described in this prospectus. The rights offering is also conditioned upon receipt of all necessary governmental approvals.

Alloy, Inc.’s board of directors may decide to cancel the rights offering at any time prior to the effectiveness of the Spinoff, and our board of directors may decide to cancel the rights offering at any time after the effectiveness of the Spinoff and prior to the expiration of the rights offering, in each instance for any reason. If our board of directors cancels the rights offering, any money received from subscribing stockholders will be returned, without interest or deduction, as soon as practicable.

Q:	Has our or Alloy, Inc.’s board of directors made a recommendation to our stockholders regarding the rights offering?

A:	Neither our board of directors nor Alloy, Inc.’s board of directors makes any recommendation to stockholders regarding the exercise or transfer of rights under the rights offering. Stockholders receiving rights in the rights offering should not view MLF’s backstop arrangement or our senior officers’ participation in the private placement as a recommendation or other indication that the exercise of their rights is in their best interest. Stockholders who do exercise rights in this rights offering risk investment loss on new money invested. We cannot assure such stockholders that anyone purchasing shares at the subscription price will be able to sell those shares in the future at a higher price. For more information on the risks of participating in the rights offering see the discussion of these risks beginning on page 41.

Q:	What will happen if I choose not to exercise my rights?

A:	If you do not exercise any rights, the number of shares of our common stock you own will not change; however, due to the fact that shares will be purchased by other stockholders in the rights offering, your percentage ownership after the exercise of the rights will be reduced. Alternatively, you may attempt to transfer or sell your rights through your broker or the subscription agent.

Q:	How do I exercise my rights? What forms and payment are required to purchase the shares of common stock?

A:	Each of our stockholders of record as of 5:00 p.m. New York time on the Rights Offering Record Date is receiving this prospectus and a rights certificate explaining their subscription rights and providing instructions on how to purchase shares of common stock. If you receive a rights certificate and wish to participate in the rights offering, you must take the following steps:

•	deliver payment to the subscription agent using the methods outlined in this prospectus; and

•	deliver a properly completed rights certificate to the subscription agent before 5:00 p.m., New York time, on , 2005.

The instructions also describe an alternate procedure you may use called “Notice of Guaranteed Delivery,” which gives stockholders an extra three days to deliver the rights certificate if the subscription agent receives full payment before the expiration date of the subscription period and a securities broker or qualified financial institution signs the “Notice of Guaranteed Delivery” form to guarantee that such stockholder’s properly completed rights certificate will be timely delivered.

Q:	When will I receive my new shares?

A:	Stockholders who purchase shares of common stock through the rights offering will receive their new shares as soon as practicable after the closing of the rights offering. Subject to state securities laws and regulations, we have the discretion to delay allocation and distribution of any shares such stockholders may elect to purchase by exercise of their privilege in order to comply with state securities laws.

Q:	After I send in my payment and rights certificate, may I change or cancel my exercise of rights?

A:	No. All exercises of rights are irrevocable, even if an exercising holder later learns information that it considers to be unfavorable to the exercise of their rights. Stockholders should not exercise their rights unless they are certain that they wish to purchase shares of our common stock at a price of $ per share.

Q:	What should I do if I want to participate in the rights offering or sell my rights, but my shares are held in the name of my broker, dealer or other nominee?

A:	If you hold your shares of our common stock in the name of a broker, dealer or other nominee, then your broker, dealer or other nominee is the record holder of the shares you own. The record holder must exercise the rights on your behalf for the shares of common stock you wish to purchase and must sell on your behalf rights you wish to sell.

If you wish to participate in the rights offering and purchase shares of common stock or attempt to sell your rights, please promptly contact the record holder of your shares. We will ask your broker, dealer or other nominee to notify you of this rights offering. You should complete and return to your record holder the form entitled “Beneficial Owner Election Form.” You should receive this form from your record holder with the other rights offering materials.

Q:	Do any fees or charges apply directly to me if I purchase shares of common stock?

A:	We are not charging any fee or sales commission to issue rights to you or to issue shares to you if you exercise your rights. If you exercise your rights through the record holder of your shares, you are responsible for paying all fees your record holder may charge you.

Q:	What are the U.S. federal income tax consequences of exercising rights?

A:	For U.S. federal income tax purposes, rights holders will not recognize income as a result of the receipt or exercise of their rights. Any holder who sells its rights may recognize a gain or loss upon such sale. See “Certain United States Federal Income Tax Considerations,” beginning on page 126. You should, and are urged to, seek specific advice from your personal tax advisor concerning the tax consequences of this rights offering under your own tax situation.

Q:	To whom should I send my forms and payment?

A:	If your shares are held in the name of a broker, dealer or other nominee, then you should send your subscription documents, rights certificate and payment to that record holder. If you are the record holder, then you should send your subscription documents, rights certificate and payment by hand delivery, first class mail or courier service to:

By Mail or by Hand: American Stock Transfer & Trust Company 59 Maiden Lane Plaza Level New York, NY 10038	By Overnight Courier: American Stock Transfer & Trust Company Operations Center 6201 15th Avenue Brooklyn, NY 11219

For Information Regarding the Procedures for Payment Call the Rights Agent’s Toll Free

Telephone No.: 1-877-248-6417 or 1-718-921-8317

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors That May Affect Future Results” and our financial statements and related notes, before you decide whether to invest in our common stock.

In this prospectus, when we refer to “Alloy, Inc.” we are referring to Alloy, Inc., our current parent corporation, and when we refer to “Alloy” we are referring to the Alloy-branded direct marketing and merchandising business that we operate. Similarly, when we refer to “dELiA*s” we are referring to the dELiA*s-branded direct marketing, merchandising and retail store business that we operate, when we refer to “dELiA*s Corp.” we are referring to dELiA*s Corp., the company Alloy, Inc. acquired in 2003 and which has since been renamed dELiA*s Assets Corp., and when we refer to “dELiA*s, Inc.,” “we,” “us,” or “our,” we are referring to dELiA*s, Inc., its subsidiaries and its predecessors, including Alloy Merchandising Group, LLC, the company that, together with its subsidiaries, historically operated our business and that converted to a corporation named dELiA*s, Inc. on August 5, 2005.

References in this prospectus to a fiscal year or fiscal quarter refer to the calendar year in which the fiscal period commenced (i.e., a reference to fiscal 2004 refers to our fiscal year beginning on February 1, 2004 and ending January 31, 2005, while a reference to the fourth quarter of fiscal 2004 refers to our fiscal quarter beginning November 1, 2004 and ending on January 31, 2005).

Our Company

We are a direct marketing and retail company comprised of three lifestyle brands primarily targeting the approximately 33 million consumers between the ages of 12 and 19, a demographic that is among the fastest growing in the United States. Our brands—dELiA*s, Alloy and CCS—are well-established, differentiated, lifestyle brands that generate revenue by selling predominantly to teenage consumers through direct mail catalogs, websites and, for dELiA*s, mall-based specialty retail stores. Our brands are well known among teenage consumers. dELiA*s is a lifestyle-oriented multi-channel brand for teenage girls. Alloy is a prominent branded junior apparel catalog and e-commerce site for teenage girls. CCS is a premier catalog and e-commerce site for skateboarding and snowboarding equipment, apparel and footwear products targeting teenage boys.

Through our catalogs and the e-commerce webpages we will license from Alloy, Inc. following the Spinoff (the “e-commerce webpages”), we sell many name brand products along with our own proprietary brand products in key teenage spending categories directly to the teen market, including apparel, action sports equipment and accessories. Our mall-based specialty retail stores derive revenue primarily from the sale of apparel and accessories to teenage girls. The name brands that we offer are well known by our target customers, as are our own proprietary brands. Proprietary brands provide us an opportunity to broaden our customer base by offering merchandise of comparable quality to brand name merchandise at a more affordable price point, while permitting improved gross profit margins. Proprietary brands also allow us to capitalize on emerging fashion trends when branded merchandise is not available in sufficient quantities, and to exercise a greater degree of control over the flow of our merchandise from our suppliers to us and from us to our customers. As fashion trends change, our focus on a diverse collection of name brands and proprietary brands allows us to quickly adjust our merchandising strategy. In addition, we strive to keep our merchandise mix fresh by regularly introducing new brands and styles.

Through the activities of our lifestyle brands, dELiA*s, Alloy and CCS, we have built comprehensive databases that together include information such as name, address and amounts and dates of purchases regarding approximately 14 million persons who have either purchased merchandise or requested catalogs from us as of May 31, 2005. Because information in our databases is collected separately by brand, there may be duplication of names contained in our databases. In addition to helping us target teenage consumers directly, the dELiA*s, Alloy and CCS databases provide us with access to important demographic information that we believe should allow us to optimize the selection of potential mall-based specialty retail store locations. We believe the synergy among our catalogs, e-commerce webpages and retail stores will provide a competitive advantage to us, which is generally not available to retail competitors who do not have a direct business, in identifying new store sites and testing new business concepts. Capitalizing on this synergy will be an integral part of our expansion strategy.

Our Direct Marketing Properties

dELiA*s	dELiA*s develops, markets and sells its own lifestyle brand via catalogs and the internet. The dELiA*s brand is a distinctive collection of apparel, sleepwear, swimwear, roomware, footwear, outerwear and key accessories for trend-setting, fashion-aware teenage girls. While dELiA*s markets to all teenage girls, we focus its marketing efforts on potential customers who are juniors in high school, because we believe that these teenagers influence the buying activities of younger teens.

Alloy	Alloy markets and sells branded junior apparel (including extended sizes), accessories, swimwear, footwear and outerwear targeting teenage girls via catalogs and the internet. Alloy offers a wide selection of well-known juniors-focused name brands, such as Truck Jeans, Paris Blues, Mudd, Vans and Junkfood, as well as our own Alloy brand.

CCS	CCS markets and sells branded skateboarding and snowboarding equipment, apparel, footwear and accessories targeting teenage boys via catalogs and the internet. CCS offers a wide selection of well-known board-sport focused name brands such as Element, DC Shoes, Adio, Volcom, Zero and Emerica, as well as our own CCS brand.

Our Retail Stores

dELiA*s	dELiA*s retail stores sell a distinctive collection of lifestyle oriented apparel and accessories for trend-setting fashion-aware teenage girls via mall-based specialty retail stores. The majority of merchandise is sold under the dELiA*s label. As of July 31, 2005, we operated 55 dELiA*s mall-based specialty retail stores, including five outlet stores, in 22 states. These stores range in size from 2,500 to 5,100 square feet with an average size of approximately 3,700 square feet.

Our Accomplishments

In connection with its acquisition of dELiA*s Corp. in 2003, Alloy, Inc. began hiring new managers with significant experience in direct marketing and specialty retail store operations. Among the initial hires were Robert E. Bernard, who will be our Chief Executive Officer following the Spinoff, and Walter Killough, who will be our Chief Operating Officer following the Spinoff, each of whom was hired by Alloy, Inc. in 2003. Messrs. Bernard and Killough then began the process of hiring a new team of senior managers. These new managers, together with Mr. Bernard and Mr. Killough, make up the core of the management that will run our business following the Spinoff. These managers have implemented and executed several significant changes in our operations that we believe position us to succeed financially. Among these changes are the following:

•

We developed and are executing a comprehensive business and creative strategy that is designed to optimize the ability of our three differentiated lifestyle brands—dELiA*s, Alloy and CCS—to target key teenage spending categories. The initial steps of this strategy included ceasing distribution of catalogs for our Girlfriends LA and Old Glory brands, and the sale of substantially all of the assets and liabilities of Dan’s Competition, LLC (whose name we subsequently changed to “DC Restructuring, LLC” and who we sometimes refer to as “DCR”) (collectively, the “non-core brands”), the rationalization of existing catalog circulation by mailing segment, and the identification and closing of seven underperforming retail stores (and nine total retail stores) during the period from February 1, 2004 through July 31, 2005.

•	We generated synergies and eliminated operational duplication by consolidating dELiA*s’, Alloy’s and CCS’ operations, which has enabled us to leverage a common infrastructure for our three core brands. These synergies included cross-distributing our dELiA*s and Alloy catalogs across combined databases, consolidating the fulfillment operations of all three brands, reducing costs by consolidating services (such as freight, printing and pre-press services) that previously had been provided by multiple vendors, and sharing information technology and other common infrastructure among all three brands.

•	We restructured our organization to execute our new business and creative strategy and hired talent for future growth. This strategy included the following: the creation of teams to drive sales by brand; hiring new heads of merchandising, planning and creative for each brand; reorganizing and improving support staff and operations; and hiring several new key executives. We believe this hiring and restructuring has allowed our merchandising, planning and creative teams to focus on their individual brands and brand positioning.

•	We developed and implemented a new business architecture that established a consistent set of goals and reporting metrics for our brands. We believe this new architecture has improved our reporting and accountability and should help us to deliver more consistent, predictable results.

•	We implemented a more conservative approach to inventory management, including the liquidation of non-current merchandise in-season. As part of this new approach, we developed merchandising assortments with a strategic balance of key items and fashion investment that strives to highlight top performing merchandise while mixing in debuting merchandise. We also implemented new planning and allocation strategies that are designed to align merchandise sourcing and replenishment to ensure proper seasonality of merchandise that is available in our catalogs and retail stores.

•	We conceived and commenced executing a growth strategy for our dELiA*s premier retail stores (which are our full price stores). This growth strategy involves a redesigned store layout for newly opened stores, contemplates the expansion of our premier stores’ gross square footage by 15% to 20% annually in the near term and concentrates new store openings in locations where our direct marketing customers are located. The first of our new prototype dELiA*s premier retail stores opened in July 2005. We have since opened new premium retail stores. We contemplate opening up to 12 new dELiA*s premier retail stores in fiscal 2005.

Our Business Strategy

We have established a market niche as a leading direct marketing company targeting teenage consumers utilizing databases of approximately 14 million names and other information regarding consumers who have either purchased products or requested catalogs directly from one or more of our three core brands, plus approximately 3.5 million names and other information regarding persons who purchased or requested catalogs from one or more of our non-core brands. Because information in our databases is collected separately by brand, there may be duplication of names contained in our databases. In fiscal 2004, our three core brands issued 28 separate catalog editions, as well as 10 separate clearance editions, with a combined circulation of approximately 63 million catalogs. We will attempt to maintain our strong competitive position as a premier direct marketing company targeting teenagers and capitalize on the strengths of the dELiA*s, Alloy and CCS brand names and loyal customer bases through expansion and development of our specialty retail stores, along with possible brand extensions. The key elements of our strategy are as follows:

•	Maintain Our Competitive Position In Direct Marketing—Management’s strategy is to maintain our strong competitive position as a direct marketing company targeting teenagers while driving long-term revenue growth and improving profitability. We currently plan to continue to expand and leverage our databases via cross-catalog title marketing, customer file response modeling and improving our email marketing program, which we believe should drive profitable revenue growth in our direct marketing businesses.

•	Improve Store Metrics—We believe certain of our existing retail stores are sub-optimal in terms of physical dimensions, store fixtures, rental rates and the malls in which they are located. We plan to attempt to maximize profits through increased sales and margins driven by a merchandising strategy of reduced non-apparel items and sharp focus on key sportswear categories. We also believe improved field management and increased focus on the selling culture will increase units per transaction and average dollars per sale, which should further drive financial performance improvements.

•	Expand dELiA*s Retail Store Base—As market conditions allow, we plan to continue to expand the dELiA*s retail store base over the long term, perhaps to as many as 350 – 400 stores, in part by utilizing our databases to identify new stores sites. We envision that the databases compiled through our direct marketing operations will play an integral part in our expansion strategy by providing access to important customer and demographic information that we plan to utilize to analyze and identify potential store locations.

•	Cost Control—Our growth strategy encompasses a plan to invest prudently in increased catalog circulation, retail store leases and fixtures and inventory, while leveraging our current expense infrastructure.

•	Explore New Retail Concepts—We plan to attempt to capitalize on the strength of the dELiA*s, Alloy and CCS names and loyal customer bases through the development of new retail store concepts. In addition to new store growth for the dELiA*s brand, we believe the important customer and demographic information collected from the Alloy and CCS direct marketing operations can also be utilized to analyze and identify potential retail store locations for these brands. Management believes its strategy of using catalogs to first test new direct business concepts before embarking on costly new retail store initiatives should reduce the risk of these new ventures and should provide a competitive advantage. In addition, the ability to use analytical data from the direct marketing operations in the selection of new store locations, both for dELiA*s and potentially for the other brands, further mitigates risk.

Teenage Market Statistics

Our target customer base is made up of the approximately 33 million people in the United States between the ages of 12 and 19. The consumer research group Packaged Facts predicts that in 2006, an estimated 34.6 million teens will spend approximately $190 billion of their own earnings, gifts and allowances presumably on leisure and fashion items. We expect our target demographic to have increasing spending power and to drive consumer trends through their purchasing habits.

Our Relationship With Alloy, Inc.

We are currently a group of indirect, wholly-owned subsidiaries of Alloy, Inc. Alloy, Inc.’s common stock is listed on the Nasdaq National Market under the symbol “ALOY.”

After the Spinoff, we will be an independent public company that is not controlled by Alloy, Inc. and in which Alloy, Inc. holds no equity interest. We expect our common stock to be listed on the Nasdaq National Market under the symbol “DLIA”. One member of the board of directors of Alloy, Inc., Matthew L. Feshbach, will serve as our Chairman of the board following the Spinoff. Mr. Feshbach controls MLF which in turn controls the MLF Funds. By virtue of the MLF Funds’ aggregate ownership of Alloy, Inc. common stock, MLF is the largest beneficial owner of Alloy, Inc.’s common stock, and we anticipate that it will be our largest beneficial shareholder immediately after the Spinoff. In connection with the Spinoff, we will enter into certain agreements with Alloy, Inc. to define our ongoing relationship after the Spinoff, provide for an orderly transition, and allocate tax, employee benefits and certain other liabilities and obligations arising from periods prior to the distribution date. For information regarding these agreements, please see “Relationship Between Alloy, Inc. and Us After the Spinoff” and “Certain Relationships and Related Party Transactions—Relationship with Alloy, Inc.”

Principal Executive Offices

Our principal executive offices are located at 435 Hudson Street, New York, NY 10014. Our telephone number is (212) 807-9060.

THE SPINOFF

Distributing company

Alloy, Inc., a Delaware corporation. For purposes of this prospectus, “Alloy, Inc.” includes Alloy, Inc. and its consolidated subsidiaries, other than dELiA*s, Inc. and its consolidated subsidiaries, unless the context otherwise specifies.

Distributed company	dELiA*s, Inc., a Delaware corporation.

Spinoff

The distribution of all our common stock held by Alloy, Inc. (representing     % of our common stock, after giving effect to the private placement of                      shares to certain of our senior officers) to the holders of Alloy, Inc. common stock.

On the distribution date, the distribution agent will begin distributing shares of our common stock to persons who were stockholders of Alloy, Inc. on the Spinoff Record Date. Such holders will not be required to make any payment nor will they be required to surrender or exchange their shares of Alloy, Inc. common stock or take any other action to receive shares of our common stock.

Distribution ratio	One share of our common stock for every two shares of Alloy, Inc. common stock outstanding on the Spinoff Record Date.

Distributed shares

Based on the number of shares of Alloy, Inc. common stock outstanding on the Spinoff Record Date, and the one-for-two distribution ratio, approximately                      shares of our common stock will be distributed to the stockholders of Alloy, Inc. No fractional shares of our common stock will be distributed. Fractional shares will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those Alloy, Inc. stockholders who would otherwise have received fractional shares of our common stock.

Spinoff Record Date	, 2005

Distribution date	, 2005

Distribution agent	American Stock Transfer & Trust Company

Purposes of the distribution

The Alloy, Inc. board of directors believes that the distribution is in the best interests of Alloy, Inc., its stockholders and us. The Alloy, Inc. board of directors believes that the distribution will result in various benefits to Alloy, Inc. and us, including the following:

•	Allowing management of our business and Alloy, Inc.’s other businesses to focus solely on the opportunities and challenges specific to each business, including the adoption of strategies and resource allocation policies that reflect the financial and strategic characteristics of each business;

•	Eliminating competition for capital between our business and Alloy, Inc.’s other businesses;

•	Ensuring a fully subscribed rights offering;

•	Providing greater investor clarity, which should allow the investment community to better understand and evaluate our business and Alloy, Inc.’s businesses, which should expand the pool of capital available to us, thus facilitating the raising, and potentially lowering the cost, of external funding necessary to execute our retail store expansion plan;

•	Increasing the long term value of our respective common stocks. Apart from the obvious benefit this brings to our stockholders, it should also serve to increase the effectiveness of our equity compensation. In addition, the Spinoff will enable us and Alloy, Inc. to offer our respective management and employees equity incentives that are economically aligned with the financial performance of our respective businesses; and

•	Allowing us to make acquisitions using our stock, if we choose to make such acquisitions.

Power to amend, modify or abandon the distribution	Alloy, Inc.’s board of directors may amend or modify the Spinoff at any time prior to the Spinoff Record Date, and may abandon the Spinoff at any time prior to the distribution date.

Trading market

No public market exists for our common stock, although a “when-issued” trading market may develop on or shortly before the Spinoff Record Date. We will file an application to have our common stock admitted to trading on the Nasdaq National Market under the symbol “DLIA”.

Dividend policy

We currently anticipate that no cash dividends will be paid on our common stock in the foreseeable future. Our board of directors periodically will reevaluate this dividend policy taking into account our operating results, capital needs, the terms of our existing financing arrangements and other factors.

Credit facility

We are currently a party to a credit agreement (the “Loan Agreement”) with Wells Fargo, which consists of a revolving line of credit that currently permits us and certain of our subsidiaries to borrow up to $20 million. In a related agreement, Alloy, Inc. entered into a make whole agreement with Wells Fargo (the “Make Whole Agreement”), pursuant to which Alloy, Inc. agreed, among other things, to ensure that the excess availability under the Loan Agreement (which is defined as availability under the Loan Agreement less all of our then past due obligations) is at all times greater than or equal to $2.5 million. As of April 30, 2005, approximately $4.4 million of letters of credit were outstanding under the Loan Agreement and the unused available credit was $4.5 million after giving consideration to the $2.5 million provided for in the Make Whole Agreement.

We currently are in discussions with Wells Fargo to effect certain amendments to the Loan Agreement, including the termination of the Make Whole Agreement. Termination of the Make Whole Agreement is a condition precedent to the Spinoff, though Alloy, Inc. may waive this condition in its sole discretion. The termination of the Make Whole Agreement would relieve Alloy, Inc. from any obligations under the Loan Agreement. Although we expect that Wells Fargo will agree to terminate the Make Whole Agreement, no assurance can be given that any such amendments will be effected.

Hanover, PA Mortgage Note

One of our subsidiaries is party to a Mortgage Loan Agreement related to the purchase of the distribution facility in Hanover, Pennsylvania (as modified, the “Hanover Mortgage”), which Alloy, Inc. has guaranteed. We currently are in discussions with the holder of the Hanover Mortgage to remove Alloy, Inc. as guarantor. Such removal is a condition precedent to the Spinoff, though Alloy, Inc. may waive this condition in its sole discretion. Although we expect to obtain the removal of Alloy, Inc. as guarantor, no assurance can be given that such consent will be accomplished.

U.S. federal income tax consequences

The Spinoff is conditioned upon receipt by Alloy, Inc. of an opinion from Weil, Gotshal & Manges LLP, special tax counsel to Alloy, Inc., substantially to the effect that, for U.S. federal income tax purposes, the distribution of dELiA*s, Inc. common stock should be tax-free to Alloy, Inc. and to you under the tax-free spin-off provisions of the Tax Code. Fractional shares will not be issued, however, and Alloy, Inc. stockholders will generally be required to recognize any gain with respect to cash received in lieu of fractional shares.

The Spinoff is also conditioned on a determination by Alloy, Inc.’s board of directors that the Spinoff will not cause an acceleration of an amount of taxes attributable to certain possible deferred gains that would have a material adverse effect on us or Alloy, Inc.

For a further explanation of the U.S. federal income tax consequences of the distribution and the scope of counsel’s opinion, see the discussion beginning on page 126.

Our board of directors

At the time of the Spinoff, our board of directors will consist of              persons: Robert E. Bernard, Matthew L. Feshbach, Walter Killough and                     . We intend to add not less than              independent members to our board of directors within one year after the effective date of the Spinoff.

Stock compensation arrangements

We have adopted a stock incentive plan under which we have reserved                      shares of our common stock for issuance to our employees, officers and directors upon the exercise of stock options or pursuant to other types of grant. Under this plan, we have granted, or will grant prior to or promptly after the distribution, options to purchase an aggregate of approximately                      shares of our common stock, including options to purchase                      shares of our common stock that have been issued to our named executive officers. See “Management—Other Compensatory Plans and Arrangements—Our Stock Incentive Plan.”

Risk factors	Stockholders should carefully consider the matters discussed in the section captioned “Risk Factors That May Affect Future Results.”

Additional information	Stockholders of Alloy, Inc. with questions regarding the Spinoff should contact:

dELiA*s, Inc.

Attention: Edward Taffet

435 Hudson Street

New York, NY 10014

Tel: (212) 807-9060

Email: spinoff@delias.com

THE RIGHTS OFFERING

Rights offered

We are granting              of a transferable right to each record holder of our common stock at 5:00 p.m., New York time on the Rights Offering Record Date for each share of our common stock held by such record holder on that date. Each whole right entitles such holder to purchase one share of our common stock. The rights are issued in the form of rights certificates that accompany this prospectus.

Subscription price

The subscription price will be $             per share, payable in cash. Payment by personal check must clear payment on or before the expiration date, which may require two or more business days from the date that the Subscription Agent receives your personal check. As a result, we recommend that stockholders pay the subscription price by wire transfer, certified or cashier’s check drawn on a U.S. bank or U.S. postal money order.

The subscription price has been approved by Alloy, Inc.’s board of directors. It determined the subscription price in consultation with its financial advisors after considering, among other factors, the likely cost of capital from other sources, our need for capital to complete the initial steps of our retail store expansion plan described below and to provide operating capital following the Spinoff, and the price at which MLF was willing to backstop the rights offering. Based on those considerations, Alloy, Inc.’s board of directors derived a $175 million valuation for the merchandising and retail store business of Alloy, Inc. The subscription price per share was based on that value, and was determined by dividing such $175 million aggregate value by the number of shares of our common stock that will be issued in the Spinoff, as adjusted to account for the dilutive impact of options and warrants that will be outstanding immediately following the Spinoff pursuant to the treasury stock method. MLF agreed to backstop a contemplated $20 million rights offering of our shares at an exercise price that would be derived from such $175 million valuation. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of the common stock to be offered in the rights offering.

Shares of common stock outstanding prior to the rights offering	.

Rights Offering Record Date	5:00 p.m., , 2005.

Expiration date and time	The subscription period for the rights expires at 5:00 p.m., New York time, on , 2005.

Transferability of rights

The rights are transferable, and we anticipate that the rights will be traded on the Nasdaq National Market under the symbol “DLIAR”. We expect that rights may be purchased or sold through usual investment channels until the close of business on the last trading day preceding the expiration date. Rights holders may also request that the subscription agent sell their rights on their behalf. However, there has been no prior public market for the rights, and we cannot assure you that a trading market for the rights will develop or, if a market develops, that the market will remain available throughout the subscription period.

Fractional rights

We will not issue fractional shares of common stock in the rights offering nor will we pay cash in lieu of fractional rights. If a holder’s rights would allow it to purchase a fractional share, it may exercise its rights only by rounding down to and paying for the nearest whole share or by paying for any lesser number of whole shares.

No revocation of exercise	Once a rights holder submits the form of rights certificate to exercise any rights, such holder is not allowed to revoke or change the exercise or request a refund of monies paid.

Backstop agreement

In addition to agreeing to cause the MLF Funds to subscribe for their full pro rata amount of common stock in the rights offering, MLF has agreed to backstop the rights offering, meaning it will, either directly or through the MLF Funds, purchase all shares that remain unsold in the rights offering at the subscription price of $                     .

Amendment, extension and termination

Alloy, Inc. may withdraw or amend the provisions of the rights offering at any time prior to the effective date of the Spinoff. We may amend or extend the subscription period of the rights offering at any time after the effective date of the Spinoff. We also reserve the right to withdraw the rights offering at any time after the Spinoff and prior to the expiration date for any reason, in which event all funds received in the rights offering will be returned without interest or deduction to those persons who subscribed for shares in the rights offering.

Subscription and escrow agent	American Stock Transfer & Trust Company.

Procedure for exercising rights

Rights holders wishing to exercise their rights must complete the rights certificate and deliver it to the subscription agent with full payment for the amount of rights exercised under the subscription privilege. The subscription agent must receive the proper forms and payments in good funds on or before the expiration date of the subscription period.

Rights holders wishing to exercise their rights may deliver the documents and payments by mail or commercial courier. If regular mail is used for this purpose, we recommend using insured, registered mail. Rights holders may use an alternative, the “Notice of Guaranteed Delivery,” if they are unable to deliver the rights certificate before the expiration date, subject to the requirements of the procedures described under “The Rights Offering—Notice of Guaranteed Delivery.”

Payment adjustments

If a rights holder sends a payment that is insufficient to purchase the number of shares such holder requested, or if the number of shares such holder requested is not specified in the forms, the payment received will be applied to exercise the subscription privilege to the extent of the payment. If the payment exceeds the subscription price for the full exercise of the subscription privilege, the excess will be returned to such holder as soon as it is practicable. Rights holders will not receive interest or deduction on any payments refunded to them under the rights offering.

Nominee accounts

If a rights holder wishes to purchase shares in the rights offering or sell its rights and its shares are held by a securities broker, bank, trust company or other nominee, such holder should promptly contact its record holder(s) and request that they exercise or sell rights on such holder’s behalf. Such holder may also contact the nominee and request that the nominee send a separate rights certificate to it. If a holder wishes an institution such as a broker or bank to exercise or sell such holder’s rights for it, such holder should contact that institution promptly to arrange the method of exercise or sale.

Rights holders wishing to exercise or sell their rights are responsible for the payment of all fees that brokers or other persons holding such holder’s shares may charge.

Rights holders wishing to exercise their rights are not responsible for any fees payable to the subscription agent for such exercise. Rights holders who wish to have the subscription agent sell their rights on their behalf are responsible for all fees and expenses the subscription agent may charge in connection with the sale, and such fees shall be deducted from the net proceeds from such sale.

U.S. federal income tax consequences

For U.S. federal income tax purposes, rights holders exercising their rights will not recognize income as a result of the receipt or exercise of their rights. Rights holders who sell their rights may recognize a gain or loss upon such sale. See “Certain United States Federal Income Tax Considerations—The Rights Offering.” Such holders should, and are urged to, consult their own tax advisor concerning the tax consequences of the rights offering under their own tax situation.

No recommendation to rights holders

Neither our nor Alloy, Inc.’s board of directors makes any recommendations as to whether persons receiving rights in the rights offering should subscribe for shares of our common stock. They should decide whether to subscribe for shares or transfer their rights based upon their own assessment of their best interests. They should not view MLF’s backstop arrangement or our senior officers’ participation in the private placement as a recommendation or other indication that the exercise of their rights is in their best interests.

Trading market

No public market exists for our common stock, although a “when issued” trading market may develop on or shortly before the Spinoff Record Date. We expect that rights may be purchased or sold through usual investment channels until the close of business on the last trading day preceding the expiration date. However, there has been no prior public market for the rights, and we cannot assure rights holders that a trading market for the rights will develop or, if a market develops, that the market will remain available throughout the subscription period. We will file an application to have our common stock admitted to trading on the Nasdaq National Market under the symbol “DLIA” and to have our rights admitted to trading on the Nasdaq National Market under the symbol “DLIAR”.

Stock certificates	We will deliver stock certificates representing our common stock purchased by the exercise of rights as soon as practicable after the expiration date.

Risk Factors

Persons investing in the rights offering should be aware that there are various risks associated with their investment, including the risks described in the section entitled “Risk Factors That May Affect Future Results” beginning on page 25 and the risks that we have highlighted in other sections of this prospectus.

SUMMARY HISTORICAL FINANCIAL AND OPERATING INFORMATION

The following table presents our summary financial and operating data. The data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the information presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this prospectus. The summary financial data as of January 31, 2003, 2004 and 2005 and for the fiscal years ended January 31, 2003, 2004 and 2005 were derived from our audited financial statements. The consolidated financial information for the three months ended April 30, 2004 and 2005 are unaudited. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. In this prospectus, we refer to our fiscal years ended January 31, 2003, 2004 and 2005 as fiscal 2002, fiscal 2003 and fiscal 2004, respectively. References to a fiscal year or fiscal quarter refer to the calendar year in which the fiscal period commences.

The summary financial data set forth below may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

	Fiscal Year Ended January 31,				Three Months Ended April 30,
	2003	2004(1)	2005		2004	2005
Statement of Operations Data (000’s)(2):
Net revenues(3)	$145,063	$166,465	$199,358		$40,532	$44,665
Gross profit(4)	61,549	65,574	71,917		13,654	16,328
Selling, general and administrative expenses	64,151	78,696	82,082		20,030	19,155
Loss from continuing operations before interest income (expense) and income taxes	(5,173)	(65,478)	(10,346)		(6,376)	(2,827)
Net loss	(447)	(74,546)	(9,372)		(6,676)	(14,195)

Balance Sheet Data (000’s):
Cash and cash equivalents	$576	$914	$6,503		$2,927	$4,529
Working capital	8,117	(6,656)	1,376		(9,136)	2,612
Total assets	116,814	127,609	121,482		123,589	104,185
Long-term debt and other long-term liabilities	986	3,241	5,166		3,429	5,191
Total divisional equity	96,773	82,642	80,624		78,866	70,336

Retail Store Operating Data:
Total retail store revenues ($millions)	—	$30.1	$64.1		$13.6	$13.5
Comparable store sales increase (decrease)	—	n/a	1.4	%(6)	n/a	6.8%
Net sales per store ($millions)	—	$1.09 (5)	$1.13		$1.08 (7)	$1.15 (8)
Sales per gross square foot	—	$297 (5)	$310		$296 (7)	$314 (8)
Average square footage per store	—	3,665	3,646		3,658	3,646
Number of stores	—	62	55		59	55

Total square footage (000’s)	—	227.2	200.5		215.9	200.5
Percent (decrease) in total square footage	—	n/a	(11.8)%		n/a	(7.1)%

Direct Marketing Operating Data:
Total direct marketing revenues ($millions)	$145.1	$136.4	$135.3		$26.9	$31.2
Number of catalogs circulated (millions)	60.1	64.0	63.9		17.5	18.1

(1)	The acquisition of dELiA*s Corp. by Alloy, Inc. was completed in September 2003.

(2)	See note 4 to the consolidated financial statements for a description of the effect of the discontinued business that has been eliminated from continuing operations. See note 16 to the consolidated financial statements for financial data by reportable segment.
(3)	Net revenues include net sales for both the direct marketing segment and the retail store segment. In addition, net revenues include other revenues consisting primarily of advertising services provided for third parties, net of the costs of and third-party commissions paid by Alloy, Inc. to generate such revenues. Virtually all of the third-party advertising services are provided in our direct marketing segment, through our catalogs (including telephone sales) or on our e-commerce webpages. Alloy, Inc. acts as our exclusive agent in arranging advertising on our behalf through a related party transaction. See note 14 to the consolidated financial statements for details of related party transactions.
(4)	Cost of goods sold consists of the cost of merchandise sold to customers, inbound freight costs, shipping costs, buying and merchandising costs and store occupancy costs.
(5)	Alloy, Inc. acquired dELiA*s Corp. in September 2003, and the information included throughout the prospectus reflects only the five months of dELiA*s Corp.’s operations for fiscal 2003 unless otherwise stated. However, to make a comparison of net sales per store and sales per gross square foot meaningful, we have included dELiA*s’ retail store results on a pro forma twelve-month period ended January 31, 2004 in the calculation of these metrics.
(6)	Comparable store sales for the fiscal period ended January 31, 2005 reflect sales for the twelve months ended January 31, 2005, as compared to pro forma sales for the twelve months ended January 31, 2004. Prior to September 2003, Alloy, Inc. did not own or operate any retail stores.
(7)	Alloy, Inc. acquired dELiA*s Corp. in September 2003, and the information included throughout the prospectus reflects only the five months of dELiA*s Corp.’s operations for fiscal 2003 unless otherwise stated. However, to make a comparison of net sales per store and sales per gross square foot meaningful, we have included dELiA*s’ retail store results on a pro forma twelve-month period ended April 30, 2004 in the calculation of these metrics.
(8)	Represents net sales per store and sales per gross square foot for the twelve-month period ended April 30, 2005.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

You should carefully read and consider the following risk factors together with all of the other information included in this prospectus in evaluating us and our common stock and before you decide to exercise your rights to purchase shares of our common stock. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price our common stock could decline, and you may lose all or part of your investment. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. You should carefully consider the following risk factors, other information included in this prospectus and information contained in our periodic reports that we will file with the Securities and Exchange Commission (the “SEC”) following consummation of the Spinoff. The material risks and uncertainties described below are related to this offering. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected, and you may lose some or all of your investment.

Risks Related to Our Business

Our future profitability is uncertain.

We have incurred significant losses in recent years, including net losses of approximately $447,000, $74.5 million and $9.4 million, respectively, in the years ended January 31, 2003, 2004 and 2005 and $14.2 million for the three months ended April 30, 2005. Because we operate in a highly competitive industry, we have difficulty predicting our future operating results, and we cannot be certain that our revenue will grow at rates that will allow us to reach or maintain profitability on a quarterly or annual basis.

We have no recent operating history as an independent company.

During the past several years, our business has operated as a number of indirect, wholly-owned subsidiaries of Alloy, Inc. After the Spinoff, we will be an independent public company. Most of our management team does not have any experience in operating our company as an independent public company. Our ability to satisfy our obligations and achieve or maintain profitability will be solely dependent upon the future performance of our business, and we will not be able to rely upon the financial and other resources of Alloy, Inc. In addition, our management team will need to develop the expertise needed to comply with the numerous regulatory and other requirements applicable to independent public companies, including requirements relating to corporate governance, listing standards and securities and investor relations issues. In addition, we will incur significant legal, accounting, insurance and other expenses as a result of being a public company. We expect that compliance with certain laws, rules and regulations, including compliance with the Sarbanes-Oxley Act of 2002, will substantially increase our legal and accounting costs and make some activities more time-consuming and costly.

We may fail to use our databases and our expertise in marketing to teenage consumers successfully, and we may not be able to maintain the quality and size of our databases.

The effective use of our consumer databases and our expertise in marketing to teenage consumers are important components of our business. If we fail to capitalize on these assets, our business will be less successful. As individuals in our databases age beyond age 19, they may no longer be of significant value to our business. We must therefore continuously obtain data on new individuals in the teenage demographic in order to maintain and increase the size and value of our databases. If we fail to obtain sufficient new names and information, our business could be adversely affected.

Additionally, we and Alloy, Inc. will jointly own all data collected through any dELiA*s, Alloy or CCS data acquisition channel before and after the Spinoff (excluding credit card data), subject to applicable laws and privacy policies. Alloy, Inc. will be restricted from using certain of such data for the benefit of our competitors or transferring certain of such data to our competitors. We will have full access to all the data without limitation, but we will agree not to use any of the data other than in connection with our merchandising and retail store activities, except in limited situations. Nevertheless, because we and Alloy, Inc. will jointly own such database information, certain actions that Alloy, Inc. could take, such as breaching its contractual covenants, could result in our losing a significant portion of the competitive advantage we believe our databases provide to us. In such event, our business and results of operations could be adversely affected. See “Relationship Between Alloy, Inc. and Us After the Spinoff—Information Technology and Intellectual Property Agreements” and “—Media Services Agreement.”

Our success depends largely on the value of our brands and if the value of our brands were to diminish, our business would be adversely affected.

The prominence of our dELiA*s, Alloy and CCS catalogs and e-commerce webpages and our dELiA*s specialty retail stores among our teenage target market are key components of our business. If our consumer brands or their associated merchandise and content lose their appeal to teenage consumers, our business would be adversely affected. The value of our consumer brands could also be eroded by misjudgments in merchandise selection or by our failure to keep our content current with the evolving preferences of our audience. Moreover, we anticipate that we will continue to increase the number of teenage consumers we target, through means that could include broadening the intended audience of our existing consumer brands or creating related businesses and brand extensions. Misjudgments by us in this regard could damage our existing or future brands. If any of these developments occur, our business would suffer and we may be required to write-down the carrying value of our goodwill.

Our dELiA*s retail store expansion strategy depends on our ability to open and operate a certain number of new stores each year, which could strain our resources and cause the performance of our existing operations to suffer.

Our dELiA*s retail store expansion strategy will largely depend on our ability to find sites for, open and operate new stores successfully. However, our ability to open new stores is subject to a variety of risks and uncertainties, and we may be unable to open new stores as planned. Any failure to successfully open and operate these new stores could have a material adverse effect on our results of operations. In addition, our proposed expansion program will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our individual stores and our overall business. To the extent that our new store openings are in markets where we already have stores, we may experience reduced net sales in existing stores in those markets. In addition, successful execution of our retail store growth strategy may require that we obtain additional financing, and we cannot assure you that we will be able to obtain that financing on acceptable terms or at all.

Our catalog response rates may decline.

Catalog response rates usually decline when we mail additional catalog editions within the same fiscal period. In addition, as we continue to increase the number of catalogs distributed or mail our catalogs to a broader group of new potential customers, we have observed that these new potential customers respond at lower rates than existing customers have historically responded. We cross-mail our Alloy catalogs to dELiA*s catalog customers, and dELiA*s catalogs to Alloy catalog customers, which may result in lower response rates for each. Additionally, response rates for dELiA*s catalogs historically have declined in geographic regions where we open new stores. As we open new dELiA*s stores as part of our retail store expansion program, we expect aggregate catalog response rates to decline further. Although it is our expectation that our sales from these new retail stores will more than offset the declines in our catalog response rates, no assurance can be given that these expectations will be realized. If we are mistaken, these trends in response rates are likely to have a material adverse effect on our rate of sales growth and on our profitability and could have a material adverse effect on our business.

Traffic to our e-commerce webpages and conversion rates may decline.

In order to generate online customer traffic we depend heavily on mailed catalogs, outbound emails and an affiliates program. Our sales volume and e-commerce webpages traffic generally may be adversely affected by, among other things, a change in any of the above mentioned dependencies as well as economic downturns, system failures, competition from other internet retailers and non-internet retailers. A reduction in traffic to the e-commerce webpages as a result of these or any other factors could have a material adverse effect on our business, results of operations and financial condition. In addition, e-commerce webpages sales conversion rates may decline due to, among other things, system failures and our ability to effectively predict and respond to changing fashion tastes and consumer demands, and to translate market trends into appropriate, saleable product offerings in a timely manner, all of which could also have a material adverse effect on our business, results of operations and financial condition.

Our business is dependent upon our being able to anticipate, identify and respond to changing fashion trends, customer preferences and other fashion-related factors; failure to do so could have a material adverse effect on us.

Customer tastes and fashion trends in the teenage market are volatile and tend to change rapidly. Our success depends in part on management’s ability to effectively predict and respond to changing fashion tastes and consumer demands, and to translate market trends into appropriate, saleable product offerings in a timely manner. If we are unable to successfully predict or respond to changing styles or trends and misjudge the market for our products, our sales may be lower and we may be faced with unsold inventory. In response, we may be forced to rely on additional markdowns or promotional sales to dispose of excess or slow-moving inventory, which may have a material adverse effect on our financial condition or results of operations.

Our revenues and income could decline due to general economic trends, declines in consumer spending and seasonality.

Our revenues are largely generated by discretionary consumer spending. Consumer spending tends to decline during recessionary periods, and may also decline at other times. Accordingly, our revenues could decline during any general economic downturn. In addition, our revenues have historically been higher during our third and fourth fiscal quarters, coinciding with the start of the school calendar and holiday season spending, than in the first half of our fiscal year. Therefore, our results of operations in any given quarter may not be indicative of our full fiscal year performance. Any significant decrease in sales during the back-to-school and winter holiday seasons would have a material adverse effect on our financial condition and results of operations. In addition, in order to prepare for the back-to-school and holiday shopping seasons, we must order and keep in stock significantly more merchandise than we carry during other parts of the year. Any unanticipated decrease in demand for our products during these peak seasons could require us to sell excess inventory at a substantial markdown, which could reduce our sales and gross margins and negatively impact our profitability.

Our liquidity and ability to raise capital may be limited.

Since September 2003, our operations have been funded principally through generated revenues, net transfers from Alloy, Inc. and from borrowings under our existing credit facility. Following the Spinoff, we will not have access to funding provided by Alloy, Inc.

Additionally, in connection with the Spinoff, we are in the process of renegotiating certain aspects of our existing credit facility with Wells Fargo, though the renegotiation primarily relates to Alloy, Inc.’s request that the Make Whole Agreement currently in place between Alloy, Inc. and Wells Fargo be eliminated. At present, we do not have a binding commitment from Wells Fargo with respect to any amendments to our credit facility. There can be no assurance that we will be able to enter into acceptable modifications to the credit facility prior to the time the Spinoff is completed, or that the terms of such modifications will not impose significant limitations and restrictions on the conduct of our business, our ability to pay dividends and other matters. In addition, a significant portion of our vendor base is factored. The credit extended by these factors is backstopped by standby letters of credit, which we are required to provide. Any increase in our vendors’ use of factors or decrease in the amount of credit extended by these factors could require us to provide additional standby letters of credit, thereby reducing the available line of credit under our credit facility with Wells Fargo.

Our credit facility also requires us to obtain Wells Fargo’s consent to the Spinoff. If we fail to obtain such consent and nevertheless determine to proceed with the Spinoff, we would be in breach of the terms of the credit facility, which would permit Wells Fargo to accelerate the repayment of amounts due under the credit facility. Any such acceleration could adversely affect our liquidity.

We may need to obtain additional debt or equity financing in the future. The type, timing and terms of the financing selected by us will depend on, among other things, our cash needs, the availability of other financing sources and prevailing conditions in the financial markets. There can be no assurance that any of these sources will be available to us at any time or that they will be available to us on satisfactory terms.

We compete with other retailers for sales and locations in our retail store operations.

The teenage girl retail apparel industry is highly competitive, with fashion, quality, price, location, in-store environment and service being the principal competitive factors. We compete for retail store sales with specialty apparel retailers and certain other youth-focused apparel retailers, such as Hot Topic, American Eagle Outfitters, Abercrombie & Fitch, abercrombie, Hollister, Aeropostale, Limited Too, bebe, Forever 21, H&M, Pacific Sunwear and Urban Outfitters. We also compete for retail store sales with full price and discount department stores such as Macy’s, Wal-Mart, Target, Kohl’s and others. In addition, we compete for favorable site locations and lease terms in shopping malls. Many of our competitors are large national chains, which have substantially greater financial, marketing and other resources than we do. Additionally, we previously were able to rely on Alloy, Inc. to guaranty leases in connection with negotiations with landlords over lease terms. Following the Spinoff, we will no longer be able to rely on Alloy, Inc.’s guaranty which may result in us having to pay higher rents or prevent us from obtaining the leases in the first instance. While we believe we compete effectively for sales and for favorable site locations within malls and lease terms, competition for prime locations within malls is intense and we cannot assure you that we will be able to obtain new locations or maintain our existing locations on terms favorable to us, if at all. Our ability to open and operate new stores successfully depends on several factors, including, among others, our ability to:

•	identify suitable store locations, the availability of which is outside of our control;

•	negotiate acceptable lease terms;

•	prepare stores for opening within budget;

•	source sufficient levels of inventory at acceptable costs to meet the needs of new stores;

•	hire, train and retain store personnel;

•	successfully integrate new stores into our existing operations; and

•	generate sufficient operating cash flows or secure adequate capital on commercially reasonable terms to fund our expansion plans.

Competition may adversely affect our business.

Many of our existing competitors, as well as potential new competitors in this market, have longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These advantages allow our competitors to spend considerably more on marketing and may allow them to use their greater resources more effectively than we can use ours. Accordingly, these competitors may be better able to take advantage of market opportunities and be better able to withstand market downturns than us. If we fail to compete effectively, our business will be materially and adversely affected.

Our ability to attract customers to our retail stores depends heavily on the success of the shopping malls in which our stores are located; any decrease in customer traffic in those malls could negatively impact our sales.

Customer traffic depends heavily on locating our stores in prominent locations within successful shopping malls. Sales are derived, in part, from the volume of traffic in those malls. Our stores benefit from the ability of other tenants in the malls to generate consumer traffic in the vicinity of our stores and the continuing popularity of malls as shopping destinations. Our sales volume and mall traffic generally may be adversely affected by, among other things, economic downturns in a particular area, competition from internet retailers, non-mall retailers and other malls and the closing or decline in popularity of other stores in the malls in which we are located. A reduction in mall traffic for any reason could have a material adverse effect on our business, results of operations and financial condition.

Closing stores or curtailing certain operations could result in significant impairments and costs to us.

In the fourth quarter of fiscal 2003, we made a strategic decision to close certain underperforming retail stores and to cease catalog circulation in our Girlfriends LA and Old Glory brands due to their poor financial results and their limited ability to become profitable in the future in a highly competitive market, and so we could focus on our core direct marketing brands. In the second quarter of fiscal 2005 we made the strategic decision to sell the assets of DCR as its results did not fit our return profile. One retail store was closed in the fourth quarter of fiscal 2003, and seven underperforming retail stores were closed during the period from February 1, 2004 through July 31, 2005. In addition, during that same period, we decided not to renew the leases on two additional retail stores. Although we expect to open up to 12 new stores in fiscal 2005 and contemplate opening additional new dELiA*s stores in the near future as part of our retail store expansion plan, we could, in the future, decide to close dELiA*s retail stores or curtail operations that are producing continuing financial losses or are insufficiently profitable. If we do so, we would be required to write down the carrying value of these impaired assets to realizable value, a non-cash event that would negatively impact our earnings and earnings per share. In addition, if we decide to close any dELiA*s stores before the expiration of their lease terms, we may incur payments to landlords to terminate or “buy out” the remaining term of the lease. We also may incur costs related to the employees at such stores. These costs would negatively impact our financial results and cash position.

dELiA*s exclusive branding activities could lead to increased inventory obsolescence and could harm our relations with other vendors.

Our promotion and sale of dELiA*s branded products increases our exposure to risks of inventory obsolescence and other exposures normally associated with retailers. Accordingly, if a particular style of product does not achieve widespread consumer acceptance, we may be required to take significant markdowns, which could have a material adverse effect on our gross profit margin and other operating results. Additionally, there can be no assurance that dELiA*s promotion of its dELiA*s branded products will not negatively impact its relationships with existing vendors of branded merchandise. Moreover, dELiA*s exclusive brand development plans may include entry into joint ventures and additional licensing or distribution arrangements, which may limit our control of these operations.

Our master license agreement with JLP Daisy LLC could adversely affect the value of our dELiA*s brand causing an adverse effect to our business.

In February 2003, one of our subsidiaries, dELiA*s Brand, LLC, entered into a master license agreement with JLP Daisy LLC (“JLP Daisy”) to license our dELiA*s brand on an exclusive basis for wholesale distribution in certain product categories, primarily in mid- and upper-tier department stores. The initial term of the master license agreement is approximately 10 years, which is subject to extension under specified circumstances. As part of the master license agreement, dELiA*s Brand, LLC granted to JLP Daisy a security interest in the dELiA*s trademarks, although the only event that would entitle JLP Daisy to exercise its rights with respect to these trademarks is a termination or rejection of the master license agreement in a bankruptcy proceeding. See “Our Business—Relationship With JLP Daisy.” We can not give you assurance that the licensing of the dELiA*s brand to JLP Daisy will not negatively impact our customers’ image of the brand, which could have a material adverse effect on our profit margins and other operating results. Additionally, there can be no assurance that a change in the customers’ image of the brand due to licensing activities would not negatively effect our dELiA*s retail store expansion plans. Additionally, if we become subject to a bankruptcy proceeding we could lose the rights to our dELiA*s trademarks, which could have a material adverse effect on our business and operating results. We have held preliminary discussions with JLP Daisy about modifying the terms of the master license agreement, but to date no definitive agreement has been reached regarding such modifications.

We depend largely upon a single call center and a single distribution facility.

The call center functions for our dELiA*s, Alloy and CCS catalogs and e-commerce webpages are handled from a single, leased facility in Westerville, Ohio. The distribution functions for our dELiA*s, Alloy and CCS catalogs and e-commerce webpages and all of our dELiA*s retail stores are handled from a single, owned facility in Hanover, Pennsylvania. Any significant interruption in the operation of the call center or distribution facility due to natural disasters, accidents, system failures, expansion or other unforeseen causes could delay or impair our ability to receive orders and distribute merchandise to our customers and retail stores, which could cause our sales to decline. This would have a material adverse effect on our operations and results.

We depend upon a single co-location facility to connect to the internet in connection with the e-commerce webpages.

We connect to the internet through a single co-location facility in connection with the e-commerce webpages. Any significant interruption in the operation of this facility due to natural disasters, accidents, system failures, expansion or other unforeseen causes could have a material adverse effect on our operations and results.

We may be required to recognize impairment charges.

Pursuant to generally accepted accounting principles, we are required to perform impairment tests on our identifiable intangible assets with indefinite lives, including goodwill, annually or at any time when certain events occur, which could impact the value and earnings of our business segments. Our determination of whether an impairment has occurred is based on a comparison of the assets’ fair market values with the assets’ carrying values. Significant and unanticipated changes could require a provision for impairment in a future period that could substantially affect our reported earnings in a period of such change. For instance, during the fourth quarter of fiscal 2003, Alloy, Inc. completed its annual impairment review and recorded a $50.6 million charge to reduce the carrying value of goodwill related to our business operations and a $790,000 charge to reduce the carrying value of indefinite-lived intangible assets related to our business operations (excluding discontinued operations). The combined $51.4 million charge (excluding discontinued operations) is reflected as a component of our operating income and loss in the accompanying consolidated statement of operations.

Additionally, pursuant to generally accepted accounting principles, we are required to recognize an impairment loss when circumstances indicate that the carrying value of long-lived tangible and intangible assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists (i.e., a triggering event) comprises measurable operating performance criteria as well as qualitative measures. If a determination is made that a long-lived asset’s carrying value is not recoverable over its estimated useful life, the asset is written down to estimated fair value, if lower. The determination of fair value of long-lived assets is generally based on estimated expected discounted future cash flows, which is generally measured by discounting expected future cash flows identifiable with the long-lived asset at our weighted-average cost of capital. Alloy, Inc. performed an analysis of the recoverability of certain long-lived assets during the fourth quarter of fiscal 2004 and recorded an asset impairment charge of $181,000 related to our business operations (excluding discontinued operations).

We rely on third-party vendors for merchandise.

Our business depends on the ability of third-party vendors and their subcontractors or suppliers to provide us with current-season, brand-name apparel and merchandise at competitive prices, in sufficient quantities, manufactured in compliance with all applicable laws and of acceptable quality. Our business is also dependent on continued good relations with our vendors. A deterioration in our relationship with our vendors would likely have a material adverse effect on our business. We do not have long-term contracts with any supplier and are not likely to enter into these contracts in the foreseeable future. In addition, many of the smaller vendors that we use are factored and have limited resources, production capacities and operating histories. As a result, we are subject to the following risks, which could have a material adverse effect on our business:

•	our key vendors may fail or be unable to expand with us;

•	we may lose or cease doing business with one or more key vendors;

•	our current vendor terms may be changed to require increased payments in advance of delivery, and we may not be able to fund such payments through our current credit facility, cash balances or our cash flow; or

•	our ability to procure products may be limited.

A portion of our vendors’ merchandise is sourced from factories in the Far East and Latin America. These goods are, and will be, subject to existing or potential duties, tariffs or quotas that may limit the quantity of some types of goods which may be imported into the United States from countries in those regions. Imposition of such duties and tariffs could result in price increases in our merchandise that we may not be able to pass on fully to our customers, and imposition of such quotas could make it difficult for us to obtain sufficient merchandise to satisfy our customers’ wishes. Any of such occurrences would likely have a material adverse effect on our business.

We must effectively manage our vendors to minimize inventory risk and maintain our margins.

We seek to avoid maintaining high inventory levels in an effort to limit the risk of outdated merchandise and inventory write-downs. If we underestimate quantities demanded by our customers and our vendors cannot restock, then we may disappoint customers who may then turn to our competitors. We require many of our vendors to meet minimum restocking requirements, but if our vendors cannot meet these requirements and we cannot find alternative vendors, we could be forced to carry more inventory than we have in the past. Our risk of inventory write-downs would increase if we were to hold large inventories of merchandise that prove to be unpopular.

Our business is susceptible to weather conditions that are out of our control.

Our business is susceptible to unseasonable weather conditions, which could have a negative impact on our results of operations. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Our risk of inventory write-downs would increase if we were to hold large inventories of merchandise that prove to be unpopular.

We rely on third parties for some essential business operations and services, and disruptions or failures in service or changes in terms may adversely affect our ability to delivery goods and services to our customers.

We currently depend on third parties for important aspects of our business, such as printing, shipping, paper supplies and operation of our e-commerce webpages. We have limited control over these third parties, and we are not their only client. In addition, we may not be able to maintain satisfactory relationships with any of these third parties on acceptable commercial terms. Further, we cannot be certain that the quality or cost of products and services that they provide will remain at currents levels or the levels needed to enable us to conduct our business efficiently and effectively.

Increases in costs of mailing, paper and printing may adversely affect our business.

Postal rate and other shipping rate increases, as well as increases in paper and printing costs, affect the cost of our order fulfillment and catalog mailings. We rely heavily on discounts in these areas. No assurances can be given that we will continue to receive these discounts and that we will not be subject to increased costs. Any increases in these costs will have a negative impact on earnings to the extent we are unable or do not pass such increases on directly to customers or offset such increases by raising selling prices or by implementing more efficient printing, mailing and delivery alternatives.

We depend on our key personnel to operate our business, and we may not be able to hire enough additional management and other personnel to manage our growth.

Our performance is substantially dependent on the continued efforts of our executive officers and other key employees. The loss of the services of any of our executive officers or key employees could adversely affect our business. Additionally, we must continue to attract, retain and motivate talented management and other highly skilled employees to be successful. We may be unable to retain our key employees or attract, assimilate and retain other highly qualified employees in the future.

We may be required to collect sales tax in our direct marketing operations.

At present, with respect to the Alloy and CCS catalogs, sales tax or other similar taxes in respect of direct shipments of goods to consumers is only collected in states where Alloy or CCS has a physical presence or personal property. With respect to the dELiA*s catalogs, sales or other similar taxes are collected only in states where we have dELiA*s retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose state sales tax collection obligations on out-of-state direct mail companies. Additionally, dELiA*s has been named as a defendant in an action by the Attorney General of the State of Illinois for failure to collect sales tax on purchases made online and from catalogs prior to November 2004. We can give no assurance that other states will not take similar action, and can give no assurance regarding the results of any such action. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or be collecting sales taxes on the direct sale of our merchandise could have a material adverse effect on our business. See “Legal Proceedings.”

We could face liability from, or our ability to conduct business could be adversely affected by, government and private actions concerning personally identifiable data, including privacy.

Our direct marketing business is subject to federal and state regulations regarding the collection, maintenance and disclosure of personally identifiable information we collect and maintain in our databases. If we do not comply, we could become subject to liability. While these provisions do not currently unduly restrict our ability to operate our business, if those regulations become more restrictive, they could adversely affect our business. In addition, laws or regulations that could impair our ability to collect and use user names and other information on the e-commerce webpages may adversely affect our business. For example, the Children’s Online Privacy Protection Act of 1998 (“COPPA”) currently limits our ability to collect personal information from website visitors who may be under age 13. Further, claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. If we violate any of these laws, we could face civil penalties. In addition, the attorneys general of various states review company websites and their privacy policies from time to time. In particular, an attorney general may examine such privacy policies to assure that the policies overtly and explicitly inform users of the manner in which the information they provide will be used and disclosed by the company. If one or more attorneys general were to determine that our privacy policies fail to conform with state law, we also could face fines or civil penalties, any of which could adversely affect our business.

We could face liability for information displayed in our catalogs or displayed on or accessible via our e-commerce webpages and our other websites.

We may be subjected to claims for defamation, negligence, copyright or trademark infringement or based on other theories relating to the information we publish in any of our catalogs, on our e-commerce webpages and on any of our other websites. These types of claims have been brought, sometimes successfully, against similar companies in the past. Based on links we provide to third-party websites, we could also be subjected to claims based upon online content we do not control that is accessible from our e-commerce webpages.

We could face liability for breaches of security on the internet and our database.

To the extent that our activities or the activities of third-party contractors involve the storage and transmission of information, such as credit card numbers, security breaches could disrupt our business, damage our reputation and expose us to a risk of loss or litigation and possible liability. We could be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. These claims could result in substantial costs and a diversion of our management’s attention and resources.

Restrictions and covenants in our existing credit facility limit our ability to take certain actions and impose consequences in the event of failure to comply.

Our existing credit facility with Wells Fargo contains a number of significant restrictions and covenants that limit our ability, among other things, to:

•	borrow money;

•	use assets as security in other borrowings or transactions;

•	pay dividends on our capital stock or repurchase any shares of our capital stock;

•	sell assets;

•	engage in new lines of business;

•	enter into certain transactions with affiliates; and

•	make certain investments or acquisitions.

In addition, our existing credit facility further requires us to maintain certain financial ratios and meet certain financial tests, and restricts our ability to make capital expenditures. These financial covenants affect our operating flexibility by, among other things, restricting our ability to incur expenses and indebtedness that could be used to grow our business, as well as to fund general corporate activities.

Our ability to service our debt and meet our cash requirements depends on many factors.

We currently anticipate that operating revenue, cash on hand, the net proceeds from the private placement and rights offering and funds available for borrowing under our existing credit agreement will be sufficient to cover our operating expenses, including cash requirements in connection with our operations, our retail store expansion plan and our debt service requirements, through at least the twelve months following completion of the Spinoff.

However, if our anticipated level of revenue growth is not achieved because of, for example, decreased consumer spending in response to weak economic conditions or weakness in the teenage market, increased competition from our competitors or because our marketing and expansion plans are not as successful as we anticipate, or if our expenses associated with the implementation of our retail store expansion plan exceed the anticipated level of expenses, our current sources of funds may be insufficient to meet our cash requirements. Additionally, if demand for our products decreases or our retail store expansion plan does not produce the desired results, such developments could reduce our operating revenues and could adversely affect our ability to comply with certain financial covenants under our existing credit facility. If such funds are insufficient to cover our expenses, we could be required to adopt one or more alternatives listed below. For example, we could be required to:

•	delay the implementation of or revise certain aspects of our retail store expansion plan;

•	reduce or delay other capital spending;

•	sell additional equity or debt securities;

•	sell assets or operations;

•	restructure our indebtedness; and/or

•	reduce other discretionary spending.

If we are required to take any of these actions, it could have a material adverse effect on our business, financial condition and results of operations, including our ability to grow our business. In addition, we cannot assure you that we would be able to take any of these actions because of a variety of commercial or market factors or constraints in our credit facility or market conditions being unfavorable for an equity or debt offering, or because the transactions may not be permitted under the terms of our debt instruments then in effect because of restrictions on the incurrence of debt, incurrence of liens, asset dispositions and related party transactions. In addition, such actions, if taken, may not enable us to satisfy our cash requirements if the actions do not generate a sufficient amount of additional capital. Should any such risks materialize, they could materially and adversely affect your investment in our common stock.

Our inability or failure to protect our intellectual property or our infringement of other’s intellectual property could have a negative impact on our operating results.

Our trademarks are valuable assets that are critical to our success. The unauthorized use or other misappropriation of our trademarks, or the inability for us to continue to use any current trademarks, could diminish the value of our brands and have a negative impact on our business. We are also subject to the risk that we may infringe on the intellectual property rights of third parties. Any infringement or other intellectual property claim made against us, whether or not it has merit, could be time-consuming, result in costly litigation, cause product delays or require us to pay royalties or license fees. As a result, any such claim could have a material adverse effect on our operating results.

In addition, with respect to certain Alloy and CCS trademarks and servicemarks, we have agreed with Alloy, Inc. that we and they will become joint owners by assignment of such trademarks and servicemarks. Thereafter, we and Alloy, Inc. will file instruments with the United States Patent and Trademark Office (the “PTO”) to request that the PTO divide these jointly owned trademarks and servicemarks between us such that we each would own the registrations for those trademarks and servicemarks for the registration classes covering the goods and services applicable to our respective businesses. We can not assure you that the PTO will grant such request, and in such event we would need to enter into long-term agreements with Alloy, Inc. regarding our respective use of those trademarks and servicemarks. We may have a more difficult time enforcing our rights arising out of any breach by Alloy, Inc. of any such agreement than we would enforcing a infringement of our trademarks were the PTO to grant the requested division. In such event, our business and results of operation could be adversely affected.

Terrorist attacks and other acts of wider armed conflict may have an adverse effect on the United States and world economies and may adversely affect our business.

Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, could have an adverse effect on our business, results of operations or financial condition. There can be no assurance that there will not be further terrorist attacks against the United States or its businesses or interests. Attacks or armed conflicts that directly impact the internet or our physical facilities could significantly affect our business and thereby impair our ability to achieve our expected results. Further, the adverse effects that such violent acts and threats of future attacks could have on the United States and world economies could similarly have a material adverse effect on our business, results of operations and financial condition. Finally, further terrorist acts could cause the United States to enter into a wider armed conflict, which could further disrupt our operations and result in a material adverse effect on our business, results of operations and overall financial condition.

Risks Related to the Spinoff and our Common Stock

You may have difficulty evaluating our business, as our historical financial information may not be representative of what our results of operations would have been if we had been an independent company.

Our historical financial statements included in this prospectus may not reflect the results of operations, financial condition and cash flows that would have been achieved by our company had we been operated independently during the periods and as of the dates presented. In particular, because we had significant borrowings from Alloy, Inc., our historical financial statements do not reflect all of the costs to us of borrowing funds as a stand-alone entity. They also do not reflect additional compensation costs we will be required to bear to perform all of the functions of a stand-alone company, nor the costs of complying with laws and regulations applicable to public companies. Moreover, our financial statements have only included dELiA*s Corp. results since September, 2003. For dELiA*s Corp. results prior to that period, see dELiA*s Corp. Consolidated Financial Statements beginning on page F-38.

The combined market value of the common stock of Alloy, Inc. and our common stock after the Spinoff may not equal or exceed the market value of Alloy Inc.’s common stock prior to the Spinoff.

The combined market value of the outstanding shares of Alloy, Inc.’s common stock and our common stock after the Spinoff may not be equal to or greater than the market value of the outstanding shares of Alloy, Inc., common stock prior to the Spinoff. After the Spinoff, shares of Alloy, Inc. common stock will continue to be listed for trading on the Nasdaq National Market and we expect that our common stock will be listed for trading on the Nasdaq National Market.

We are dependent on Alloy, Inc. for the performance of certain corporate functions.

In recent years, Alloy, Inc. has performed certain significant corporate functions for us, including certain legal functions, accounting, information technology, option program administration, insurance administration and tax services. Although Alloy, Inc. has historically allocated us charges for these services, these charges may not reflect the actual cost to us of performing or replacing these services after the Spinoff. Alloy, Inc. will continue to provide some of these services to us during an interim period after the distribution in exchange for certain fees payable by us pursuant to one or more service agreements between us and Alloy, Inc. For a description of the terms of these agreements, see “Relationship Between Alloy and Us After the Spinoff” and “Certain Relationships and Related Party Transactions.”

Once the Spinoff is completed, we intend to take steps to create our own, or to engage third parties to provide, corporate business functions that will replace many of those currently provided by Alloy, Inc. As an independent public company, we will be required to bear the cost of performing or replacing these services. There can be no assurance that we will be able to perform, or engage third parties to provide, these functions with the same level of expertise and on the same or as favorable terms as they have been provided by Alloy, Inc.

Additionally, we will engage Alloy, Inc. to provide additional services, such as various media placement services after the Spinoff. These services, or Alloy, Inc.’s performance of them, may not be sufficient to meet our needs, but we will have limited ability to terminate these agreements. Additionally, after such agreements expire or are terminated, we may not be able to replace these services at all or obtain these services at prices or on terms as favorable as those we will have with Alloy, Inc. The occurrence of any such events could materially harm our business, financial condition and results of operations.

We may have potential business conflicts with Alloy, Inc. with respect to our past and ongoing relationships.

Potential business conflicts may arise between Alloy, Inc. and us in a number of areas relating to our past and ongoing relationships, including:

•	labor, tax, employee benefit, pending litigation, indemnification and other matters arising from our separation from Alloy, Inc.;

•	intellectual property matters;

•	joint database ownership and management;

•	employee recruiting and retention;

•	sales by Alloy, Inc. of all or any portion of its assets to another party, or merger or consolidation of Alloy, Inc. with another party, which could be to or with one of our competitors; and

•	the nature, quantity, quality, time of delivery and pricing of services we supply to each other under our various agreements with Alloy, Inc.

We may not be able to resolve any potential conflicts. Even if we do so, however, because Alloy, Inc. will be performing a number of services and functions for us, they will have leverage with negotiations over their performance that may result in a resolution of such conflicts that may be less favorable to us than if we were dealing with another third party.

Our agreements with Alloy, Inc. may contain terms that are less favorable to us than if they had been negotiated with unaffiliated third parties.

Pursuant to certain of our agreements with Alloy, Inc., we have agreed to obtain certain interim and ongoing services from Alloy, Inc., including certain information technology, intellectual property, media and marketing, and databases assets and services. Although we believe these agreements contain terms that are, in the aggregate, consistent with current market terms for the provision of such services, we entered into such agreements with Alloy, Inc. while we were a wholly-owned subsidiary of Alloy, Inc. Had these agreements been negotiated with unaffiliated third parties, some or all of them may have contained terms that would be more favorable to us.

Our distribution agreement with Alloy, Inc. divides assets between Alloy, Inc and us and requires that we assume the past, present and future liabilities related to our business. The way that these assets and liabilities were divided may be less favorable to us than if we had developed as an independent company.

Pursuant to our distribution agreement with Alloy, Inc., we have agreed to allocate certain assets between our respective companies, we have agreed to indemnify Alloy, Inc. for, among other matters, all past, present and future liabilities related to our business, and we have assumed these liabilities as part of our separation from Alloy, Inc. Such liabilities include unknown liabilities which could be significant. The division of assets and allocation of liabilities between Alloy, Inc. and our company may result in us adopting a financial position that is less favorable than one which would have developed if we had always been an independent company.

We will not own content websites after the Spinoff.

We have agreed with Alloy, Inc. that, following the Spinoff, Alloy, Inc. will continue to own and operate the www.delias.com, www.alloy.com and www.ccs.com websites, the related e-commerce webpages and the related uniform resource locators (“urls”). Although we may, after the Spinoff, transition our e-commerce operations to websites that we own, we will be required to maintain links from such websites to those Alloy, Inc.-owned websites, and Alloy, Inc. will be required to maintain links from those websites to our websites. Alloy, Inc. will continue to provide the community and content on each of those websites, and we will have no control over any of such community or content. Because a portion of our direct marketing sales come from our e-commerce sites, if Alloy, Inc. fails to maintain those websites, or fails to maintain those websites as attractive sites for the target audiences, our e-commerce activities may suffer. A reduction in website traffic could have a material adverse effect on our business, results of operations and financial condition.

If the Spinoff is determined to be a taxable transaction, you and Alloy, Inc. could be subject to material amounts of tax.

The Spinoff is conditioned upon receipt by Alloy, Inc. of an opinion from Weil, Gotshal & Manges LLP, special tax counsel to Alloy, Inc., substantially to the effect that the Spinoff should qualify as a tax-free spin-off to Alloy, Inc. and to Alloy, Inc.’s common stockholders under the tax-free spin-off provisions of the Tax Code. No rulings have been requested with respect to these matters and the opinion of Weil, Gotshal & Manges LLP is not binding on the Internal Revenue Service or the courts. Additionally, the opinion of Weil, Gotshal & Manges LLP is based on various representations and assumptions described therein. The opinion is based on current provisions of the Tax Code, regulations proposed or promulgated thereunder, judicial decisions relating thereto and current rulings and administrative pronouncements of the Internal Revenue Service, all of which are subject to change. We have also agreed to certain restrictions that are intended to preserve the tax-free status of the Spinoff. We may take certain actions otherwise prohibited by these covenants if we deliver to Alloy, Inc. a private letter ruling from the IRS or an opinion of a nationally recognized law firm, in either case, reasonably acceptable to Alloy, Inc., to the effect that such action would not jeopardize the tax-free status of the Spinoff. These covenants include restrictions on our ability to:

•	issue or sell stock or otherwise be a party to any transaction relating to our stock or other securities (including securities convertible into our stock); and

•	sell assets outside the ordinary course of business.

In addition, the opinion of Weil, Gotshal & Manges LLP will be subject to certain factual representations and assumptions. If these factual representations and assumptions prove to be incorrect in any respect, the opinion of Weil, Gotshal & Manges LLP could not be relied upon. Although Alloy, Inc. and we are not aware of any facts or circumstances that would cause the representations made by Alloy, Inc. or us or the assumptions on which the opinion will be based to be incorrect, no assurance can be given in this regard. If, notwithstanding the opinion, the Spinoff is determined to be a taxable transaction, the Spinoff could be held to be a distribution taxable as a dividend by Alloy, Inc. of our common stock to the stockholders of Alloy, Inc. for U.S. federal income tax purposes, and such stockholders and Alloy, Inc. could be liable for material amounts of taxes.

If the Spinoff were held to be a taxable distribution, Alloy, Inc. would be subject to tax to the extent that the fair market value of our common stock exceeds the adjusted tax basis of Alloy, Inc. in our common stock at the time of the distribution. Pursuant to the terms of a tax separation agreement to be entered into between Alloy, Inc. and us, this tax would be shared equally by Alloy, Inc. and us, except to the extent that the tax was incurred as a result of actions taken in breach of our respective agreements under the tax separation agreement with each other or as a result of certain actions taken by our respective stockholders after the Spinoff. If we are required to make this payment and the amount is significant, the payment could have a material adverse effect on our financial condition and results of operations. In addition, each holder of Alloy, Inc. common stock who receives shares of our common stock in the distribution would generally be treated as having received a taxable dividend in an amount equal to the fair market value of our common stock received at the time of the distribution (assuming that Alloy, Inc. has current or accumulated earnings and profits equal to the total value of the distribution).

We may be required to pay to Alloy, Inc. a portion of certain deferred taxes that may have been recognized by Alloy, Inc. in the 2002 fiscal year.

In the 2002 fiscal year, Alloy, Inc. and its affiliates undertook an internal restructuring of certain of its operations. Although Alloy, Inc. does not believe it to be the case, in connection with this restructuring, Alloy, Inc. and its affiliates may have recognized certain gains that were deferred under the federal income tax consolidated return rules. If any such deferred gains were required to be recognized, certain of such gains would become accelerated as a result of the Spinoff and, depending on the availability of any net operating losses, taxes may be due and payable. The tax opinion of Weil, Gotshal & Manges LLP regarding the federal income tax consequences of the Spinoff will not address whether Alloy, Inc. was required to recognize any such gain. In connection with the Spinoff, Alloy, Inc. and we will enter into a tax separation agreement, which among other things, will provide that we would generally be required to pay half of any such taxes. Depending on the amount of any such taxes, our obligation to pay such taxes may materially and adversely affect us.

Events subsequent to the Spinoff could result in significant tax liability.

Under U.S. federal income tax laws, even if the Spinoff qualifies for tax-free treatment, Alloy, Inc. may nevertheless be subject to tax if acquisitions or issuances of either our common stock or Alloy, Inc. stock following the Spinoff cause the stockholders of Alloy, Inc. to subsequently own less than a majority of the outstanding shares of either Alloy, Inc. or us. In particular, this tax will apply if such issuances or acquisitions occur as part of a plan or series of related transactions that include the Spinoff. For this purpose, any acquisitions or issuances of Alloy, Inc. stock or our stock within two years before or after the Spinoff are presumed to be part of such a plan, although this presumption may be rebutted. If the subsequent acquisitions or issuances of either the stock of Alloy, Inc. or our stock triggers this tax, Alloy, Inc. will be subject to tax on the gain that would have resulted from a sale of our stock distributed in the Spinoff. Because of this, pursuant to a tax separation agreement between us and Alloy, Inc., we have agreed that we will not liquidate, dispose of a certain level of our assets within two years of the Spinoff, or take any other action which would cause the Spinoff to fail to qualify as a tax-free transaction. These limitations on activity could have a material adverse effect on our ability to generate necessary liquidity or execute other corporate transactions, including restructuring or similar transactions, which could limit the value of our stock. In addition, we are obligated in certain circumstances to indemnify Alloy, Inc. against any losses or expenses incurred by Alloy, Inc. in the event any such tax is imposed by the Internal Revenue Service.

If the Spinoff is not a legal dividend, it could be held invalid by a court and harm Alloy, Inc.’s and our financial condition and results of operations.

The Spinoff is subject to the provisions of Section 170 of the Delaware general corporate law that requires that dividends be made only out of available surplus. Although we believe that the Spinoff complies with the provisions of Section 170, and will be receiving an opinion from outside counsel to that effect, there can be no assurance that a court will not later determine that the Spinoff was invalid under Delaware law and reverse the transaction. The resulting complications, costs and expenses could harm Alloy, Inc.’s and our financial condition and results of operations.

Creditors of Alloy, Inc. at the time of the Spinoff may challenge the Spinoff as a fraudulent conveyance or transfer that could lead a court to void the Spinoff.

In order to effect the Spinoff, Alloy, Inc. will undertake several corporate restructuring transactions which, along with the Spinoff, may be subject to federal and state fraudulent conveyance or transfer laws. If a court in a lawsuit brought by an unpaid creditor, or by a representative of creditors of Alloy, Inc. such as a trustee in bankruptcy, were to find that, among other reasons, at the time of the Spinoff, we or Alloy, Inc.:

•	was insolvent;

•	was rendered insolvent by reason of the Spinoff;

•	was engaged in a business or transaction for which Alloy, Inc.’s or our remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed it would incur, debts beyond its ability to pay these debts as they matured,

the court may be asked to void the Spinoff (in whole or in part) as a fraudulent conveyance or transfer. The court could then require that our stockholders return to Alloy, Inc. some or all of the shares of our common stock issued in the Spinoff, those assets conveyed to us by Alloy, Inc. in connection with the Spinoff be returned to Alloy, Inc., or that Alloy, Inc. or us to fund liabilities of the other company for the benefit of its creditors. The measure of insolvency for purposes of the foregoing could vary depending upon the jurisdiction whose law is being applied. Generally, however, each of Alloy, Inc. and we would be considered insolvent if the fair value of its assets were less than the amount of its liabilities or if it is generally not paying its debts as they become due. Although we expect to receive an opinion from PJSC as to the solvency of each of Alloy, Inc. and us after the Spinoff, and although we believe that neither the Spinoff nor the prior corporate restructuring transactions constitute a fraudulent conveyance or fraudulent transfer, there can be no assurance that a court will not later void the Spinoff as a fraudulent conveyance or transfer.

We may be required to satisfy certain indemnification obligations to Alloy, Inc., or may not be able to collect on indemnification rights from Alloy, Inc.

We are entering into a distribution agreement with Alloy, Inc. in connection with the Spinoff, which agreement allocates responsibility between Alloy, Inc. and us for various liabilities and obligations. For example, the distribution agreement provides that we and Alloy, Inc. will agree to indemnify one another against claims arising with respect to the indebtedness, liabilities and obligations that will be retained by our respective companies. These indemnification obligations could be significant. Our ability to satisfy any such indemnification obligations will depend upon the future financial strength of our company. At the present time, we cannot determine whether we will have to indemnify Alloy, Inc. for any substantial obligations after the Spinoff. We also cannot assure you that we will be successful in collecting on any indemnification obligations that may be owed to us by Alloy, Inc. If we or Alloy, Inc. were unable to fund or collect on these indemnification obligations, our financial condition and results of operations could be adversely affected. See “Relationship Between Alloy, Inc. and Us After the Spinoff—Distribution Agreement.”

There is no public market for our common stock.

Our common stock currently is not publicly traded. However, a trading market for the entitlement to receive shares of our common stock in the Spinoff, referred to as a “when-issued” market, may develop on or shortly before the Spinoff Record Date. See “The Spinoff—Manner of Effecting the Spinoff—Trading Between the Spinoff Record Date and the Distribution Date.” After the distribution of shares of our common stock to the stockholders of Alloy, Inc., the public market will establish trading prices for our common stock. We cannot assure you that an active public market for our common stock will develop or be sustained.

Substantial sales of our common stock following the Spinoff could depress the market price of our common stock.

All of the shares of our common stock issued in the Spinoff, other than shares distributed to our “affiliates” (as such term is defined in applicable securities laws) will be eligible for immediate resale in the public market. It is likely that some Alloy, Inc. stockholders will, and Alloy, Inc. stockholders holding a substantial number of our shares may, sell shares of our common stock received in the Spinoff for various reasons, including the fact that our business profile or market capitalization as an independent company does not fit their investment objectives. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could depress the market price of our common stock. We are unable to predict whether substantial amounts of our common stock will be sold in the open market following the Spinoff. See “Trading of Our Common Stock.”

After the Spinoff, the price of our common stock may be subject to wide fluctuations.

The price of our common stock after the Spinoff may fluctuate widely, depending upon a number of factors, many of which are beyond our control. These factors may include, among others:

•	the perceived prospects of our business and the teenage market as whole;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	changes in analysts’ recommendations or projections, if any;

•	fashion trends;

•	actions or announcements by our competitors; and

•	changes in general economic or market conditions.

Certain provisions of our organizational documents and agreements with Alloy, Inc. could delay or make more difficult a change in control of our company.

Certain provisions of the amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the time of the Spinoff could delay or make more difficult transactions involving a change of control of our company, and may have the effect of entrenching our current management or possibly depressing the market price of our common stock. For example, the amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the time of the Spinoff authorize our board of directors to issue up to 24 million shares of “blank check” preferred stock in addition to the shares of our Series A junior participating preferred stock that will be reserved for issuance as part of our stockholders rights plan, and to attach special rights and preferences to this preferred stock. Additionally, such certificate of incorporation and bylaws will impose certain procedural and other requirements for stockholder proposals. Furthermore, the fact that income taxes could be imposed as a result of ownership changes occurring in conjunction with the Spinoff may have the effect of delaying or making more difficult certain transactions involving a change of control of our company. We have agreed with Alloy, Inc. pursuant to a tax separation agreement between us and Alloy, Inc. that we will not liquidate, dispose of a certain level of our assets within two years of the Spinoff, or take any other action which would cause the Spinoff to fail to qualify as a tax-free transaction. See “Certain United States Federal Income Tax Consequences” and “Description of Our Capital Stock.”

We have a significant number of authorized but unissued shares which, if issued, could dilute the equity interests of our existing stockholders and adversely affect earnings per share.

If a significant number of additional shares of our common stock are issued following the Spinoff, the equity interests of our existing stockholders would be diluted and our earnings per share could be adversely affected, which could depress the market price of our common stock. Immediately following the Spinoff and consummation of the rights offering, we will be authorized to issue up to              additional shares of common stock and 24 million shares of preferred stock. Our board of directors has full discretion to issue shares of our common stock and preferred stock, and to set the terms, rights and preferences of our preferred stock, at any time in the future without stockholder approval subject to applicable legal, stock exchange and other regulatory requirements. We will also be obligated to issue options to purchase our common stock in respect of the options to purchase              shares of Alloy, Inc. common stock that were outstanding on the Spinoff Record Date. The number of shares for which such options will be exercisable will depend on the relative prices of our and Alloy, Inc.’s common stock over a specified measurement period following the Spinoff.

In addition, following the Spinoff we will be obligated to issue to Alloy, Inc. up to 613,199 additional shares of common stock upon the exercise of the Warrants and may, under certain circumstances, be obligated to issue up to 4,137,314 additional shares of common stock upon the conversion of the Debentures. We will not receive any payment from Alloy, Inc. or any third party in connection with any conversions of the Debentures, should they occur. Additionally, although Alloy, Inc. has agreed to deliver us a pro rata portion of the cash proceeds, if any, it receives from the exercise of any of the Warrants, with the allocation based on our respective stock prices immediately after the Spinoff, each of the Warrants permits exercise by a “net exercise” process, under which the exercising holders would pay the exercise price by having us and Alloy, Inc. withhold shares in an amount equal to the aggregate exercise price. If the Warrant holders were to exercise their Warrants using this net exercise feature, which is likely, we would not receive any payment in connection with such Warrant exercises. Thus, we may be obligated to issue up to 4,750,513 of additional shares of common stock for which we will receive no payment. If a significant number of additional shares of our common stock are issued following the Spinoff in connection with these exercises and conversions, the equity interests of our existing stockholders would be diluted and our earnings per share will be adversely affected. See “Capitalization” and “Description of Our Capital Stock.”

We do not expect to pay dividends on our common stock.

We do not expect to pay any dividends on our common stock in the foreseeable future. The payment of dividends to our stockholders is subject to the discretion of our board of directors, and various factors may prevent us from paying dividends. Such factors include our cash requirements and liquidity and the requirements of state corporate and other laws. In addition, the terms of our credit facility place significant limitations on our ability to pay dividends and make other distributions. See “Dividend Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We are a defendant in several lawsuits and defending these actions could hurt our business.

dELiA*s Corp. has been named as a defendant in a Whistleblower Reward and Protection Act action brought by the Illinois Attorney General for its alleged failure to collect sales taxes on direct sales to Illinois residents. We are also involved in additional legal proceedings that have arisen in the ordinary course of business. See “Legal Proceedings.”

While we intend to defend these lawsuits vigorously, defending against them could result in substantial costs and a diversion of our management’s attention and resources, which could hurt our business. In addition, if we lose any of these lawsuits, or settle any of them on adverse terms, or on terms outside of our insurance policy limits, our stock price may be adversely affected.

Risks Relating To The Rights Offering

The subscription price determined for the rights offering is not an indication of the fair value of our common stock.

The subscription price of $             per share in the rights offering was set by Alloy, Inc.’s board of directors, in consultation with its financial advisors. In determining the subscription price, Alloy, Inc.’s board of directors considered a number of factors, including: our need for capital to complete the initial steps of our retail store expansion plan and fund our operations following the Spinoff; the likely cost of capital from other sources; our business prospects; general conditions in the securities market and the market conditions prevailing for the raising of equity capital; and our limited operating history. In conjunction with its review of these factors, Alloy, Inc.’s board of directors also reviewed analyses of prior rights offerings by other public companies as well as the market value of Alloy, Inc.’s common stock and evaluations of the likely trading ranges of our and Alloy Inc.’s common stock following completion of the Spinoff. The subscription price does not necessarily bear any relationship to the book value of our assets, net worth, past operations, cash flows, losses, financial condition or any other established criteria for fair value. You should not consider the subscription price as an indication of the fair value of our common stock. Our common stock, when issued for trading, may trade at prices above or below the subscription price.

The price of our common stock may decline before or after the rights expire.

We can give you no assurances about the prices at which our common stock will trade once the Spinoff is completed and our common stock begins trading on the Nasdaq National Market. Such prices may be more than, less than or equal to the subscription price for our common stock in the rights offering. Even if such prices are more than or equal to the subscription price initially, we cannot assure you that the public trading market price of our common stock will not decline after you elect to exercise your rights. If that occurs, you may have committed to buy shares of common stock in the rights offering at a price greater than the prevailing market price, and could have an immediate unrealized loss. Moreover, we cannot assure you that following the exercise of your rights you will be able to sell your shares of common stock at a price equal to or greater than the subscription price. Until shares are delivered upon expiration of the rights offering, you will not be able to sell the shares of our common stock that you purchase in the rights offering. Certificates representing shares of our common stock purchased will be delivered as soon as practicable after expiration of the rights offering. We will not pay interest on funds delivered to the subscription agent pursuant to the exercise of rights.

You may not revoke your subscription exercise and could be committed to buying shares above the prevailing market price.

Once you exercise your subscription rights, you may not revoke the exercise. The public trading market price of our common stock may decline before the subscription rights expire, even if initially above the exercise price for the subscription rights. If you exercise your subscription rights and, afterwards, the public trading market price of our common stock decreases below the subscription price, you will have committed to buying shares of our common stock at a price above the prevailing market price. Moreover, you may be unable to sell your shares of common stock at a price equal to or greater than the subscription price you paid for such shares.

If we elect to withdraw or terminate the rights offering, neither we nor the subscription agent will have any obligation with respect to the subscription rights except to return, without interest or deduction, any subscription payments the subscription agent received from you.

If you do not act promptly and follow the subscription instructions, your exercise of rights may be rejected.

Stockholders who wish to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to                     , 2005, the expiration date of the rights offering. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the subscription agent prior to the expiration date of the rights offering. We shall not be responsible if your broker, custodian or nominee fails to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration date of the rights offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering, the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. Neither we nor our subscription agent undertakes to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

If you do not exercise your rights, your relative ownership interest will experience dilution.

The rights offering is designed to enable us to raise capital while allowing all stockholders on the Rights Offering Record date to maintain their relative proportionate voting and economic interests. At Alloy, Inc.’s request, MLF, which is the beneficial owner of approximately     % of Alloy, Inc.’s outstanding common stock and thus will become the beneficial owner of approximately     % of our outstanding shares common stock, has agreed to cause the MLF Funds to subscribe for their full pro rata amounts in the rights offering. In addition, MLF has agreed to backstop the rights offering, meaning that it will, either directly or through the MLF Funds, purchase all shares that remain unsold in the rights offering at the same $             subscription price per share. To the extent that you do not exercise your rights and shares are purchased by other stockholders in the rights offering, your proportionate voting interest will be reduced, and the percentage that your original shares represent of our expanded equity after exercise of the rights will be reduced. If no stockholders other than MLF exercise their subscription privileges and MLF backstops the offering in full, MLF’s beneficial ownership interest in us will increase to     % from     %, and the ownership interest of the remaining current stockholders, who will own in the aggregate     % of our common stock immediately following the Spinoff, will decrease to     %.

No prior market exists for the rights.

The rights are a new issue of securities with no established trading market and we cannot assure you that a market for the rights will develop or, if a market does develop, as to how liquid it will be. The rights are transferable until the close of business on the last trading day prior to the expiration date of the rights offering, at which time they will cease to have any value. If you wish to sell your rights or the subscription agent tries to sell rights on your behalf in accordance with the procedures discussed in this prospectus but such rights cannot be sold, and either you subsequently provide the subscription agent with instructions to exercise the rights and your instructions are not timely received by the subscription agent or you do not provide any instructions to exercise your rights, then the rights will expire and will have no further value.

If you make payment of the subscription price by personal check, your check may not have cleared in sufficient time to enable you to purchase shares in this rights offering.

Any personal check used to pay for shares to be issued in this rights offering must clear prior to the expiration date of this rights offering, and the clearing process may require two or more business days. If you choose to exercise your rights, in whole or in part, and to pay for shares by personal check and your check has not cleared prior to the expiration date of this rights offering, you will not have satisfied the conditions to exercise your rights and will not receive the shares you attempted to purchase and you will lose the value of your rights.

MLF may not satisfy its obligations under the Backstop Agreement.

MLF has agreed, pursuant to the Backstop Agreement, that it will backstop the rights offering, meaning that it will, either directly or through the MLF Funds, subscribe for all of the shares of our common stock offered in the rights offering that are not subscribed for by our other shareholders. MLF’s agreement provided Alloy Inc.’s board and us with assurance that we would have a fully subscribed rights offering, which in turn would provide us with the funds we will require to complete the initial phase of our retail store expansion plan and provide additional funds for our general corporate purposes following the Spinoff. This was a significant factor in Alloy, Inc.’s decision to proceed with the Spinoff. If our other shareholders do not subscribe for all of the shares of our common stock offered in the rights offering and MLF fails, or is unable to honor the backstop obligations, our ability to complete the initial phase of our retail store expansion plan and our liquidity could be adversely affected.

YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS

BECAUSE THEY ARE INHERENTLY UNCERTAIN

This prospectus contains forward-looking statements within the meaning of Section 27A of the Act and Section 21E of the Exchange Act, particularly statements regarding market expectations and opportunities, market share growth and new products and service expectations and capabilities. These forward-looking statements are just predictions and involve risks and uncertainties such that actual results may differ materially.

When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect” and “intend” and similar expressions as they relate to us or our management are intended to identify such forward-looking statements. Our actual future results may differ significantly from those stated in any forward-looking statements. These statements include statements regarding our ability to: increase revenues, increase visitors to the e-commerce webpages and build customer loyalty; capitalize on our marketing efforts; build the dELiA*s, Alloy, and CCS brand names; execute our retail store expansion plan; meet anticipated cash needs for working capital and capital expenditures for the 12 months following completion of the Spinoff; increase the efficiency of our supply chain and fulfillment system; expand and utilize our name databases; identify desirable products and continue to limit our risks of our excess inventory; continue to provide high levels of customer service and support; manage our vendors to maintain our profit margins; and contact and successfully market to the ever changing teenage audience.

As a result of the foregoing and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, operating results and stock price. We do not intend to update any of the forward-looking statements in this report to conform these statements to actual results, unless required to do so by law, rule or regulation.

The market and demographic data included in this prospectus concerning our business and markets, including data regarding the numbers of and spending by teenagers in the United States is estimated and is based on data made available by independent market research firms, industry trade associations or other publicly available information.

In evaluating this offering, you should carefully consider the discussion of risks and uncertainties in the section entitled “Risk Factors That May Affect Future Results” beginning on page 25 of this prospectus.

THE SPINOFF

Background and Reasons for the Spinoff

Through a combination of organic growth and targeted acquisitions, Alloy, Inc.’s primary lines of business— media and marketing services and merchandising—have each grown into sizable businesses. As these businesses have grown, however, Alloy, Inc.’s board has come to realize that the businesses have very distinct operating profiles and capital requirements and require very different management skills and experience. The media and marketing services business primarily requires an effective media sales force, high quality media assets and programs and outstanding program execution, and the bulk of its revenues are derived from corporations and other institutional entities. The media and marketing services business’ ongoing capital requirements are modest and revenue growth depends primarily on general media spending trends, sales force success in penetrating client media budgets, and development of new advertising programs that address client needs. In contrast, the merchandising business depends on trend-right merchandise selection and presentation, productive database management, efficient fulfillment operations, sensitive individual customer service, and expert retail store merchandising and management. Merchandising revenues are generated from sales of apparel, accessories and action sports equipment to individual consumers via catalogs, e-commerce webpages and retail stores. The Alloy, Inc. board believes that future revenue growth in the merchandising business primarily will be a function of a capital-intensive retail store expansion and secondarily will depend on general consumer spending trends and the customer appeal of the merchandise offered.

Under Alloy, Inc.’s present structure, investors and potential investors are presented with two very different businesses with different financial and investment return profiles in one investment opportunity. Given the high degree of specialization in the investment community, however, Alloy, Inc.’s board believes that investors prefer to invest in “pure plays” that they readily can understand and assess. Alloy, Inc.’s combination of diversified businesses is difficult for investors to understand and assess as there are no clear comparable companies in the market against which investors easily can benchmark valuations and operating metrics. Alloy, Inc.’s board believes that these difficulties increase the challenges of raising capital at a reasonable cost and thereby likely increase the cost of what financing Alloy, Inc. is able to obtain due to a limited capital supply. For instance, MLF declined to invest in our business unless we were separated from Alloy, Inc. by means of a spinoff or other separation transaction. Absent the Spinoff, the situation will be increasingly likely to create problems for Alloy, Inc. as our business’ growth strategy will require external capital to fund the retail store expansion plan discussed elsewhere. See “Our Business—Revenue Segments—Retail Stores Segment.”

To address these matters, Alloy, Inc.’s board of directors believes that the Spinoff is in the best interests of Alloy, Inc. and its stockholders, and will result in various benefits to Alloy, Inc. and us, including the following:

•	Improved Management Focus. The Spinoff will allow the specialized management teams of our business and Alloy, Inc.’s business to focus solely on the opportunities and challenges specific to each business, including the adoption of strategies and resource allocation policies that reflect the financial and strategic characteristics of each business Additionally, the Spinoff will allow us to seek directors to serve on our board who have experience in merchandising and retail operations, and will also enable Alloy, Inc.’s board and management to concentrate on non-traditional media and marketing activities.

•	Elimination of Competition for Capital. The Spinoff will eliminate competition for capital between our businesses and Alloy, Inc.’s business. Presently, Alloy, Inc.’s management and board of directors are faced with allocating limited internal capital between and among businesses that are fundamentally different in their operations, investment risk, return profiles and capital requirements. This situation creates a high risk of sub-optimal capital allocation. The Spinoff will eliminate this competition and inefficient capital allocation and instead will result in two separate businesses with unique capital structures and distinct investment return profiles. Therefore, Alloy, Inc.’s board of directors believes that the Spinoff should lead to better capital allocation decisions in both businesses over time.

•	Clearer Industry Focus. The Spinoff will provide greater investor clarity as it will create two “pure plays” instead of one aggregation of very different businesses, and should allow the investment community to better understand and evaluate our business and Alloy, Inc.’s business. Because there are numerous institutional portfolio managers and analysts, as well as private equity funds, which invest in specialty retail companies such as we will become following the Spinoff, we and Alloy, Inc.’s board believe that the pool of potential capital available to us should expand from that now available to a non-strategic conglomerate of businesses such as Alloy, Inc., as evidenced by the backstopped rights offering that is contingent on the Spinoff occurring. Therefore, we believe the Spinoff should increase options for, and potentially lower the cost of, the capital that we expect to seek to execute fully our retail store expansion plan. See “Our Business—Revenue Segments—Retail Stores Segment.”

•	More Effective Employee Compensation and Retention. Because equity incentive compensation currently is paid to Alloy, Inc.’s and our directors, officers and employees with stock and options based on the results of the combined enterprise, equity compensation in both businesses is not directly aligned with employee performance in the individual business lines. Alloy, Inc.’s board of directors believes that this misalignment may weaken equity based incentives as a compensation and employee motivation tool. Additionally, the Alloy, Inc. board believes that the Spinoff should increase the long term value of our respective common stocks which will serve to increase the effectiveness of our respective equity compensation plans. The board thus believes that, because the Spinoff will enable us and Alloy, Inc. to offer our respective management and employees equity incentives that are economically aligned with the financial performance of our respective businesses, the Spinoff should assist each of us in attracting and retaining high caliber employees with experience in our respective businesses. A key element of our senior management’s compensation will be option grants in our common stock, which are dependent on the Spinoff occurring.

•	Make Acquisitions with Stock. Although we have no current plans to make any acquisitions, having our own stock will serve to facilitate acquisitions using stock if we decide to make any such acquisitions in the future.

Manner of Effecting the Spinoff

General. The terms and conditions relating to the Spinoff will be set forth in the distribution agreement between Alloy, Inc. and us. If all conditions to the Spinoff are satisfied or waived, and subject to the right of the board of directors of Alloy, Inc. to amend, modify, defer or abandon the Spinoff at any time prior to the distribution date, the Spinoff will be effected by means of a distribution of all of the outstanding shares of our common stock owned by Alloy, Inc. on or about the distribution date to stockholders of record of Alloy, Inc. on the Spinoff Record Date.

Distribution agent. The distribution agent that has been engaged by Alloy, Inc. for purposes of effecting the Spinoff is American Stock Transfer & Trust Company. The address of the distribution agent is 59 Maiden Lane, Plaza Level, New York, NY 10038, and its toll free telephone number is 1-877-248-6417.

Number of shares to be distributed. Pursuant to the distribution agreement, for every two shares of Alloy, Inc. common stock that they own at 5:00 p.m. on the Spinoff Record Date, stockholders of Alloy, Inc. will be entitled to receive one share of our common stock. No fractional shares of our common stock will be distributed. Fractional shares will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those Alloy, Inc. stockholders who would otherwise have received fractional shares of our common stock. In order to be entitled to receive shares of our common stock in the distribution, Alloy, Inc. stockholders must be stockholders at the Nasdaq National Market’s close of business on the Spinoff Record Date. For registered Alloy, Inc. stockholders, our transfer agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Our distribution agent will send these stockholders a statement reflecting their ownership of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are issued. For stockholders who own Alloy, Inc. common stock through a broker or other nominee, their shares of our common stock will be credited to their accounts by the broker or other nominee. Each share of our common stock that is distributed will be validly issued, fully paid and nonassessable and free of preemptive rights. See “Description of Capital Stock”.

Following the distribution, stockholders whose shares are held in book-entry form may request the transfer of their shares of our common stock to a brokerage or other account at any time as well as the delivery of physical stock certificates for their shares, in each case without charge. See “—When and how you will receive the shares” below.

Alloy, Inc. stockholders are not required to pay cash or any other consideration for the shares of our common stock that they receive in the Spinoff. They will continue to own their shares of Alloy, Inc. common stock and, if they were an Alloy, Inc. stockholder on the Spinoff Record Date, will also receive shares of our common stock. The Spinoff will not otherwise change the number of, or the rights associated with, outstanding Alloy, Inc. common shares.

Trading between the record date and the distribution date. During the period beginning approximately two business days prior to the Spinoff Record Date and ending at the market close on the distribution date, there will be two markets in shares of Alloy, Inc. common stock: a “regular way” market and an “ex-dividend” market. Shares that trade on the regular way market will trade with an entitlement to shares of our common stock distributed pursuant to the Spinoff. Shares that trade on the ex-dividend market will trade without an entitlement to shares of our common stock distributed pursuant to the Spinoff. Therefore, if you own Alloy, Inc. common shares at 5:00 p.m., New York time, on the Spinoff Record Date, and sell those shares on the regular way market prior to market close on the distribution date, you will also be trading the shares of our common stock that would have been distributed to you pursuant to the Spinoff. If you sell those shares of Alloy, Inc. common stock on the ex-dividend market prior to the distribution date, you will still receive the shares of our common stock that were to be distributed to you pursuant to your ownership of shares of Alloy, Inc. common stock.

Furthermore, between the period beginning on or shortly before the Spinoff Record Date and market close on the distribution date, a “when-issued” trading market in our common stock may develop. The when-issued trading market will be a market for shares of our common stock that will be distributed to Alloy, Inc. stockholders on the distribution date. If you own shares of Alloy, Inc. common stock at 5:00 p.m., New York time, on the Spinoff Record Date, then you will be entitled to shares of our common stock distributed pursuant to the Spinoff. You may trade this entitlement to shares of our common stock, without the shares of Alloy, Inc. common stock you own, on the when-issued trading market.

When and how you will receive the shares. Alloy, Inc. will effect the Spinoff after market close on the distribution date by releasing the shares of our common stock to be distributed in the Spinoff to AST, the distribution agent for the Spinoff. As of 5:00 p.m., New York time, on                     , 2005, the distribution date, the distribution agent will cause the shares of our common stock to which Alloy, Inc. stockholders are entitled to be registered in their names. As of that time, they will become the record holders of that number of shares of our common stock.

Alloy, Inc. stockholders will receive shares of our common stock by book-entry transfer or through delivery of stock certificates representing such shares from the distribution agent. The distribution agent will begin distributing shares of our common stock on or promptly after                     , 2005. We currently estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete these mailings.

Holders of Alloy, Inc. common stock should not send certificates to us, Alloy, Inc. or the distribution agent. After the Spinoff, Alloy, Inc. stock certificates will continue to represent the same number of shares of Alloy, Inc. common stock as is currently shown on the face of each certificate.

Results of the Spinoff

After the Spinoff, we will be a separate public company. The number and identity of the holders of our common stock immediately following the Spinoff will be approximately the same as the number and identity of the holders of Alloy, Inc. common stock on the Spinoff Record Date, subject to sales in the when-issued trading market that may develop. Immediately after the Spinoff, we expect to have approximately              holders of record of our common stock and approximately                      shares of our common stock outstanding, based on the number of stockholders of record of Alloy, Inc. common stock and the number of outstanding shares of Alloy, Inc. common stock on                     , 2005. The actual number of shares to be distributed will be determined based on the number of Alloy, Inc. shares outstanding on the Spinoff Record Date.

Treatment of Alloy, Inc. Stock Options

Prior to the distribution date, we will establish an equity-based incentive plan for the benefit of Alloy, Inc.’s and our employees, consultants and directors (the “2005 dELiA*s Stock Option Plan”), with such terms as our board of directors may determine, subject to the approval of Alloy, Inc.’s board of directors.

Our employees, consultants and directors who have unexercised options (whether vested or unvested) to purchase Alloy, Inc. common stock (“Alloy Options”) that were granted under one or more of the approved Alloy, Inc. stock option or stock incentive plans before the distribution date will have each of their unexercised Alloy Options converted into options to purchase our common stock (“dELiA*s Options”) under the 2005 dELiA*s Stock Option Plan as of the distribution date, subject to the following terms and conditions:

The terms of the above conversion will be determined by reference to, and in consideration of, the ratio of the market price of Alloy, Inc. common stock and our common stock immediately after the distribution date, as determined by Alloy, Inc.’s board of directors. The conversion of each outstanding Alloy Option held by one of our employees will adjust both the number of shares of our common stock for which such Alloy Option will be exercisable and the exercise price for such Alloy Option, in an attempt to preserve the then intrinsic value of the existing Alloy Options. Following this conversion, the aggregate market value of our common stock purchasable under the dELiA*s Options immediately after the Spinoff will be approximately equal to the aggregate market value of the Alloy, Inc. common stock that was purchasable under the Alloy Options immediately before the Spinoff, with the aggregate exercise price of the dELiA*s Options being the same as the aggregate exercise price of the Alloy Options they replaced (except to the extent the number of shares purchasable is rounded down to the nearest whole share). The term, vesting and other terms of the dELiA*s Options issued to our employees and directors in exchange for the Alloy Options will be the same as the terms of the Alloy Options they replace, notwithstanding any contrary provision of the 2005 dELiA*s Stock Option Plan.

Each outstanding Alloy, Inc. Option granted prior to the Spinoff to any person who does not become an employee, consultant or director of ours as of the distribution date will be converted into both an adjusted Alloy Option and a substitute dELiA*s Option. Each such Alloy Option will become exercisable for an equal number of shares of our common stock and Alloy, Inc.’s common stock, and the aggregate exercise price of each such Alloy Option will be allocated between the adjusted Alloy Option and the substitute dELiA*s Option based on the same ratio of the market price of Alloy, Inc. common stock and our common stock immediately after the distribution date as was used to effect the conversion of Alloy Options held by our employees after the Spinoff. Options issued by us to non-employees will result in expense to us when the options are issued.

Outstanding Alloy, Inc. Options that qualify as incentive stock options will be converted into adjusted Alloy Options and substitute dELiA*s Options, each of which will be incentive stock options. Outstanding Alloy, Inc. Options that are nonqualified stock options will be converted into adjusted Alloy Options and substitute dELiA*s Options, each of which will be nonqualified stock options. The treatment of all such dELiA*s Options will be substantially similar for those directors and employees who remain directors or employees of Alloy, Inc. immediately after the Spinoff and for those employees who are our employees prior to the Spinoff and who continue as such after the Spinoff, or who become our employees in connection with the Spinoff, except that dELiA*s Options that are incentive stock options held by those directors and employees who remain directors or employees of Alloy, Inc. after the Spinoff will convert automatically into nonqualified stock options if they are not exercised on or prior to the date that is three months after the distribution date.

Treatment of Alloy, Inc. Restricted Stock

Holders of shares of Alloy, Inc. common stock that are subject to lapsing repurchase rights will receive shares of our common stock that will be subject to the same vesting schedules and lapsing repurchase rights as the Alloy, Inc. shares they hold, except that we will be entitled to repurchase our shares from such holders on the same terms, and at the same times, as Alloy, Inc. may repurchase the Alloy, Inc. shares from such holders.

Treatment of Alloy, Inc. Convertible Debentures

Alloy, Inc. has $69.3 million aggregate principal amount of its Debentures outstanding. The Debentures are convertible prior to maturity, under certain circumstances, at the option of the holders into shares of Alloy, Inc.’s common stock at an initial conversion price of approximately $8.375 per share, subject to certain adjustments. As of July 31, 2005, the outstanding Debentures were convertible into 8,274,628 shares of Alloy, Inc. common stock.

Pursuant to the distribution agreement between Alloy, Inc. and us, Alloy, Inc. will remain solely liable for the obligations arising under the Debentures following the Spinoff. Nevertheless, following the Spinoff Alloy, Inc. will be required, pursuant to the terms of the indenture under which the Debentures were issued, to determine the average of our and Alloy, Inc.’s closing sales prices for our shares of common stock over the five trading days beginning on and including the sixth trading day after the distribution date. If the average closing price of Alloy, Inc.’s common stock over such five trading days is either less than twice the average closing price of our common stock over the same five days, or exceeds twice the average closing price of our common stock over the same five days by less than $1.00, then, following the Spinoff, the Debentures will be convertible into both shares of Alloy, Inc. common stock and shares of our common stock. In such circumstances, and assuming no change in the distribution ratio and no other adjustments are required to be made to the conversion price of the Debentures prior to the Spinoff Record Date, each $1,000 in principal amount of the Debentures would, upon conversion, be convertible into 119.403 shares of Alloy, Inc. common stock and 59.702 shares of our common stock, or 4,137,314 shares of our common stock in the aggregate. If, however, the average of Alloy, Inc.’s closing price over such five days exceeds twice the average of our closing price over the same five days by more than $1.00, we will not be required to issue any of our shares of common stock on conversion of the Debentures, and Alloy, Inc. will be required to adjust the conversion price so that the Debentures will be convertible into a greater number of shares of Alloy, Inc. common stock. We have agreed with Alloy, Inc. that we will issue shares of our common stock on behalf of Alloy, Inc. to holders of the Debentures as and when required in connection with any conversion of the Debentures.

Treatment of Alloy, Inc. Warrants

As of July 31, 2005, Alloy, Inc. had issued warrants to purchase 1,326,399 shares in the aggregate of Alloy, Inc. common stock to certain purchasers of (i) Alloy, Inc. common stock in a private placement transaction completed on January 25, 2002, and (ii) Alloy, Inc.’s Series A Convertible Preferred Stock (collectively the “Warrants”). Upon consummation of the Spinoff, the Warrants will become exercisable into both the number of shares of Alloy, Inc. common stock into which such warrant otherwise is exercisable and one-half that number of shares of our common stock. We have agreed with Alloy, Inc. that we will issue shares of our common stock on behalf of Alloy, Inc. to holders of the Warrants as and when required in connection with any exercise of the Warrants. All other outstanding Alloy, Inc. warrants will be unaffected by the Spinoff.

Accounting Treatment of the Spinoff

As a result of the Spinoff, the stockholders’ equity of Alloy, Inc. will decrease by an amount equal to the net book value of the assets and liabilities of our company, which will be removed from the balance sheet of Alloy, Inc. during the period in which the Spinoff is completed.

We will continue to have the same basis in our assets after the Spinoff as we had immediately prior to the Spinoff.

Certain Federal Income Tax Consequences of the Spinoff

The Spinoff is conditioned upon the receipt by Alloy, Inc. of an opinion from its special tax counsel substantially to the effect that, for U.S. federal income tax purposes, the distribution of our common stock should be tax free to Alloy, Inc. and to its stockholders under the tax free spin-off provisions of the Tax Code. Fractional shares will not be issued, however, and Alloy, Inc. stockholders will generally be required to recognize any gain with respect to cash received in lieu of fractional shares. See “Certain United States Federal Income Tax Consequences—The Spinoff.”

Solvency Opinion

PJSC is expected to provide an opinion to Alloy, Inc.’s board of directors as to the solvency and capitalization of Alloy, Inc. and us (together, the “Companies”) following the Spinoff. In particular, PJSC is expected to render an opinion to Alloy, Inc.’s board of directors that, after giving effect to the Spinoff:

•	The fair value and present fair saleable value of the aggregate assets of each Company will exceed the total value of such Company’s respective liabilities (including contingent liabilities identified to PJSC by the Companies);

•	Each Company will not have an unreasonably small amount of capital for the operation of the businesses in which it will be engaged following consummation of the Spinoff, as the management of each of the Companies has indicated such businesses are now conducted and as the management of each of the Companies has indicated such businesses are proposed to be conducted following consummation of the Spinoff;

•	Each Company will be able to pay its liabilities (including contingent liabilities identified to PJSC by the Companies), as they mature; and

•	The fair value and present fair saleable value of the aggregate assets of each Company will exceed its liabilities (including contingent liabilities identified to PJSC by the Companies) by an amount greater than the aggregate par value of its issued capital stock.

The opinion of PJSC will be solely for the information of and assistance to the board of directors of Alloy, Inc. in connection with the Spinoff. The opinion will not in any way indicate a view as to the fairness of the Spinoff to the stockholders of Alloy, Inc. or us. Furthermore, the opinion should not be viewed as representing investment advice to any person. It is a condition to the Spinoff that the board of directors of Alloy, Inc. receive such a solvency opinion from PJSC or another independent appraisal firm acceptable to Alloy, Inc., which condition may be waived in the sole discretion of Alloy, Inc.’s board of directors.

Modification or Abandonment of the Spinoff

The Spinoff may be amended, modified or abandoned at any time prior to the distribution date by Alloy, Inc.’s board of directors in its sole discretion. In addition, the Spinoff will not be completed unless all of the conditions contained in the distribution agreement have been satisfied or waived by Alloy, Inc.

RELATIONSHIP BETWEEN ALLOY, INC. AND US

AFTER THE SPINOFF

We are currently a group of indirect, wholly-owned subsidiaries of Alloy, Inc., and our results of operations are included in the consolidated financial results of Alloy, Inc. After the Spinoff, we will be an independent public company with several direct and indirect subsidiaries, and Alloy, Inc. will hold no ownership interest in us. Furthermore, all contractual relationships existing prior to the Spinoff between Alloy, Inc. and us will be terminated, except for those agreements described in this prospectus and other commercial relationships maintained at arms length in the ordinary course of business.

Prior to the Spinoff, we, and certain of our subsidiaries, will enter into agreements with Alloy, Inc. to define our ongoing relationships after the Spinoff and to allocate tax, employee benefits and certain other liabilities and obligations arising from periods prior to the distribution date. These agreements are summarized below and are being filed as exhibits to the registration statement on Form S-1 of which this prospectus forms a part. The summaries of these agreements provided in this prospectus are qualified in their entirety by reference to the full text of such agreements.

Distribution Agreement

We will enter into a distribution agreement with Alloy, Inc. providing for, among other things, the corporate transactions required to effect the Spinoff, the terms of and conditions to the Spinoff and other arrangements relating to the Spinoff. The distribution agreement will also provide for or require:

•	the transfer or license by Alloy, Inc. to us of certain intellectual property used in our business;

•	the joint ownership, and subsequent division between Alloy, Inc. and us, of certain trademarks used in our respective businesses;

•	resignations by our employees and officers from their positions as employees or officers of Alloy, Inc. and resignations by employees or officers of Alloy, Inc. from their positions as our employees, officers or directors;

•	certain mutual obligations between Alloy, Inc. and us to cooperate in activities related to the Spinoff;

•	certain on-going mutual indemnification obligations between Alloy, Inc. and us;

•	our obligations to issue shares to satisfy Warrant exercises and Debenture conversions that may occur after the Spinoff; and

•	certain mutual non-compete and confidentiality obligations between Alloy, Inc. and us.

We and Alloy, Inc. each will have sole responsibility for expenses and claims arising out of our respective activities after the Spinoff.

Conditions precedent to the Spinoff. Alloy, Inc. will have the absolute discretion to determine the terms of the Spinoff, whether to proceed with the Spinoff and the date of the Spinoff. Notwithstanding that discretion, there are a number of conditions to the Spinoff, including the following:

•	The Form S-1 registration statement of which this prospectus forms a part has become effective under the Securities Act;

•	The prospectus has been mailed to the holders of Alloy, Inc. common stock as of the Spinoff Record Date;

•	Our common stock has been admitted for trading on the Nasdaq National Market, subject to official notice of the effectiveness of the Spinoff;

•	Our amended and restated certificate of incorporation and amended and restated bylaws are in effect;

•	All regulatory approvals necessary to consummate the Spinoff, if any, have been received and are in full force and effect;

•	No order, preliminary or permanent injunction or decree has been issued by any court of competent jurisdiction, and no other legal restraint or prohibition is in effect, that prevents the consummation of the Spinoff;

•	The Make Whole Agreement between Alloy, Inc. and Wells Fargo has been terminated and we have obtained the consent of Wells Fargo for the completion of the Spinoff;

•	Alloy, Inc. has been removed as guarantor under the mortgage for our Hanover, Pennsylvania distribution facility;

•	Alloy, Inc.’s board of directors has received an opinion from PJSC or another nationally recognized investment banking firm, and is otherwise reasonably satisfied that, among other things and after giving effect to the Spinoff, (i) neither Alloy, Inc. nor we will be insolvent or have unreasonably limited capital or assets with which to engage in our respective businesses, (ii) Alloy, Inc. and we will be able to pay our respective debts as they become due in the usual course of business, and (iii) Alloy, Inc.’s and our total assets will not be less than the sum of our respective total liabilities;

•	Alloy, Inc. has received an opinion from its outside legal counsel, to the effect that the Spinoff will not contravene the provisions of Section 170 of the DGCL;

•	Alloy, Inc. has received an opinion of counsel to the effect that the Spinoff should be a tax-free transaction for federal income tax purposes, and such opinion is in form and substance satisfactory to Alloy, Inc. in its sole discretion; and

•	Alloy, Inc.’s board of directors has determined that the Spinoff will not cause acceleration of an amount of taxes attributable to gains, if any, that were required to be deferred in connection with a fiscal 2002 internal reorganization that would have a material adverse effect on Alloy, Inc. or us.

The conditions are for the benefit of Alloy, Inc., and Alloy, Inc.’s board of directors has reserved the right to waive any or all of these conditions to consummation of the Spinoff. Alloy, Inc.’s board of directors may not provide its stockholders with notice if any of these conditions to consummation of the Spinoff are waived, including the receipt of the solvency opinion and the opinion that the Spinoff will not contravene the provisions of Section 170 of the DGCL. However, the Alloy, Inc. board of directors will waive these last two conditions only if the board of directors is otherwise satisfied as to the solvency of us and Alloy, Inc. and as to the permissibility of the distribution under Section 170 of the DGCL.

Division of assets. Almost all of the assets and employees necessary to operate our business following the Spinoff are currently our assets and employees, and there will be, therefore, minimal need to transfer employees in connection with the Spinoff.

•	Trademarks and Servicemarks. Alloy, Inc. will agree to transfer to us rights in and to certain trademarks and servicemarks used exclusively in our business. With respect to certain Alloy and CCS trademarks and servicemarks covering goods and services applicable to both of our businesses, we have agreed with Alloy, Inc. that we and they will become joint owners by assignment of those marks. Thereafter, we and Alloy, Inc. will file instruments with the PTO to request that the PTO divide these jointly owned marks between us such that we each would own the registrations for those trademarks and servicemarks for the registration classes covering the goods and services applicable to our respective businesses. We have agreed to negotiate in good faith with Alloy, Inc. regarding terms of use of such jointly owned marks if the PTO denies our request to divide these marks.

•	Databases. We and Alloy, Inc. will jointly own all data collected through any dELiA*s, Alloy or CCS data acquisition channel prior to the Spinoff (excluding credit card data), subject to applicable laws and privacy policies. Alloy, Inc. will be restricted from using certain of such data in competition with us or for the benefit of our competitors, or from transferring certain of such data to our competitors. We will have full access to all the data without limitation, but we will agree not to use any of the data other than in connection with our merchandising and retail store activities, except in limited situations.

Access to information; noncompetition; confidentiality. Alloy, Inc. and we will agree to afford to one another, and each of our respective accountants, counsel and representatives, reasonable access during normal business hours to all personnel, documents, agreements, books, records, computer data and other data in our respective possession relating to the other party or the business and affairs of the other party (other than data and information subject to an attorney-client or other privilege), to the extent such access is reasonably required by the other party, for audit, accounting, regulatory compliance and disclosure and reporting purposes. We will also agree that we will not compete with each other’s business for a period that will be coterminous with the term of the media services agreement discussed below, and will not use our jointly owned trademarks and service marks in connection with any business activity with respect to which either is precluded from competing with the other. Each party will agree to hold in confidence all non-public information concerning the other party for so long as such information is competitively sensitive, unless compelled to disclose such information by law.

Retail Store Leases. We have agreed to use our best efforts to cause Alloy, Inc. to be removed as a guarantor on all dELiA*s retail store leases which it previously has guaranteed. As most of such leases contain self-executing language pursuant to which Alloy, Inc. will be removed as a guarantor upon the Spinoff, assuming certain financial tests relating to our capitalization or business are satisfied, we expect that Alloy, Inc. will be removed as a guarantor on all or substantially all of such leases.

Insurance. We will agree to manage and monitor all of our insurance programs, and will obtain and maintain separate insurance coverage, including general liability, primary and excess umbrella, directors and officers, automobile, liability, and workers’ compensation for our benefit. The amount, term and conditions of coverage to be maintained will be determined by us in our sole discretion. We intend to develop our own broker relationships and transition to stand-alone insurance programs in connection with the Spinoff.

Expenses. Except as otherwise set forth in the distribution agreement or in any other agreement between Alloy, Inc. and us, all costs or expenses incurred in connection with the Spinoff will be paid by Alloy, Inc., and all costs or expenses incurred in connection with the rights offering will be paid by us.

Dispute resolution. Alloy, Inc. and we will agree to attempt to resolve any disputes in good faith through negotiation and, failing that, through binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. Each party will be required to perform its obligations owing to the other party pending final resolution of any dispute.

Indemnification. We will agree to indemnify and hold harmless Alloy, Inc. from any claims following the distribution date arising out of any and all debts, liabilities, assessments, costs and any other obligations of any kind arising from the conduct of our business and any damages associated therewith. Alloy, Inc. will agree to indemnify and hold us harmless from any claims following the distribution date arising out of any and all debts, liabilities, assessments, costs and any other obligations of any kind not arising from the conduct of our business.

Tax Separation Agreement

As part of the Spinoff, Alloy, Inc, and we will enter into a tax separation agreement which provides, among other things, for the allocation between Alloy, Inc. and us of federal, state, local and foreign tax liabilities relating to the tax liabilities of Alloy, Inc. and its subsidiaries (including us and our subsidiaries) through the date of the Spinoff. In general, under the tax separation agreement, Alloy, Inc. will be responsible for the payment of taxes, and will indemnify us for any taxes, relating to the media and marketing businesses retained by Alloy, Inc. and we will be responsible for the payment of taxes, and will indemnify Alloy, Inc. for any taxes, relating to the merchandising business contributed by Alloy, Inc. to us in connection with the Spinoff. Alloy, Inc. in its reasonable discretion will determine the allocation of any taxes that are not specifically allocable to either the media and marketing business or to the merchandising business.

The tax separation agreement will also allocate the liability for any taxes that may arise in connection with, or become payable as a result of, the separation of the two businesses or the Spinoff. The tax separation agreement generally will provide that each of Alloy, Inc. and us will be responsible for half of any such taxes. However, we will be responsible for any such taxes imposed on us or Alloy, Inc. if such taxes are attributable to certain post-Spinoff actions taken by us (including our subsidiaries) or our stockholders, including any change of ownership of 50% or more in our stock in any series of transactions that are part of a plan that includes the Spinoff. Alloy, Inc. will be responsible for any such taxes if such taxes are attributable to certain post-Spinoff actions taken by Alloy, Inc. (including its subsidiaries) or its stockholders, including any change of ownership of 50% or more in Alloy, Inc.’s stock in any series of transactions that are part of a plan that includes the Spinoff. The process for determining whether a change of ownership has occurred under the tax rules is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If compliance with these rules are not carefully monitored by us and by Alloy, Inc. we or Alloy, Inc. might inadvertently cause or permit a change of ownership to occur, triggering either of our obligations to indemnify the other pursuant to the tax separation agreement.

In addition, pursuant to the tax separation agreement, we will agree that, subject to certain exceptions described below, we will not liquidate or dispose of a substantial portion of our assets within two years of the Spinoff, or take any other action which would result in more than an immaterial possibility that the tax-free status of the Spinoff for federal income tax purposes would be jeopardized. The tax separation agreement will permit us to take any such action, however, if we deliver to Alloy, Inc. either a ruling from the IRS or an unqualified opinion from a nationally recognized law firm reasonably acceptable to Alloy, Inc., to the effect that the tax-free status of the Spinoff will not be jeopardized by such action. These restrictions will not apply to Alloy, Inc., although, as explained above, Alloy, Inc. will be required to indemnify us for any taxes resulting from such actions.

Information Technology and Intellectual Property Agreements

We will enter into the following agreements with Alloy, Inc.:

Managed Services Agreement. Pursuant to a managed services agreement, Alloy, Inc. will provide us with certain agreed upon website hosting, database management, data communication management, security and other managed services in support of our e-commerce webpages and applications.

Application Software License Agreement. Pursuant to an application software license agreement, Alloy, Inc. will license to us the right to use its proprietary e-commerce software.

Professional Services Agreement. Pursuant to a professional services agreement, Alloy, Inc. will provide to us technology related professional services in three primary functional areas: software license support, database and list support services and other database services.

See “Certain Relationships and Related Party Transactions” for a more complete description of these agreements.

Media Services Agreement

We have agreed to enter into a media services agreement with Alloy, Inc. pursuant to which Alloy, Inc. will be appointed as our exclusive sales agent for the purpose of providing the following media and marketing services for all of our media assets, including the following:

•	Internet Advertising. We will make available certain agreed upon advertising units on our e-commerce webpages to Alloy, Inc. Alloy, Inc. may use such space to advertise third-party products and services or advertise its own products and services, as Alloy, Inc. determines in its sole discretion, subject to certain limitations. In addition, Alloy, Inc. will also be responsible for the content deployment and maintenance of such advertising. In exchange, we will be entitled to a fee of $20,000 per month.

•	Catalog Advertisements and Insertions. We will make available to Alloy, Inc. an agreed upon number of advertising pages in each direct mail catalog we circulate. Alloy, Inc. may sell the space on these pages to advertise third-party products and services or use such pages to advertise its own products and services. We will also make available to Alloy, Inc. space within each catalog to offer third parties the right to place insertions. In exchange, we will receive 25% of the difference between gross revenues collected by Alloy, Inc. from sales of such pages and insertions and the costs of the printing, paper, and postage and third party commissions paid by Alloy, Inc. to generate such revenues.

•	Sampling. We will make available to Alloy, Inc. an agreed upon number of inventory slots which Alloy, Inc. can offer to third parties for distributing samples via our outgoing catalog and website order fulfillment packages, subject to agreed upon specifications for size and weight. In addition, we will, and will cause our subsidiaries to, make available to Alloy, Inc. the right to offer to third parties in-store promotion at all retail locations. We will receive 20% of the difference between gross revenues collected by Alloy, Inc. from such sampling and promotion activities and the incremental out of pocket shipping and handling costs incurred in connection with such activities.

•	Database Collection and Marketing. We will, subject to the provisions of applicable law and our privacy policies as in effect from time to time, share all demographic and order data collected online or offline (excluding credit card data) in connection with our business activities following the Spinoff with Alloy, Inc. Alloy, Inc. may use such data for direct marketing purposes, both for its own benefit and for the benefit of third parties, subject to limited exceptions. In addition, Alloy, Inc. may also make such data available to third parties to market directly to persons. Alloy, Inc. will agree, however, not to use certain data in competition with us or make such data available to any of our competitors. In exchange for transferring data to Alloy, Inc., Alloy, Inc. will (i) make available data collected through its media acquisition channels to us to use in connection with our activities and retail store site selection activities and (ii) share with us any updates and enhancements it makes to the data we share with Alloy, Inc.

As our exclusive sales agent, Alloy, Inc. will be responsible for all interactions with third parties who wish to offer or advertise products or services through any of our media assets, including negotiating and executing agreements, invoicing and collections, subject to certain limited exclusions. All advertisements and media campaigns placed through Alloy, Inc. will be subject to agreed upon guidelines and standards. The initial term of this agreement will be three years, subject to renewal for a maximum two year period if certain performance thresholds are met. Alloy, Inc., may assign some or all of its rights or obligations under this agreement to its subsidiaries.

OCM call center agreement.

We have agreed to enter into a call center services agreement with each of On Campus Marketing, LLC, Collegiate Carpets, LLC, and Carepackages, LLC, indirect subsidiaries of Alloy, Inc. (collectively, “OCM”), pursuant to which we will provide certain call center services to these companies. The primary services to be provided include, among other things, taking and processing phone orders, support services related to the orders, responding to customer emails, handling catalog requests, check processing support, handling billing issues and credit card processing. The term of the agreement will be for one year unless earlier terminated by either party upon 30 days prior notice. These services will be provided for a fee equal to 105% of OCM’s proportionate share of certain fixed and variable costs incurred in connection with the services provided pursuant to the arrangement.

THE PRIVATE PLACEMENT

Participants

Robert E. Bernard, who will be our Chief Executive Officer following the Spinoff, Walter Killough, who will be our Chief Operating Officer following the Spinoff, David Desjardins, who will be our Chief Stores Officer following the Spinoff, Cathy McNeal, who will be our General Merchandise Manager—Retail following the Spinoff, and Andrew L. Firestone, who will be our Vice President Finance following the Spinoff, have agreed to purchase an aggregate of                      shares of our common stock in a private placement that will close shortly before the effectiveness of the Spinoff, for an aggregate purchase price of $1.2 million.

Terms

The shares being purchased in the private placement are being purchased pursuant to a common stock purchase agreement between us and the purchasers in the private placement. The purchasers will pay us $             per share of our common stock purchased by them, which is the same price as the subscription price for our shares offered in the rights offering. The shares are being sold to such purchasers without registration under the Securities Act pursuant to an exemption under the Regulation D promulgated by the SEC under the Securities Act. The purchasers’ obligation to complete the purchase of our common stock in the private placement is conditioned upon the following:

•	all of our representations and warranties contained in the purchase agreement shall have been true and correct in all material respects;

•	we shall have satisfied or performed all of the covenants, terms and conditions of the purchase agreement and the related registration rights agreement to be satisfied or performed by us on or before the closing;

•	all consents that are required in connection with the execution, delivery and performance of the purchase agreement and the related registration rights agreement, shall have been obtained;

•	all corporate and other actions taken or required to be taken by us in connection with the execution, delivery and performance of the purchase agreement and the related registration rights agreement, or the consummation of the transactions contemplated hereby or thereby, shall have been taken;

•	no proceeding shall have been instituted or threatened on or before the closing by any person, no judgment shall have been issued, and no new law shall have been enacted, that seeks to or does prohibit the consummation of the transactions contemplated by the purchase agreement and the related registration rights agreement; and

•	all conditions precedent to the Spinoff and rights offering shall have been satisfied and the Spinoff Record Date and Rights Offering Record Date shall have been established.

Registration Rights Agreement

We will, at the closing of the private placement, enter into a resale registration rights agreement with the purchasers under which we will agree to file with the SEC at our expense one or more registration statements covering the resale of the shares of common stock to be purchased by them in the private placement.

We will agree in the registration rights agreement to bear all expenses of the registration of the shares of common stock sold in the private placement including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws. The selling stockholders will pay all underwriting discounts and selling commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the selling stockholders, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, or the selling stockholders will be entitled to contribution to the extent we are unable to provide such indemnification. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholders for use in the prospectus prepared in connection with any such registration, and we will be entitled to contribution to the extent they are unable to provide such indemnification.

THE RIGHTS OFFERING

The Rights

We are distributing transferable subscription rights to the persons who own shares of our common stock on 5:00 p.m., New York time on the Rights Offering Record Date, at no cost to such stockholders. We will give each such stockholder              of a right to purchase one share of our common stock for each share of our common stock that the holder thereof owned on the Rights Offering Record Date, for a total of                      shares. The subscription rights will be evidenced by rights certificates. Each whole right will entitle the rights holder to purchase one share of our common stock for $             per share. If rights holders wish to exercise their rights, they must do so before 5:00 p.m., New York time, on                          , 2005, the expiration date of the rights offering. After that date, the rights will expire and will no longer be exercisable unless we earlier decide to extend the expiration of the rights offering. See “—Expiration Date and Amendments” below.

Subscription Privilege

Each whole right entitles the holder thereof to purchase one share of our common stock for $             per share. Rights holders are not required to exercise any or all of their rights. We will deliver to the stockholders who purchase shares in the rights offering certificates representing the shares purchased as soon as practicable after the rights offering has expired.

Method of Exercising Rights

The exercise of rights is irrevocable and may not be cancelled or modified. Rights holders may exercise their rights as follows:

Subscription By Registered Holders

Rights holders who are registered holders of our common stock may exercise their subscription privilege by properly completing and executing the rights certificate together with any required signature guarantees and forwarding it, together with payment in full of the subscription price for each share of the common stock for which they subscribe, to the subscription agent at the address set forth under the subsection entitled “Subscription Agent and Escrow Agent,” on or prior to the expiration date.

Subscription By DTC Participants

Banks, trust companies, securities dealers and brokers that hold shares of our common stock on the rights offering record date as nominee for more than one beneficial owner may, upon proper showing to the subscription agent, exercise their subscription privilege on the same basis as if the beneficial owners were record holders on the rights offering record date through the Depository Trust Company, or DTC. Such holders may exercise these rights through DTC’s PSOP Function on the “agents subscription over PTS” procedure and instructing DTC to charge their applicable DTC account for the subscription payment for the new shares and deliver such amount to the subscription agent. DTC must receive the subscription instructions and payment for the new shares by the rights expiration date. Except as described under the subsection titled “Notice of Guaranteed Delivery,” subscriptions accepted by the subscription agent via a Notice of Guaranteed Delivery must be delivered to the subscription agent with payment before the expiration of the subscription period.

Subscription By Beneficial Owners

Rights holders who are beneficial owners of shares of our common stock and whose shares are registered in the name of a broker, custodian bank or other nominee, and rights holders who hold common stock certificates and would prefer to have an institution conduct the transaction relating to the rights on their behalf, should instruct their broker, custodian bank or other nominee or institution to exercise their rights and deliver all documents and payment on their behalf prior to 5:00 p.m. New York time, on                     , 2005, the expiration date of the rights offering. A rights holder’s subscription rights will not be considered exercised unless the subscription agent receives from such rights holder, its broker, custodian, nominee or institution, as the case may be, all of the required documents and such holder’s full subscription price payment prior to 5:00 p.m. New York time, on the expiration date.

Payment Method

Payments must be made in full in U.S. currency by:

•	wire transfer of immediately available funds to American Stock Transfer & Trust Company, as subscription agent, care of JP Morgan Chase Bank, Routing Number 021000021, Account Number 323009948;

•	check or bank draft payable to American Stock Transfer & Trust Company drawn upon a U.S. bank; or

•	postal, telegraphic or express money order payable to American Stock Transfer & Trust Company, the subscription agent.

Any personal check used to pay for shares of common stock must clear the appropriate financial institutions prior to the expiration date. The clearing house may require two or more business days. Accordingly, rights holders who wish to pay the subscription price by means of a uncertified personal check are urged to make payment sufficiently in advance of the expiration date to ensure such payment is received and clears by such date. Rights certificates received after that time will not be honored, and we will return payment to the sender, without interest or deduction.

The subscription agent will be deemed to receive payment upon:

•	clearance of any uncertified check deposited by the subscription agent;

•	receipt by the subscription agent of any certified check bank draft drawn upon a U.S. bank; or

•	receipt by the subscription agent of any postal, telegraphic or express money order.

Rights holders wishing to subscribe should read the instruction letter accompanying the rights certificate carefully and strictly follow it. DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS TO US. Except as described below under “—Notice of Guaranteed Delivery,” we will not consider a subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and payment of the full subscription amount. The risk of delivery of all documents and payments is on each rights holder or its nominee, not us or the subscription agent.

The method of delivery of rights certificates and payment of the subscription amount to the subscription agent will be at the risk of the holders of rights, but, if sent by mail, we recommend that rights holders send those certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment before the expiration of the subscription period. Because uncertified personal checks may take at least two or more business days to clear, we strongly urge rights holders to pay or arrange for payment by means of certified or cashier’s check or money order to avoid missing the opportunity to exercise their subscription rights should they decide to exercise such subscription rights.

Unless a rights certificate provides that the shares of common stock are to be delivered to the record holder of such rights or such certificate is submitted for the account of a bank or a broker, signatures on such rights certificate must be guaranteed by an “Eligible Guarantor Institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act, subject to any standards and procedures adopted by the subscription agent.

Calculation Of Subscription Rights Exercised

Rights holders who do not indicate the number of subscription rights being exercised, or do not forward full payment of the total subscription price payment for the number of subscription rights that they indicate are being exercised, will be deemed to have exercised their subscription privilege with respect to the maximum number of subscription rights that may be exercised with the aggregate subscription price payment they delivered to the subscription agent. If we do not apply a rights holder’s full subscription price payment to its purchase of shares of our common stock, the subscription agent will return the excess amount to such rights holder by mail, without interest or deduction, as soon as practicable after the expiration date of the rights offering.

Expiration Date and Amendments

The subscription period, during which rights holders may exercise their subscription privilege, expires at 5:00 p.m., New York time, on                     , 2005, the expiration date, unless extended. If such holders do not exercise their rights prior to that time, their rights will expire and will no longer be exercisable. We will not be required to issue shares of our common stock to a rights holder if the subscription agent receives such holder’s rights certificate or payment after that time, regardless of when such holder sent the rights certificate and payment, unless such holder sends the documents in compliance with the guaranteed delivery procedures described below. If the commencement of the rights offering is delayed for a period of time, the expiration date of the rights offering will be similarly extended.

We will extend the duration of the rights offering as required by applicable law and may choose to extend it if we decide that changes in the market price of our common stock warrant an extension or if we decide to give investors more time to exercise their subscription rights in the rights offering. As MLF has agreed to backstop the rights offering, however, we are assured of selling the full $20 million of common stock being offered in the rights offering, so it is unlikely that we would elect to extend the duration of the rights offering. See “—Intended Purchases; Backstop Agreement”. We may extend the expiration date of the rights offering by giving oral or written notice to the subscription agent on or before the scheduled expiration date. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., New York time, on the next business day after the most recently announced expiration date.

We reserve the right, in our sole discretion, to amend or modify the terms of the rights offering.

Subscription Price

Alloy, Inc.’s board of directors, in consultation with its financial advisors, determined the subscription price after negotiations with MLF regarding the Backstop Agreement and after considering the likely cost of capital from other sources, among other factors. Based on those considerations, Alloy, Inc.’s board of directors derived a $175 million valuation for the merchandising and retail store business of Alloy, Inc. The subscription price per share was based on that value, and was determined by dividing such $175 million aggregate value by the number of shares of our common stock that will be issued in the Spinoff, as adjusted to account for the dilutive impact of options and warrants that will be outstanding immediately following the Spinoff pursuant to the treasury stock method. MLF agreed to backstop a contemplated $20 million rights offering of our shares at an exercise price that would be derived from such $175 million valuation. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of the common stock to be offered in the rights offering.

We cannot assure rights holders that the market price of our common stock will not decline during or after the rights offering. We also cannot assure rights holders that they will ever be able to sell shares of our common stock purchased during the rights offering at a price equal to or greater than the subscription price. We urge all rights holders to obtain a current quote for our common stock before exercising their rights.

Conditions, Withdrawal and Termination

Alloy, Inc.’s board may withdraw the rights offering at any time prior to the completion of the Spinoff for any reason. We reserve the right to withdraw the rights offering at any time after the Spinoff and on or prior to the expiration date for any reason. The rights offering is conditioned upon the consummation of the Spinoff as described elsewhere in this prospectus. The rights offering is also conditioned upon our ability to obtain the necessary governmental and other consents and the listing of our common stock on the Nasdaq National Market. The rights offering will not occur unless all of these conditions are met.

We may terminate the rights offering, in whole or in part, at any time after the Spinoff and at any time before completion of the rights offering if there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our board of directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate the rights offering, in whole or in part, all affected subscription rights will expire without value, and all subscription payments received by the subscription agent will be returned without interest or deduction as soon as practicable.

Intended Purchases; Backstop Agreement

At Alloy, Inc.’s, request, MLF, Alloy, Inc.’s largest stockholder which is the beneficial owner of approximately                      shares of Alloy, Inc.’s common stock and which will be the beneficial owner of approximately                      shares of our common stock upon completion of the Spinoff, has agreed, pursuant to the terms of the Backstop Agreement, to cause the MLF Funds subscribe for their full pro rata amounts in the rights offering. In addition, MLF has agreed to backstop the rights offering, meaning that it has agreed to purchase, either directly or through the MLF Funds, all shares that remain unsold in the rights offering at the same subscription price per share. As a result, we expect that the rights offering will be fully subscribed. As consideration for MLF’s agreement to enter into the Backstop Agreement, Alloy, Inc. will pay MLF a non-refundable fee of $50,000. In addition, if the rights offering is initiated, we have agreed to issue to MLF, as a non-refundable fee, ten-year warrants to purchase                      shares of our common stock. The warrants will be exercisable at the $             subscription price per share for exercise of the rights by our other stockholders. MLF could beneficially own up to     % of our outstanding common stock after giving effect the rights offering and up to     % of our common stock under the backstop arrangement (after giving effect to the warrants issued in connection with the Backstop Agreement), if no other stockholders purchase shares in the rights offering.

The Backstop Agreement may be terminated at any time (i) by mutual written consent of the parties; (ii) by either party if any governmental entity has issued any suit or action challenging the validity or legality or seeking to the restrain the consummation of the transactions contemplated by the Backstop Agreement; (iii) by us or Alloy, Inc., if MLF breaches in any material respect any of its representations, warranties or covenants; (iv) by MLF, if we breach in any material respect any of our representations, warranties or covenants; (iv) by Alloy,

Inc. at any time prior to the distribution date; and (v) by us at any time after the distribution date and prior to the completion of the rights offering. Additionally, the Backstop Agreement automatically will terminate if the Spinoff has not been completed on or before December 31, 2005.

Subscription Agent and Escrow Agent

The subscription agent and escrow agent for the rights offering is AST. The address to which subscription documents, rights certificates, notices of guaranteed delivery and payments other than wire transfers should be mailed or delivered is:

By Mail or by Hand:	By Overnight Courier:

American Stock Transfer & Trust Company	American Stock Transfer & Trust Company
59 Maiden Lane	Operations Center
Plaza Level	6201 15th Avenue
New York, NY 10038	Brooklyn, NY 11219

If a rights holder delivers subscription documents, rights certificates or notices of guaranteed delivery in a manner different than that described in this joint proxy statement/prospectus, then we may not honor the exercise of such holder’s subscription privileges.

Rights holders should direct any questions or requests for assistance concerning the method of subscribing for the shares of common stock to AST, by mail at the address listed above or telephone (877) 248-6417. Rights holders should direct any requests for additional copies of this prospectus to our General Counsel, Edward Taffet, by mail at 435 Hudson Street, New York, NY 10014, telephone (212) 807-9060 or by email at spinoff@delias.com.

Fees and Expenses

We will pay all fees charged by the subscription agent in connection with the distribution and exercise of the rights. Rights holders are responsible for paying all other commissions, fees, taxes or other expenses incurred in connection with the exercise or transfer of the rights. Neither we nor the subscription agent will pay such expenses.

Fractional Shares of Common Stock and Fractional Rights

We will not issue fractional shares of common stock. If a rights holder’s rights would allow it to purchase a fractional share, such holder may exercise its rights only by rounding down to and paying for the nearest whole share or by paying for any lesser number of whole shares.

Medallion Guarantee May Be Required

Signature of rights holders on each subscription rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	such holder’s subscription rights certificate provides that shares are to be delivered to such holder as record holder of those subscription rights; or

•	such holder is an eligible institution.

Notice To Beneficial Holders

If a rights holder is a broker, a trustee or a depositary for securities who holds shares of our common stock for the account of others on the Rights Offering Record Date, such holder should notify the respective beneficial owners of such shares of the rights offering as soon as possible to find out their intentions with respect to exercising or selling their subscription rights. Such rights holders should obtain instructions from the beneficial owner with respect to their subscription rights, as set forth in the instructions we have provided to rights holders for their distribution to beneficial owners. If the beneficial owner so instructs, a rights holder should complete the appropriate subscription rights certificates and submit them to the subscription agent with the proper payment. If a rights holder holds shares of our common stock for the account(s) of more than one beneficial owner, such holder may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the Rights Offering Record Date, provided that the rights holder, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification” that we will provide to rights holders with their rights offering materials. Rights holders who did not receive this form, should contact the subscription agent to request a copy.

Beneficial Owners

If a rights holder is a beneficial owner of shares of our common stock or will receive subscription rights through a broker, custodian bank or other nominee, we will ask such holder’s broker, custodian bank or other nominee to notify such holder of the rights offering. If a rights holder wishes to exercise or sell its subscription rights, such holder will need to have its broker, custodian bank or other nominee act for it. If a rights holder holds certificates of our common stock directly and would prefer to have its broker, custodian bank or other nominee act for it, such holder should contact its nominee and request it to effect the transactions for such holder. To indicate its decision with respect to its subscription rights, rights holders should complete and return to their broker, custodian bank or other nominee the form entitled “Beneficial Owners Election Form.” Rights holders should receive this form from their broker, custodian bank or other nominee with the other rights offering materials. If a rights holder wishes to obtain a separate subscription rights certificate, it should contact the nominee as soon as possible and request that a separate subscription rights certificate be issued to it. Rights holders should contact their broker, custodian bank or other nominee if they do not receive this form, but believe they are entitled to participate in the rights offering. We are not responsible if a rights holder does not receive the form from its broker, custodian bank or nominee or if a rights holder receives it without sufficient time to respond.

Notice of Guaranteed Delivery

The subscription agent will grant rights holders three business days after the expiration date of the rights offering to deliver the rights certificate if they follow the following instructions for providing the subscription agent notice of guaranteed delivery. On or prior to the expiration date, the subscription agent must receive payment in full for all shares of common stock subscribed for through the exercise of the subscription privilege, together with a properly completed and duly executed notice of guaranteed delivery substantially in the form accompanying this prospectus either by hand, mail, telegram or facsimile transmission, that specifies the name of the holder of the rights and the number of shares of common stock subscribed for. If applicable, it must state separately the number of shares of common stock subscribed for through the exercise of the subscription privilege and a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States must guarantee that the properly completed and executed rights certificate for all shares of common stock subscribed for will be delivered to the subscription agent within three business days after the expiration date. The subscription agent will then conditionally accept the exercise of the privileges and will withhold the certificates for shares of common stock until it receives the properly completed and duly executed rights certificate within that time period.

In the case of holders of rights that are held of record through DTC, those rights may be exercised by instructing DTC to transfer rights from that holder’s DTC account to the subscription agent’s DTC account, together with payment of the full subscription price. The notice of guaranteed delivery must be guaranteed by a commercial bank, trust company or credit union having an office, branch or agency in the United States or by a member of a Stock Transfer Association approved medallion program such as STAMP, SEMP or MSP. Notices of guaranteed delivery and payments should be mailed or delivered to the appropriate addresses set forth under “—Subscription Agent and Escrow Agent.”

Method of Transferring and Selling Rights

We anticipate that the rights will be traded on the Nasdaq National Market under the symbol “DLIAR”. We expect that rights may be purchased or sold through usual investment channels until the close of business on the last trading day preceding the expiration time. However, there has been no prior public market for the rights, and we cannot assure you that a trading market for the rights will develop or, if a market develops, that the market will remain available throughout the subscription period. We also cannot assure you of the prices at which the rights will trade, if at all. If you do not exercise or sell your rights you will lose any value inherent in the rights. See “—General Considerations Regarding the Partial Exercise, Transfer or Sale of Rights” below.

Transfer of Rights

You may transfer rights in whole by endorsing the rights certificate for transfer. Please follow the instructions for transfer included in the information sent to you with your rights certificate. If you wish to transfer only a portion of the rights, you should deliver your properly endorsed rights certificate to the subscription agent. With your rights certificate, you should include instructions to register such portion of the rights evidenced thereby in the name of the transferee (and to issue a new rights certificate to the transferee evidencing such transferred rights). You may only transfer whole rights and not fractions of a right. If there is sufficient time before the expiration of the rights offering, the subscription agent will send you a new rights certificate evidencing the balance of the rights issued to you but not transferred to the transferee. You may also instruct the subscription agent to send the rights certificate to one or more additional transferees. If you wish to sell your remaining rights, you may request that the subscription agent send you certificates representing your remaining (whole) rights so that you may sell them through your broker or dealer. You may also request that the subscription agent attempt to sell your rights for you, as described below.

If you wish to transfer all or a portion of your rights, you should allow a sufficient amount of time prior to the time the rights expire for the subscription agent to:

•	receive and process your transfer instructions; and

•	issue and transmit a new rights certificate to your transferee or transferees with respect to transferred rights, and to you with respect to any rights you retained.

If you wish to transfer your rights to any person other than a bank or broker, the signatures on your rights certificate must be guaranteed by an eligible institution.

Sales of Rights Through the Subscription Agent

If you choose not to sell your rights through your broker or dealer, you may seek to sell your rights through the subscription agent. If you wish to have the subscription agent seek to sell your rights, you must deliver your properly executed rights certificate, with appropriate instructions, to the subscription agent. If you want the subscription agent to seek to sell only a portion of your rights, you must send the subscription agent instructions setting forth what you would like done with the rights, along with your rights certificate.

If the subscription agent sells rights for you, it will send you a check for the net proceeds from the sale of any of your rights as soon as practicable after the expiration date. If your rights can be sold in whole or in part, the sale will be deemed to have been made at the weighted average net sale price of all rights sold by the subscription agent. The aggregate fees charged by the subscription agent for selling rights will be deducted from the aggregate sale price for all such rights in determining the weighted average net sale price of all such rights. We cannot assure you, however, that a market will develop for the rights or that the subscription agent will be able to sell your rights.

You must have your order to sell your rights to the subscription agent before 11:00 a.m., New York City time, on                     , 2005, the fifth business day before the expiration date. If less than all sales orders received by the subscription agent are filled, it will prorate the sales proceeds among you and the other holders of rights based on the number of rights that each holder has instructed the subscription agent to sell during that period, irrespective of when during the period the instructions are received by it or the rights are sold. The subscription agent is required to sell your rights only if it is able to find buyers. If the subscription agent cannot sell your rights by 5:00 p.m., New York City time, on                     , 2005, the third business day before the expiration date, the subscription agent will return your rights certificate to you by overnight delivery.

If you sell your rights through your broker or dealer, you will likely receive a different amount of proceeds than if you sell the same amount of rights through the subscription agent. If you sell your rights through your broker or dealer instead of the subscription agent, your sales proceeds will be the actual sales price of your rights rather than the weighted average sales price described above.

General Considerations Regarding the Partial Exercise, Transfer or Sale of Rights

The amount of time needed by your transferee to exercise or sell its rights depends upon the method by which the transferor delivers the rights certificates, the method of payment made by the transferee and the number of transactions which the holder instructs the subscription agent to effect. You should also allow up to ten business days for your transferee to exercise or sell the rights transferred to it. Neither we nor the subscription agent will be liable to a transferee or transferor of rights if rights certificates or any other required documents are not received in time for exercise or sale prior to the expiration date.

You will receive a new rights certificate upon a partial exercise, transfer or sale of rights only if the subscription agent receives your properly endorsed rights certificate no later than 5:00 p.m., New York City time, on                     , 2005, five business days before the expiration date. The subscription agent will not issue a new rights certificate if your rights certificate is received after that time and date. If your instructions and rights certificate are received by the subscription agent after that time and date, you will not receive a new rights certificate and therefore will not be able to sell or exercise your remaining rights.

You are responsible for all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of your rights, except that we will pay all fees of the subscription agent associated with the exercise of rights. Any amounts you owe the subscription agent will be deducted from your account.

If you do not exercise your rights before the expiration date, your rights will expire and will no longer be exercisable.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of a rights holder’s subscription privilege, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. Rights holders must resolve any irregularities in connection with their subscriptions before the subscription period expires, unless waived by us in our sole discretion. Neither we nor the subscription agent shall be under any duty to notify rights holders or their representative of defects in their subscriptions. A subscription will be considered accepted, subject to our right to withdraw or terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and payment of the full subscription amount have been received by the subscription agent. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

The subscription agent will hold funds received in payment for shares of the common stock in a segregated account pending completion of the rights offering. The subscription agent will hold this money in escrow until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, the subscription agent will promptly return this money to subscribers without interest or deduction.

Rights of Subscribers

Rights holders will have no rights as a stockholder with respect to shares of common stock for which they subscribe in the rights offering until certificates representing shares of common stock are issued to such holders. Rights holders will have no right to revoke their subscriptions after they deliver their completed rights certificate, payment and other required documents to the subscription agent.

No Revocation or Change

Once a rights holder submits the form of rights certificate to exercise any rights, such holder is not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of rights are irrevocable, even if a rights holder learns subsequently information about us that it considers to be unfavorable. Rights holders should not exercise their rights unless they are certain that they wish to purchase shares of our common stock at the subscription price.

Regulatory Limitation

We will not be required to issue to a rights holder shares of our common stock pursuant to the rights offering if, in our opinion, such holder is required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares and if, at the time the rights offering expires, such holder has not obtained such clearance or approval.

U.S. Federal Income Tax Treatment of Rights Distribution

For U.S. federal income tax purposes, rights holders will not recognize income as a result of the receipt or exercise of their rights. See “Certain U.S. Federal Income Tax Considerations—Rights Offering.”

No Recommendation to Rights Holders

Neither our board of directors nor Alloy, Inc.’s board of directors is making any recommendations to rights holders as to whether or not they should exercise their rights. Rights holders should make their decision based on their own assessment of their best interests after reading this prospectus. Rights holders should not view MLF’s backstop arrangement or our senior officers’ participation in the private placement as a recommendation or other indication that the exercise of their rights is in their best interest.

Shares of Common Stock Outstanding After the Rights Offering

Based on the                      shares of our common stock that we anticipate will be issued and outstanding upon consummation of the Spinoff,                      shares of our common stock will be issued and outstanding after the rights offering expires, an increase in the number of outstanding shares of our common stock of approximately     %.

Foreign Shareholders

We will not mail rights certificates to stockholders on the Rights Offering Record Date whose addresses are outside the United States. Instead, we will have the subscription agent hold the rights certificates for those holders’ accounts. To exercise their rights, foreign holders must notify the subscription agent before 5:00 p.m., New York City time, on                     , 2005, three business days prior to the expiration date, and must establish to the satisfaction of the subscription agent that such exercise is permitted under applicable law. If a foreign holder does not notify and provide acceptable instructions to the subscription agent by such time (and if no contrary instructions have been received), such foreign holder’s rights will be cancelled.

Other Matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares of our common stock from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations to accept or exercise the subscription rights. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities law or other legal requirements of those states or other jurisdictions. Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your privilege in order to comply with state securities laws. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights you will not be eligible to participate in the rights offering.

USE OF PROCEEDS

Our gross proceeds from the rights offering will be $20 million. A substantial portion of the net proceeds from the rights offering will be used to fund our retail store expansion program. The remainder of the proceeds, if any, will be used for general corporate purposes.

DILUTION

Purchasers of our common stock in the rights offering will experience an immediate dilution of the net tangible book value per share of our common stock. Our net tangible book value as of                     , 2005 will be approximately $             million, or $             per share of our common stock (based upon                      shares of our common stock assumed to be outstanding). Net tangible book value per share is equal to our total net tangible book value, which is our total tangible assets less our total liabilities, divided by the number of shares of our outstanding common stock. Dilution per share equals the difference between the amount per share paid by purchasers of shares of common stock in the rights offering and the net tangible book value per share of our common stock immediately after the rights offering. Based on the aggregate offering of $20 million and after deducting estimated offering expenses payable by us, and the application of the estimated $19.8 million of net proceeds from the rights offering, our pro forma net tangible book value as of                     , 2005 would have been approximately $            million, or $             per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $             per share and an immediate dilution to purchasers in the rights offering of $             per share. The following table illustrates this per share dilution (based upon                      shares of our common stock that would be outstanding following the consummation of the Spinoff and the rights offering):

Subscription price	$
Net tangible book value per share prior to the rights offering	$
Increase per share attributable to the rights offering	$
Pro forma net tangible book value per share after the rights offering		(	)

Dilution in net tangible book value per share to purchasers	$

TRADING OF OUR COMMON STOCK

Alloy, Inc. currently owns all of the outstanding shares of our common stock, although certain of our senior executives have agreed to purchase                      shares of our common stock in a private placement that will be completed shortly before the distribution date. No public market exists and no trading prices are available with respect to our shares. Neither we nor Alloy, Inc. can assure you as to the trading price of our common stock or Alloy, Inc. common stock after the Spinoff or rights offering or as to whether their initial combined price will be higher or lower than the price of Alloy, Inc. common stock prior to the Spinoff.

After the Spinoff and completion of the rights offering, approximately                      shares of our common stock will be issued and outstanding. In addition, we expect to grant prior to the time of the Spinoff or promptly thereafter certain options to acquire shares of our common stock under our 2005 dELiA*s Stock Option Plan as described under “Management” and “The Spinoff—Treatment of Alloy, Inc. Stock Options.”

We intend to file an application for our common stock to be admitted to trading on the Nasdaq National Market under the symbol “DLIA.” Based on the number of holders of Alloy, Inc. common stock of record as of                     , 2005, we expect to have approximately                      stockholders of record on the distribution date.

The transfer agent and registrar for our common stock is AST.

An active trading market in our common stock may not develop. If a market does develop, we cannot predict the prices at which our common stock will trade. A “when-issued” trading market in our common stock may develop on or shortly before the distribution date. A “when-issued” trading market occurs when trading in shares begins prior to the time stock certificates are actually available or issued. See “The Spinoff—Manner of Effecting the Spinoff—Trading Between the Record Date and the Distribution Date.”

Shares of our common stock distributed to Alloy, Inc. stockholders will be freely transferable, except for shares received by persons who may be deemed to be our “affiliates” under the Securities Act. Persons who may be deemed to be our affiliates after the Spinoff generally may include individuals or entities that control, are controlled by, or are under common control with us, and will include our directors and executive officers. Our affiliates generally may only resell the shares of our common stock held by them:

•	under an effective registration statement under the Securities Act;

•	in compliance with the applicable provisions of Rule 144 under the Securities Act; or

•	pursuant to another exemption from the registration requirements of the Securities Act.

Under Rule 144, an affiliate may sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•	1% of the then-outstanding shares of our common stock (approximately shares immediately after the Spinoff); or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144,

provided, in either case, applicable requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

Upon consummation of the Spinoff, our affiliates will hold approximately              shares of our common stock. At the time of the Spinoff or shortly thereafter, we plan to file with the SEC one or more registration statements to register under the Securities Act the shares of our common stock issuable upon exercise of options granted under our 2005 dELiA*s Stock Option Plan.

CAPITALIZATION

The following table sets forth (i) our historical capitalization as of                     , 2005, (ii) our adjusted capitalization assuming the Spinoff was effective on                     , 2005, including the effects of net transfers from Alloy, Inc., and (iii) our adjusted capitalization giving effect to our receipt of approximately $19.8 million in net cash proceeds assuming the rights offering was consummated on                     , 2005. The table should be read in conjunction with our historical consolidated financial statements, including the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein.

	Historical	As adjusted for the private placement	As adjusted for the Spinoff and private placement	As adjusted for the Spinoff, private placement and rights offering
Short Term Debt
Long Term Debt
Total Indebtedness
Stockholders’ Equity
Net Investment by Alloy
Common Stock Par Value $0.001 per share; 100,000,000 Million Shares

Authorized; Estimated [ ] Million Shares Issued and Outstanding(1)
Additional Paid In Capital
Total Stockholders’ Equity
Total Capitalization
Debt to Total Capitalization(2)

(1)	The number of shares of our common stock reflects (a) the one-for-two distribution ratio times (b) the number of shares of Alloy Inc.’s common stock outstanding as of , 2005.
(2)	Debt to Total Capitalization has been computed by dividing total indebtedness by total capitalization.

DIVIDEND POLICY

We do not expect to pay any dividends on our common stock in the foreseeable future. The payment of dividends to our stockholders is subject to the discretion of our board of directors. Our dividend policy will be established by our board of directors from time to time based on various factors, including our results of operations, financial condition, cash requirements and liquidity, the requirements of state corporate and other laws, our future prospects and such other business considerations which may be considered relevant by our board of directors. In addition, the terms of our existing credit facility place significant limitations on our ability to pay dividends and make other distributions to our stockholders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

SELECTED FINANCIAL DATA

The selected statement of operations data for each of the years ended January 31, 2003, 2004 and 2005 have been derived from the audited financial statements included elsewhere in this prospectus which have been audited by BDO Seidman, LLP, independent registered public accountants. Selected balance sheet data as of January 31, 2004 and 2005 has been derived from audited financial statements included herein, and balance sheet data as of January 31, 2003 has been derived from financial statements audited and not included herein. The selected statement of operations data for the three months ended April 30, 2004 and 2005, and the selected balance sheet data as of April 30, 2005, has been derived from our unaudited financial statements included elsewhere in this prospectus. The selected statement of operations data for the years ended January 31, 2001 and 2002 and the selected balance sheet data as of January 31, 2001 and 2002 and April 30, 2004 has been derived from our unaudited financial statements, which are not included in this prospectus. Our historical results are not necessarily indicative of results to be expected for any future period or for our performance as an independent company. The data presented below has been derived from financial statements that have been prepared in accordance with generally accepted accounting principles and should be read with our financial statements, including the related notes, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Fiscal Year Ended January 31,					Three Months Ended April 30, 2005
	2001	2002	2003	2004(1)	2005	2004	2005
	(In thousands)					(Unaudited)
STATEMENTS OF OPERATIONS DATA(2):
Net revenues(3)	$77,718	$116,268	$145,063	$166,465	$199,358	$40,532	$44,665

Cost of goods sold(4)	45,478	68,133	83,514	100,891	127,441	26,878	28,337

Gross profit	$32,240	$48,135	$61,549	$65,574	$71,917	$13,654	$16,328

Operating expenses:
Selling, general and administrative expenses	45,714	57,508	64,151	78,696	82,082	20,030	19,155
Amortization of goodwill(5)	5,272	9,757	—	—	—	—	—
Impairment of goodwill(5)	—	—	—	50,637	—	—	—
Impairment of indefinite-lived intangible assets(5)	—	—	—	790	181	—	—
Impairment of long-lived assets(5)	—	—	—	198	—	—	—
Restructuring charges	—	—	2,571	731	—	—	—

Total operating expenses	$50,986	$67,265	$66,722	$131,052	$82,263	$20,030	$19,155

Loss from continuing operations before interest income (expense) and income taxes	(18,746)	(19,130)	(5,173)	(65,478)	(10,346)	(6,376)	(2,827)
Interest income (expense), net	8	28	9	(412)	(623)	(129)	(115)
Loss from continuing operations before income taxes	(18,738)	(19,102)	(5,164)	(65,890)	(10,969)	(6,505)	(2,942)
(Benefit) provision for income taxes	—	—	(2,311)	2,459	15	—	—
Loss from continuing operations	(18,738)	(19,102)	(2,853)	(68,349)	(10,984)	(6,505)	(2,942)
Income (loss) from discontinued business, net of taxes	—	1,596	2,406	(6,197)	1,612	(171)	(11,253)
Net loss	$(18,738)	$(17,506)	$(447)	$(74,546)	$(9,372)	$(6,676)	$(14,195)

	Fiscal Year Ended January 31,								Three Months Ended April 30,
	2001		2002	2003	2004(1)		2005		2004		2005
									(Unaudited)
BALANCE SHEET DATA (000’s):
Cash and cash equivalents	$359		$393	$576	$914		$6,503		$2,927		$4,529
Working capital	2,689		8,603	8,117	(6,656)		1,376		(9,136)		2,612
Total assets	61,332		89,346	116,814	127,609		121,482		123,589		104,185
Long-term debt and other long-term liabilities	—		112	986	3,241		5,166		3,429		5,191
Total divisional equity	48,665		78,778	96,773	82,642		80,624		78,866		70,336

RETAIL STORE OPERATING DATA:
Total retail store revenues ($millions)	—		—	—	$30.1		$64.1		$13.6		$13.5
Comparable store sales increase (decrease)	—		—	—	n/a		1.4	%(7)	n/a		6.8%
Net sales per store ($millions)	—		—	—	$1.09	(6)	$1.13		$1.08	(9)	$1.15	(10)
Sales per gross square foot	—		—	—	$297	(6)	$310		$296	(9)	$314	(10)
Average square footage per store	—		—	—	3,665		3,646		3,658		3,646
Number of stores	—		—	—	62		55		59		55
Total square footage (000’s)	—		—	—	227.2		200.5		215.9		200.5
Percent decrease in total square footage	—		—	—	n/a		(11.8)%		n/a		(7.1)%

DIRECT MARKETING OPERATING DATA:
Total direct marketing revenues ($millions)	$77.7		$116.3	$145.1	$136.4		$135.3		$26.9		$31.2
Number of catalogs circulated (millions)	31.3	(8)	42.7	60.1	64.0		63.9		17.5		18.1

(1)	The acquisition of dELiA*s Corp. by Alloy, Inc. was completed in September 2003.
(2)	See note 4 to the consolidated financial statements for a description of the effect of the discontinued business that has been eliminated from continuing operations. See note 16 to the consolidated financial statements for financial data by reportable segment.
(3)	Net revenues include net sales for both the direct marketing segment and the retail store segment. In addition, net revenues include other revenues consisting primarily of advertising services provided for third parties, net of the costs and third-party commissions paid by Alloy, Inc. to generate such revenues. Virtually all of the advertising services are performed in our direct marketing segment, through our catalogs (including telephone sales) or on our e-commerce webpages. Alloy, Inc. acts as our exclusive agent with third parties seeking to advertise through our media assets in a related party transaction. See note 14 to the consolidated financial statements for details of related party transactions.
(4)	Cost of goods sold consists of the cost of merchandise sold to customers, inbound freight costs, shipping costs, buying and merchandising costs and store occupancy costs.
(5)	In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill acquired resulting from a business combination that occurred prior to June 30, 2001 is no longer amortized after January 31, 2002, but is periodically tested for impairment. Additionally, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which Alloy, Inc. adopted in 2002, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. See notes 6 and 7 to the consolidated financial statements for details of our goodwill and other intangible assets.
(6)	Alloy, Inc. acquired dELiA*s Corp. in September 2003, and the information included throughout the prospectus reflects only the five months of dELiA*s Corp.’s operations for fiscal 2003 unless otherwise stated. However, to make a comparison of net sales per store and sales per gross square foot meaningful, we have included dELiA*s’ retail store results on a pro forma twelve-month period ending January 31, 2004 in the calculation of these numbers.
(7)	Comparable store sales for the fiscal period ended January 31, 2005 reflect sales for the twelve months ended January 31, 2005 as compared to pro forma sales for the twelve months ended January 31, 2004. Prior to September 2003, Alloy, Inc. did not own or operate any retail stores.
(8)	The January 31, 2001 circulation of 31.3 million represents Alloy only, as CCS information is not available. CCS was acquired by Alloy, Inc. on July 19, 2001.
(9)	Alloy, Inc. acquired dELiA*s Corp. in September 2003, and the information included throughout the prospectus reflects only the five months of dELiA*s Corp.’s operations for fiscal 2003 unless otherwise stated. However, to make a comparison of net sales per store and sales per gross square foot meaningful, we have included dELiA*s’ retail store results on a pro forma twelve-month period ended April 30, 2004 in the calculation of these metrics.
(10)	Represents net sales per store and sales per gross square foot for the twelve-month period ended April 30, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. Descriptions of all documents incorporated included as exhibits hereto are qualified in their entirety by reference to the full text of such documents so referenced. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those set forth in “Risk Factors That May Affect Future Results,” “You Should Not Rely On Forward-Looking Statements Because They Are Inherently Uncertain” and elsewhere in this prospectus.

In the discussion below and elsewhere in this prospectus, when we refer to “Alloy, Inc.” we are referring to Alloy, Inc., our current parent corporation, and when we refer to “Alloy” we are referring to the Alloy-branded direct marketing and merchandising business that we operate. Similarly, when we refer to “dELiA*s” we are referring to the dELiA*s-branded catalog, merchandising and retail stores that we operate, when we refer to “dELiA*s Corp.” we are referring to dELiA*s Corp., the company Alloy, Inc. acquired in 2003 and which has since been renamed dELiA*s Assets Corp., and when we refer to “dELiA*s, Inc.,” “we,” “us,” or “our,” we are referring to dELiA*s, Inc., its subsidiaries and its predecessors, including Alloy Merchandising Group, LLC, the company that, together with its subsidiaries, historically operated our business and that converted to a corporation named dELiA*s, Inc. on August 5, 2005.

Executive Summary and Outlook

On May 31, 2005, Alloy, Inc. announced its intention to separate its retail store and direct marketing operations into a new publicly-traded company. We were converted to a Delaware corporation on August 5, 2005 to effect that separation, and currently are an indirect, wholly-owned subsidiary of Alloy, Inc. Prior to our conversion, we operated as Alloy Merchandising Group, LLC, a Delaware limited liability company. After the completion of the Spinoff, Alloy, Inc. will not own any of our outstanding shares of common stock. In addition, we will enter into various agreements with Alloy, Inc. prior to the Spinoff. These agreements will govern various interim and ongoing relationships between Alloy, Inc. and us following the completion of the Spinoff. See “Relationship Between Alloy, Inc. and us after the Spinoff,” and “Certain Relationships and Related Party Transactions.”

We are a direct marketing and retail company comprised of three lifestyle brands primarily targeting the approximately 33 million consumers in the United States between the ages of 12 and 19. Our three well-established, differentiated lifestyle brands—dELiA*s, Alloy and CCS—generate revenue by selling predominantly to teenage consumers through of direct mail catalogs, websites and, for dELiA*s, mall-based specialty retail stores. Through our catalogs and the e-commerce webpages, we sell many name brand products along with our own proprietary brand products in key teenage spending categories directly to consumers in the teen market, including apparel, action sports equipment and accessories. Our mall-based specialty retail stores derive revenue primarily from the sale of apparel and accessories to teenage girls.

During the first half of fiscal 2004, we ceased catalog circulation in two of our non-core catalog businesses. During the first half of fiscal 2005, we sold the assets of another non-core business. We believe these actions will allow us to focus our attention and resources on our core dELiA*s, Alloy and CCS brands. We took these actions as part of a comprehensive business and creative strategy designed to increase our profitability.

Our strategy going forward will be to attempt to maintain our competitive position in our direct marketing business and to capitalize on the strengths of the dELiA*s, Alloy and CCS brand names and loyal customer bases through expansion and development of our retail specialty store segment and possible brand extensions. Although our industry is highly competitive and subject to changing macro-economic conditions, we believe our strategy and actions have positioned us to deliver profitable growth in the future.

Critical Accounting Policies and Estimates

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) discusses, among other things, our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and judgments, including those related to product returns, bad debts, inventories, investments, intangible assets and goodwill, income taxes, and contingencies and litigation. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

In December 2001, the SEC requested that all registrants list their three to five most “critical accounting policies” in the MD&A. The SEC indicated that a “critical accounting policy” is one that is both important to the portrayal of a company’s financial condition and results and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our significant accounting policies are more fully described in note 2 to our consolidated financial statements. We believe, however, the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Direct marketing revenues are recognized at the time of shipment to customers. These revenues are net of any promotional price discounts and an allowance for sales returns. The allowance for sales returns is estimated based upon our direct marketing return policy, historical experience and evaluation of current sales and returns trends. Direct marketing revenues also include shipping and handling fees billed to customers.

Retail store revenues are recognized at the point of sale, net of any promotional price discounts and an allowance for sales returns. The allowance for sales returns is estimated based upon our retail return policy, historical experience and evaluation of current sales and returns trends.

We recognize other revenues that consist primarily of advertising provided for third parties in our catalogs, on the e-commerce webpages, in our outbound packages, and in our retail stores, net of the costs and third-party commissions paid by Alloy, Inc. to generate such revenues. Alloy, Inc. arranges these advertising services on our behalf through a related party transaction (see note 14 to our financial statements). We believe that the terms and conditions of this relationship are similar to those that we could obtain in the marketplace. In connection with the Spinoff, we will be entering into a media services agreement with Alloy, Inc. We also recognize revenue from the sale of offline magazine subscriptions to our telephone direct marketing customers at the time of purchase. The revenue from third-party advertising and offline magazine subscription sales was approximately $864,000, $950,000 and $1.3 million for the fiscal years ended January 31, 2003, 2004 and 2005, respectively, and $239,000 and $235,000 for the fiscal quarters ended April 30, 2004 and 2005, respectively (see note 14 to our financial statements).

Catalog Costs

Catalog costs consist of catalog production and mailing costs. Catalog costs are capitalized and expensed over the expected future revenue stream, which is customarily two to four months from the date the catalogs are mailed.

An estimate of the future sales dollars to be generated from each individual catalog mailing serves as the foundation for our catalog costs policy. The estimate of future sales is calculated for each mailing using historical trends for catalogs mailed in similar prior periods as well as the overall current sales trend for each individual direct marketing brand. This estimate is compared with the actual sales generated-to-date for the catalog mailing to determine the percentage of total catalog costs to be capitalized as prepaid expenses on our consolidated balance sheets.

Catalog costs expensed for the fiscal years ended January 31, 2003, 2004 and 2005 were approximately $24.1 million, $30.0 million and $27.2 million, respectively, and $5.5 million and $6.3 million for the three months ended April 30, 2004 and 2005, respectively, and are included within selling, general and administrative expenses in the accompanying consolidated statements of operations.

Inventories

Inventories, which consist of finished goods, are stated at the lower of cost (first-in, first-out method) or market value. Inventories may include items that have been written down to our best estimate of their net realizable value. Our decision to write-down and establish valuation allowances against our merchandise inventories are based on our current rates of sale, the age of the inventory and other factors. Actual final sales prices to customers may be higher or lower than our estimated sales prices and could result in a fluctuation in gross profit.

Goodwill and Other Indefinite-Lived Intangible Assets

We have adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill that previously was amortized to earnings is no longer amortized, but is periodically tested for impairment.

In the fiscal year ended January 31, 2004, we recorded a charge of $50.6 million for the impairment of goodwill (see note 6 to our financial statements).

In the fiscal years ended January 31, 2004 and January 31, 2005, we recorded charges of $790,000 and $181,000, respectively, for the impairment of indefinite-lived intangible assets (see note 7 to our financial statements).

Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge.

To assist in the process of determining goodwill impairment, we obtain appraisals from an independent valuation firm. In addition to the use of an independent valuation firm, we perform internal valuation analyses and consider other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows and market comparisons. These approaches use significant estimates and assumptions including projected future cash flows (including timing), discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

Considerable management judgment is necessary to estimate the fair value of our reporting units which may be impacted by future actions taken by us or our competitors and the economic environment in which we operate. These estimates affect the balance of goodwill as well as intangible assets on our consolidated balance sheets and operating expenses on our consolidated statements of operations.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), which Alloy, Inc. adopted in 2002, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Results of Operations and Financial Condition

Seasonality

Our historical revenues and operating results have varied significantly from quarter to quarter due to seasonal fluctuations in consumer purchasing patterns. Sales of apparel, accessories, footwear and action sports equipment through our e-commerce webpages, catalogs and retail stores have generally been higher in our third and fourth fiscal quarters, which contain the key back-to-school and holiday selling seasons, than in our first and second fiscal quarters. During the third and the beginning of our fourth fiscal quarters, our non-cash working capital requirements increase and have typically been funded by our cash balances, transfers from Alloy, Inc. and borrowings under our existing credit facility.

Consolidated Results of Operations

The following table sets forth our statement of operations data for the periods indicated, reflected as a percentage of revenues:

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2003	2004	2005	2004	2005
STATEMENTS OF OPERATIONS DATA:
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	57.6	60.6	63.9	66.3	63.4
Gross profit	42.4	39.4	36.1	33.7	36.6
Operating expenses:
Selling, general and administrative expenses	44.2	47.3	41.2	49.5	42.9
Impairment of goodwill	—	30.4	—	—	—
Impairment of other indefinite-lived intangible assets	—	0.5	0.1	—	—
Impairment of long-lived assets	—	0.1	—	—	—
Restructuring charges	1.8	0.4	—	—	—
Total operating expenses	46.0	78.7	41.3	49.5	42.9
Loss from continuing operations before interest income (expense) and income taxes	(3.6)	(39.3)	(5.2)	(15.8)	(6.3)
Interest income (expense), net	—	(0.3)	(0.3)	(0.3)	(0.3)
Loss from continuing operations before income taxes	(3.6)	(39.6)	(5.5)	(16.1)	(6.6)
(Benefit) provision for income taxes	(1.6)	1.5	—	—	—

Loss from continuing operations	(2.0)	(41.1)	(5.5)	(16.1)	(6.6)
Income (loss) from discontinued business, net of taxes	1.7	(3.7)	0.8	(0.4)	(25.2)

Net loss	(0.3)%	(44.8)%	(4.7)%	(16.5)%	(31.8)%

Fiscal 2004 Compared with Fiscal 2003

Revenues

Total Revenues. Total revenues increased 19.8% to $199.4 million for fiscal 2004 from $166.5 million for fiscal 2003.

Direct Marketing Revenues. Direct marketing revenues decreased 0.8% to $135.3 million in fiscal 2004 from $136.4 million in fiscal 2003. The change in direct marketing revenues for fiscal 2004 versus fiscal 2003 was primarily due to the strategic decision to reduce the circulation of two non-core direct marketing brands in fiscal 2004 by 91.6% from their combined fiscal 2003 level of 8.7 million catalogs, which resulted in a $13.4 million decrease in revenues. This was partially offset by a $12.4 million increase in revenues as fiscal 2004 included the twelve months of dELiA*s catalog sales (versus five months in fiscal 2003). Overall, productivity of dELiA*s, Alloy and CCS, as measured by demand generated per book, increased 12.1% over fiscal 2003. This is largely the result of our strategy of circulation rationalization in which we seek to mail catalogs primarily to those customers and potential customers from whom we expect the highest response and to limit mailings to other prospects.

Retail Store Revenues. Retail store revenues totaled $64.1 million for fiscal 2004 compared with $30.1 million for fiscal 2003. Our retail stores were acquired in September 2003 in connection with the dELiA*s Corp. acquisition; therefore, our total retail store revenues for fiscal 2003 reflects approximately five months of retail store operations, while our total retail store revenues for fiscal 2004 reflects a full 12 months of operations. Retail store revenues were generated from the 62 dELiA*s retail stores that were open for all or some portion of fiscal 2004. During fiscal 2004 we closed six underperforming retail stores and decided not to renew the lease on one additional retail store. As of January 31, 2005, we operated 55 dELiA*s retail stores. Comparable retail store sales increased by 1.4% in fiscal 2004.

Cost of Goods Sold

Total Cost of Goods Sold. Cost of goods sold consists of the cost of merchandise sold to customers, inbound freight costs, shipping costs, buying and merchandising costs and store occupancy costs. Our cost of goods sold increased 26.3% in fiscal 2004 to $127.4 million from $100.9 million in fiscal 2003. The increase in cost of goods sold was primarily due to the dELiA* Corp.’s operations (acquired in September 2003), which were included in our financial results for a full 12 months in fiscal 2004, versus only five months in fiscal 2003.

Direct Marketing Cost of Goods Sold. Direct marketing cost of goods sold increased 0.4% to $77.7 million in fiscal 2004 from $77.4 million in fiscal 2003. The change in direct marketing cost of goods sold for fiscal 2004 versus fiscal 2003 was primarily due to the strategic decision to reduce the circulation of two non-core direct marketing brands in fiscal 2004 by 91.6% from their combined fiscal 2003 level of 8.7 million catalogs, which resulted in a $8.4 million decrease in cost of goods sold. This was offset by a $8.7 million increase in cost of goods sold primarily due to the inclusion in fiscal 2004 of 12 months of dELiA*s Corp. catalog sales (versus five months in fiscal 2003).

Retail Store Cost of Goods Sold. Retail store cost of goods sold totaled $49.7 million for fiscal 2004 compared with $23.5 million for fiscal 2003. Retail store cost of goods sold primarily resulted from the 62 dELiA*s retail stores that were open for all or some portion of fiscal 2004. Our retail stores were acquired in September 2003 in connection with the dELiA*s Corp. acquisition; therefore, our total retail store cost of goods sold for fiscal 2003 resulted from approximately five months of retail store operations, while our total retail store cost of goods sold for fiscal 2004 resulted from a full 12 months of operations.

Gross profit as a percentage of total revenues decreased to 36.1% in fiscal 2004 from 39.4% in fiscal 2003. This decrease was primarily due to the lower gross margin profile of our retail store revenues versus our direct marketing revenues, combined with the effect of a full year of retail store revenues in fiscal 2004, thus comprising a larger portion of our total revenues than in fiscal 2003. Fiscal 2004 was also impacted by a greater reliance on promotional pricing in both the first and fourth quarters.

Total Operating Expenses

Total Selling, General and Administrative. Selling, general and administrative expenses consist primarily of catalog production costs; fulfillment and distribution costs; store personnel wages and benefits; other store expenses, including supplies, maintenance and visual programs; administrative staff and infrastructure expenses; and depreciation and facility expenses. Credit card fees, insurance and other miscellaneous operating costs are also included in selling, general and administrative expenses. These expenses increased 4.3% to $82.1 million in fiscal 2004 from $78.7 million in fiscal 2003. The increase was primarily due to a $14.3 million increase in retail store operating expenses due to the inclusion of a full year of dELiA*s Corp.’s operations (acquired in September 2003), partially offset by a decrease in catalog costs of $2.8 million and a decrease in fulfillment costs of $7.5 million.

Direct Marketing Selling, General and Administrative. Direct marketing selling, general and administrative expenses decreased 15.8% to $58.0 million in fiscal 2004 from $68.9 million in fiscal 2003. The change in direct marketing selling, general and administrative expenses for fiscal 2004 compared with fiscal 2003 was primarily due to a decrease in catalog costs of $2.8 million and a decrease in fulfillment costs of $7.5 million.

Retail Store Selling, General and Administrative. Retail store selling, general and administrative expenses increased approximately 146% to $24.1 million in fiscal 2004 from $9.8 million in fiscal 2003. The change in retail store selling, general and administrative expenses for fiscal 2004 compared with fiscal 2003 was primarily due to an increase in retail store operating expenses due to the inclusion of a full year of dELiA*s Corp.’s operations (acquired in September 2003).

As a percentage of total revenues, our total selling, general and administrative expenses decreased to 41.2% in fiscal 2004 from 47.3% in fiscal 2003. A significant driver in this decrease was the reduction in fulfillment expenses in our direct marketing segment, which decreased 29.7% to $17.9 million in fiscal 2004 from $25.4 million in fiscal 2003 primarily due to the efficiencies that resulted from transferring all of the fulfillment operations for our Alloy and CCS businesses to our in-house fulfillment operations acquired in the dELiA*s Corp. acquisition. In addition, catalog productivity improved as evidenced by a 9.3% decrease in catalog costs to $27.2 million in fiscal 2004 from $30.0 million in fiscal 2003 combined with essentially flat direct marketing revenues.

Goodwill and Other Indefinite-Lived Intangible Asset Impairment. All charges in both fiscal 2004 and fiscal 2003 related to the impairment of goodwill and other indefinite-lived intangible assets occurred in our direct marketing segment.

During the fourth quarter of fiscal 2004, impairment charges for trademarks of approximately $181,000 were recognized in the direct marketing segment. Estimates of trademark fair values were determined using the income approach.

Due to a decline in catalog response rates, operating profit and cash flows were lower than expected during fiscal 2003. Based on that trend, the cash flow projections could not support the goodwill within the direct marketing reporting segment. During the fourth quarter of fiscal 2003, a goodwill impairment charge of $50.6 million was recognized since the carrying amount of goodwill exceeded the implied fair value of the goodwill. During the fourth quarter of fiscal 2003, we recorded an impairment charge of $198,000 in our direct marketing segment related to a non-competition agreement and website development costs. An additional $790,000 impairment charge was recognized in our direct marketing segment due to the discontinued use of certain trademarks.

Loss from Continuing Operations

Total Loss from Continuing Operations. Our loss from continuing operations before interest income (expense) and income taxes was $10.3 million for fiscal 2004 as compared with $65.5 million for fiscal 2003.

The decrease in operating loss is primarily due to the goodwill impairment charges incurred in fiscal 2003 which did not occur in fiscal 2004 as well as an improvement in the results of our direct marketing operations.

Loss from Direct Marketing Operations. Our loss from direct marketing operations was approximately $550,000 in fiscal 2004 while our loss from direct marketing operations was $62.3 million in fiscal 2003. The decrease in direct marketing operating loss was primarily due to the impairment of goodwill of $50.6 million and the impairment of intangible assets of $1.0 million, which was recorded in fiscal 2003 and did not occur in fiscal 2004, as well as the efficiencies and productivity improvements noted above.

Loss from Retail Store Operations. Our loss from retail store operations was $9.8 million in fiscal 2004 while our loss from retail store operations was $3.2 million in fiscal 2003. Our fiscal 2004 loss from retail store operations reflected a full 12 months of activity, while our fiscal 2003 loss reflected approximately five months of retail store operations during our strongest selling season due to the acquisition of dELiA*s Corp. in September 2003.

Interest Income (Expense), Net

We incurred interest expense of $623,000 in fiscal 2004 and $412,000 in fiscal 2003, primarily related to borrowings under our credit facility with Wells Fargo.

Income Tax Benefit (Expense)

In fiscal 2004, as a result of our loss from continuing operations, we recorded a minimal income tax provision of $15,000 to reflect certain state income taxes. No income tax benefit was recorded as our valuation allowance increased accordingly as a result of the uncertainty associated with the realization of our net deferred tax assets at January 31, 2005.

Income (Loss) from Discontinued Operations

Income (Loss) from Discontinued Operations. Our income from discontinued operations was $1.6 million for fiscal 2004 as compared with a loss from discontinued operations of $6.2 million for fiscal 2003.

On June 1, 2005, we completed the sale of substantially all of the assets and liabilities of DCR. The total anticipated loss on the disposition of the related net assets, which was accounted for in our first quarter of fiscal 2005, was approximately $11.5 million, of which $11.3 million related to the write-down of goodwill. In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” the results of operations of DCR have been classified as discontinued operations. The discontinued DCR operations generated revenue of $20.2 million and $21.4 million and net income (loss) of approximately $1.6 million and ($6.2 million) for fiscal years 2004 and 2003, respectively.

Fiscal 2003 Compared with Fiscal 2002

Revenues

Total Revenues. Total revenues increased 14.8% to $166.5 million for fiscal 2003 from $145.1 million for fiscal 2002.

Direct Marketing Revenues. Direct marketing revenues decreased 6.0% to $136.4 million from $145.1 million in fiscal 2002. Non-dELiA*s revenue decreased $38.3 million due to the combination of a tactical 12.1% decline in catalog circulation from 60.1 million catalogs in fiscal 2002 to 52.8 million catalogs in fiscal 2003 (excluding dELiA*s) and a 12.8% decline in catalog productivity as measured by demand generated per book (excluding dELiA*s).

Alloy, Inc. acquired dELiA*s Corp. in September 2003 primarily to improve catalog circulation productivity by overlaying similar name databases, to add a strong teen-focused brand and to capitalize on cost-saving opportunities in combining the call center and fulfillment operations of our businesses. dELiA*s’ direct marketing revenues from the date of the acquisition through the end of fiscal 2003 totaled $29.6 million, including $0.2 million of advertising revenue, which partially offset the decreased sales in our other brands.

Retail Store Revenues. Retail store revenues totaled $30.1 million for fiscal 2003, compared with none for fiscal 2002. The retail store revenues were generated from the 63 dELiA*s retail stores that were open at some point during the final five months of fiscal 2003. We operated no retail stores prior to Alloy, Inc.’s acquisition of dELiA*s Corp. in September 2003. As part of our acquisition strategy, we made a strategic decision to close certain underperforming dELiA*s retail stores. One store was closed in the fourth quarter of fiscal 2003.

Cost of Goods Sold

Total Cost of Goods Sold. Cost of goods sold consists of the cost of merchandise sold to customers, inbound freight costs, shipping costs, buying and merchandising costs and store occupancy costs. Our cost of goods sold increased 20.8% in fiscal 2003 to $100.9 million from $83.5 million in fiscal 2002. The increase in cost of goods sold was primarily due to $37.7 million related to dELiA*s Corp.’s operations (acquired in September 2003), which were included as part of our operations for the last five months in fiscal 2003. This increase was partially offset by a $20.3 million decrease in cost of goods sold related to the revenue decline in our direct marketing brands (excluding dELiA*s).

Direct Marketing Cost of Goods Sold. Direct marketing cost of goods sold decreased 7.3% to $77.4 million from $83.5 million in fiscal 2002. Cost of goods sold decreased $20.3 million due to a decline in catalog circulation and a decline in catalog productivity as measured by demand generated per catalog (excluding dELiA*s), partially offset by $14.2 million of cost of goods sold related to dELiA*s Corp.’s operations (acquired in September 2003).

Retail Store Cost of Goods Sold. Retail store cost of goods sold totaled $23.5 million for fiscal 2003, compared with none for fiscal 2002. The retail store cost of goods sold resulted from revenues generated from the 63 dELiA*s retail stores that were open at some point during the final five months of fiscal 2003. We did not operate any retail stores prior to Alloy, Inc.’s acquisition of dELiA*s Corp. in September 2003.

Our gross profit as a percentage of total revenues decreased to 39.4% in fiscal 2003 from 42.4% in fiscal 2002. This decrease was primarily due to the lower gross margin profile of our retail store revenues, which were included in our total revenues for the last five months of fiscal 2003 versus none in fiscal 2002.

Total Operating Expenses

Total Selling, General and Administrative. Selling, general and administrative expenses consist primarily of catalog production costs; fulfillment and distribution costs; store personnel wages and benefits; other store expenses, including supplies, maintenance and visual programs; administrative staff and infrastructure expenses; and depreciation and facility expenses. Credit card fees, insurance and other miscellaneous operating costs are also included in selling, general and administrative expenses. These expenses increased 22.7% to $78.7 million for fiscal 2003 from $64.2 million for fiscal 2002 primarily due to the inclusion of dELiA*s Corp. retail store and other operating expenses for the last five months of fiscal 2003.

Direct Marketing Selling, General and Administrative. Direct marketing selling, general and administrative expenses increased 7.4% to $68.9 million in fiscal 2003 from $64.2 million in fiscal 2002. The change in direct marketing selling, general and administrative expenses for fiscal 2003 versus fiscal 2002 was primarily due to the inclusion of dELiA*s Corp. operations for the last five months of fiscal 2003.

Retail Store Selling, General and Administrative. Retail store selling, general and administrative expenses were $9.8 million in fiscal 2003. The retail store selling, general and administrative expenses resulted from the 63 dELiA*s retail stores that were open at some point during the final five months of fiscal 2003. We did not operate any retail stores prior to Alloy, Inc.’s acquisition of dELiA*s Corp. in September 2003.

As a percentage of total revenues, our total selling, general and administrative expenses increased to 47.3% for fiscal 2003 from 44.2% for fiscal 2002 due primarily to a 24.5% increase in catalog costs, from $24.1 million in fiscal 2002 to $30.0 million in fiscal 2003, while direct marketing segment revenues decreased 6.0% (including dELiA*s for the last five months of fiscal 2003).

Goodwill and Other Indefinite-Lived Intangible Asset Impairment. All charges in fiscal 2003 related to the impairment of goodwill and other indefinite-lived intangible assets occurred in our direct marketing segment.

Due to the decline in catalog response rates, fiscal 2003 operating profit and cash flows were lower than expected. Based on that trend, the cash flow projections could not support the goodwill within the direct marketing reporting segment. During the fourth quarter of fiscal 2003, a goodwill impairment charge of $50.6 million was recognized since the carrying amount of goodwill exceeded the implied fair value of the goodwill. During the fourth quarter of fiscal 2003, we recorded an impairment charge of $198,000 in our direct marketing segment related to a non-competition agreement and website development costs. An additional $790,000 impairment charge was recognized in our direct marketing segment due to the discontinued use of certain trademarks.

Restructuring Charges. All restructuring charges in both fiscal 2003 and fiscal 2002 occurred in our direct marketing segment.

During the first quarter of fiscal 2003, we made the strategic decision to outsource substantially all of the fulfillment activities for our Girlfriends LA business to NewRoads, Inc., a third-party service provider (“NewRoads”). We determined that we would not be able to sublease our existing fulfillment facilities due to real estate market conditions. In accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“Statement No. 146”) and SFAS No. 144, we recognized a charge of approximately $380,000 in the first quarter of fiscal 2003 in our direct marketing segment, representing the future contractual lease payments, severance and personnel costs, and the write-off of related leasehold improvements.

During the third quarter of fiscal 2003, we made the strategic decision to transfer substantially all of the call center and fulfillment activities for our Alloy and CCS businesses from NewRoads to the dELiA*s Corp. distribution center in Hanover, Pennsylvania and call center in Westerville, Ohio. As a result, we were required to pay NewRoads an exit fee. We recognized a charge of approximately $351,000 in the third quarter of fiscal 2003 in our direct marketing segment, representing the contractual exit payment.

During the fourth quarter of fiscal 2002, we wrote off an abandoned facility lease and equipment no longer required in our direct marketing segment as it was determined that we could not exit the lease or sublease the space. As a result, we took a fourth quarter fiscal 2002 charge of $2.6 million.

Loss from Continuing Operations

Total Loss from Continuing Operations. Our loss from continuing operations before interest income (expense) and income taxes was $65.5 million for fiscal 2003 while our loss from continuing operations before interest expense was $5.2 million for fiscal 2002. The increase in operating loss was primarily due to the goodwill impairment charge recognized in the direct marketing segment, as well as reduced catalog productivity and the loss from dELiA*s’ retail operations which impacted the fiscal 2003 results for five months following the acquisition of dELiA*s Corp. in September 2003.

Loss from Direct Marketing Operations. Our loss from direct marketing operations was $62.3 million for fiscal 2003 while our loss from direct marketing operations was $5.2 million for fiscal 2002. The increase in operating loss was primarily a result of goodwill impairment and lower productivity from the catalogs we circulated.

Loss from Retail Store Operations. Our loss from retail store operations was $3.2 million in fiscal 2003. The loss was generated from the dELiA*s retail stores acquired in September 2003.

Interest Income (Expense), Net

We incurred interest expense of $412,000 in fiscal 2003, primarily related to borrowings under our credit facility with Wells Fargo. We did not borrow any external funds in fiscal 2002, and thus had no interest expense in that year.

Income Tax Benefit (Expense)

In fiscal 2003, we recorded an income tax provision of $2.5 million to reflect an increase in our valuation allowance related to our net deferred tax assets. The valuation allowance was increased as a result of the uncertainty associated with the realization of such net assets at January 31, 2004, after taking into account the September 2003 acquisition of the dELiA*s retail stores and their impact on our operating results.

Income (Loss) from Discontinued Operations

Income (Loss) from Discontinued Operations. Our loss from discontinued operations was $6.2 million for fiscal 2003 as compared with income from discontinued operations of $2.4 million for fiscal 2002.

On June 1, 2005, we completed the sale of substantially all of the assets and liabilities of DCR. The total anticipated loss on the disposition of the related net assets, which was accounted for in our first quarter of fiscal 2005, was approximately $11.5 million. In accordance with SFAS No. 144, the results of operations of DCR have been classified as discontinued operations. The discontinued DCR operations generated revenue of $21.4 million and $23.4 million and net (loss) income of approximately ($6.2 million) and $2.4 million for fiscal years 2003 and 2002, respectively.

Three Months Ended April 30, 2005 Compared with Three Months Ended April 30, 2004

Revenues

Total Revenues. Total revenues increased 10.2% to $44.7 million in the three months ended April 30, 2005 from $40.5 million in the three months ended April 30, 2004.

Direct Marketing Revenues. Direct marketing revenues increased 16.0% from $26.9 million in the three months ended April 30, 2004 to $31.2 million in the three months ended April 30, 2005. The increase in direct marketing revenues for the first quarter of fiscal 2005 versus the first quarter of fiscal 2004 resulted primarily from a 21.4% increase in demand generated per book and a 3.2% increase in catalog circulation.

Retail Store Revenues. Retail store revenues decreased 1.2% to $13.5 million for the three months ended April 30, 2005 from $13.6 million for the three months ended April 30, 2004. The decrease in retail store revenues was primarily due to store closures. At April 30, 2004, we owned and operated 59 retail stores; at April 30, 2005, we owned and operated 55 retail stores. Comparable retail store sales increased for the first three months of fiscal 2005 by 6.8% as compared to a 3.0% decline for the first three months of fiscal 2004.

Cost of Goods Sold

Total Cost of Goods Sold. Cost of goods sold consists of the cost of merchandise sold to customers, inbound freight costs, shipping costs, buying and merchandising costs and store occupancy costs. Our cost of goods sold increased 5.4% from $26.9 million in the three months ended April 30, 2004 to $28.3 million in the three months ended April 30, 2005. The increase in cost of goods sold was primarily due to the increase in cost of goods sold to support our increased direct marketing revenue during the first quarter of fiscal 2005 as compared with the first quarter of fiscal 2004.

Direct Marketing Cost of Goods Sold. Direct marketing cost of goods sold increased 15.1% from $15.7 million in the three months ended April 30, 2004 to $18.0 million in the three months ended April 30, 2005. The increase in direct marketing cost of goods sold for the first quarter of fiscal 2005 versus the first quarter of fiscal 2004 resulted primarily from a 16.0% increase in direct marketing revenues which was driven by an increase in catalog productivity (as measured by demand generated per book) and an increase in catalog circulation.

Retail Store Cost of Goods Sold. Retail store cost of goods sold decreased 8.1% to $10.3 million for the three months ended April 30, 2005 from $11.2 million for the three months ended April 30, 2004. The decrease in retail store cost of goods sold was primarily due to improved gross margins, largely due to an opening inventory that was more current than in the prior year, which allowed us to increase sales without heavy reliance on promotional pricing. In addition, during fiscal 2004 we closed six underperforming retail stores and decided not to renew the lease on one additional retail store. At April 30, 2004, we owned and operated 59 retail stores; at April 30, 2005, we owned and operated 55 retail stores.

Our gross profit as a percentage of total revenues increased from 33.7% in the three months ended April 30, 2004 to 36.6% in the three months ended April 30, 2005. This increase was primarily due to an improved gross margin profile for our retail store revenues, as our retail inventory was comprised of more seasonally current inventory at the beginning of fiscal 2005, which allowed us to reduce our reliance on promotional pricing to promote sales.

Total Operating Expenses

Total Selling, General and Administrative. Selling, general and administrative expenses consist primarily of catalog production costs; fulfillment and distribution costs; store personnel wages and benefits; other store expenses, including supplies, maintenance and visual programs; administrative staff and infrastructure expenses; and depreciation and facility expenses. Credit card fees, insurance and other miscellaneous operating costs are also included in selling, general and administrative expenses. These expenses decreased 4.4% from $20.0 million in the three months ended April 30, 2004 to $19.2 million in the three months ended April 30, 2005, as the costs of increased catalog circulation were more than offset by cost reductions due to the elimination of catalog circulation in two poorly performing non-core brands and operating efficiencies realized in direct marketing fulfillment operations.

Direct Marketing Selling, General and Administrative. Direct marketing selling, general and administrative expenses decreased 6.2% from $14.6 million in the three months ended April 30, 2004 to $13.7 million in the three months ended April 30, 2005. The decline in direct marketing selling, general and administrative expenses was primarily due to the elimination of catalog circulation in two poorly performing non-core brands, resulting in a savings of approximately $700,000, a decrease in fulfillment costs of approximately $900,000, primarily as a result of the consolidation of Alloy and CCS into dELiA*s’ fulfillment operations in fiscal 2004, and a reduction in overhead costs of approximately $300,000. This was partially offset by an approximate $1.1 million increase in costs for catalogs and postage resulting from the increase in catalog circulation in our three core brands in the first quarter of fiscal 2005.

Retail Store Selling, General and Administrative. Retail store selling, general and administrative expenses were $5.5 million in the three months ended April 30, 2005, up slightly from $5.4 million in the three months ended April 30, 2004, as cost reductions associated with closing underperforming stores largely offset increases due to overhead growth required to build our retail management team.

As a percentage of total revenues, our total selling, general and administrative expenses decreased from 49.5% in the first quarter of fiscal 2004 to 42.9% in the first quarter of fiscal 2005 as our operating cost efficiency initiatives took effect and our catalog productivity improved.

Income (Loss) from Continuing Operations

Total Loss from Continuing Operations. Our loss from continuing operations before interest income (expense) and income taxes was $2.8 million and $6.4 million in the first quarter of fiscal 2005 and 2004, respectively. The decrease in operating loss is primarily due to improved catalog productivity in our direct marketing operations.

Direct Marketing Loss from Operations. Our loss from direct marketing operations was approximately $500,000 in the first quarter of fiscal 2005 while our loss from direct marketing operations was $3.4 million in the first quarter of fiscal 2004. The decreased loss was primarily a result of consolidating our direct marketing operations while tactically increasing core brand catalog circulation, along with improved results from operations.

Retail Store Loss from Operations. Our loss from retail store operations was $2.3 million in the first quarter of fiscal 2005 while our loss from retail store operations was $3.0 million in the first quarter of fiscal 2004. The decrease in retail store loss from operations was primarily due to a sales increase of 6.8% on a comparative store basis as well as improved gross margins, largely due to an opening inventory that was more current than in the prior year, which allowed us to promote sales without heavy reliance on promotional pricing. In addition, consistent with our strategy to make better use of our resources, we have closed six underperforming stores since the beginning of fiscal 2004, and made the decision not to renew the lease of one additional retail store.

Interest Income (Expense), Net

We incurred interest expense of $115,000 and $129,000 in the first quarters of fiscal 2005 and fiscal 2004, respectively, primarily related to borrowings under our credit facility with Wells Fargo and the mortgage note for our Hanover, Pennsylvania facility.

Income Tax Benefit (Expense)

Our income tax provision reflects our anticipated annual effective tax rate for our continuing operations. No income tax benefit was recorded as our valuation allowance increased as a result of the uncertainty associated with the realization of the net deferred tax assets.

Loss from Discontinued Operations

Loss from Discontinued Operations. Our loss from discontinued operations was $11.2 million for the first quarter of fiscal 2005 as compared with a loss from discontinued operations of $171,000 for the first quarter of fiscal 2004.

On June 1, 2005, we completed the sale of substantially all of the assets and liabilities of DCR. The total anticipated loss on the disposition of the related net assets, which was accounted for in our first fiscal quarter of 2005, was approximately $11.5 million. In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” the results of operations of DCR have been classified as discontinued operations. The discontinued DCR operations generated revenue of $4.2 million and a net loss of approximately $11.2 million (including the loss on the disposition of the related net assets of $11.5 million) in the first quarter of fiscal 2005. The discontinued operations generated revenue of $4.0 million and a net loss of approximately $171,000 in the first quarter of fiscal 2004.

Liquidity and Capital Resources

Our liquidity position as of April 30, 2005 consisted of $4.5 million of unrestricted cash and cash equivalents. Our principal commitments consisted of accounts payable, letters of credit outstanding under the Loan Agreement, accrued expenses, a mortgage note payable, obligations under operating and capital leases, purchase obligations primarily related to inventory commitments and future severance-related payments.

The significant components of our working capital are inventory and liquid assets such as cash and credit card receivables, offset by short-term debt, accounts payable and accrued expenses. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day or within several days of the related sale, while we typically have extended payment terms with our non-factored vendors.

Our primary capital requirements have been for inventory and ongoing infrastructure improvements such as technology enhancements and distribution capabilities. Historically, our main sources of liquidity have been cash flows from operations, net transfers from Alloy, Inc. and borrowings under our credit facility. Going forward, our primary capital requirements will also include construction and fixture costs related to the opening of new retail stores and for maintenance and selective remodeling expenditures for existing stores, as well as incremental inventory required for the new stores. Future capital requirements will depend on many factors, including the pace of new store openings, the availability of suitable locations for new stores, the size of the specific stores we open and the nature of arrangements negotiated with landlords. In that regard, our net investment to open new stores is likely to vary significantly in the future.

We expect to spend approximately $11 million on capital expenditures during fiscal 2005 which we expect to be funded by a combination of cash flows from operations, net transfers from Alloy, Inc. and borrowings under our credit facility. A majority of the expenditures will relate to leasehold improvements and furniture and fixtures for the new stores we plan to open in fiscal 2005, as well as the commencement of spending on a small number of early fiscal 2006 new stores openings. The balance of our fiscal 2005 capital expenditures will relate to equipment, systems and improvements for our distribution center and support infrastructure.

At the time of Alloy, Inc.’s acquisition of dELiA*s Corp. in September 2003, dELiA*s Corp. had in place a credit agreement with Wells Fargo (the “Wells Fargo Credit Agreement”), dated September 24, 2001. On October 14, 2004, dELiA*s Corp. entered into an Amended Loan Agreement (the “Loan Agreement”) with Wells Fargo, as lead borrower for Alloy Merchandise, LLC; Skate Direct, LLC; dELiA*s Operating Company; and dELiA*s Retail Company (together with dELiA*s Corp., the “Borrowers”), all indirect, wholly-owned subsidiaries of us. The Loan Agreement amended and restated the Wells Fargo Credit Agreement, by, among other things, (i) adding Alloy Merchandise, LLC and Skate Direct, LLC, two of our additional subsidiaries, as borrowers under the Loan Agreement; (ii) amending certain of the financial covenants; and (iii) providing that the Borrowers may increase the credit limit under the Loan Agreement in two steps from an initial $20 million up to a maximum of $40 million, subject to the satisfaction of certain conditions. The Borrowers may request an increase to the credit limit by $10 million to $30 million by providing written notice to Wells Fargo of their request at any time on or before October 14, 2006, and, the Borrowers may request an increase to the credit limit by an additional $10 million to $40 million by providing written notice to Wells Fargo of their request at any time on or before October 14, 2006. Upon receipt of such notice(s) from the Borrowers, and so long as the Borrowers are not then in default and/or no event of default has theretofore occurred, Wells Fargo will increase the credit limit to $30 million, or $40 million, as applicable. Upon the implementation of any increase to the credit limit, the Borrowers are required to pay Wells Fargo an incremental origination fee in the amount of .25% of the amount of the increase.

The Loan Agreement consists of a revolving line of credit that currently permits the Borrowers to borrow up to $20 million. The credit line is secured by the assets of the Borrowers and borrowing availability fluctuates depending on the Borrowers’ levels of inventory and certain receivables. The Loan Agreement contains a financial performance covenant relating to a limitation on Borrowers’ capital expenditures. The Borrowers may incur capital expenditures of up to 120% of the amounts provided in their business plan for any year, and in addition may open up to 120% of the number of stores provided for in their business plan for any given year, and the costs incurred in connection with such store openings shall be in addition to the Capital Expenditures (as such term is defined in the Loan Agreement) provided for in such business plan. Permitted Capital Expenditures (as such term is defined in the Loan Agreement) for years two and three of the term of the Loan Agreement will be established in connection with the business plans for such year. At the Borrowers’ option, borrowings under the Loan Agreement bear interest at Wells Fargo Bank’s prime rate or at LIBOR plus 225 basis points. A fee of 0.250% per year is assessed monthly on the unused portion of the line of credit as defined in the Loan Agreement. The Loan Agreement matures in October 2007. As of January 31, 2005, January 31, 2004 and April 30, 2005, there were no outstanding balances under the Loan Agreement.

In a related agreement, Alloy, Inc. entered into a Make Whole Agreement with Wells Fargo, pursuant to which Alloy, Inc. agreed, among other things, to ensure that the “excess availability” of the Borrowers, which is defined as availability under the Loan Agreement less all then past due obligations of the Borrowers, including accounts payable which are beyond customary trade terms extended to the Borrowers and rent obligations of the Borrowers which are beyond applicable grace periods, is at all times greater than or equal to $2.5 million. If excess availability falls below the $2.5 million minimum, Alloy, Inc. is required to take such steps as it may determine to cause the excess availability to equal or exceed $2.5 million.

At January 31, 2005 and April 30, 2005, the unused available credit under the Loan Agreement was $5.2 million and $4.5 million, respectively, after giving consideration to the $2.5 million provided for in the Make Whole Agreement. Also as of January 31, 2005 and April 30, 2005, approximately $4.3 million and $4.4 million of letters of credit, respectively, were outstanding under the Loan Agreement.

Approximately 60% of our accounts payable is for merchandise, of which approximately 60% is factored. The credit extended by these factors is backstopped by standby letters of credit, which directly reduce the line of credit available to us under the Loan Agreement.

Prior to the distribution date, we expect to negotiate an amendment to the Loan Agreement to, among other things, eliminate the Make Whole Agreement and any obligations of Alloy, Inc. related to the Loan Agreement.

We expect cash flows from operations, borrowings under our Loan Agreement and proceeds from our rights offering will together be sufficient to meet our foreseeable cash requirements for at least twelve months following completion of the Spinoff. We anticipate that cash, cash equivalents and marketable securities (collectively, “liquid assets”) on our balance sheet immediately post-Spinoff (which includes for purposes of this definition the net proceeds of the private placement and the net proceeds of the rights offering, plus liquid assets transferred from Alloy, Inc. in connection with the Spinoff), plus our expected net cash flow thereafter, will result in approximately $30 million of liquid assets on our balance sheet as of January 31, 2006.

Net cash used in operating activities was $1.0 million in fiscal 2004. Net cash provided by operating activities was $2.7 million in fiscal 2003. Net cash provided by operating activities was $8.0 million in fiscal 2002.

The cash used in operating activities of $1.0 million in fiscal 2004 was due primarily to the increased operating loss associated with the operations of dELiA*s retail stores for the full 12 months of fiscal 2004. The $2.7 million provided by operating activities in fiscal 2003 was due primarily to the reduction in inventories over the five months between the acquisition of dELiA*s Corp. and the end of fiscal 2003 offset by payments of accounts payable and accrued expenses. The $8.0 million provided by operations in fiscal 2002 was primarily due to cash generated by our direct marketing segment operations and the impact of discontinued operations.

Net cash used in operating activities was $4.6 million in the first three months of fiscal 2005 compared with net cash used in operating activities of $2.5 million in the first three months of fiscal 2004. The cash usage in both periods was primarily due to payments in accounts payable and accrued expenses.

Cash used in investing activities was $3.1 million in fiscal 2004, which was primarily for capital expenditures. Cash provided by investing activities was $2.1 million in fiscal 2003 consisting of $3.2 million of cash obtained through Alloy, Inc.’s acquisition of dELiA*s Corp. offset by $1.3 million of capital expenditures. In fiscal 2002, approximately $400,000 was provided by investing activities largely due to the sale and disposal of capital assets. Cash used in investing activities was $1.2 million in the first three months of fiscal 2005 compared with approximately $900,000 in the first three months of fiscal 2004. Cash usage in both periods was for capital expenditures.

Net cash provided by financing activities was $9.7 million in fiscal 2004 arising primarily from net transfers from Alloy, Inc. of $8.9 million. Net cash used in financing activities was $4.5 million in fiscal 2003 primarily due to payments under the Wells Fargo Credit Agreement of $6.9 million and the impact of discontinued operations of $3.0 million, offset in part by net transfers from Alloy, Inc. of $5.7 million. Net cash used in financing activities was $8.2 million in fiscal 2002 primarily due to net transfers to Alloy, Inc. of $3.3 million and the impact of discontinued operations of $4.8 million. Net cash provided by financing activities was $3.8 million in the first three months of fiscal 2005 primarily due to net transfers from Alloy, Inc. of $2.9 million. Net cash provided by financing activities was $5.5 million in the first three months of fiscal 2004 primarily due to net transfers from Alloy, Inc. of $3.0 million and an increase of $3.1 million in borrowings under our Wells Fargo Credit Agreement.

If cash generated from our operations is insufficient to satisfy our cash needs, we may be required to raise additional capital. If we raise additional funds through the issuance of equity securities, our stockholders may experience significant dilution. Furthermore, additional financing may not be available when we need it or, if available, financing may not be on terms favorable to us or to our stockholders. If financing is not available when required or is not available on acceptable terms, we may be unable to expand our retail store operations as currently planned or execute on other aspects of our growth strategy. In addition, we may be unable to take advantage of business opportunities or respond to competitive pressures. Any of these events could have a material and adverse effect on our business, results of operations and financial condition.

Contractual Obligations

The following table presents our significant contractual obligations as of January 31, 2005 (in thousands):

Contractual Obligations	Total	Payments Due By Period			More than 5 Years
		Less than 1 Year	1-3 Years	3-5 Years
Mortgage Loan Agreement Principal(1)	$2,791	$160	$337	$2,294	$—
Interest on Mortgage Loan(1)	710	92	167	451	—
Operating Lease Obligations(2)	49,307	8,804	15,706	13,718	11,079
Purchase Obligations(3)	13,016	13,016	—	—	—
Future Severance-Related Payments(4)	2,241	210	420	1,611	—

Total	$68,065	$22,282	$16,630	$18,074	$11,079

(1)	Our mortgage loan agreement is related to the purchase of a distribution facility in Hanover, Pennsylvania.
(2)	Our operating lease obligations are primarily related to dELiA*s retail stores.
(3)	Our purchase obligations are primarily related to inventory commitments and service agreements.
(4)	Our future severance-related payments consist of a severance agreement and a non-competition agreement with a former employee of dELiA*s Corp.

We have long-term non-cancelable operating lease commitments for retail stores, office space, contact center facilities and equipment. We also have long-term non-cancelable capital lease commitments for equipment.

Off-Balance Sheet Arrangements

We enter into letters of credit issued under the Loan Agreement to facilitate the international purchase of merchandise.

dELiA*s Brand, LLC, one of our subsidiaries, entered into a license agreement in 2003 with JLP Daisy that grants JLP Daisy exclusive rights (except for our rights) to use the dELiA*s trademarks to advertise, promote and market the licensed products, and to sublicense to permitted sub-licensees the right to use the trademarks in connection with the manufacture, sale and distribution of the licensed products to approved wholesale customers. See note 15 to the consolidated financial statements for further discussion of this license agreement.

We do not maintain any other off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Guarantees

We have no significant financial guarantees.

Effect of New Accounting Standards

We have described the impact anticipated from the adoption of certain new accounting pronouncements effective in fiscal 2004 in note 2 to the consolidated financial statements.

Inflation

In general, our costs are affected by inflation and we may experience the effects of inflation in future periods. We believe, however, that such effects have not been material to us during the past.

Forward-Looking Statements

Statements in this prospectus expressing our expectations and beliefs regarding our future results or performance are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act that involve a number of substantial risks and uncertainties. When used in this prospectus, the words “anticipate,” “may,” “could,” “plan,” “believe,” “estimate,” “expect” and “intend” and similar expressions are intended to identify such forward-looking statements.

Such statements are based upon management’s current expectations and are subject to risks, assumptions and uncertainties that could cause actual results to differ materially from those set forth in or implied by the forward-looking statements. Actual results may differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the risks discussed in “Risk Factors That May Affect Future Results” starting on page 25 of this prospectus.

Although we believe the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made, and we cannot assure you that our future results, levels of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this report to conform these statements to actual results or to changes in our expectations, except as may be required by law.

OUR BUSINESS

Overview

We are a direct marketing and retail company comprised of three lifestyle brands primarily targeting the approximately 33 million consumers between the ages of 12 and 19, a demographic that is among the fastest growing in the United States. We generate revenue by selling predominantly to teenage consumers through direct mail catalogs, websites and mall-based specialty retail stores. We operate three brands—dELiA*s, Alloy and CCS—each of which are well-established, differentiated, lifestyle brands. dELiA*s is a lifestyle oriented multi-channel brand for teenage girls. Alloy is a prominent branded junior apparel catalog and e-commerce site for teenage girls. CCS is a premier catalog and e-commerce site for skateboarding and snowboarding equipment, apparel and footwear products targeting teenage boys.

Through our catalogs and the e-commerce webpages, we sell many products of well known name brands along with our own proprietary brand products in key teenage spending categories directly to the teen market, including apparel, action sports equipment, and accessories. Our mall-based dELiA*s specialty retail stores derive revenue primarily from the sale of proprietary and branded apparel and accessories to teenage girls.

As fashion trends change, our focus on a diverse collection of name brands and proprietary brands allows us to adjust our merchandising strategy quickly. In addition, we strive to keep our merchandise mix fresh by regularly introducing new brands and styles. Our proprietary brands provide us an opportunity to broaden our customer base by offering merchandise of comparable quality to brand name merchandise at a more affordable price point, while permitting improved gross profit margins. Proprietary brands also allow us to capitalize on emerging fashion trends when branded merchandise is not available in sufficient quantities, and to exercise a greater degree of control over the flow of our merchandise from our vendors to us and from us to our customers.

We have built comprehensive databases that together include information such as name, address and amounts and dates of purchases regarding approximately 14 million persons who have either purchased merchandise or requested catalogs from us as of May 31, 2005. Because information in our databases is collected separately by brand, there may be duplication of names contained in our databases. In addition to helping us target teenage consumers directly, our databases provide us with access to important demographic information that we believe should allow us to optimize the selection of potential mall-based specialty retail store locations. We believe the synergy among our catalogs, e-commerce webpages and retail stores will provide us with a competitive advantage in identifying new store sites and testing new business concepts.

We believe that our relationship with Alloy, Inc. will provide us with a competitive advantage in reaching teenage consumers. This relationship will enable us to have access to portions of Alloy, Inc.’s databases which contain customer and demographic information regarding teenage consumers beyond those identified in our databases. See “Certain Relationships and Related Party Transactions—Agreements with Alloy, Inc.” and “Relationship Between Alloy, Inc. and Us After the Spinoff.”

Business Strengths

We believe that our business strengths will enable us to continue to expand our catalog and retail store base and grow profitably. We believe our principal business strengths include:

•	Established and Differentiated Lifestyle Brands.

dELiA*s

dELiA*s develops, markets and sells primarily its own lifestyle brand, and to a lesser extent third party brands, in its retail stores as well as via catalogs and the internet. The dELiA*s brand is a distinctive collection of apparel, sleepwear, swimwear, roomware, footwear, outerwear and key accessories targeted primarily at trend-setting fashion-aware teenage girls. While dELiA*s markets to teenage girls, we focus its marketing efforts on potential customers who are juniors in high school, because we believe that these teenagers influence the buying activities of younger teens. In fiscal 2004, dELiA*s circulated approximately 22 million catalogs.

dELiA*s retail stores sell a distinctive collection of lifestyle oriented apparel and accessories for trend-setting fashion-aware teenage girls via mall-based specialty retail stores. The majority of dELiA*s’ merchandise is privately branded and sold under the dELiA*s label. As of July 31, 2005 we operated 55 dELiA*s mall-based specialty retail stores, including five outlet stores, in 22 states. These stores range in size from 2,500 to 5,100 square feet with an average size of approximately 3,700 square feet.

Alloy

Alloy markets and sells branded junior apparel (including extended sizes), accessories, swimwear, footwear and outerwear targeting teenage girls via catalogs and the internet. Alloy offers a wide selection of well-known, juniors-targeted name brands, such as Truck Jeans, Paris Blues, Mudd, Vans and Junkfood, as well as our own Alloy brand. In fiscal 2004, Alloy circulated approximately 30 million catalogs.

CCS

CCS markets and sells apparel, footwear, skateboard and snowboard products targeting teenage boys who either actively skate and board or aspire to the skate and snowboarder lifestyle via catalogs and the internet. Promoted as the “The World’s Largest Skateboard Shop,” CCS sells a wide assortment of footwear, t-shirts and hardgoods, as well as apparel and accessories, in the skate and snow categories. CCS offers a wide selection of well-known board-sport inspired name brands such as Element, DC Shoes, Adio, Volcom, Zero and Emerica, as well as our own CCS brand. In fiscal 2004, CCS circulated over 11 million catalogs.

•	Broad Access to Teenage Consumers. In fiscal 2004, we reached a significant portion of the approximately 33 million teenage consumers in the United States by:

•	circulating approximately 63 million direct mail catalogs for our three core brands, with an average of one new book per brand being mailed each month;

•	communicating with select segments of our database by sending, on average, over 4 million emails per week to those of our target audience who have opted into receiving such emails; and

•	owning and operating 55 dELiA*s retail stores, including five outlet stores, in 22 states as of July 31, 2005.

•	Comprehensive Teenage Databases. Our dELiA*s, Alloy and CCS databases contained information about approximately 14 million persons who have purchased products or requested catalogs directly from us as of May 31, 2005. Because information in our databases is collected separately by brand, there may be duplication of names contained in our databases. In addition to names and addresses, our databases give us the ability to review a variety of valuable information that may include age, purchasing history, stated interests, online behavior, educational level and socioeconomic factors. We continually refresh and grow our databases with information we gather through retail stores and direct marketing programs. We also have access to certain of the information collected through Alloy, Inc. data acquisition channels. We analyze this data in detail, which we believe enables us to improve response rates from our direct sales efforts, as well as locate new retail stores in customer-rich locations.

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Operating Flexibility. We attempt to maintain significant flexibility in the operation of our business so that we can react quickly to changes in customer preferences. We regularly review the sales performance of our merchandise in an effort to identify and respond to changing trends and consumer preferences. We pursue a sourcing strategy that endeavors to maximize our speed to market. We strive to establish strong and loyal relationships with our suppliers which we believe allows us to source and replenish our merchandise quickly. Currently we are able to replenish a majority of our merchandise within 45 to 60 days. The e-commerce webpages and our databases allow us to quickly update our merchandise presentations, promotions, and display of offerings in an effort to create excitement for our customers with whom we can communicate via email, which for many is their chosen media of communication. In fiscal 2004, approximately 60% of our direct marketing revenues were generated through sales made through our e-commerce webpages.

•	Experienced Management Team. Our senior management has significant retail and direct marketing experience, with our most senior managers having an aggregate of over one hundred years in the retail, catalog and e-commerce apparel businesses. Since the current management team assumed responsibility for our brands in October 2003, we believe we have increased the level of brand awareness for our three core brands and improved financial results.

Our Business Strategy

We have established a market niche as a leading direct marketing company targeting teenagers utilizing databases of approximately 14 million names and other information regarding consumers who have either purchased products or requested catalogs directly from one or more of our three core brands, plus approximately 3.5 million names and other information regarding consumers and requestors from our inactive non-core brands. You should be aware that because information in our databases is collected separately by each of our brands, the above numbers of requestors and customers may contain duplicate names. In fiscal 2004, we issued 28 separate catalog editions, as well as 10 separate clearance editions, with a combined circulation of approximately 63 million catalogs for our three core brands. Our strategy will be to attempt to maintain our strong competitive position as a premier direct marketing company targeting teenagers and to capitalize on the strengths of the dELiA*s, Alloy and CCS brand names and loyal customer bases through expansion and development of dELiA*s specialty retail stores, along with the testing of other branded direct marketing and retail store concepts. The key elements of our strategy are as follows:

•	Maintain Our Competitive Position In Direct Marketing—Management’s strategy is to maintain our strong competitive position as a direct marketing company targeting teenagers while driving long term revenue growth and improving profitability. We currently plan to continue to expand and leverage our databases via cross catalog title marketing, customer file response modeling and improving the email marketing program, which we believe should drive profitable revenue growth in our direct marketing businesses.

•	Improve Store Metrics—We believe certain of our existing retail stores are sub-optimal in terms of physical dimensions, store fixtures, rental rates and the malls in which they are located. We plan to attempt to maximize profits through increased sales and margins driven by a merchandising strategy of reduced non-apparel items and sharp focus on key sportswear categories. We also believe improved field management and increased focus on the selling culture will increase units per transaction and average dollars per sale, which should further drive financial performance improvements.

•	Expand dELiA*s Retail Store Base—As market conditions allow, we plan to continue to expand the dELiA*s retail store base over the long term, perhaps to as many as 350 – 400 stores, in part by utilizing our databases to identify new stores sites. We envision that the databases compiled through our direct marketing operations will play an integral part in our expansion strategy by providing access to important customer and demographic information that we plan to utilize to analyze and identify potential store locations.

•	Cost Control—Our growth strategy encompasses a plan to invest prudently in increased catalog circulation, retail store leases and fixtures and inventory, while leveraging our current expense infrastructure.

•	Explore New Retail Concepts—We plan to attempt to capitalize on the strength of the dELiA*s, Alloy and CCS names and loyal customer bases through the development of new retail store concepts. In addition to new store growth for the dELiA*s brand, we believe the important customer and demographic information collected from the Alloy and CCS direct marketing operations can also be utilized to analyze and identify potential retail store locations for these brands. Management believes its strategy of using catalogs to first test new direct business concepts before embarking on costly new retail store initiatives should reduce the risk of these new ventures and should provide a competitive advantage. In addition, the ability to use analytical data from the direct marketing operations in the selection of new store locations, both for dELiA*s and potentially for the other brands, further mitigates risk.

REVENUE SEGMENTS

We generate revenue from two reportable segments—direct marketing and retail stores.

Direct Marketing Segment

Our direct marketing segment, which consists of the dELiA*s, Alloy and CCS catalogs and e-commerce webpages, derives revenues from sales of merchandise via catalog or internet directly to consumers and advertising. Direct marketing revenues (excluding discontinued operations) were $135.3 million in fiscal year 2004, of which approximately $1.2 million was attributable to advertising revenues.

In fiscal year 2004 each of our catalogs and associated e-commerce webpages targeted a particular segment of the teenage market and offered many name brands well known by our target customers, along with our own proprietary brands.

dELiA*s—During fiscal 2004, the dELiA*s catalog ranged from 48 to 100 pages in length. 14 versions of the dELiA*s catalog were mailed and up to eight pages per catalog were allocated to our advertising clients and marketing partners. The dELiA*s e-commerce webpages (reached through www.delias.com) are designed to complement the catalog and offer the same merchandise as in the catalog, as well as additional products and special offers.

Alloy—During fiscal 2004, the Alloy catalog ranged in length from 40 to 80 pages. We mailed 14 versions of the Alloy catalog and allocated up to eight pages per catalog to our advertising clients and marketing partners. The Alloy e-commerce webpages (reached through www.alloy.com) offer the same merchandise as in the catalog, as well as additional products and special offers.

CCS—During fiscal 2004, the CCS catalog ranged from 24 to 108 pages in length. We mailed 10 versions of the CCS catalog and allocated up to six pages per catalog to our advertising clients and marketing partners. The CCS e-commerce webpages (reached through www.ccs.com) feature the same products as in the catalog, as well as additional products and special offers.

Direct Marketing Strategy

Our direct marketing strategy is designed to minimize our exposure to trend risk and facilitate speed to market and product assortment flexibility. Our primary objective is to reflect, rather than shape, teenage styles and tastes. We develop exclusive merchandise and select name brand merchandise from what we believe are quality manufacturers and name brands. Our buyers and merchandisers work closely with our many suppliers to develop products to our specifications. Through this strategy, we believe we are able to minimize design risk and make final product selections only two to six months before the products are brought to market, not the typical six to nine months required by many apparel retailers. We believe this allows us to stay current with the tastes of the market.

We have designed our operational processes to support our direct marketing strategy. Our buyers have years of experience working with teenage retail and direct marketing companies. We believe our staff has a proven ability to identify desirable products and ensure that our suppliers meet specific guidelines regarding product quality and production time. At present, we rely heavily on domestic suppliers who generally have the ability to deliver products faster than foreign-based suppliers. This speed to market gives us flexibility to incorporate the latest trends into our product mix and to better serve the evolving tastes of teenagers.

Our direct marketing strategy also enables us to manage our inventory levels efficiently once consumer demand patterns have emerged. We attempt to limit the size of our initial merchandise orders and rely on quick re-order ability. Because we do not make aggressive initial orders, we believe we are able to limit our risk of excess inventory. Additionally, we have several methods for clearing slow moving inventory ranging from clearance media and internet offers to tent sales and third party liquidators.

Because dELiA*s, Alloy and CCS are recognized and popular brands among teenage consumers, our e-commerce webpages and catalogs are a valuable marketing tool for our suppliers. As a result, our suppliers often grant us online and catalog exclusivity for products we develop and select. We believe this exclusivity makes the merchandise in the dELiA*s, Alloy and CCS catalogs more attractive to our target audience and helps to protect our product margins. Our merchandise selection includes products from many leading suppliers and name brands. dELiA*s primarily carries its own branded merchandise, though it also carries third-party branded merchandise from well-known name brands such as Paul Frank, IT Jeans, and Puma. Brands currently offered through Alloy include nationally recognized names such as Truck Jeans, Mudd, Vans and Junkfood, as well as smaller, niche labels, including Paris Blues and Vigoss. CCS carries merchandise and equipment from major action sports name brands such as Element, DC Shoes, Adio, Volcom, Zero and Emerica, as well as our own proprietary CCS brand.

Database Management and Mailing Strategy

Our database management and mailing strategy is designed to efficiently gather, maintain and utilize the information collected within our databases. Our databases are maintained by Alloy, Inc. with other third-party vendors providing address hygiene, duplicate identification and modeling capabilities. The databases enable detailed selections based on general industry practices, but enable greater specificity when required, based on maintaining any transactional history, plus additional demographic information to the extent provided to us, for every individual and household listed in the databases.

Our catalog mailing program, coupled with our e-mail marketing program seeks to maximize profitability with a continuing testing and monitoring program aimed at creating an optimum contact/promotional strategy across communication channels.

Ordering, Fulfillment and Customer Service

We process dELiA*s, Alloy and CCS customer orders, as well as dELiA*s retail stock shipments, through a warehouse and fulfillment center in Hanover, Pennsylvania that we own and operate. In fiscal 2004, we shipped an average of 21,000 units to retail stores and 9,000 customer packages per day from this center. Our busiest shipping days in fiscal 2004 involved shipping approximately 88,000 units to retail stores and approximately 28,000 customer packages for the direct marketing segment. In our direct marketing business, we use an integrated picking, packing and shipping system with a live connection to our direct order entry system. The system monitors the in-stock status of each item ordered, processes orders and generates warehouse selection tickets and packing slips for order and fulfillment operations.

During the third quarter of fiscal 2003, we made the strategic decision to consolidate substantially all of the fulfillment activities for our Alloy and CCS units to the distribution center in Hanover, Pennsylvania previously operated by dELiA*s Corp. prior to its acquisition by Alloy, Inc. As of April 2004, we transferred our call center operations for our Alloy brand to our 200-seat call center in Westerville, Ohio, and began to fulfill and ship Alloy orders from our Hanover, Pennsylvania fulfillment center. In May 2004, we transferred order-taking, fulfillment, and shipments related to the CCS direct marketing brand to our call center in Westerville, Ohio and our fulfillment center in Hanover, Pennsylvania.

We believe that high levels of customer service and support are critical to the value of our brands and to retaining and expanding our customer base. We routinely monitor customer service calls at our call center for quality assurance purposes. Additionally, we review our call and fulfillment centers’ policies and distribution procedures on a regular basis. A majority of our catalog and internet orders are shipped within 48 hours of credit approval. In cases in which the order is placed using another person’s credit card and exceeds a specified threshold, the order is shipped only after we have received confirmation from the cardholder. Customers generally receive orders within three to ten business days after shipping. Our shipments are generally carried to customers by FedEx, DHL and UPS.

Our trained sales personnel are available for the dELiA*s and Alloy brands 24 hours a day, 7 days per week through multiple toll-free telephone numbers. From the hours of 8:00 A.M. to 2:00 A.M. Eastern Time (“ET”), calls are routed to our call center, with overflow calls and calls received from the hours of 2:00 A.M. to 8:00 A.M. ET, being routed to a third-party provider whose sales personnel are also trained by us. Our trained customer service representatives are available for the dELiA*s and Alloy brands from the hours of 8:00 A.M. to 12:00 A.M. ET, and these calls are handled exclusively at our call center. Our trained sales personnel and customer service representatives are both available for the CCS brand during the hours of 8:00 A.M. to 1:00 A.M. ET, 7 days per week through multiple toll-free telephone numbers, all of which calls are handled at our call center, with over-flow calls to our sales personnel being routed to our third-party provider. A single management team, with dedicated personnel for each brand, oversees all sales personnel and customer service representatives.

Retail Store Segment

Our retail store segment derives revenue primarily from the sale of apparel and accessories to consumers through dELiA*s premier and outlet stores. Reporting for the retail store segment commenced with Alloy, Inc.’s acquisition of dELiA*s Corp. in September 2003. dELiA*s retail stores sell a distinctive collection of lifestyle oriented apparel and accessories for trend-setting fashion-aware teenage girls via mall-based specialty retail stores. As of July 31, 2005, we operated 55 dELiA*s stores, including five outlet stores, in 22 states. Our retail stores range in size from approximately 2,500 to 5,100 square feet, with an average size of approximately 3,700 square feet. Retail store segment revenues for fiscal 2004 were $64.1 million, including $7.1 million for outlet stores. We plan to open up to 12 new prototype dELiA*s stores in fiscal 2005, of which              have been opened as of                     , 2005. The majority of merchandise sold in our retail stores is sold under the dELiA*s label.

Our current strategy is to grow our premier stores’ gross square footage by 15% to 20% annually over the near term and to close the outlet stores and certain unprofitable premier stores as opportunities arise. Although we expect to close three additional existing stores (one premier and two outlet stores) by the end of fiscal 2005, we currently plan to add up to 12 new stores in fiscal 2005. Many new elements will be apparent in the new store design, and will be selectively integrated into existing stores. First and foremost will be the merchandising strategy.

We have attempted to design the new dELiA*s stores to be clearly recognizable as a sportswear store for fashion right teenage girls. We will reduce the amount of accessories and non apparel offered in the retail stores and focus our buying and merchandise display on key sportswear categories, with a significant increase in denim, for example. In fiscal 2004, our retail store apparel business had high single digit percentage sales increases as compared to comparable fiscal 2003 sales. However, the retail stores comparable sales as a whole were just slightly positive due to our strategy of removing some non-apparel items.

We are also rolling out a new store design that reinforces this new merchandising focus. Designed by a leading retail architecture firm, the stores have a display window with mannequins featuring the latest items, backed by an opaque screen. The entrances will be offset and the design intention is to give the customer a sense of privacy in her own exclusive place.

The new stores will be wider and slightly larger on average than the average size of our existing stores—the first ten new stores will average approximately 41 feet in frontage and 3,800 square feet, compared to our current store base which averages 32 feet of frontage and about 100 less total square feet—though individual stores may be smaller or larger than the averages for our existing stores. We believe that frontage and size are critical in looking important when compared to our competition in the malls. The new stores were designed to look upscale, reflecting what we believe to be our database customer demographics. Over half our direct customers come from households with incomes of over $75,000 per year and approximately 20% come from households with income over $125,000 per year. In the new store design, our fixture plan reflects what we believe to be our customer’s shopping preferences. For instance, much of the merchandise will be on tables since our customer shows a preference to making purchases in this manner.

Store siting is also a key strategic element of our new store expansion plan, which contemplates regionally clustered stores. Clustered stores should benefit from better store supervision, which has been difficult to maintain with our current store locations, which are spread out over relatively wide geographical areas. All of the stores we plan to open in fiscal 2005 will be east of the Mississippi River or in Texas, and the majority will be in major markets where we currently have a retail presence. For example, in 2005 we are adding three stores to the greater Philadelphia market, where we currently have three stores, giving us what we believe to be a strong regional presence and enabling improved day to day supervision.

Another critical element of our expansion plan is that we intend to be analytical and selective about the malls in which we elect to open stores. We have built a demographic model of our current catalog customers and mapped them to the trade area of each mall under evaluation, and we plan to use that model in our siting decisions. We believe our direct businesses provides us with the competitive advantage of knowing where our customers live, and we will attempt to utilize that knowledge effectively in siting future retail stores.

In addition to strong customer demographics, we look for high traffic malls, high economic growth areas and/or high income demographics in selecting new retail store locations. Our new stores will be opened in high traffic malls such as The Mall of America in Bloomington, Minnesota, Twelve Oaks Mall in Novi, Michigan and Deptford Mall in Deptford, New Jersey; in high growth areas, like Hamilton Mall in Mays Landing, New Jersey, The Mall at Wellington Green in Palm Beach, Florida and Coastal Grand Mall in Myrtle Beach, South Carolina; or in areas with high income demographics, like South Park Mall in Charlotte, North Carolina.

Existing Stores

Our top capital spending priority for existing stores will be to improve their merchandising ability. Although we do not currently plan to retro-fit existing stores generally to conform to our new store design, we will evaluate the payback of retro-fitting some existing stores in 2006 based upon an analysis of the results from the new store fixtures. We will also close and replace underperforming stores as opportunities arise. We do not anticipate spending a significant portion of our capital budget on existing store locations, although we began replacing all existing store mannequins with new mannequins in June 2005. Most existing stores have lease terms expiring in the 2010 to 2012 time period.

Store Operations.

Each store is open during mall shopping hours and has a manager, one or more assistant managers, and six to twelve part-time sales associates. Currently, district managers supervise four to seven stores covering a wide geographic area, with four or five district managers reporting to one of two regional managers. We believe our new clustering strategy should enable our district and regional managers to supervise more stores than they do currently, as travel time between stores should be reduced as clustering increases store density. District managers, store managers, assistant store managers and part-time sales associates participate in an incentive program which is based on achieving predetermined sales-related goals in their respective stores or districts. We have well-established store operating policies and procedures and an extensive in-store training program for new store managers and assistant store managers. We also place great emphasis on our loss prevention program in order to control inventory shrinkage and ensure policy and procedure compliance.

Infrastructure, Operations And Technology

Our operations are dependent on our ability to maintain computer and telecommunications systems in effective working order and to protect our systems against damage from fire, natural disaster, power loss, telecommunications failure or similar events. We will continue to receive certain information technology related services from Alloy, Inc. after the Spinoff pursuant to agreements to be entered into with Alloy, Inc. (See “Relationship Between Alloy, Inc. and Us After the Spinoff” and “Certain Relationships and Related Party Transactions.”)

Where appropriate, we have implemented, either directly or through Alloy, Inc. or other third parties, disaster recovery programs for our various businesses. Critical files are copied to backup tapes each night and regularly stored at off-site storage facilities. Arrangements have also been made for the availability of Alloy, Inc. or other third-party “hot sites” as well as telecommunications recovery capability. Through services provided by these third-parties, our power is protected by uninterruptible power supplies to provide back-up power at the operations facilities within milliseconds of a power outage. Redundant internet connections and providers deliver similar protection for our online services. We implemented these various redundancies and backup measures in order to minimize the risk associated with equipment failure, damage from fire, power loss, telecommunications failure, break-ins, computer viruses, denial of service (DOS) attacks, hacking and other events beyond our control.

We strive for no downtime in our online services. All critical components of the system are redundant, which allows continuous service in case of unexpected component failure, maintenance or upgrades. There can be no guaranty, however, that we will not suffer a significant interruptions in our operations due to natural disaster, accident, system failure or other unforeseen causes.

Currently, we license commercially available technology whenever possible in lieu of dedicating our financial and human resources to developing proprietary online infrastructure solutions. Alloy, Inc. provides most services related to maintenance and operation of our e-commerce webpages. Alloy, Inc. works with SAVVIS Communications Corp (SAVVIS), and Equinix Inc., third-party providers located in Sterling, Virginia and Ashburn, Virginia, respectively, for co-location and bandwidth (i.e., internet connection). Our infrastructure is scaleable which allows us to adjust quickly to our expanding user base.

Other data and voice systems in the call center and fulfillment center, which systems are maintained by a third-party agreement with Sprint, are being hardened and made redundant with the addition of backup circuits, Sonet rings, backup generators and other system upgrades.

In our direct marketing segment, software licensed from Ecometry Corp. (“Ecometry”) is used for Stock Keeping Unit (“SKU”) and classification inventory tracking, purchase order management, and merchandise distribution. Sales in our direct segment are updated daily and the host system, which utilizes the Ecometry software, downloads price changes, order status and inventory levels. In our retail segment, software licensed from NSB Retail Systems PLC (“NSB”) is used for SKU and classification inventory tracking, purchase order management, merchandise distribution, automated ticket making, and sales audit. In addition, software licensed from JDA Software Group, Inc. is used to plan, develop and track the open-to-buy. Sales in our retail segment are updated daily in the merchandising reporting systems by polling sales information from each store’s point-of-sale

(“POS”) terminals. Our POS system, which software is licensed from Datavantage Corporation, consists of registers providing price look-up, time and attendance, inventory management (transfers and distributions), and credit card/check authorization. Through automated nightly two-way electronic communication with each store, sales information, store transfers, and distribution confirmations are uploaded to the host system, which utilizes the NSB software. The host system downloads price changes and inventory movements (store to store transfers and warehouse distributions). We evaluate information obtained through nightly polling to implement merchandising decisions, including product purchasing/reorders, markdowns and allocation of merchandise on a daily basis. For both the direct marketing and retail store segments, our financial systems are licensed from Multiview Corp. and are used for general ledger and accounts payable.

Competition

Competition for the attention of teenage consumers is considerable. Our catalogs compete with other catalog retailers and direct marketers, some of which specifically target our customers. We also compete with a variety of other companies serving segments of the teenage market including various mail-order and web-based retailers, youth-targeted traditional retailers either in their physical or online stores, and online service providers that offer products of interest to teenage consumers. We compete for retail store sales with specialty apparel retailers, department stores and certain other youth-focused apparel retailers, such as Hot Topic, American Eagle Outfitters, Abercrombie & Fitch, abercrombie, Hollister, Aeropostale, Limited Too, bebe, Forever 21, H&M, Pacific Sunwear, and Urban Outfitters. We also compete with large, national full-price and discount retailers such as Wal-Mart, Target, Kohl’s and others who target teenage consumers as part of their overall marketing strategy.

Many of our current and potential competitors have longer operating histories, larger customer or user bases and significantly greater financial, marketing and other resources than we do. In addition, competitors could enter into exclusive distribution arrangements with our suppliers and deny us access to their products. If we face increased competition, our business, operating results and financial condition may be materially and adversely affected.

We believe that our principal competitive advantages are:

•	established and differentiated lifestyle brands;

•	broad access to teenage consumers;

•	our relationship with Alloy, Inc.;

•	the size and level of detail in our databases;

•	our knowledge of, and history of selling to, teenage consumers;

•	proven management team; and

•	operating flexibility.

Seasonality

Our historical revenues and operating results have varied significantly from quarter to quarter due to seasonal fluctuations in consumer purchasing patterns. Sales of apparel, accessories, footwear and action sports equipment through our e-commerce webpages, catalogs and retail stores have generally been higher in our third and fourth fiscal quarters, which contain the key back-to-school and holiday selling seasons, than in our first and second fiscal quarters. During our third and the beginning of our fourth fiscal quarters, our non-cash working capital requirements increase and are typically funded by our cash balances, net transfers from Alloy, Inc. and borrowings under our existing credit facility.

Intellectual Property

We and Alloy, Inc. have registered, or filed applications to register various trademarks and servicemarks used in our business operations with the PTO. With respect to the certain Alloy and CCS trademarks and servicemarks covering goods and services applicable to both of our businesses, we have agreed with Alloy, Inc. that we and they will become joint owners by assignment of these trademarks and servicemarks. Thereafter, we and Alloy, Inc. will file instruments with the PTO to request that the PTO divide these jointly owned trademarks and servicemarks between us such that we each would own the registrations for those trademarks and servicemarks for the registration classes covering the goods and services applicable to our respective businesses. We have further agreed to negotiate in good faith with Alloy, Inc. regarding appropriate usage rights and restrictions if the PTO denies our request. Applications for the registration of certain of our other trademarks and servicemarks are currently pending. We also use trademarks, tradenames, logos and endorsements of our suppliers and partners with their permission. We are not aware of any pending material conflicts concerning our marks or our use of others’ intellectual property.

Government Regulation

We are subject, directly and indirectly, to various laws and governmental regulations relating to our business. The internet is rapidly evolving and few laws or regulations directly apply to online commerce and community websites. Due to the increasing popularity and use of the internet, governmental authorities in the United States and abroad may adopt laws and regulations to govern internet activities. Laws with respect to online commerce may cover issues such as pricing, taxing, distribution, unsolicited email (“spamming”) and characteristics and quality of products and services. Laws with respect to community websites may cover content, copyrights, libel, obscenity and personal privacy. Any new legislation or regulation or the application of existing laws and regulations to the internet could have a material and adverse effect on our business, results of operations and financial condition.

Governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities even though we do not have a physical presence or operations in those jurisdictions. As our products and advertisements are available over the internet anywhere in the world, and we conduct marketing programs in numerous states, multiple jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each of those jurisdictions.

Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify. It is possible that state and foreign governments might also attempt to regulate our transmissions of content on our e-commerce webpages or prosecute us for violations of their laws. For example, a French court has ruled that a website operated by a United States company must comply with French laws regarding content, and an Australian court has applied the defamation laws of Australia to the content of a U.S. publisher posted on the company’s website. We cannot assure you that state or foreign governments will not charge us with violations of local laws or that we might not unintentionally violate these laws in the future, or that foreign citizens will not obtain jurisdiction over us in a foreign country, subjecting us to litigation in that country under the laws of that country.

The United States Congress enacted COPPA and the Federal Trade Commission (“FTC”) promulgated implementing regulations, which became effective in 2000. The principal COPPA requirements apply to websites, or those portions of websites, directed to children under age 13. COPPA mandates that individually identifiable information about minors under the age of the 13 not be collected, used or displayed without first obtaining informed parental consent that is verifiable in light of present technology, subject to certain limited exceptions. As a part of our efforts to comply with these requirements, we do not knowingly collect personally identifiable information from any person under 13 years of age and have implemented age screening mechanisms on certain of our websites in an effort to prohibit persons under the age of 13 from registering. This will likely dissuade some percentage of our customers from using our e-commerce webpages, which may adversely affect our business. While we use our commercially reasonable efforts to ensure that we are compliant with

COPPA, our efforts may not be successful. If it turns out that our activities are not COPPA compliant, we may face litigation with the FTC or individuals or face a civil penalty, which could adversely affect our business.

A number of government authorities both in the United States and abroad, as well as private parties, are increasing their focus on privacy issues and the use of personal information. The FTC and attorneys general in several states have investigated the use of personal information by some internet companies. In particular, an attorney general may examine privacy policies to ensure that a company fully complies with representations in the policies regarding the manner in which the information provided by consumers and other visitors to a website is used and disclosed by the company. As a result, we review our privacy policies on a regular basis and we believe we are in compliance with relevant federal and state laws. However, our business could be adversely affected if new regulations or decisions regarding the use and disclosure of personal information are made, or if government authorities or private parties challenge our privacy practices.

In December 2003, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (“CAN-SPAM”) was enacted by the United States Congress. This legislation regulates “commercial electronic mail messages,” (i.e., email) the primary purpose of which is to promote a product or service. Among its provisions are ones requiring specific types of disclosures in covered emails, requiring specific opt-out mechanisms and prohibiting certain types of deceptive headers. Violations of its provisions may result in civil money penalties and criminal liability. CAN-SPAM further authorizes the FTC to establish a national “Do-Not-E-Mail” registry akin to the recently adopted Do Not Call Registry. Any entity that sends commercial email messages, such as our various subsidiaries, and those who re-transmit such messages, must adhere to the CAN-SPAM requirements. Compliance with these provisions may limit our ability to send certain types of emails on our own behalf, which may adversely affect our business. While we intend to operate our businesses in a manner that complies with the CAN-SPAM provisions, we may not be successful in so operating. If it turns out we have violated the provisions of CAN-SPAM we may face litigation with the FTC or face civil penalties, which could adversely affect our business.

The European Union Directive on the Protection of Personal Data may affect our ability to make our websites available in Europe if we do not afford adequate privacy to European users. Similar legislation was recently passed in other jurisdictions and may have a similar effect. Legislation governing privacy of personal data provided to internet companies is in various stages of development and implementation in other countries around the world and could affect our ability to make our e-commerce webpages available in those countries as future legislation is made effective.

Employees

As of July 1, 2005, we had 598 full-time and 754 part-time employees. Of the 598 full-time employees, 7 were senior management; 20 worked in finance; 288 worked in warehouse/fulfillment/customer service; 113 worked in other management and personnel; and 170 were employed by our dELiA*s retail stores. Of the 754 part-time employees, 174 were temporary staff and 580 were part-time associates at dELiA*s retail stores. None of our employees are covered by a collective bargaining agreement. We consider relations with our employees to be good.

Financial Information About Segments

Financial information about our segments is summarized in note 16 to our consolidated financial statements.

Website Access to Reports

Our corporate website is www.deliasinc.com. Our periodic and current reports will be available free of charge on the “Investor Relations” page of this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The items and information on our website are not a part of this prospectus.

Relationship with JLP Daisy, LLC

In February 2003, dELiA*s Brand LLC, a subsidiary of dELiA*s Corp., entered into a master license agreement with JLP Daisy to license the dELiA*s brand on an exclusive basis for wholesale distribution in certain product categories, primarily in mid- and upper-tier department stores. dELiA*s Brand LLC received a $16.5 million cash advance against future royalties from the licensing ventures. The master license agreement provides that JLP Daisy is entitled to retain all of the royalty income generated from the sale of licensed products until JLP Daisy recoups its advance plus one-third of a preferred return of 18% per year on the unrecouped advance, if ever. Thereafter, we will receive an increasing share of the royalties until JLP Daisy recoups its advance plus a preferred return of 18% per year on the unrecouped advance, at which time we will receive a majority of the royalty stream after brand management fees. The initial term of the master license agreement is approximately 10 years, which is subject to an extension of up to five years under specified circumstances. The master license agreement provides that the advance will be recoupable by JLP Daisy solely out of its share of the royalty payments and not through recourse against dELiA*s Brand LLC, us or any of our properties or assets. The master license agreement may be terminated early under certain circumstances, including at our option upon payment to JLP Daisy of an amount based upon royalties received from the sale of the licensed products during a specified period. In addition, dELiA*s Brand LLC granted to JLP Daisy a security interest in the dELiA*s trademarks, although the only event that would entitle JLP Daisy to exercise its rights with respect to these trademarks is a termination or rejection of the master license agreement in a bankruptcy proceeding. We have held preliminary discussions with JLP Daisy about modifying the terms of this master license agreement, but to date no definitive agreement has been reached regarding such modifications.

PROPERTIES

The following table sets forth information regarding the principal facilities that we currently use in our business operations. Except for the property in Hanover, PA, which we own, all such facilities are leased. We believe our facilities are well maintained and in good operating condition.

Location	Use	Appr. Sq. Footage
New York, NY	Corporate office	40,000
Westerville, OH	Call center	15,000
Hanover, PA	Warehouse and fulfillment center	370,000
Retail Stores	Retail Sales	201,000

The following table sets forth information regarding the states in which we currently operate retail stores, and the number of stores in each state.

State	Number of Stores	State	Number of Stores
Alabama	1	New Jersey	8
Connecticut	2	New York	7
Delaware	1	North Carolina	4
Florida	2	Ohio	4
Georgia	1	Pennsylvania	9
Illinois	2	Rhode Island	1
Indiana	2	South Carolina	1
Kansas	1	Tennessee	1
Maryland	1	Texas	2
Massachusetts	1	Virginia	2
Michigan	1	Wisconsin	1
Minnesota	2
Missouri	2	TOTAL STORES	59

LEGAL PROCEEDINGS

On or about February 1, 2002, a complaint was filed in the Circuit Court of Cook County, Illinois naming dELiA*s Corp. as a defendant. The complaint purportedly was filed on behalf of the State of Illinois under the False Claims Act and the Illinois Whistleblower Reward and Protection Act and seeks unspecified damages and penalties for dELiA*s Corp.’s alleged failure to collect and remit sales tax on items sold by dELiA*s through its catalogs and website to Illinois residents. On April 8, 2004, the complaint was served on dELiA*s Corp. by the Illinois Attorney General’s Office, which assumed prosecution of the complaint from the original filer. On June 15, 2004 dELiA*s Corp. filed a motion to dismiss the action and joined in a Consolidated Joint Brief In Support Of Motion To Dismiss previously filed by our counsel and others on behalf of defendants in similar actions being pursued by the Illinois Attorney General, and, together with such other defendants, filed on August 6, 2004 a Consolidated Joint Reply In Support Of Defendants’ Combined Motion To Dismiss. Oral argument on the motion to dismiss was held on September 22, 2004, and dELiA*s Corp. submitted a Supplemental Brief in support of its Motion to Dismiss on Common Grounds on October 13, 2004. On January 13, 2005, an order was entered by the Circuit Court denying Defendants’ Motion to Dismiss. On February 14, 2005, dELiA*s Corp. filed a Motion For Leave to File an Interlocutory Appeal, which was granted by the Circuit Court on March 15, 2005, finding there were issues of law to be determined. On April 8, 2005, dELiA*s Corp. filed a petition with the Illinois Appellate Court to consider and hear the appeal. That application was denied by an order of the appellate court entered on May 23, 2005. On June 28, 2005 dELiA*s Corp. filed a petition for leave to appeal the appellate court decision to the Illinois Supreme Court. All proceedings in this matter are stayed pending the resolution of the appeal.

We are involved in additional legal proceedings that have arisen in the ordinary course of business. We believe that, apart from the actions set forth above, there is no claim or litigation pending, the outcome of which could have a material adverse effect on our financial condition or operating results.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

As of July 31, 2005, we did not hold any marketable securities. We do not own any derivative financial instruments in our portfolio. Accordingly, we do not believe there is any material market risk exposure with respect to derivatives or other financial instruments that would require disclosure under this item.

MANAGEMENT

Our amended and restated certificate of incorporation and amended and restated by-laws that will be in effect at the time of the Spinoff will provide that our business is to be managed by or under the direction of our board of directors. Our by-laws provide that directors are elected annually to serve until the next annual meeting of stockholders or until their earlier resignation or removal and our officers serve at the pleasure of the board of directors. Our board of directors currently consists of              directors. We intend to appoint              additional directors, subject to the completion of the Spinoff.

Based upon a review by our board of directors of all relevant information, it has determined that Messrs.                     ,                     ,                      and                      are not officers or employees of dELiA*s, Inc. and none of them have a relationship which, in the opinion of the board of directors, would interfere with the exercise of their independent judgment in carrying out the responsibilities of a director, and that each of Messrs.                     ,                     ,                      and                      is an “independent director” as that term is defined under Rule 4200(a)(15) of the NASDAQ Marketplace Rules and is “independent” as that term is defined in the applicable rules and regulations promulgated by the SEC.

The names of the persons who will serve as our directors and executive officers following the Spinoff, and certain information about them, including positions of our directors on standing committees of the board of directors, are set forth below:

Name	Age	Position
Robert E. Bernard	54	Chief Executive Officer and Director
Walter Killough	51	Chief Operating Officer and Director
Matthew L. Feshbach	52	Director and Chairman of the Board
		Director
		Director
		Director
		Director
Andrew L. Firestone	47	Vice President Finance
David Desjardins	44	Chief Stores Officer

(1)	Member of the Committee.
(2)	Chairman of the Committee, and Member of the Committee and the Committee.
(3)	Chairman of the Committee, and Member of the Committee and the Committee.
(4)	Chairman of the Committee, and Member of the Committee and the Committee.

The following is a brief summary of the background of each of the persons who will serve as one of our executive officers or directors following the Spinoff:

Robert E. Bernard joined Alloy, Inc. in October, 2003 and serves as its Chief Executive Officer of Retail and Direct Consumer Division. Following the Spinoff, Mr. Bernard will serve as our Chief Executive Officer. From 1996 through 2002, Mr. Bernard served as the President and Chief Executive Officer of The Limited

Stores, and from 1994 through 1996 he served as the President and Chief Operating Officer of J.Crew Inc. Mr. Bernard received a Bachelor of Arts in Broadcast Journalism in 1974, and a Master of Arts in Communications and Advertising in 1975, both from Brigham Young University in Provo, Utah.

Walter Killough joined Alloy, Inc. in March, 2003 as a consultant, and was hired as the Chief Operating Officer of its Retail and Direct Consumer Division in October 2003. Following the Spinoff, Mr. Killough will serve as our Chief Operating Officer. Prior to joining Alloy, Inc., Mr. Killough was at J.Crew Inc. for 14 years. He was appointed its Chief Operating Officer in 2001, and prior to that served as an executive vice president. As its Chief Operating Officer he was responsible for all sourcing, catalog circulation and production, warehouse and distribution, retail and direct planning and logistics. Mr. Killough graduated from Villanova University in 1972 with a Bachelor of Science in Marketing.

Matthew L. Feshbach is the founder and Chairman of MLF Investments, LLC, an investment advisor to certain affiliated privately held investment partnerships, which is based in Belleaire Bluffs, Florida and was founded in 2001. In 1983 Mr. Feshbach co-founded Feshbach Brothers and was the Managing General Partner from 1983-1996. He is also a director of Alloy, Inc.

David Desjardins has served as Chief Stores Officer since February 2005. Prior to that, Mr. Desjardins served as Executive Vice President and Director of Stores and Operations of Cache, Inc. since April 2002. From 1999 until joining Cache, Mr. Desjardins served in various managerial capacities at the Limited, Inc., most recently as Vice President of Express and Director of Sales and Operations at The Limited Stores. From 1990 to 1999, Mr. Desjardins held various managerial positions with The Gap. Mr. Desjardins has over 15 years of retail experience.

Andrew L. Firestone joined Alloy, Inc.’s Retail and Direct Consumer Division in February 2004 and serves as the Vice President Finance. Prior to joining the company, Mr. Firestone was at J.Crew Inc. for 16 years. From 1996 through 2004, Mr. Firestone served as Vice President Controller, and prior to that served in various finance positions. Mr. Firestone graduated from the University at Albany, State University of New York in 1980 with a Bachelor of Science in Accounting.

Director Compensation

Director compensation will consist principally of cash, an award of options to purchase shares of our common stock and awards of shares of restricted stock.

Upon the later of the effective date of the Spinoff and commencement of service, each non-employee director will receive a grant of options to purchase 5,000 shares of our common stock under one or more of our then existing stock option plans. These options will vest equally on each of the first four anniversaries of the grant date, provided that the optionee is still a non-employee director at the opening of business on each such date. Options granted to non-employee directors will entitle them to purchase shares of our common stock at an exercise price equal to the fair market value of such shares on the date of grant. For each subsequent year of service, each non-employee director will receive, without cost to such director, the number of shares of our common stock that could be purchased for $50,000 at the closing price of such common stock on the trading date immediately preceding the award of such shares. These restricted stock shares will be issued pursuant to one or more of our existing stock option plans. These shares will subject to lapsing rights of repurchase on our part under the applicable plan documents, which repurchase right will entitle us to repurchase the shares for $0.001 per share and which rights will lapse equally on each of the first three anniversaries of the grant date. Such shares will also be subject to the terms and conditions of the option plan under which they are awarded and the execution and delivery of restricted stock agreements relating to such shares.

Each non-employee director will also receive an annual retainer of $24,000, payable in equal quarterly installments, and a fee of $1,000 for each meeting of the board of directors he or she attends in person or by telephone.

Directors who are also our employees do not receive any fees or other compensation for service on our board of directors or its committees.

We reimburse all directors for reasonable out-of-pocket expenses incurred in attending board or committee meetings.

Committees Of The Board Of Directors And Meetings

Audit Committee. Our audit committee will consist of not less than three directors who are not employed by us or any of our affiliates and who are independent directors as defined by applicable Nasdaq listing standards. Committee members will be elected by our board of directors to serve one-year terms. At least one member of the audit committee will be determined by our board of directors, by virtue of his or her experience and education, to be the audit committee’s “financial expert” under the regulations promulgated by the SEC, and to be “financially sophisticated” under applicable Nasdaq listing standards. In accordance with the audit committee charter adopted by the board, the audit committee will review the functions of our management and independent auditors pertaining to our financial statements and perform such other duties and functions as are deemed appropriate by the board.

The following will be the key responsibilities of our audit committee:

•	the appointment, compensation, retention, evaluation, termination and oversight of the work of our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties, and management’s response thereto, and resolving any disagreements between management and our independent auditors regarding financial reporting;

•	reviewing and pre-approving the duties and compensation of our independent auditors and the effect of any such compensation on the auditors’ independence, including a review of the terms of all significant non-audit engagements with our independent auditors for non-audit services;

•	reviewing our audited financial statements and interim financial statements and discussing the same with management and our independent auditors;

•	reviewing our earnings press releases, as well as financial information and earnings guidance provided to analysts;

•	preparing a report for inclusion in our proxy statement regarding their review of our audited financial statements for the last fiscal year which includes a statement on whether it recommended that the board include those financial statements in our Annual Report on Form 10-K;

•	reviewing our basic systems of internal controls regarding auditing, accounting and legal compliance, the scope of the independent auditors’ examination and the scope of activities of our internal audit department, as applicable;

•	receiving, considering and addressing complaints received from officers, employees or other persons regarding accounting, internal accounting controls, or auditing matters or regarding questionable accounting or auditing matters; and

•	reviewing and assessing the adequacy of the audit committee’s charter annually and recommending revisions to the board.

The audit committee will meet separately with our independent auditors, outside the presence of our management or other employees, to discuss matters of concern, to receive recommendations or suggestions for change and to exchange relevant views and information. The audit committee is ultimately responsible for the selection, evaluation, compensation and replacement of our independent auditors.

Audit committee members will receive an annual fee of $8,000, payable in equal quarterly installments. The chairperson of the audit committee will also receive an additional annual retainer of $6,000, payable in equal quarterly installments.

Compensation Committee. Our compensation committee will consist of not less than two directors who are not employed by us or any of our affiliates, who are “non-employee directors” for purposes of Rule 16b-3(b)(3) under the Exchange Act, and who are “independent directors” for purposes of the Nasdaq listing standards and “outside directors” for purposes of Section 162(m) of the Tax Code. Compensation committee members will be elected by our board of directors to serve one-year terms. The compensation committee will have the power:

•	to authorize and determine all salaries for our officers;

•	to administer our incentive compensation plans in accordance with the powers and authority granted in such plans;

•	to determine any incentive allowances to be made to our officers;

•	to administer all of our stock incentive plans, and other equity ownership, compensation, retirement and benefit plans;

•	to approve the performance-based compensation of individuals pursuant to Tax Code Section 162(m);

•	to administer all other matters relating to compensation or benefits; and

•	to review and assess the adequacy of the committee’s charter annually and recommend revisions to the board.

Compensation committee members will paid an annual fee of $8,000, payable in equal quarterly installments. The chairperson of the compensation committee will also receive an additional annual retainer of $6,000, payable in equal quarterly installments.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee will consist of directors who are not employed by us or any of our affiliates, who are “non-employee directors” for purposes of Rule 16b-3(b)(3) under the Exchange Act, and who are “independent directors” for purposes of the Nasdaq listing standards and “outside directors” for purposes of Section 162(m) of the Tax Code. Corporate governance and nominating committee members will be elected by our board of directors to serve one-year terms.

The corporate governance and nominating committee will be responsible for, among other things, (i) reviewing the appropriate size, function and needs of the board of directors, (ii) developing the board’s policy regarding tenure and retirement of directors, (iii) establishing criteria for evaluating and selecting new members of the board, subject to board approval thereof, (iv) identifying and recommending to the board for approval individuals qualified to become members of the board of directors, consistent with criteria established by the committee and the board, (v) overseeing the evaluation of management and the board, and (vi) monitoring and making recommendations to the board on matters relating to corporate governance.

Corporate governance and nominating committee members will paid an annual fee of $8,000, payable in equal quarterly installments. The chairperson of the committee will also receive an additional annual retainer of $6,000, payable in equal quarterly installments.

Executive Officers and Compensation

Although we will enter into employment agreements with Robert E. Bernard and Walter Killough that will be effective as of the distribution date, to date no compensation has been paid pursuant to such agreements and they have received compensation pursuant to their existing employment arrangements with Alloy, Inc. We have entered into offer letters with Andrew L. Firestone and David Desjardins. The information under this heading summarizes annual and long-term compensation paid by Alloy, Inc. or us to our Chief Executive Officer and our three other most highly compensated executive officers, whom we collectively refer to as our “named executive officers.” As a result, the compensation described below does not necessarily reflect the compensation such named executive officers will receive following the Spinoff. See “—Employment Agreements with the Named Executive Officers” below. The principal positions listed below are those that will be held by the named executive officers following the Spinoff.

Summary Compensation

Summary Compensation Table(1)

	Annual Compensation					Long-Term Compensation			All Other Compensation($)
Name and Principal Position	Fiscal Year Ended January 31	Salary($)		Bonus($)		Shares Underlying Options(#)		Restricted Stock Awards
Robert E. Bernard Chief Executive Officer	2005 2004 2003	600,000 600,000 —	(5)	327,000 — —	(2)	100,000 200,000	(3)	— — —	60,900 34,694 —	(4) (6)
Walter Killough Chief Operating Officer	2005 2004 2003	300,000 300,000 —	(9)	85,000	(7)	74,000 100,000	(8)	— — —	— — —
Andrew L. Firestone Vice President Finance	2005 2004 2003	225,000 — —	(10)	47,500 — —	(11)	25,000 — —	(12)	— — —	— — —
Dave Desjardins (13) Chief Stores Officer	2005 2004 2003	— — —		— — —		— — —		— — —	— — —

(1)	The columns for “Other Annual Compensation” and “Payouts” have been omitted because there is no compensation required to be reported.
(2)	Of this amount, $120,000 represents a discretionary bonus and $207,000 represents a quantitative performance based results bonus for services rendered during the fiscal year ended January 31, 2005.
(3)	These options were granted to Mr. Bernard during the fiscal year ending January 31, 2006 for services rendered during the fiscal year ended January 31, 2005.
(4)	Represents $20,000 paid to Mr. Bernard to be applied to a term life insurance policy for the benefit of a beneficiary to be designated by Mr. Bernard and the $440 per diem paid to Mr. Bernard each day he was required to stay overnight in the New York City area during his first year of employment.
(5)	Of this amount, Mr. Bernard earned only $161,538, as he commenced employment with Alloy, Inc. in October 2003.
(6)	Consists of the $440 per diem paid to Mr. Bernard each day he was required to stay overnight in the New York City area during his first year of employment with Alloy, Inc.
(7)	Of this amount, $30,000 represents a discretionary bonus and $55,000 represents a quantitative performance based results bonus for services rendered during the fiscal year ended January 31, 2005.
(8)	50,000 of these options were granted to Mr. Killough during the fiscal year ending January 31, 2006 for services rendered during the fiscal year ended January 31, 2005.
(9)	Of this amount, Mr. Killough earned only $80,769, as he commenced employment with Alloy, Inc. in October, 2003.
(10)	Of this amount, Mr. Firestone earned only $212,019, as he joined Alloy, Inc. in February 2004.
(11)	Of this amount, $22,500 is for a performance bonus paid during the fiscal year ending January 31, 2006 for services rendered during the fiscal year ended January 31, 2005.
(12)	10,000 of these options were granted to Mr. Firestone during the fiscal year ending January 31, 2006 for services rendered during the fiscal year ended January 31, 2005.
(13)	Mr. Desjardins joined dELiA*s, Inc. in February 2005.

Option Grants

The following table sets forth grants of stock options granted by Alloy, Inc. during the fiscal year ended January 31, 2005 to each of our named executive officers. In connection with the Spinoff, such options will be converted into options to acquire our common stock, with the number of shares for which such options are exercisable and exercise price adjusted so that each option will have the same ratio of exercise price to market price and the same aggregate difference between exercise price and market price as the Alloy, Inc. options from which they were converted. In accordance with the rules of the Securities and Exchange Commission, also shown below is the potential realizable value over the term of the option (the period from the grant date to the expiration date). This is calculated assuming that the fair market value of our common stock as of the distribution date appreciates at the indicated annual rate, 5% and 10% compounded annually, for the entire term of each option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These amounts are based on certain assumed rates of appreciation and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock, the optionholder’s continued employment with us through the option exercise period, and the date on which the option is exercised.

Option Grants In Last Fiscal Year

	Individual Grants
Name	Number of Shares Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms($)
					5%	10%
Robert E. Bernard(2)	—	—	—	—	—	—
Walter Killough(3)	24,000	8.7%	$3.82	10/31/14	$57,657	$146,114
Andrew L. Firestone(4)	15,000	5.4%	$5.57	2/18/14	$52,544	$133,157
David Desjardins(5)	—	—	—	—	—	—

(1)	The options granted to the named executive officers listed below were granted as incentive stock options.
(2)	This chart excludes 100,000 options issued to Mr. Bernard for services rendered during the fiscal year ended January 31, 2005 as these options were issued during the fiscal year ending January 31, 2006.
(3)	6,000 options will become exercisable on each of November 1, 2005, 2006, 2007 and 2008. This chart excludes 50,000 options issued to Mr. Killough for services rendered during the fiscal year ended January 31, 2005 as these options were issued during the fiscal year ending January 31, 2006.
(4)	3,750 options will become exercisable on each of February 19, 2005, 2006, 2007 and 2008. This chart excludes 10,000 options issued to Mr. Firestone for services rendered during the fiscal year ended January 31, 2005, as these options were issued during the fiscal year ending January 31, 2006.
(5)	This chart excludes 50,000 options issued to Mr. Desjardins during the fiscal year ending January 31, 2006.

Option Exercises And Year-End Option Values

The following table provides information regarding the exercises of options granted by Alloy, Inc. to each of the named executive officers during the fiscal year ended January 31, 2005. In addition, this table includes the number of shares covered by both exercisable and unexercisable stock options as of January 31, 2005 and the values of “in-the-money” options, which values represent the positive spread between the exercise price of any such option and the fiscal year-end value of the common stock.

Name	Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of the Unexercised In-The-Money Options at Fiscal Year-End(2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert E. Bernard(3)	—	—	50,000	150,000	$144,500	$433,500
Walter Killough(4)	—	—	25,000	99,000	$72,250	$294,750
Andrew L. Firestone(5)	—	—	3,750	11,250	$5,625	$16,875
David Desjardins	—	—	—	—	—	—

(1)	Amounts shown in this column do not necessarily represent actual value realized from the sale of the shares acquired upon exercise of the option because in many cases the shares are not sold on exercise but continue to be held by the executive officer exercising the option. The amounts shown represent the difference between the option exercise price and the market price on the date of exercise, which is the amount that would have been realized if the shares had been sold immediately upon exercise.
(2)	The value of unexercised in-the-money options at fiscal year-end assumes a fair market value for Alloy, Inc.’s common stock of $7.07 per share.
(3)	This chart excludes the 100,000 options issued to Mr. Bernard during the fiscal year ending January 31, 2006.
(4)	This chart excludes the 50,000 options issued to Mr. Killough during the fiscal year ending January 31, 2006.
(5)	This chart excludes the 10,000 options issued to Mr. Firestone during the fiscal year ending January 31, 2006.

Employment Contracts and Change of Control Arrangements

We will enter into employment agreements with certain of our executive officers that will become effective as of the distribution date.

The employment agreement we expect to enter into with Mr. Bernard will provide for an initial base salary of $600,000 per annum, plus a potential annual bonus of up to 60% of his base salary for financial targets achieved and an additional annual bonus of up to 20% of his base salary at the discretion of our board of directors. These bonuses will be payable in cash, stock or options, or any combination, at our election. Mr. Bernard will also be entitled to receive the various benefits offered by us from time to time to our employees. We will agree to pay an annual premium of no more than $20,000 for a term life insurance policy for the benefit of a beneficiary to be designated by Mr. Bernard. Prior to the time of the Spinoff, Mr. Bernard will receive options to purchase                      shares of our common stock. These options will be exercisable for a ten-year period at a purchase price per share of $            , which will be equal to the subscription price in the rights offering. Twelve and one-half percent of the options so granted will vest on each six month anniversary of the distribution date. If we terminate Mr. Bernard’s employment without “cause” (as will be defined in his employment agreement) on or before the second anniversary of the distribution date, we will pay to Mr. Bernard the remaining amount of his base salary payable to him through the second anniversary of the distribution date. Additionally, if Mr. Bernard resigns or we terminate his employment with or without cause, we may, at our option, elect to pay him an optional payment as follows:

(i) an amount equal to his then current base salary, in which case the period during which he agrees not to compete with our business shall be extended for an additional one year period; or

(ii) an amount equal to one-half of his then current base salary, in which case the period during which he agrees not to compete with our business shall be extended for an additional six (6) months.

The employment agreement we expect to enter into with Mr. Killough will provide for an initial base salary of $375,000 per annum, plus, for fiscal year ending January 31, 2006 a potential cash bonus up to 25% of his base salary for financial targets achieved. Mr. Killough will also be entitled to receive the various benefits offered by us from time to time to our employees. Prior to the Spinoff, Mr. Killough will receive options to purchase                      shares of our common stock. These options will be exercisable for a ten-year period after the distribution date at a purchase price per share $            , which is equal to the subscription price in the rights offering. 25% of the options so granted will vest on each anniversary of the distribution date. If we terminate Mr. Killough’s employment without “cause” (as will be defined in his employment agreement), we will pay to Mr. Killough his base salary for a period of twelve months following his termination.

Additionally, we have entered into various employment and severance arrangements with our other named executive officers. These arrangements include the following:

We have agreed, pursuant to the terms of an offer letter with Mr. Desjardins, to pay him an annual salary of $325,000 and a potential bonus of not less than 20% of his base salary, based upon whether we meet or exceed certain financial measures, along with individual performance considerations. The bonus has no cap. Prior to the Spinoff, Mr. Desjardins will receive options to purchase          shares of our common stock. These options will be exercisable for a ten-year period after the distribution date at a purchase price per share of $        , which is equal to the subscription price in the rights offering. 25% of the options so granted will vest on each anniversary of the distribution date. In addition, we agreed with Mr. Desjardins that (i) if we complete a sale of substantially all our assets, and (ii) the acquiring company terminates his employment within 12 months of the sale he will be entitled to one year’s base salary plus payment of all premiums for continuation of medical and dental insurance for one year. Furthermore, if we terminate Mr. Desjardins’ employment with us other than for “cause” (as defined in his offer letter) at any time prior to February     , 2007, he is entitled to his base salary plus payment of all premiums for continuation of medical and dental insurance for one year after the date of such termination.

We have agreed, pursuant to the terms of an offer letter with Mr. Firestone, to pay him an annual salary of $235,000 and a potential bonus of not less than 10% of his base salary, based upon whether we meet or exceed certain financial measures, along with individual performance considerations. Prior to the Spinoff, Mr. Firestone will receive options to purchase          shares of our common stock. These options will be exercisable for a ten-year period after the distribution date at a purchase price per share of $         , which is equal to the subscription price in the rights offering. 25% of the options so granted will vest on each anniversary of the distribution date. In addition, we have agreed with Mr. Firestone that (i) if we complete a sale of substantially all our assets, and (ii) the acquiring company terminates his employment within 12 months of the sale he will be entitled to six month’s base salary plus payment of all premiums for continuation of medical and dental insurance for the six months.

Other Compensatory Plans and Arrangements

The 2005 dELiA*s Stock Option Plan. Under the 2005 dELiA*s Stock Option Plan, a maximum of                      shares of our common stock may be subject to grants of options or awards of restricted stock to certain of our officers, directors and key employees. Options granted under the 2005 dELiA*s Stock Option Plan, will be either non-qualified options, which do not satisfy the requirements of Section 422 of the Tax Code, or incentive stock options, which do satisfy such requirements. No person may be granted options under the 2005 dELiA*s Stock Option Plan for more than                      shares of our common stock in any one-year period. Shares of common stock covered by options that terminate or are canceled prior to exercise and shares of restricted stock that are returned to us will again be available for grants of options and awards of restricted stock. Also, if the option price or any applicable tax withholding obligation payable upon exercise of an option is satisfied by the tender or withholding of shares of common stock, the number of shares so tendered or withheld will be eligible for grants of options and awards of restricted stock under the stock incentive plan. The option price for incentive stock options may not be less than 100% of the fair market value of our common stock at the time of grant.

Our board will pass resolutions stating that the authority of the administrator of the 2005 dELiA*s Stock Option Plan to grant options and other securities under the plan shall be limited so as to require the approval of

the compensation committee of the board if the grant (i) is for more than                      shares of our common stock to any single grantee, (ii) would, when combined with all other grants made during the fiscal quarter in which it was made, result in aggregate grants for more than                      shares of our common stock during such fiscal quarter, net of option cancellations and expirations during such fiscal quarter; or (iii) is to one of our officers or directors.

The compensation committee of our board of directors, which will be comprised solely of two or more “non-employee directors” under Rule 16b-3(b)(3) of the Exchange Act, will have full and exclusive authority to administer the 2005 dELiA*s Stock Option Plan and to take all actions specifically contemplated by the plan or necessary or appropriate in connection with its administration. The compensation committee, or its designees, will select the individuals who will receive options or stock appreciation rights under the plan. The compensation committee will also determine the terms of the options and awards (to the extent not in the plan) and interpret the options and awards. The committee may:

•	provide for the extension of the exercisability of an option;

•	accelerate the vesting or exercisability of an option, restricted stock or cash award;

•	eliminate or make less restrictive any restrictions applicable to an option, restricted stock or cash award;

•	waive any restriction or other provision of the plan or any option, restricted stock or cash award; or

•	otherwise amend or modify an option, restricted stock or cash award in any manner that is either:

•	not adverse to the optionee or holder of restricted stock or cash award to whom such option, restricted stock or cash was granted; or

•	consented to by the optionee or holder of restricted stock or cash award.

The committee may correct any defect, supply any omission or reconcile any inconsistency in the plan or in any award in the manner and to the extent it deems necessary or desirable to further the purposes of the plan. The plan provides that any decision of the committee in the interpretation and administration of the plan is final, conclusive and binding on all parties concerned.

Options will become exercisable at such time or times not more than ten years from the date of grant as may be provided by their terms. The committee may, however, accelerate the time at which an option is exercisable without regard to its terms. Generally, all unvested options terminate immediately if the optionee ceases to be our employee or an employee of any of our affiliates, or ceases to be a director, for any reason other than death, retirement or disability. All rights to exercise an exercisable option terminate 30 days after the date the optionee ceases to be our employee or an employee of any of our affiliates, or ceases to be a director, for any reason other than death, retirement or disability; provided, however, that, if such termination of employment is involuntary on the part of the optionee and without “cause” as defined in the stock incentive plan, such option, to the extent then exercisable, or on such accelerated basis as the committee may determine, may be exercised for the lesser of 90 days from the date of such termination of employment or provision of services or the remainder of such option’s term; and provided, further, that if the optionee dies within such period, any unexercised option held by such optionee shall, notwithstanding the expiration of such period, continue to be exercisable to the extent to which it was exercisable at the time of death for a period of 12 months from the date of such death or until the expiration of the stated term of such stock option, whichever period is shorter. In the event of an optionee’s death, an exercisable option will terminate 12 months thereafter. In the event of an optionee’s disability and resulting termination of employment, an exercisable option will terminate three months after such optionee’s employment termination date; provided, however, that if the optionee dies within such period, an unexercised option held by such optionee shall, notwithstanding the expiration of such three month period, continue to be exercisable to the extent to which it was exercisable at the time of death for a period of 12 months from the date of such death or until the expiration of the stated term of such option, whichever period is shorter.

Unless otherwise determined by the compensation committee and provided in the agreement evidencing an option, no option will be transferable except by will or the laws of descent and distribution, and during the lifetime of the optionee the option may be exercised only by the optionee or the optionee’s guardian or legal representative. The exercise price of options may be paid in cash, by check or wire transfer or, with the consent of the committee, by delivery of shares of our common stock, including actual or deemed multiple exchanges of shares. We may satisfy our tax withholding obligations by retaining shares of our common stock that would otherwise be issuable on exercise by an optionee or deliverable upon vesting of an award of restricted stock.

The plan will contain anti-dilution provisions applicable in the event of a change in the number of outstanding shares of our common stock as a result of a subdivision or consolidation of outstanding shares, declaration of a dividend payable in shares or other stock split, in which event appropriate adjustments may be made in:

•	the maximum number of shares subject to the plan;

•	the number of shares and option prices under then outstanding options;

•	the number of shares of restricted stock previously awarded under the plan; and

•	the number of shares that may be granted to any person in any one-year period under the plan.

Similar adjustments will also be made in the event of any other recapitalization or capital reorganization of us, any consolidation or merger of us with another corporation or entity, the adoption by us of any plan of exchange affecting the shares of our common stock or any distribution to our stockholders of securities or property (other than normal cash dividends or dividends payable in shares of our common stock), to the extent necessary to preserve, without exceeding, the value of then outstanding options and shares of restricted stock. In the event of a merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the compensation committee will be authorized to issue new options or shares of restricted stock as it determines is appropriate in substitution for, or to reflect the assumption of, any other option, restricted stock grant or other award, whether or not awarded under the plan.

Our board of directors may, at any time, amend, suspend or terminate the plan for any purpose permitted by law. However, no amendment or alteration that would adversely affect the rights of any holder of an option, restricted stock or cash award under any award previously granted to such person may be made without the consent of such person. Also, after the plan has been approved by our stockholders, our board of directors may not amend the plan to increase the maximum number of shares of our common stock subject thereto and is prohibited by the terms of the plan from decreasing the option price below 100% of the fair market value at the time of grant without first obtaining the approval of our stockholders.

The plan also provides that shares of restricted stock may be awarded by the compensation committee to such eligible recipients as it may determine from time to time. As used in the plan, “restricted stock” means shares of our common stock that does not irrevocably vest in the holder and may not be sold, exchanged, pledged, transferred, assigned or otherwise encumbered or disposed of until the terms and conditions set by the committee (which terms and conditions may include, among other things, the achievement of specific goals) have been satisfied. We refer to such time period as the “restricted period.” During the restricted period, unless specifically provided otherwise in accordance with the terms of the plan, the recipient of restricted stock would be the record owner of such shares and have all the rights of a stockholder with respect to such shares, including the right to vote and the right to receive dividends or other distributions made or paid with respect to such shares.

No individual may be awarded restricted stock subject to performance goals designed to comply with Section 162(m) of the Tax Code having a value of more than $1.0 million in any given one-year period. The plan provides that the committee has the authority to cancel all or any portion of any outstanding restrictions prior to the expiration of the restricted period with respect to all or any of the shares of restricted stock awarded to an individual on such terms and conditions as the compensation committee may deem appropriate. Except as otherwise provided in the applicable restricted stock award agreement, if during the restricted period an individual to whom restricted stock has been awarded ceases to be our employee or an employee of one of our affiliates, or ceases to be one of our directors for any reason, any restricted stock remaining subject to restrictions will be forfeited by the individual and transferred at no cost to us unless otherwise determined by the committee.

Our 401(k) Plan. We sponsor a defined contribution retirement plan that contains provisions for cash or deferred arrangements under Section 401(k) of the Internal Revenue Code. The arrangements allow eligible employees to contribute a percentage of annual base compensation, before federal income taxes, to the plan. For 2005, the maximum annual contribution is $14,000. In addition, a participant who is at least age 50 or attains age 50 during the year may elect to make an additional “catch-up contribution” of up to $4,000. Participants may also contribute up to 10% of base compensation each pay period after federal income taxes are withheld.

A participant may choose to invest his or her account balance among one or a combination of mutual funds that are valued on a daily basis.

Account balances become distributable to the participant at the cessation of employment, retirement, receipt of benefits under our long-term disability plan or death. Participants have various options available to them as to the timing and method of distribution.

Our executive officers are eligible to participate in the plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with Alloy, Inc.

We are currently a group of wholly-owned subsidiaries of Alloy, Inc. and our results are included in Alloy, Inc.’s consolidated financial results. After the Spinoff, we will be an independent public company and our results of operations will no longer be consolidated with those of Alloy, Inc. Furthermore, except as described below and in “Relationship Between Alloy, Inc. and Us After the Spinoff,” and except for any commercial relationships in the ordinary course of business, all contractual relationships existing prior to the Spinoff between Alloy, Inc. and us will be terminated.

Agreements with Alloy, Inc.

Prior to the Spinoff, we and Alloy, Inc. will enter into certain agreements that are described in detail below or under “Relationship Between Alloy, Inc. and Us After the Spinoff.” Copies of the forms of these agreements are filed as exhibits to the registration statement on Form S-1 relating to our common stock of which this prospectus is part. These agreements are as follows:

Distribution Agreement. We will enter into a distribution agreement with Alloy, Inc. providing for, among other things, the corporate transactions required to effect the Spinoff, the terms of and conditions to the Spinoff and other arrangements relating to the Spinoff. The distribution agreement will also provide for certain mutual obligations in connection with the Spinoff, including indemnification obligations. See “Relationship Between Alloy, Inc. and Us After the Spinoff.”

Tax Separation Agreement. We will enter into a tax separation agreement with Alloy, Inc. in order to allocate the responsibilities for the payment of taxes for the pre-Spinoff periods arising out of certain tax matters. In addition, pursuant to the agreement, we will agree that we will not liquidate, dispose of a certain level of our assets within two years of the Spinoff, or take any other action which would cause the Spinoff to fail to qualify as a tax-free transaction, subject to certain specified exceptions. In addition, we will also agree, in certain circumstances, to indemnify Alloy, Inc. against any tax liability that is incurred as a result of the failure of the Spinoff to qualify as a tax-free transaction. The agreement will allocate responsibilities for certain miscellaneous matters such as the filing of tax returns, maintenance of records, and procedures for handling certain audits and examinations. See “Relationship Between Alloy, Inc. and Us After the Spinoff.”

Trademark and Servicemark Agreements. Alloy, Inc. and we will enter into an agreement pursuant to which Alloy, Inc. will agree to transfer to us rights in and to certain trademarks and servicemarks used exclusively in our business. With respect to certain Alloy and CCS trademarks and servicemarks covering goods and services applicable to both of our businesses, we have agreed with Alloy, Inc. that we and it will become joint owners by assignment of those marks. Thereafter, we and Alloy, Inc. will file instruments with the PTO to request that the PTO divide these jointly owned marks between us such that we each would own the registrations for those trademarks for the registration classes covering the goods and services applicable to our respective businesses. We have agreed to negotiate in good faith with Alloy, Inc. regarding terms of use of such jointly owned marks if the PTO denies our request to divide these marks.

Technology Transition Services Agreement. We will enter into the following technology transition service agreements with Alloy, Inc.:

Managed Services Agreements. Pursuant to a managed services agreement, Alloy, Inc. will provide us with website hosting, database management, data communication management, security and other managed services in support of our e-commerce webpages and applications. We will pay to Alloy, Inc. a monthly recurring fee in the amount of $75,000 for co-location, bandwidth and other facility related services, which fee is based upon certain agreed upon maximum usage. Usage above the agreed upon maximums will be billed on an “as incurred” basis at Alloy, Inc.’s then current rates for such usage, while third party labor rates will be billed at cost plus 5%. Additional services will also be available from Alloy, Inc. as may be requested by us or which Alloy, Inc. may deem reasonably necessary, which services will be billed on a time and material or project basis. The managed services agreement will have an initial term of six months, which term shall automatically renew for an additional six months at the end of the initial term unless either party terminates such agreement with three months written notice. Either party may also terminate such agreement upon the occurrence of certain events, such as bankruptcy of the other party, or if the other party is in material breach of this agreement after having been given written notice and a reasonable opportunity to cure such breach.

Application Software License Agreement. Alloy, Inc. will license to us the right to use its proprietary e-commerce software. We will pay to Alloy, Inc. a flat monthly fee of $6,000, or $2,000 per month per e-commerce website utilizing the software, whichever is less. This license shall be a limited, royalty free license with an initial term of six months, which term shall automatically renew for an additional six months at the end of the initial term unless either party terminates such agreement with six months written notice. Either party may also terminate this license agreement immediately if the other party is in material breach of this agreement after having been given written notice and a reasonable opportunity to cure such breach.

Professional Services Agreement. Alloy, Inc. will provide to us technology related professional services in three primary functional areas: software license support; database and list support services and other database services.

•	The professional services related to software license support include general client facing and middleware applications and updates and maintenance as necessary. If we request, Alloy, Inc. will also provide to us additional related professional services, such as development of a gift card registry, points programs or color swatches. All professional services falling within this software license support category will be charged to us at a flat fee of $15,000 per quarter.

•	The professional services associated with database and list management include regular and routine list hygiene, providing third party access for updating and enhancements and affording access to the data for list selection. These services will be provided on a time and material basis, with a minimum commitment of $15,000 per month.

•	If we request, Alloy, Inc. will also provide to us additional database related professional services, which services shall include analytic, data cubing or other business intelligence services. These additional professional services will be charged to us on a time and material basis or project basis with no monthly minimum commitment.

The term of the professional services agreement will be for one year, but we can cease using any or all of the services provided pursuant to such agreement at any time with six months prior written notice. Either party may also terminate the professional services agreement immediately if the other party is in material breach of the professional services agreement after having been given written notice and a reasonable opportunity to cure such breach.

Database Data Transfer Agreement. We and Alloy, Inc. will jointly own all data collected through any dELiA*s, Alloy or CCS data acquisition channel prior to the Spinoff (excluding credit card data), subject to applicable laws and privacy policies. Alloy, Inc. will be restricted from using certain of such data for the benefit of our competitors or transferring certain of such data to our competitors. We will have full access to all the data without limitation, but we will agree not to use any of the data other than in connection with our merchandising and retail store activities, except in limited situations.

Media Services Agreement

We will enter into a media services agreement with Alloy, Inc. pursuant to which Alloy, Inc. will be appointed as our exclusive sales agent for the purpose of providing the following media and marketing related services to us:

•	Internet Advertising. We will make available certain agreed upon advertising units on our e-commerce webpages to Alloy, Inc. Alloy, Inc. may use such space to advertise third-party products and services or advertise its own products and services, as Alloy, Inc. determines in its sole discretion, subject to certain limitations. In addition, Alloy, Inc. will also be responsible for the content deployment and maintenance of such advertising. In exchange, we will be entitled to a fee of $20,000 per month.

•	Catalog Advertisements and Insertions. We will make available to Alloy, Inc. an agreed upon number of advertising pages in each direct mail catalog we circulate. Alloy, Inc. may sell the space on these pages to advertise third-party products and services or use such pages to advertise their own products and services. We will also make available to Alloy, Inc. space within each catalog to offer third parties the right to place insertions. In exchange, we will receive 25% of the difference between gross revenues collected by Alloy, Inc. from sales of such pages and insertions and the costs of the printing, paper, and postage and third party commissions paid by Alloy, Inc. to generate such revenues.

•	Sampling. We will make available to Alloy, Inc. an agreed upon number of inventory slots which Alloy, Inc. can offer to third parties for distributing samples via our outgoing catalog and e-commerce webpages order fulfillment packages, subject to agreed upon specifications for size and weight. In addition, we will, and will cause our subsidiaries to, make available to Alloy, Inc. the right to offer to third parties in-store promotion at all retail locations. We will receive 20% of the difference between gross revenues collected by Alloy, Inc. from such sampling and promotion activities and the incremental out of pocket shipping and handling costs incurred in connection with such activities.

•	Database Collection and Marketing. We will, subject to the provisions of applicable law and our privacy policies as in effect from time to time, share all demographic and order data collected online or offline (excluding credit card data) in connection with our business activities following the Spinoff with Alloy, Inc. Alloy, Inc. may use such data for direct marketing purposes, both for its own benefit and for the benefit of third parties, subject to limited exceptions. In addition, Alloy, Inc. may also make such data available to third parties to market directly to persons. Alloy, Inc. will agree, however, not to use certain data in competition with us or make such data available to any of our competitors. In exchange for transferring data to Alloy, Inc., Alloy, Inc. will (i) make available data collected through its media acquisition channels to us to use in connection with our activities and retail store site selection activities and (ii) share with us any updates and enhancements it makes to the data we share with Alloy, Inc.

As our exclusive sales agent, Alloy, Inc. will be responsible for all interactions with third parties who wish to offer products or services through any of our media assets, including negotiating and executing agreements, invoicing and collections, subject to certain limited exclusions. All advertisements and media campaigns placed through Alloy, Inc. will be subject to agreed upon guidelines and standards. The initial term of this agreement will be three years, subject to renewal for an additional maximum two-year period if certain performance thresholds are met. Alloy, Inc. may assign some or all of its rights or obligations under this agreement to its subsidiaries.

OCM Call Center Agreement. Prior to the distribution, we and Alloy, Inc. will enter into an agreement pursuant to which we will provide certain call center services to On Campus Marketing, LLC, Collegiate Carpets, LLC, and Carepackages, LLC, which are indirect subsidiaries of Alloy, Inc. See “Relationship Between Alloy, Inc. and Us After the Spinoff.”

Backstop Agreement With MLF

In connection with the rights offering, we entered into the Backstop Agreement with MLF, whereby MLF has agreed to cause the MLF Funds to exercise their pro rata share of the rights issued as part of the rights offering and to backstop the rights offering. MLF, either directly or through the MLF Funds, will purchase all shares that remain unsold in this offering at the same $             subscription price per share. Under the Backstop Agreement, we have made representations and warranties relating to our organization, good standing, capitalization and other corporate matters, due authorization of the back stop agreement and the issuance of the rights in the offering and absence of brokers. MLF made similar representations relating to its organization and corporate power, due authorization of the back stop agreement and the transactions contemplated thereby, absence of brokers and its understanding of the investment risks associated with the rights it will be assuming and exercising pursuant to the Backstop Agreement.

Each party’s obligation to consummate the transactions contemplated by the Backstop Agreement are subject to certain conditions, including, without limitation, completion of the Spinoff, obtaining all necessary third party consents, effectiveness of the registration statement of which this prospectus is part, no legal or judicial barriers to the rights offering, the listing of the common stock underlying the rights on Nasdaq, and the other party’s representations and warranties therein being true and correct as of the closing date. The Backstop Agreement may be terminated at any time (i) by mutual written consent of the parties; (ii) by either party if any governmental entity has issued any suit or action challenging the validity or legality or seeking to the restrain the consummation of the transactions contemplated by the Backstop Agreement; (iii) by us, if MLF breaches in any material respect any of its representations, warranties or covenants; (iv) by MLF, if we or Alloy, Inc. breach in any material respect any of our representations, warranties or covenants, and (v) by Alloy, Inc. prior to the distribution date for any reason. Additionally, the Backstop Agreement will terminate automatically if the Spinoff has not been completed on or before December 31, 2005. We have agreed to indemnify MLF for any losses suffered as a result of any breach of any representation, warranty, covenant or agreement made by us contained in the Backstop Agreement. In order to compensate MLF for entering into the Backstop Agreement, MLF will receive a non-refundable fee of $50,000 upon the approval of the Spinoff by Alloy, Inc.’s board of directors. In addition, if the rights offering is initiated, we agreed to issue to MLF or the MLF Funds, as a non-refundable fee, ten-year warrants to purchase                      shares of our common stock. Such warrants will be exercisable at $            , which is equal to the subscription price per share for exercise of the rights by our other stockholders. We have also agreed (i) to take such action as is necessary to render inapplicable the provisions of Section 203 of the General Corporation Law of the State of Delaware as it relates to MLF and the MLF Funds; (ii) to take such action as is necessary to provide that none of MLF or the MLF Funds shall be deemed an “Acquiring Person” pursuant to the provisions of the stockholder rights agreement to be entered into as of the effective date of the Spinoff by us and AST, as the rights agent (the “Rights Plan”), unless and until MLF, the MLF Funds and their respective Affiliates and Associates (as such terms are defined in the Rights Plan) become the Beneficial Owner (as such term is defined in the Rights Plan) of more than 30% of our common stock.

We also have entered into a registration rights agreement with MLF under which we will, at our expense, agree to file with the SEC one or more registration statements covering the resale of the shares of common stock to be purchased by the MLF Funds in the rights offering and the shares issuable upon exercise of the warrants to be issued as compensation for agreeing to backstop the rights offering.

We have agreed in the registration rights agreement to bear all expenses of the registration of the shares of common stock purchased by MLF and the MLF Funds or issuable upon exercise of the warrants including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws. The selling stockholders will pay all underwriting discounts and selling commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the selling stockholders, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, or the selling stockholders will be entitled to contribution to the extent we are unable to provide such indemnification. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders for use in the prospectus prepared in connection with any such registration, and we will be entitled to contribution to the extent they are unable to provide such indemnification.

Common Directors

Matthew L. Feshbach, who is a director of Alloy, Inc., will be our Chairman of the board following the Spinoff.

PRINCIPAL STOCKHOLDERS

Prior to the distribution and the private placement to certain of our senior officers that is expected to close on or about the Spinoff Record Date, all of the outstanding shares of our common stock will be owned by Alloy, Inc. The address of Alloy, Inc.’s principal executive offices is Alloy, Inc., 151 W. 26th Street, 11th Floor, New York, NY 10001.

The following table sets forth information regarding the projected beneficial ownership of our common stock immediately after the Spinoff by:

•	each person or entity known by us to beneficially own more than 5% of the outstanding Alloy, Inc. common stock;

•	each of the persons currently expected to be one of our directors;

•	each of our named executive officers; and

•	all persons currently expected to be our directors and executive officers after the distribution, as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock issuable upon exercise or conversion of options, warrants and convertible securities that were exercisable or convertible on or within 60 days after July 31, 2005 are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To the extent our directors and officers own shares of Alloy, Inc. common stock at the time of the Spinoff, they will participate in the Spinoff on the same terms as other holders of Alloy, Inc. common stock. In addition, following the Spinoff, Alloy, Inc. options held by these individuals will be converted to our options. For additional information on the conversion of these options, see “The Spinoff—Treatment of Alloy Inc. Stock Options.”

The percentage of common stock beneficially owned by the persons and entities listed in the table reflects the percentage of our common stock that would have been beneficially owned by the listed persons and entities on July 31, 2005, had the Spinoff Record Date occurred on that date, and is based on the number of shares of Alloy, Inc. stock beneficially owned by them on such date. The share amounts in the table, including those representing Alloy, Inc. stock options that are to be cancelled and replaced by our stock options following the distribution, reflect the expected distribution ratio of one share of our common stock for every two shares of Alloy, Inc. common stock held by the listed person or entity. The actual number of shares of our common stock that will be obtainable on the exercise of options will be adjusted based on the relative trading prices of our common stock and Alloy, Inc. common stock following the Spinoff. Therefore, the numbers shown in this table do not accurately reflect such adjustment. The percentage ownership of our common stock of each listed person or entity immediately following the distribution will be approximately the same as the percentage ownership of such person or entity immediately prior to the distribution and is calculated based on the number of shares of Alloy, Inc. common stock outstanding as of July 31, 2005.

Except where indicated in the footnotes below, the address for each director and executive officer listed is: c/o dELiA*s, Inc., 435 Hudson Street, New York, New York 10014. Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by such stockholders.

	Shares of Common Stock Beneficially Owned
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Total (%)
Executive Officers and Directors
Robert E. Bernard	49,000	(1)	*
Walter Killough	14,428	(2)	*
Andrew L. Firestone	2,462	(3)	*
David Desjardins	—	(4)	*
Matthew L. Feshbach(5)	3,750,565	(6)	16.09%
All current directors and executive officers as a group (5 persons)	3,816,451		16.37%

Five Percent Stockholders
Fletcher Asset Management, Inc.(7)(8)	1,687,495		7.24%
Kern Capital Management, LLC(8)(9)	1,530,500		6.57%
Michael A. Roth and Brian J. Stark(8)(10)	1,538,753	(10)	6.60%
MLF Offshore Portfolio Company, LP and related entities(8)	3,744,541	(5)	16.06%

*	Less than 1%.
(1)	Includes (i) 9,250 shares owned by Mr. Bernard’s children and (ii) 37,500 shares obtainable upon the exercise of options. It does not include shares of our common stock to be acquired in the private placement that is expected to be consummated shortly before the distribution date.
(2)	Includes 12,500 shares obtainable upon the exercise of options. It does not include shares of our common stock to be acquired in the private placement that is expected to be consummated shortly before the distribution date
(3)	Consists of 1,875 shares subject to currently exercisable options held by Mr. Firestone. It does not include shares of our common stock to be acquired in the private placement that is expected to be consummated shortly before the distribution date.
(4)	Does not include shares of our common stock to be acquired in the private placement that is expected to be consummated shortly before the distribution date.
(5)	MLF Investments, LLC (MLFI), MLF Holdings, LLC (MLF Holdings), MLF Capital Management L.P. (MLF Capital), MLF Offshore Portfolio Company, L.P. (MLF Offshore), MLF Cayman GP, Ltd. (MLF Cayman) and Matthew L. Feshbach are deemed to be 10% owners of the Company. 3,744,541 shares are owned directly by MLF Offshore. Each of MLFI, MLF Capital, MLF Holdings, MLF Cayman and Matthew L. Feshbach may be deemed to have beneficial ownership of such shares and share voting and dispositive power with respect to such shares. Each of MLFI, MLF Capital and MLF Holdings is located at 455 North Indian Rocks Road, Suite B, Belleair Bluffs, FL 33770. MLF Offshore and MLF Cayman are located at c/o Trident Trust Company (Cayman) Ltd., One Capital Place, George Town, Grand Cayman, Cayman Islands.
(6)	Includes (i) 3,744,541 shares owned by MLF Offshore Portfolio Company, L.P., a limited partnership organized and existing under the laws of the Cayman Islands; (ii) 625 shares obtainable by Matthew L. Feshbach upon the exercise of options; and (iii) 5,399 shares granted to Matthew L. Feshbach as restricted stock under an Alloy, Inc. stock incentive plan, which shares are subject to Alloy, Inc.’s right of repurchase in certain circumstances outlined in a restricted stock agreement between Mr. Feshbach and Alloy, Inc. Alloy, Inc.’s right of repurchase with respect to the 5,399 shares of such restricted stock lapses with respect to 1,799 shares on February 1, 2006, with respect to an additional 1,800 shares on February 1, 2007, and with respect to all 5,399 shares on February 1, 2008. Matthew L. Feshbach’s business address is 455 North Indian Rocks Road, Suite B, Belleair Bluffs, FL 33770.
(7)	Includes 509,645 shares subject to a currently exercisable warrant held by Fletcher International, Ltd., an affiliate of Fletcher Asset Management, Inc. Fletcher Asset Management, Inc. is located at 22 East 67th Street, New York, NY 10021.
(8)	The information in this table with respect to Fletcher Asset Management, Inc., LDIG Aloy, Inc., Kern Capital Management, LLC, Matthew L. Feshbach and Michael A. Roth and Brian J. Stark is based on filings on Schedule 13D, Schedule 13G or Form 4s made by each with the SEC prior to July 31, 2005.

(9)	Kern Capital Management, LLC is located at 114 West 47th Street, Suite 1926, New York, NY 10036.
(10)	Represents an aggregate of 1,538,753 shares held by Shepard Investments International, Ltd. (“Shepard”) and Stark International. Michael A. Roth and Brian J. Stark direct the management of Stark Offshore Management, LLC (“Stark Offshore”), which has sole power to direct the management of Shepard, and Stark Onshore Management, LLC (“Stark Onshore”), which has sole power to direct the management of Stark International. The principal business office of Michael A. Roth and Brian J. Stark is located at 3600 South Lake Drive, St. Francis, Wisconsin 53235.

DESCRIPTION OF CAPITAL STOCK

The following information reflects our amended and restated certificate of incorporation and amended and restated by-laws as these documents will be in effect at the time of the Spinoff.

The description of our capital stock and certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws is a summary and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. The following summary of certain provisions of our common stock and preferred stock is not complete and may not contain all the information you should consider before investing in our common stock. We encourage you to read our amended and restated certificate of incorporation, our amended and restated bylaws and our shareholder rights agreement that creates the rights to acquire shares of our Series A junior participating preferred stock upon the occurrence of certain events because they, and not this summary, define the rights of holders of our common stock, preferred stock and the associated rights. We will file our amended and restated certificate of incorporation, our amended and restated bylaws and our shareholder rights agreement with the SEC. See “Where You Can Find More Information” for information on how to obtain these documents.

Description of Common Stock

We will be authorized to issue 100,000,000 shares of common stock, $0.01 par value per share. As of July 31, 2005, there were 1,000 shares of our common stock issued and outstanding, all of which were owned by Alloy, Inc. In addition, we will issue                      additional shares to Alloy, Inc. in exchange for the transfer from Alloy, Inc. to us of certain assets. Thereafter, an additional                      shares of our common stock will be sold certain members of our senior management for an aggregate purchase price of $1.2 million in a private placement transaction that will close prior to the effectiveness of the Spinoff. These shares will be sold by us at a price per share equal to the subscription price payable in the rights offering.

Each share of our common stock is entitled to one vote on every matter properly submitted to the stockholders for their vote. After satisfaction of the dividend rights of holders of any preferred stock, holders of common stock are entitled to any dividend declared by our board out of funds legally available for that purpose. After the payment of liquidation preferences to holders of any preferred stock, holders of common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to stockholders in the event of our liquidation, dissolution or winding up. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The rights, preferences and privileges of holders of common stock are subject to, and may be injured by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Description of Preferred Stock

We are authorized to issue, without stockholder approval, up to 25,000,000 shares of preferred stock, $0.01 par value per share, having rights senior to those of our common stock. As of                     , 2005, we had authorized the issuance of 1,000,000 shares of Series A junior participating preferred stock, none of which were outstanding.

Our board of directors is authorized to issue additional shares of preferred stock in one or more series and to fix and designate the rights, preferences, privileges and restrictions of the preferred stock, including:

•	dividend rights;

•	conversion rights;

•	voting rights;

•	redemption rights and terms of redemption; and

•	liquidation preferences.

Our board may fix the number of shares constituting any series and the designations of these series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by a certificate of designation relating to each series.

Our issuance of preferred stock may have the effect of delaying or preventing a change in control. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Delaware Law and Certain Charter and By-law provisions

The provisions of Delaware law and of our amended and restated certificate of incorporation and amended and restated by-laws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or our best interests.

Delaware Statutory Business Combinations Provision. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. See “—Delaware Business Combination Statute.”

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. Our amended and restated by-laws will provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 45 days nor more than 75 days prior to the anniversary of the mailing date for proxy materials relating to the previous year’s annual meeting or, if the date of the annual meeting is held more than 30 days before or 60 days after the date of the previous year’s annual meeting, such notice must be delivered before the later of 90 days prior to the date of the annual meeting and 10 days after the date of the meeting is announced publicly. For a special meeting, the notice must generally be delivered by the later of 90 days prior to the special meeting or 10 days following the day on which public announcement of the meeting is first made. Detailed requirements as to the form of the notice and information required in the notice will be specified in our amended and restated by-laws. If it is determined that business was not properly brought before a meeting in accordance with our by-law provisions, such business will not be conducted at the meeting.

Special Meetings of Stockholders. Special meetings of the stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation will not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Super-Majority Stockholder Vote Required to Amend our By-laws. The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless the corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation will require a 70% vote for any amendment to, or repeal of, our by-laws by the stockholders. Our by-laws may be amended or repealed by a simple majority vote of the board of directors.

Rights Plan

The Rights Agreement

Our board of directors will adopt a stockholders’ rights agreement prior to consummation of the Spinoff. Pursuant to our rights agreement, one preferred share purchase right will be issued for each outstanding share of our common stock. Our rights will be issued subject to the terms of our rights agreement.

Our board of directors will adopt our rights agreement to protect our stockholders from coercive or otherwise unfair takeover tactics. In general terms, our rights agreement works by imposing a significant penalty upon any person or group that acquires 15% or more (or more than 30% with respect to MLF and the MLF Funds) of all of our outstanding common stock without the approval of our board of directors.

We provide the following summary description below. Please note, however, that this description is only a summary, is not complete, and should be read together with our entire rights agreement, which will be publicly filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

The Rights

Our board of directors authorized the issuance of one right for each share of our common stock outstanding on the date the Spinoff is completed.

Our rights initially trade with, and are inseparable from, our common stock. New rights will accompany any new shares of common stock we issue after the date this Spinoff is completed until the date on which the rights are distributed as described below.

Exercise Price

Each of our rights will allow its holder to purchase from us one one-hundredth of a share of our Series A junior participating preferred stock for $60.00 per share, once the rights become exercisable. Prior to exercise, a right does not give its holder any dividend, voting or liquidation rights.

Exercisability

Our rights will not be exercisable until:

•	10 days after the public announcement that a person or group has become an “acquiring person” by obtaining beneficial ownership of 15% or more of our outstanding common stock; because MLF’s and the MLF funds’ ownership will be higher than that amount initially, the rights plan provides that MLF and the MLF funds will be deemed to be an “acquiring person” only if they acquire beneficial ownership of more than 30% of our outstanding common stock.

•	10 business days (or a later date determined by our board of directors before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person.

Until the date our rights become exercisable, our common stock certificates will also evidence our rights, and any transfer of shares of our common stock will constitute a transfer of our rights. After that date, our rights will separate from our common stock and be evidenced by book-entry credits or by rights certificates that we will mail to all eligible holders of our common stock. Any of our rights held by an acquiring person will be void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person

•	Flip In. If a person or group becomes an acquiring person, all holders of our rights except the acquiring person may, for the then applicable exercise price, purchase shares of our common stock with a market value of twice the then applicable exercise price, based on the market price of our common stock prior to such acquisition.

•	Flip Over. If we are later acquired in a merger or similar transaction after the date our rights become exercisable, all holders of our rights except the acquiring person may, for the then applicable exercise price, purchase shares of the acquiring corporation with a market value of twice the then applicable exercise price, based on the market price of the acquiring corporation’s stock prior to such merger or similar transaction.

Our Preferred Share Provisions

Each one one-hundredth of a share of our Series A junior participating preferred stock, if issued:

•	will not be redeemable;

•	will entitle holders to dividend payments in an amount equal to the dividend paid on one share of our common stock;

•	will entitle holders upon liquidation to receive an amount equal to the payment made on one share of our common stock;

•	will have the same voting power as one share of our common stock; and

•	if shares of our common stock are exchanged via merger, consolidation or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of our common stock.

The value of each one-hundredth interest in a share of our Series A junior participating preferred stock purchasable upon exercise of each right should approximate the value of one share of our common stock.

Expiration

Our rights will expire on the tenth anniversary of the completion of the Spinoff.

Redemption

Our board of directors may redeem our rights for $0.001 per right at any time before any person or group becomes an acquiring person. If our board of directors redeems any of our rights, it must redeem all of our rights. Once our rights are redeemed, the only right of the holders of our rights will be to receive the redemption price of $0.001 per right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Exchange

After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of our outstanding common stock, our board of directors may extinguish our rights by exchanging one share of our common stock or an equivalent security for each right, other than rights held by the acquiring person.

Anti-Dilution Provisions

Our board of directors may adjust the purchase price of our Series A junior participating preferred stock, the number of shares of our Series A junior participating preferred stock issuable and the number of our outstanding rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of our preferred stock or common stock. No adjustments to the purchase price of our Series A junior participating preferred stock of less than 1% will be made.

Amendments

The terms of our rights agreement may be amended by our board of directors without the consent of the holders of our rights. After a person or group becomes an acquiring person, our board of directors may not amend the agreement in a way that adversely affects holders of our rights.

Delaware Business Combination Statute

Section 203 of the DGCL provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

We have agreed to take such action as is necessary to render inapplicable the provisions of Section 203 as it relates to MLF and the MLF Funds. Other than with respect to MLF and the MLF Funds, we have not elected to be exempt from the restrictions imposed under Section 203. Accordingly, Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with us for a three-year period. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board of directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Transfer Agent And Registrar

AST is the transfer agent and registrar for our common stock.

Trading of Our Common Stock

We intend to file an application to have our common stock admitted for trading on the Nasdaq National Market under the trading symbol “DLIA.”

Limitation of Liability and Indemnification of Our Officers and Directors

Our restated amended and restated certificate of incorporation will provide that, as authorized by Section 102(b)(7) of the DGCL, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability imposed by law, as summarized below, as in effect from time to time:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than a “derivative” action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that no indemnification shall be made where the person is adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that the person is fairly and reasonably entitled to indemnity and expenses.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, and we will advance expenses to our directors and officers in connection with legal proceedings, subject to limited exceptions. Although at the present time we do not maintain any directors’ and officers’ insurance, because our officers and directors are covered under Alloy, Inc.’s directors’ and officers’ insurance policies, we will, in connection with the Spinoff, obtain insurance coverage for our directors and officers and provide reimbursement of payments made to them in respect of the indemnification provisions in our restated certificate of incorporation and restated bylaws. We believe that these indemnification provisions are necessary to attract and retain qualified directors and officers. The limitation on liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may not be enforceable against us if someone challenges these provisions. Nonetheless, these provisions may discourage our stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay costs of settlement and damage awards against directors and officers under these indemnification provisions.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences of the Spinoff to U.S. persons (as defined below) who are holders of Alloy, Inc. common stock and the material U.S. federal income tax consequences of the rights offering to holders of our common stock following the Spinoff. This discussion is intended for general information only and does not address all aspects of U.S. federal income taxation that might be relevant to such stockholders in light of their status or personal investment circumstances and does not discuss the U.S. federal income tax consequences to stockholders that are subject to special treatment under the U.S. federal income tax laws, such as persons who are non-U.S. persons, dealers or traders in securities or currencies, regulated investment companies, insurance companies, financial institutions, tax-exempt organizations, partnerships and other pass-through entities (or investors therein) or taxpayers that hold Alloy, Inc. common stock, or will hold our common stock, as a position in a “straddle,” or as part of a “hedging,” “conversion” or “integrated” transaction or that have a “functional currency” other than the U.S. dollar. In addition, this discussion does not address the tax consequences to holders of options in respect of Alloy, Inc. common stock or other persons who have received their Alloy, Inc. common stock as compensation or through a tax-qualified retirement plan. Also, this discussion does not address the tax consequences of the Spinoff or the rights offering under state, local and non-U.S. tax laws or U.S. federal tax laws other than the U.S. federal income tax laws. This discussion assumes that the Alloy, Inc. common stock that is, and our common that will be, held by the holders thereof will be held as a capital asset within the meaning of the Tax Code.

For purposes of this discussion, a “U.S. person” is a holder that is, for U.S. federal income tax purposes,

•	a citizen or resident of the United States,

•	a corporation created or organized in or under the laws of the U.S. or any political subdivision thereof,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

This discussion is based upon the Tax Code, regulations proposed or promulgated thereunder, judicial decisions relating thereto and current rulings and administrative pronouncements of the Internal Revenue Service, in each case as in effect as of the date of this document and all of which are subject to change at any time, possibly with retroactive effect. Any such change could alter the tax consequences to Alloy, Inc., us or you as an Alloy, Inc. common stockholder or a holder of our common stock as described directly below.

We have not sought, and will not seek, a ruling from the Internal Revenue Service regarding the federal income tax consequences of the Spinoff or the rights offering or the related share issuance. ACCORDINGLY, EACH HOLDER OF COMMON STOCK SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE SPINOFF, THE RIGHTS OFFERING OR THE RELATED SHARE ISSUANCE TO SUCH HOLDER.

The Spinoff is conditioned upon receipt by Alloy, Inc. of an opinion from Weil, Gotshal & Manges LLP, special tax counsel to Alloy, Inc., substantially to the effect that the Spinoff should qualify as a tax-free spin-off to Alloy, Inc. and to Alloy, Inc.’s common stockholders under the tax-free spin-off provisions of the Tax Code. Counsel’s tax opinion will not address whether, in connection with the Spinoff, Alloy, Inc. or any of its affiliates will recognize gains, if any, relating to certain intercompany transactions, including, without limitation, any such gains that may have arisen in connection with the 2002 fiscal year restructuring. No rulings have been requested from the Internal Revenue Service with respect to these matters and the opinion of Weil, Gotshal & Manges LLP is not binding on the Internal Revenue Service or the courts. Additionally, the opinion of Weil, Gotshal & Manges LLP is based on various representations and assumptions described therein. The opinion is based on current provisions of the Tax Code, regulations proposed or promulgated thereunder, judicial decisions relating thereto and current rulings and administrative pronouncements of the Internal Revenue Service, all of which are subject to change.

Assuming that the Spinoff qualifies as a tax-free spin-off, then for U.S. federal income tax purposes:

(i) An Alloy, Inc. common stockholder will not recognize any income, gain or loss as a result of the Spinoff, except with respect to any cash received in lieu of fractional shares;

(ii) An Alloy, Inc. common stockholder’s aggregate tax basis for his or her Alloy, Inc. common stock on which our common stock is distributed and our common stock received by such stockholder in the Spinoff (including a fractional share for which cash is received) will be the same as the basis of Alloy, Inc. common stock held by such stockholder immediately prior to the Spinoff. An Alloy, Inc. common stockholder’s tax basis will be allocated between his or her Alloy, Inc. common stock and our common stock received in the Spinoff (including a fractional share for which cash is received) in proportion to the fair market value of both the Alloy, Inc. common stock and our common stock on the date of the Spinoff;

(iii) An Alloy, Inc. common stockholder’s holding period for our common stock received in the Spinoff (including a fractional share for which cash is received) will include the holding period of the Alloy, Inc. common stock on which the distribution is made;

(iv) An Alloy, Inc, common stockholder that receives cash in lieu of a fractional share will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such stockholder’s basis in the fractional share. Such gain or loss will be long-term capital gain or loss if such stockholder is treated as having held such fractional share for more than one year. The deductibility of capital losses is subject to restrictions; and

(v) Alloy, Inc. will not recognize any gain or loss on the Spinoff, other than gains, if any, related to certain intercompany transactions (including, without limitation, any such gains that may have arisen in connection with the 2002 fiscal year restructuring) that may be recognized by Alloy, Inc. and members of its consolidated group for U.S. federal income tax purposes and included in Alloy, Inc.’s consolidated U.S. federal income tax return at the time of the Spinoff.

Current U.S. Treasury regulations require each Alloy, Inc. common stockholder who receives our common stock pursuant to the Spinoff to attach to his or her federal income tax return for the year in which the Spinoff occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability under the tax-free spin-off provisions of the Tax Code to the Spinoff. Alloy, Inc. will provide the appropriate information to each stockholder of record as of the Spinoff Record Date.

Receipt of the Rights

You will not recognize income for U.S. federal income tax purposes in connection with the receipt of rights in the rights offering.

Tax Basis and Holding Period of the Rights; Transfer of Rights

The tax basis of the rights received by you in the rights offering will be zero unless either (1) the fair market value of the rights on the date such rights are distributed are equal to at least 15% of the fair market value on such date of the common stock with respect to which they are received or (2) you irrevocably elect, in your U.S. federal income tax return for the taxable year in which the rights are received, to allocate part of the tax basis of such common stock to the rights. If you make an election, you must retain a copy of the election and the tax return with which it was filed in order to be able to substantiate any basis allocation upon a subsequent disposition of stock received upon exercise of the rights. If either (1) or (2) is true, a portion of your basis in the common stock with respect to which the rights are received will be allocated to such rights if you exercise the rights in proportion to the respective fair market values of the common stock and the rights on the date the rights are distributed. You should consult with your tax advisor regarding the value, if any, of the rights and the determination of the proper allocation of basis between the rights and the common stock with respect to which the rights are received.

Your holding period for the rights received in the rights offering will include your holding period for the common stock with respect to which the rights were received.

If you sell or otherwise transfer the rights received in the rights offering in a taxable transaction, you will recognize capital gain or loss in an amount equal to the difference between your basis in your rights and the amount of cash plus the fair market value of any other property received in exchange for the rights. Such gain or loss will be long term capital gain or loss, as the case may be, if you are treated as having held the rights for more than one year.

Expiration of the Rights

If you allow rights received in the rights offering to expire, you will not recognize any gain or loss. If you have tax basis in the rights, the tax basis of the common stock owned by you with respect to which such rights were distributed will be restored to the tax basis of such common stock immediately before the receipt of the rights in the rights offering.

Exercise of the Rights; Tax Basis and Holding Period of the Shares

Generally, you will not recognize any gain or loss upon the exercise of rights received in the rights offering, and the tax basis of the shares of common stock acquired through exercise of the rights will equal the sum of the subscription price for the shares and your tax basis, if any, in the rights as described above. The holding period for the shares of common stock acquired through exercise of the rights will begin on the date the rights are exercised.

Information Reporting and Backup Withholding

In general, you will be subject to backup withholding with respect to any cash received in lieu of fractional share and to the proceeds received on the sale or other taxable transfer of rights, unless you (1) are an entity (including a corporation or a tax-exempt entity) that is exempt from withholding and, when required, demonstrate this fact or (2) provide your Taxpayer Identification Number (“TIN”), certify that (i) the TIN provided is correct, (ii) you are a U.S. person (including a U.S. resident alien) and (iii) you are exempt from backup withholding, you have not been notified by the Internal Revenue Service that you are subject to backup withholding due to underreporting of interest or dividends, and you otherwise comply with the applicable requirements of the backup withholding rules. In addition, such amounts will be subject to information reporting requirements unless you are an exempt recipient (such as a corporation).

Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against your tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

PLAN OF DISTRIBUTION

Spinoff

Alloy, Inc. will effect the Spinoff after market close on the distribution date by releasing the shares of our common stock to be distributed in the Spinoff to AST, the distribution agent for the Spinoff. As of 5:00 p.m., New York time, on                     , 2005, the distribution agent will cause the shares of our common stock to which holders of Alloy, Inc. common stock on the Spinoff Record Date are entitled to be registered in their names. As of that time, such stockholders will become the record holder of that number of shares of our common stock.

You will receive shares of our common stock by book-entry transfer or through delivery of stock certificates representing such shares from the distribution agent. The distribution agent will begin distributing shares of our common stock on or promptly after                     , 2005. We currently estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete these mailings.

Rights Offering

On or about                     , 2005, we will distribute the rights, rights certificates and copies of this prospectus to individuals who owned shares of our common stock on the Rights Offering Record Date. Recipients of rights who wish to exercise their rights and purchase shares of our common stock must complete the rights certificate and return it with payment for the shares to the subscription agent, AST, at the following address:

By Mail or By Hand: American Stock Transfer & Trust Company 59 Maiden Lane Plaza Level New York, NY 10038	By Overnight Courier: American Stock Transfer & Trust Company Operations Center 6201 15th Avenue Brooklyn, NY 11219

See “The Rights Offering—Method of Exercising Rights.” If you have any questions, you should contact AST.

Other than as described herein, we do not know of any existing agreements between any stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the underlying common stock.

To the extent required, we will file, during any period in which offers or sales are being made, a supplement to this prospectus which sets forth, with respect to a particular offering, the specific number of shares of common stock to be sold, the name of the holder, the sales price, the name of any participating broker, dealer, underwriter or agent, any applicable commission or discount and any other material information with respect to the plan of distribution not previously disclosed.

In order to comply with certain states’ securities laws, if applicable, the shares of common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is satisfied.

LEGAL MATTERS

The validity of the issuance of the securities registered under this Registration Statement will be passed upon for us by Katten Muchin Rosenman LLP of Washington, DC. Weil, Gotshal & Manges LLP of New York, New York is expected to deliver an opinion to Alloy, Inc. regarding certain United States income tax matters in connection with the Spinoff.

EXPERTS

The consolidated financial statements and consolidated financial schedule as of January 31, 2005 and January 31, 2004 and for each of the three years in the period ended January 31, 2005 included in this prospectus and registration statement have been audited by BDO Seidman, LLP, independent registered public accountants, as stated in their reports appearing elsewhere herein, and are included in reliance upon the reports of that firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of dELiA*s Corp. for each of the three years in the period ending February 1, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We will file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings will be available to the public over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We intend to file an application to have our common stock accepted for trading on the Nasdaq National Market under the symbol “DLIA”. We expect the rights to be traded on the on the Nasdaq National Market under the symbol “DLIAR”.

This prospectus, which constitutes a part of a registration statement on Form S-1 filed by us with the SEC under the Act, omits certain of the information set forth in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and our common stock and debentures. Copies of the registration statement and its exhibits are on file at the offices of the Commission. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of the document filed as an exhibit to the registration statement.

dELiA*s Inc. AND SUBSIDIARIE S

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Page
Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at January 31, 2004 and 2005 and April 30, 2005 (unaudited)	F-3
Consolidated Statements of Operations for the fiscal years ended January 31, 2003, 2004 and 2005 and for the three months ended April 30, 2004 and 2005 (unaudited)	F-4
Consolidated Statements of Changes in Divisional Equity for the fiscal years ended January 31, 2003, 2004 and 2005 and the three months ended April 30, 2005 (unaudited).	F-5
Consolidated Statements of Cash Flows for the fiscal years ended January 31, 2003, 2004 and 2005 and the three months ended April 30, 2004 and 2005 (unaudited).	F-6
Notes to Consolidated Financial Statements	F-7
Financial Statement Schedule
The following financial statement schedule is included herein:
Schedule II—Valuation and Qualifying Accounts	F-36

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Alloy, Inc.

New York, New York

We have audited the accompanying consolidated balance sheets of dELiA*s, Inc. as of January 31, 2005 and 2004 and the related consolidated statements of operations, divisional equity, and cash flows for each of the three years in the period ended January 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of dELiA*s, Inc. at January 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

New York, New York

June 17, 2005

dELiA*s, Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	January 31, 2004	January 31, 2005	April 30, 2005
			(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$914	$6,503	$4,529
Restricted cash	3,270	—	—
Inventories, net	25,079	23,388	20,322
Prepaid catalog costs	1,949	2,588	2,095
Other current assets	1,544	1,825	1,357
Current assets of discontinued operations	2,314	2,764	2,967

Total current assets	35,070	37,068	31,270

Property and equipment, net	20,600	18,264	18,231
Goodwill	43,616	40,204	40,204
Intangible assets, net	5,036	3,522	3,404
Other non-current assets	306	477	459
Non-current assets of discontinued operations	22,981	21,947	10,617

Total assets	$127,609	$121,482	$104,185

LIABILITIES AND DIVISIONAL EQUITY
Current Liabilities:
Accounts payable	$16,273	$16,806	$10,135
Current portion of mortgage note payable	2,913	160	170
Accrued expenses and other current liabilities	21,974	17,904	17,769
Current liabilities of discontinued operations	566	822	584

Total current liabilities	41,726	35,692	28,658

Deferred credits	1,451	1,301	1,346
Other long term liabilities	1,790	1,234	1,244
Long-term portion of mortgage note payable	—	2,631	2,601

Total liabilities	44,967	40,858	33,849

Total divisional equity	82,642	80,624	70,336

Total liabilities and divisional equity	$127,609	$121,482	$104,185

See accompanying notes to consolidated financial statements.

dELiA*s, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	For the Fiscal Years Ended January 31,			For the Three Months Ended April 30,
	2003	2004	2005	2004	2005
				(unaudited)
Net revenues	$145,063	$166,465	$199,358	$40,532	$44,665

Cost of goods sold	83,514	100,891	127,441	26,878	28,337

Gross profit	61,549	65,574	71,917	13,654	16,328

Operating expenses:
Selling, general and administrative expenses	64,151	78,696	82,082	20,030	19,155
Impairment of goodwill	—	50,637	—	—	—
Impairment of indefinite-lived intangible assets	—	790	181	—	—
Impairment of long-lived assets	—	198	—	—	—
Restructuring charges	2,571	731	—	—	—

Total operating expenses	66,722	131,052	82,263	20,030	19,155

Loss from continuing operations before interest income (expense) and income taxes	(5,173)	(65,478)	(10,346)	(6,376)	(2,827)
Interest income (expense), net	9	(412)	(623)	(129)	(115)

Loss from continuing operations before income taxes	(5,164)	(65,890)	(10,969)	(6,505)	(2,942)
(Benefit) provision for income taxes	(2,311)	2,459	15	—	—

Loss from continuing operations	(2,853)	(68,349)	(10,984)	(6,505)	(2,942)

Income (loss) from discontinued business, net of taxes (note 4)	2,406	(6,197)	1,612	(171)	(11,253)

Net loss	$(447)	$(74,546)	$(9,372)	$(6,676)	$(14,195)

See accompanying notes to consolidated financial statements.

dELiA*s, Inc.

STATEMENTS OF CHANGES IN DIVISIONAL EQUITY

(In thousands)

Balance February 1, 2002	$78,778
Net transfers from Alloy, Inc.	18,442
Net loss	(447)

Balance January 31, 2003	96,773
Net transfers from Alloy, Inc.	60,415
Net loss	(74,546)

Balance January 31, 2004	82,642
Net transfers from Alloy, Inc.	7,354
Net loss	(9,372)

Balance January 31, 2005	80,624
Net transfers from Alloy, Inc. (unaudited)	3,907
Net loss (unaudited)	(14,195)

Balance April 30, 2005 (unaudited)	$70,336

See accompanying notes to consolidated financial statements.

dELiA*s, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Fiscal Years Ended January 31,			For the Three Months Ended April 30,
	2003	2004	2005	2004	2005
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(447)	$(74,546)	$(9,372)	$(6,676)	$(14,195)
Income (loss) from discontinued operations (note 4)	2,406	(6,197)	1,612	(171)	(11,253)

Loss from continuing operations	(2,853)	(68,349)	(10,984)	(6,505)	(2,942)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,552	3,687	5,967	1,609	1,306
Deferred tax (benefit) expense	(2,459)	2,459	—	—	—
Impairment of goodwill	—	50,637	—	—	—
Impairment of indefinite-lived intangible assets	—	790	181	—	—
Impairment of long-lived assets	—	198	—	—	—
Non-cash management fees from Alloy, Inc.	6,232	3,443	1,452	470	72
Changes in operating assets and liabilities—net of effect of business acquisitions:
Inventories	(6,326)	14,676	1,691	4,166	3,066
Prepaid catalog costs and other current assets	302	2,936	(1,000)	502	961
Other non-current assets	36	(241)	(171)	37	18
Accounts payable, accrued expenses, and other current liabilities	6,716	(10,570)	(547)	(3,387)	(6,765)
Net impact of discontinued operations	4,799	3,052	2,439	582	(324)

Net cash provided by (used in) operating activities	7,999	2,718	(972)	(2,526)	(4,608)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(111)	(1,276)	(3,250)	(958)	(1,155)
Sale and disposal of capital assets	468	229	181	15	—
Cash obtained in connection with acquisition	120	3,213	—	—	—
Net impact of discontinued operations	(127)	(72)	(20)	—	(41)

Net cash provided by (used in) investing activities	350	2,094	(3,089)	(943)	(1,196)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (payment) borrowing under line of credit agreements	—	(6,936)	—	3,076	—
Payment of mortgage note payable	—	(38)	(122)	(22)	(20)
Payment of capitalized lease obligation	(103)	(212)	(149)	—	—
Reduction in restricted cash	—	—	3,270	—	—
Net cash transfers from (to) Alloy, Inc.	(3,251)	5,736	8,927	2,974	2,886
Net impact of discontinued operations	(4,812)	(3,024)	(2,276)	(545)	964

Net cash (used in) provided by financing activities	(8,166)	(4,474)	9,650	5,483	3,830

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	183	338	5,589	2,014	(1,974)
CASH AND CASH EQUIVALENTS, beginning of period	393	576	914	914	6,503

CASH AND CASH EQUIVALENTS, end of period	$576	$914	$6,503	$2,928	$4,529

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITY:
Cash paid during the period for:
Interest	$—	$278	$414	$63	$76
Income taxes	—	—	—	—	—
Net non-cash transfers from (to) Alloy, Inc.	$21,693	$54,679	$(1,573)	$(75)	$1,021

See accompanying notes to consolidated financial statements.

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In the discussion and analysis below and elsewhere in this prospectus, when we refer to “Alloy, Inc.” we are referring to Alloy, Inc., our current parent corporation, and when we refer to “Alloy” we are referring to the Alloy-branded direct marketing and merchandising business that we operate. Similarly, when we refer to “dELiA*s” we are referring to the dELiA*s-branded direct marketing, merchandising and retail store business that we operate, when we refer to “dELiA*s Corp.” we are referring to dELiA*s Corp., the company Alloy, Inc. acquired in 2003 and which has since been renamed dELiA*s Assets Corp., and when we refer to “dELiA*s, Inc.,” “we,” “us,” or “our,” we are referring to dELiA*s, Inc., its subsidiaries and its predecessors, including Alloy Merchandising Group, LLC, the company that, together with its subsidiaries, historically operated our business and that converted to a corporation named dELiA*s, Inc. on August 5, 2005. The accompanying financial information for the periods ended April 30, 2004 and 2005 is unaudited.

1. Reorganization, Business and Basis of Financial Statement Presentation

Reorganization

The accompanying consolidated financial statements include the operations, assets and liabilities of Alloy, Inc.’s direct marketing and retail store segments’ merchandise business. dELiA*s, Inc. currently is an indirect, wholly-owned subsidiary of Alloy, Inc. On May 31, 2005, Alloy, Inc. announced that its board of directors had approved a plan to pursue a spinoff to its shareholders of all of the outstanding common stock of dELiA*s, Inc. (the “Spinoff”). We anticipate completing the Spinoff substantially by the end of the fiscal year ending January 31, 2006. In connection with the Spinoff, Alloy, Inc. will contribute and transfer to us all of the assets and liabilities related to its direct marketing and retail store segments. Alloy, Inc. has the sole discretion to decide if and when the Spinoff will occur and to determine the form, structure and all other terms of any transaction to effect the Spinoff (see note 14 to our financial statements).

Basis of Financial Statement Presentation

The consolidated financial statements have been derived from the accounting records of Alloy, Inc. principally representing the retail store and direct marketing segments, using the historical results of operations and historical bases of assets and liabilities that we will own and the businesses that we will operate after the Spinoff. Dan’s Competition, LLC (whose name we subsequently changed to “DC Restructuring, LLC” and who we sometimes refer to as “DCR”) historically reported in the direct marketing segment has been reflected as a discontinued operation in the consolidated financial statements (see note 4 to our financial statements).

Management believes the assumptions underlying the consolidated financial statements are reasonable. However, the consolidated financial statements included herein may not necessarily reflect our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods represented (see note 14 to our financial statements).

Business

We are a direct marketing and retail company comprised of three lifestyle brands targeting primarily the consumers in the United States between the ages of 12 and 19. Our three well-established, differentiated lifestyle brands—dELiA*s, Alloy and CCS—generate revenue by selling predominately to teenage consumers through the integration of direct mail catalogs, the internet and, for dELiA*s, mall-based specialty retail stores. Through our catalogs and the e-commerce webpages, we sell many name brand products along with our own proprietary brand products in key teenage spending categories directly to consumers in the teen market, including apparel, action sports equipment and accessories. Our mall-based specialty retail stores derive revenue primarily from the sale of apparel and accessories to teenage girls.

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Summary of Significant Accounting Policies

Fiscal Year

Our fiscal year currently ends on January 31. Following completion of the Spinoff and the end of our fiscal year ending January 31, 2006, we intend to adopt a retail calendar in which our fiscal years thereafter will end on the Saturday closest to January 31 in each year. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences (e.g., “fiscal 2004” refers to the fiscal year beginning February 1, 2004 and ending January 31, 2005).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. We based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

In preparing the financial statements, management makes routine estimates and judgments in determining the net realizable value of inventory, prepaid expenses, fixed assets, intangible assets and goodwill. Some of the more significant estimates include the allowance for sales returns, the reserve for inventory valuation estimates, the expected future revenue stream of catalog mailings, the expected useful lives of fixed assets and the valuation of intangible assets and goodwill. Actual results may differ from these estimates under different assumptions and conditions.

We evaluate our estimates on an ongoing basis and make revisions as new information and experience warrants.

Principles of Consolidation

The consolidated financial statements include the accounts of dELiA*s, Inc. and our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Interim Financial Statements

Our consolidated financial information for the three months ended April 30, 2004 and 2005 is unaudited. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Concentration of Risk

We collect payment for all merchandise, perform credit card authorizations and check verifications for all customers prior to shipment or delivery. Our cash equivalents are primarily derived from credit card purchases from customers and are typically settled within two to four days. Due to the diversified nature of our client base, we do not believe that we are exposed to a concentration of credit risk.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107 (“SFAS 107”), “Disclosures about Fair Value of Financial Instruments,” requires management to disclose the estimated fair value of certain assets and liabilities

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

defined by SFAS 107 as financial instruments. Financial instruments are generally defined by SFAS 107 as cash, evidence of ownership interest in an entity, or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. At April 30, 2005 and all other previous periods presented herein, the carrying amounts of cash and cash equivalents, receivables, payables, other accrued liabilities and obligations under capital leases approximated fair value due to the short maturity of these financial instruments. The carrying amount of the mortgage note payable at January 31, 2004 and 2005 approximates fair value as this debt has a variable interest rate that fluctuates with the market rate (see note 11 to our financial statements).

We calculate the fair value of financial instruments and include this additional information in the notes to financial statements when the fair value is different than the book value of those financial instruments. When the fair value approximates book value, no additional disclosure is made. We use quoted market prices whenever available to calculate these fair values. When quoted market prices are not available, we use standard pricing models for various types of financial instruments which take into account the present value of estimated future cash flows.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, credit card receivables and highly liquid investments with original maturities of three months or less. Credit card receivable balances included in cash and cash equivalents as of January 31, 2004, 2005 and April 30, 2005 was approximately $1.2 million, $2.2 million, and $1.4 million, respectively.

Restricted Cash

Restricted cash represents the cash that serves as collateral for our line of credit and standby letters of credit issued primarily in connection with our merchandise sourcing activities. Restricted cash totaled approximately $3.3 million as of January 31, 2004. As of January 31, 2005, there was no restricted cash balance. We decided in the third quarter of fiscal 2004 to utilize the increased availability provided by the Amended and Restated Loan and Security Agreement between dELiA*s Corp. and Wells Fargo Retail Finance II, LLC (“Wells Fargo”) (the “Loan Agreement”) described in note 9 to back our standby letters of credit. Therefore, during the third quarter of fiscal 2004, our restricted cash was used to repay borrowings under our line of credit.

Inventories

Inventories, which consist of finished goods, are stated at the lower of cost (first-in, first out method) or market value. Inventories may include items that have been written down to our best estimate of their net realizable value. Our decisions to write-down and establish valuation allowances against our merchandise inventories are based on our current rate of sale, the age of the inventory and other factors. Actual final sales prices to customers may be higher or lower than our estimated sales prices and could result in a fluctuation in gross profit.

Prepaid Catalog Costs

Catalog costs consist of catalog production and mailing costs. These costs are capitalized and charged to expense over the expected future revenue stream, which is principally two to four months from the date the catalogs are mailed. Deferred catalog costs as of January 31, 2004 and 2005 and April 30, 2005 were approximately $1.9

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

million, $2.6 million and $2.1 million, respectively. Catalog costs expensed for the fiscal years ended January 31, 2003, 2004 and 2005 were approximately $24.1 million, $30.0 million, and $27.2 million, respectively, and were approximately $5.5 million and $6.3 million and for the three months ended April 30, 2004 and 2005, respectively, and are included within selling, general and administrative expenses in the accompanying consolidated statements of operations.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Amortization of leasehold improvements is computed on the straight-line method over the lesser of an asset’s estimated useful life or the life of the related store’s lease (generally 7-10 years). Depreciation on furniture, fixtures and equipment is computed on the straight-line method over the lives noted below. Maintenance and repairs are expensed as incurred.

The following estimated useful lives are used to determine depreciation or amortization:

Computer equipment under capitalized leases	Life of the lease*
Leasehold improvements	Life of the lease*
Computer software and equipment	3 to 5 Years
Machinery and equipment	3 to 10 Years
Office furniture and fixtures	5 to 10 Years
Building	39 Years
Land	N/A

*	defined as the lesser of an asset’s estimated useful life or the life of the related lease

Costs of Computer Software Developed or Obtained for Internal Use

The Company capitalizes costs related to internally developed software in accordance with Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Only costs incurred during the development stages, including design, coding, installation and testing are capitalized. These capitalized costs primarily represent internal labor costs for employees directly associated with the software development. Upgrades or modifications that result in additional functionality are capitalized.

Goodwill and Other Indefinite-Lived Intangible Assets

We have adopted Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”) “Goodwill and Other Intangible Assets.” Goodwill that previously was amortized to earnings is no longer amortized, but is periodically tested for impairment.

For the fiscal year ended January 31, 2004, we recorded a charge of $50.6 million for the impairment of goodwill (see note 6 to our financial statements).

For the fiscal years ended January 31, 2004 and January 31, 2005, we recorded charges of $790,000 and $181,000, respectively, for the impairment of indefinite-lived intangible assets (see note 7 to our financial statements).

Goodwill of a reporting unit is tested for impairment on an annual basis or between annual tests if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying amount. Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets)

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such charge.

To assist in the process of determining goodwill impairment, we obtain appraisals from an independent valuation firm. In addition to the use of an independent valuation firm, we perform internal valuation analyses and consider other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows and market comparisons. These approaches use significant estimates and assumptions including projected future cash flows (including timing), discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

Impairment of Long-Lived and Intangible Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), which Alloy, Inc. adopted in 2002, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

In the fiscal year ended January 31, 2004, we recorded a charge of $198,000 for the impairment of long-lived assets (see note 7 to our financial statements).

Revenue Recognition

Direct marketing revenues are recognized at the time of shipment to customers. These revenues are net of any promotional price discounts and an allowance for sales returns. The allowance for sales returns is estimated based upon our direct marketing return policy, historical experience and evaluation of current sales and returns trends. Direct marketing revenues also include shipping and handling billed to customers.

Retail store revenues are recognized at the point of sale, net of any promotional price discounts and an allowance for sales returns. The allowance for sales returns is estimated based upon our retail return policy, historical experience and evaluation of current sales and returns trends.

We recognize other revenues that consist primarily of advertising provided for third parties in our catalogs, on the e-commerce webpages we will license from Alloy, Inc. following the Spinoff (the “e-commerce webpages”) in our outbound packages, and in our retail stores pursuant to specific pricing arrangements with Alloy, Inc. Alloy, Inc. arranges these advertising services on our behalf through a related party transaction (see note 14 to our financial statements). We believe that the terms and conditions of this relationship are similar to those that we could obtain in the marketplace. In connection with the Spinoff, we will be entering into certain media and marketing services agreements with Alloy, Inc. We also recognize revenue from the sale of offline magazine subscriptions to our telephone direct marketing customers at the time of purchase. The revenue from third-party advertising and magazine subscription sales was approximately $864,000, $950,000 and $1.3 million for the fiscal years ended January 31, 2003, 2004 and 2005, respectively, and $239,000 and $235,000 for the fiscal quarters ended April 30, 2004 and 2005, respectively.

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cost of Goods Sold

Cost of goods sold consists of the cost of merchandise sold to customers, inbound freight costs, shipping costs, buying and merchandising costs and store occupancy costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of catalog production and mailing costs; fulfillment and distribution costs; store personnel wages and benefits; other store expenses, including supplies, maintenance and visual programs; administrative staff and infrastructure expenses; depreciation; amortization and facility expenses. Credit card fees, insurance and other miscellaneous operating costs are also included in selling, general and administrative expenses.

Interest Income (Expense), Net

Interest income and expense is presented net in consolidated statements of operations. Interest income is derived from cash in bank accounts and the restricted cash balance which was held in a money market account. Interest income for the fiscal years ended January 31, 2003, 2004 and 2005 and the fiscal quarters ended April 30, 2004 and 2005 was $9,000, $12,000, $26,000, $6,000 and $0, respectively. Interest expense primarily relates to the mortgage note payable and the credit facility with Wells Fargo. Interest expense for the fiscal years ended January 31, 2003, 2004 and 2005 and the fiscal quarters ended April 30, 2004 and 2005 was $0, $424,000, $649,000, $135,000 and $115,000, respectively.

Employee Stock-Based Compensation

Alloy, Inc. has stock option plans under which our employees have been granted options to purchase Alloy, Inc. common stock. Upon completion of the Spinoff, the number of shares and exercise price of each such Alloy, Inc. stock option will be adjusted so that each replacement dELiA*s stock option will have the same aggregate intrinsic value and the same ratio of the exercise price per share to the market value per share as the Alloy, Inc. stock option it replaces. Vesting provisions, option terms and other terms and conditions of the replaced Alloy, Inc. options will remain unchanged.

The Alloy, Inc. stock options were accounted for in accordance with the provisions of Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” as permitted by Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”) “Accounting for Stock-Based Compensation.” As such, compensation expense would be recorded on the date of grant only if the then current market price of the underlying stock exceeded the exercise price.

The following table reflects the effect on net loss if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation. The pro forma information is not necessarily indicative of what the pro forma net loss would have been had we been a separate, stand-alone entity during the periods presented, or what the activity may look like in the future.

	For the Fiscal Years Ended January 31,			For the Three Months Ended April 30,
	2003	2004	2005	2004	2005
	(In thousands)
Net loss	$(447)	$(74,546)	$(9,372)	$(6,676)	$(14,195)
Less: Total stock-based employee compensation costs determined under fair value based method for all awards, net of taxes	(1,511)	(1,600)	(1,138)	(302)	(223)

Pro forma net loss	$(1,958)	$(76,146)	$(10,510)	$(6,978)	$(14,418)

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the Fiscal Years Ended January 31,			For the Three Months Ended April 30,
	2003	2004	2005	2004	2005
Risk-free interest rates	3.62%	2.97%	3.43%	3.00%	3.92%
Expected lives	5 years	5 years	5 years	5 years	5 years
Expected volatility	82%	74%	68%	74%	68%
Expected dividend yields	—	—	—	—	—

Shares Reserved For Future Issuance

Alloy, Inc. has issued various securities and stock options which, upon the completion of the Spinoff, will provide the holders of such securities or stock options certain rights, options or warrants to receive or acquire our common stock. These securities include options held by Alloy, Inc. employees who will remain at Alloy, Inc. after the Spinoff and our employees who will continue as such after the Spinoff (the “Combined Employee Options”), warrants held by purchasers of Alloy, Inc. common stock in a private placement transaction completed on January 25, 2002, warrants held by holders of Alloy, Inc.’s Series A Convertible Preferred Stock and warrants held by entities as part of consideration paid for businesses acquired by Alloy, Inc. (collectively the “Warrants”). In addition, Alloy, Inc. currently has outstanding $69.3 million principal amount of its 5.375% convertible senior debentures due 2023 (the “Debentures”). As of January 31, 2005 the Debentures were convertible into 8,274,628 shares of Alloy, Inc. common stock. Under certain circumstances, the Debentures may, following the Spinoff, be convertible into 4,137,314 shares of our common stock.

The specific number of Combined Employee Options to be issued will be determined based on the relative market values of our and Alloy, Inc.’s common stock following the Spinoff. Options issued by us to non-employees will result in expense to us when the options are issued. As of January 31, 2005, Alloy, Inc. had 7,271,068 Combined Employee Options outstanding, and there were Warrants to purchase 1,907,295 shares of Alloy, Inc. common stock outstanding.

Options granted under our stock incentive plan will be either non-qualified options, which do not satisfy the requirements of Section 422 of the Tax Code, or incentive stock options, which do satisfy such requirements.

Income Taxes

We are a member included in the consolidated tax return of Alloy, Inc. We have not historically been party to a tax sharing agreement with Alloy, Inc., but have consistently followed an allocation policy whereby Alloy, Inc. has allocated to the members of its consolidated return provisions and/or benefits based on each member’s taxable income or loss. This allocation methodology results in the recognition of deferred assets and liabilities for the differences between the financial statements carrying amount and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Alloy, Inc. has allocated current tax benefits to us that have generated losses that are utilized or expected to be utilized on the consolidated return. This allocation methodology is not consistent with that calculated on a stand-alone tax return basis. In addition, Alloy, Inc. manages its tax position on a consolidated basis, and its tax strategies are not necessarily reflective of those tax strategies that we would have followed as a stand-alone company.

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net Earnings (Loss) Per Common Share

Historical net loss per common share is not presented because our common stock did not exist prior to the Spinoff. We will present basic and diluted earnings (loss) per share in the first public financial report we issue after the effective date of the Spinoff.

Recently Issued Accounting Pronouncements

The following pronouncements impact our financial statements as discussed below:

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs: an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”), to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe the provisions of SFAS No. 151, when applied, will have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for us in our first annual reporting period beginning after June 15, 2005. We currently are evaluating the impact SFAS No. 123(R) will have on our consolidated financial statements as a stand-alone company and will adopt such standard as required.

In May 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which will require that, unless it is impractical to do so, a change in an accounting principle be applied retrospectively to prior periods’ financial statements for all voluntary changes in accounting principles and upon adoption of a new accounting standard if the standard does not include specific transition provisions. SFAS No. 154 supersedes Accounting Principles Board Opinion No. 20, Accounting Changes (APB No. 20), which previously required that most voluntary changes in accounting principles be recognized by including in the current period’s net income (loss) the cumulative effect of changing to the new accounting principle. SFAS No. 154 also provides that if an entity changes its method of depreciation, amortization, or depletion for long-lived, non-financial assets, the change must be accounted for as a change in accounting estimate. Under APB No. 20, such a change would have been reported as a change in an accounting principle. SFAS No. 154 will be applicable to accounting changes and error corrections made by us starting in fiscal 2006. The effect of applying this new standard on us will depend upon whether material voluntary changes in accounting principles, changes in estimates or error corrections occur as well as consideration of transition and other provisions included in the new standard.

3. Acquisitions

Alloy, Inc. completed the acquisition of dELiA*s Corp. in September 2003 and subsequently contributed it to our operations. The acquisition was accounted for under the purchase method of accounting. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by Alloy, Inc. management based on available information and assumptions as to future operations. The results of operations of dELiA*s Corp. are included in the consolidated financial statements from September 2003.

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information presents our consolidated operations as if the fiscal 2003 acquisition of dELiA*s Corp. had occurred as of the beginning of fiscal 2002. The unaudited pro forma information excludes the impact of all other acquisitions because they are not considered to be material to our consolidated financial statements.

The following unaudited pro forma financial information is provided for informational purposes only and should not be construed to be indicative of our consolidated results of operations had the acquisition been consummated on the dates assumed and does not project our results of operations for any future period:

	For the Fiscal Years Ended January 31,		For the Three Months Ended April 30,
	2003	2004	2002	2003
	(In thousands)
Net revenue	$282,695	$233,977	$55,470	$55,415
(Loss) income from continuing operations before cumulative effect of change in accounting principle	(36,813)	$(91,775)	$(6,983)	$(9,946)
(Loss) income from continuing operations	$(21,430)	$(91,775)	$8,400	$(9,946)

The unaudited pro forma financial information above reflects the following pro forma adjustments:

1. Elimination of historical amortization expense recorded by dELiA*s Corp. related to definite-lived intangible assets.

2. Recording of:

•	amortization expense related to the estimated fair value of identified intangible assets from the purchase price allocation, which are being amortized over their estimated useful lives which range from two to six years, of approximately $529,000 and $309,000 for the fiscal years ended January 31, 2002 and 2003, respectively, and $132,000 and $132,000 for the three months ended April 30, 2002 and 2003, respectively;

•	an adjustment to decrease deferred rent expense by approximately $447,000 and $266,000 for the fiscal years ended January 31, 2002 and 2003, respectively, and $92,000 and $50,000 for the three months ended April 30, 2002 and 2003, respectively; and

•	an adjustment to decrease depreciation expense by approximately $500,000 and $292,000 in the fiscal years ended January 31, 2002 and 2003, respectively, and $125,000 and $125,000 for the three months ended April 30, 2002 and 2003, respectively.

dELiA*s Corp.

In September 2003, Alloy, Inc. acquired all of the outstanding stock of dELiA*s Corp., a direct marketing and retail company which develops, markets and sells its own lifestyle-oriented brand through multiple channels. dELiA*s offers a distinctive collection of apparel, sleepwear, swimwear, roomware, footwear, outerwear and key accessories for trend-setting fashion-aware teenage girls. dELiA*s offers these products through the dELiA*s catalog, dELiA*s e-commerce webpages and through mall based specialty retail stores.

The key drivers supporting Alloy, Inc.’s acquisition of dELiA*s Corp. included the generation of financial savings by consolidating operations and eliminating duplicate functions, the improvement of catalog circulation productivity by combining direct marketing name databases and the establishment of a retail store presence that

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

could be expanded over time. These key transaction drivers supported the acquisition price and the associated goodwill resultant from Alloy, Inc.’s purchase of dELiA*s Corp. The total cost of this acquisition, net of cash acquired and including acquisition costs, was approximately $46.1 million.

The following dELiA*s Corp. condensed balance sheet discloses the amounts assigned to each major asset and liability based on the final purchase accounting (amounts in thousands):

ASSETS
Current assets	$28,652
Fixed assets	20,161
Other assets	130
Intangible assets	4,004
Goodwill	40,204

Total Assets	$93,151

LIABILITIES
Accounts payable and other current liabilities	$29,232
Short-term debt	6,911
Notes payable	2,987
Other liabilities	1,385

Total Liabilities	$40,515

NET ASSETS ACQUIRED	$52,636

The purchase price for dELiA*s Corp. was allocated as follows (amounts in thousands):

Book value of net liabilities acquired	$(3,185)
Adjusted for write-off of intangible assets and deferred financing cost	230

Adjusted book value of net liabilities acquired	(3,415)
Remaining allocation:
Intangible assets	4,004
Goodwill	40,204
Restructuring costs	(3,928)
Adjustment to fair value property, plant and equipment	(2,542)
Reduction of deferred revenues related to a licensing agreement that has no future legal performance obligation	16,500
Reduction of deferred rent liability in conjunction with the fair valuation of leases	1,813

Total purchase price allocation	$52,636

The final purchase accounting of Alloy, Inc.’s initial allocation of the purchase price reflects the revision of certain estimates. Estimates were decreased for intangible assets by approximately $600,000. Estimates for liabilities were decreased by $4.0 million consisting of restructuring costs ($2.6 million) and the adjusted estimated book value of net liabilities assumed ($1.4 million). This resulted in a net $3.4 million decrease to goodwill. These revisions are reflective of a greater understanding of dELiA*s Corp.’s net liabilities in the year following the acquisition date by both Alloy, Inc. and us.

As of the completion of the acquisition, our management began to assess and formulate a plan to restructure certain activities of dELiA*s Corp. (see note 8 to our financial statements).

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Girlfriends LA

In March 2002, Alloy, Inc. acquired GFLA, Inc. (“Girlfriends LA”), a California corporation that is a direct marketer of apparel to young girls. Alloy, Inc. subsequently contributed Girlfriends LA to our operations. Alloy, Inc. acquired all of the issued and outstanding shares of capital stock of Girlfriends LA. Acquisition costs consisted of cash of $8.8 million, 20,000 shares of Alloy, Inc. Common Stock valued at $283,000, and warrants to purchase up to 100,000 shares of Alloy, Inc. Common Stock valued at $691,000. Total cash paid including acquisition costs, net of cash acquired approximated $7.8 million. Alloy, Inc. recorded approximately $7.5 million of goodwill representing the net excess of purchase price over the fair value of the net assets acquired. In addition, Alloy, Inc. identified specific intangible assets consisting of the following (amounts in thousands):

	Fair Value	Useful Life
Websites	$146	2 years
Mailing lists	550	4 years
Non-competition agreements	60	3 years
Trademarks	490	indefinite

	$1,246

During the second quarter of fiscal 2004, we ceased catalog circulation of the Girlfriends LA brand (see notes 6 and 7 to our financial statements for the related impairment charges).

Old Glory

In December 2002, Alloy, Inc. acquired Old Glory Boutique Distributing, Inc., which was subsequently renamed “OG Restructuring, Inc.” (“Old Glory”), a direct marketer of music and entertainment lifestyle products including apparel, accessories and collectibles through direct mail catalogs and the internet. Alloy, Inc. subsequently contributed Old Glory to our operations. The total cost of this acquisition, including acquisition costs, net of cash acquired, approximated $10.1 million. Alloy, Inc. recorded approximately $9.5 million of goodwill representing the net excess of purchase price over the fair value of the net assets acquired. In addition, Alloy, Inc. identified specific intangible assets consisting of the following (amounts in thousands):

	Fair Value	Useful Life
Websites	$50	3 years
Mailing lists	450	7 years
Non-competition agreements	200	4 years
Trademarks	300	indefinite

	$1,000

During the second quarter of fiscal 2004, we ceased catalog circulation of the Old Glory brand. (see notes 6 and 7 to our financial statements for the related impairment charges).

4. Discontinued Operations

DC Restructuring, LLC

On September 28, 2001, Alloy, Inc. acquired all of the outstanding capital stock of the predecessor to DCR in exchange for approximately 2.1 million shares of unregistered Alloy, Inc. common stock, having a value of $25.2 million; $11.0 million in cash; and two contingent promissory notes. An additional 37,037 shares were issued in connection with a final working capital determination. The resulting additional purchase price of approximately $700,000 was allocated to goodwill. Alloy, Inc. subsequently contributed DCR to our operations.

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DCR provided us with another direct marketing franchise reaching the teen boys market. In connection with the acquisition, Alloy, Inc. recorded approximately $27.8 million of goodwill representing the net excess of purchase price over the fair value of assets acquired; the revenues and cash flows that Alloy, Inc. expected DCR to generate over time; and the direct marketing franchise that DCR had established in the teen boys market. In addition, we identified specific intangible assets consisting of mailing lists ($3.5 million), a trademark ($1.6 million), as well as a non-competition agreement and the website (approximately $900,000). With the exception of the trademark, these intangible assets were amortized over periods ranging from three to five years.

During fiscal 2003, a decline in catalog response rates led to operating profit and cash flows that were lower than expected at the time of the acquisition. Based on that trend, the cash flow projections could not support the goodwill. During the fourth quarter of fiscal 2003, a goodwill impairment charge of $6.5 million was recognized, since the carrying amount of goodwill exceeded the implied fair value of the goodwill. In addition, we recorded an asset impairment charge of $1.1 million, as the future cash flows related to DCR could not fully support the carrying amount of DCR’s long-lived assets. The impairment charge related to the non-competition agreement (approximately $200,000), property and equipment (approximately $200,000), and mailing lists (approximately $700,000) was recorded in fiscal 2003. Also, during the fourth quarter of fiscal 2003, an impairment charge for trademarks of $1.1 million was recognized for DCR since the carrying value of its trademark was greater than the fair value primarily as a result of lower future estimated operating profit and cash flows.

On May 31, 2005 Alloy, Inc. and DCR entered into an Asset Purchase Agreement pursuant to which DCR agreed to sell substantially all of its assets and liabilities to XP Innovation, LLC, a limited liability company formed and owned by the existing management of DCR, none of whom was currently an executive officer or director of Alloy, Inc. or us, in consideration of a cash payment of $13.0 million at closing, subject to adjustments for working capital.

The total anticipated loss on the disposition of the related net assets, which was accounted for in our first fiscal quarter of 2005, was approximately $11.5 million, of which $11.3 million related to the impairment of goodwill. In accordance with SFAS No. 144, the results of operations of DCR have been classified as discontinued operations. The discontinued operations generated revenue of $23.4 million, $21.4 million and $20.3 million and net income (loss) of approximately $2.4 million, ($6.2 million) and $1.6 million for the fiscal years ended January 31, 2003, 2004 and 2005, respectively, and revenue of $4.0 million and $4.2 million and net loss of approximately ($200,000) and ($11.2 million) for the fiscal quarters ended April 30, 2004 and 2005, respectively.

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The current and non-current assets and liabilities of the discontinued operations of DCR were as follows:

	January 31, 2004	January 31, 2005	April 30, 2005
	(In thousands)
Assets
Current assets:
Inventories, net	$2,101	$2,476	$2,762
Prepaid catalog costs and other current assets	213	288	205

Total current assets of discontinued operations	2,314	2,764	2,967

Property and equipment, net	167	13	41
Goodwill	21,341	21,341	10,023
Intangible and other assets, net	1,473	593	553

Total non-current assets of discontinued operations	22,981	21,947	10,617

Liabilities
Current liabilities:
Accounts payable	465	504	343
Accrued expenses and other current liabilities	101	318	241

Total current liabilities of discontinued operations	$566	$822	$584

Total Net Assets	$24,279	$23,889	$13,000

5. Property and Equipment, net

Property and equipment (net) consisted of the following:

	January 31, 2004	January 31, 2005	April 30, 2005
	(In thousands)
Computer equipment under capitalized leases	$191	$—	$—
Computer equipment	7,343	4,114	3,903
Machinery and equipment	2,515	3,269	3,617
Office furniture and fixtures	2,701	4,203	4,203
Leasehold improvements	9,052	8,552	9,564
Building	6,159	6,159	6,159
Land	500	500	500

	28,461	26,797	27,946
Less: accumulated depreciation and amortization	(7,861)	(8,533)	(9,715)

	$20,600	$18,264	$18,231

Depreciation and amortization expense related to property and equipment (including capitalized leases) was approximately $1.3 million, $3.0 million and $5.2 million for the fiscal years ended January 31, 2003, 2004 and 2005, respectively, and $1.4 million and $1.2 million for the fiscal quarters ended April 30, 2004 and 2005, respectively.

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Goodwill

The changes in the carrying amount of goodwill are as follows:

	January 31, 2004	January 31, 2005	April 30, 2005
	(In thousands)
Gross balance, beginning of year	$65,982	$58,645	$55,233
Goodwill acquired during the year	43,616	—	—
Net adjustment to purchase price of prior acquisitions	(316)	(3,412)	—
Impairment of goodwill	(50,637)	—	—

Gross balance, end of the year	58,645	55,233	55,233
Accumulated goodwill amortization, prior to the adoption of SFAS No. 142	(15,029)	(15,029)	(15,029)

Net balance, end of year	$43,616	$40,204	$40,204

Due to the decline in catalog response rates, fiscal 2003 operating profit and cash flows were lower than expected. Based on that trend, the cash flow projections could not support the goodwill within the direct marketing reporting segment. During the fourth quarter of fiscal 2003, a goodwill impairment charge of $50.6 million was recognized since the carrying amount of goodwill exceeded the implied fair value of the goodwill.

In fiscal 2003, Alloy, Inc. acquired all of the outstanding stock of dELiA*s Corp. The purchase price allocation resulted in the recording of $43.6 million of goodwill in the direct marketing segment. Also, in fiscal 2003, we reversed certain deal related accruals associated with the Old Glory and Girlfriends LA acquisitions. This resulted in a $316,000 adjustment to goodwill in our direct marketing segment.

In fiscal 2004, the final purchase accounting for Alloy, Inc.’s initial allocation of the purchase price of dELiA*s Corp. reflected a decrease in the initial estimate for goodwill of $3.4 million in our direct marketing segment (see note 3 to our financial statements).

Refer to note 2, “Summary of Significant Accounting Policies, Goodwill and Other Indefinite-Lived Intangible Assets,” for further details regarding our procedure for evaluating goodwill for impairment.

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Intangible Assets

Our acquired intangible assets were as follows:

	January 31, 2004		January 31, 2005		April 30, 2005		Weighted Average Amortization Period (Years)
	(In thousands)
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:
Mailing lists	$1,078	$368	$1,078	$591	$1,078	$642	5.3
Non-competition agreements	390	42	390	143	390	168	4.3
Websites	1,300	181	689	530	689	556	3.0
Leasehold interests	300	41	300	90	300	106	6.5

	$3,068	$632	$2,457	$1,354	$2,457	$1,472

Non-amortizable intangible assets:
Trademarks	$2,600	$—	$2,419	$—	$2,419	$—

The weighted average amortization period for acquired intangible assets subject to amortization is approximately 4.6 years. The amortization expense related to fiscal years ended January 31, 2003, 2004 and 2005, was $238,000, $633,000 and $722,000, respectively, and $207,000 and $118,000 for the fiscal quarters ended April 30, 2004 and 2005, respectively. As of January 31, 2005, the estimated remaining amortization expense for each of the next five fiscal years is approximately $456,000, $245,000, $167,000, $142,000 and $93,000, respectively.

During the fourth quarter of fiscal 2003, we recorded an impairment charge of $198,000 in our direct marketing segment related to a non-competition agreement and website development costs. An additional $790,000 impairment charge was recognized in our direct marketing segment due to the discontinued use of certain trademarks.

In the third quarter of fiscal 2004, the final purchase accounting adjusting the initial allocation of the purchase price of dELiA*s Corp. reflected a decrease in the estimate for intangible assets related to website development costs of $611,000.

During the fourth quarter of fiscal 2004, we recognized an impairment charge of $181,000 in our direct marketing segment since the carrying value of the reporting units trademark was greater than the fair value of the reporting units, trademark primarily as a result of lower future estimated cash flows related to the impaired trademark.

Refer to note 2, “Summary of Significant Accounting Policies, Goodwill and Other Indefinite-Lived Intangible Assets and Impairment of Long Lived Intangible Assets”, for further details regarding our procedure for evaluating goodwill and other intangible assets for impairment.

8. Restructuring Charges

During fiscal 2002, we made the strategic decision to outsource substantially all of the fulfillment activities for our CCS business to NewRoads. During the fourth quarter of fiscal 2002, we determined that we would not

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

be able to exit or sublease our existing CCS fulfillment facilities. In accordance with Emerging Issues Task Force Issue No. 94-3 and SAB No. 100, we recognized a restructuring charge of approximately $2.6 million in the fourth quarter of fiscal 2002 in our direct marketing segment, representing the future contractual lease payments and the write-off of related leasehold improvements. We did not incur any significant personnel termination obligations as a result of the facility closure. At January 31, 2005, a $423,000 accrual remained to cover future payments.

During the first quarter of fiscal 2003, we made the strategic decision to outsource substantially all of the fulfillment activities for our Girlfriends LA business to NewRoads. We determined that we would not be able to sublease these existing fulfillment facilities due to real estate market conditions. In accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“Statement No. 146”) and SFAS No. 144, we recognized a charge of approximately $380,000 in the first quarter of 2003 in our direct marketing segment, representing the future contractual lease payments, severance and personnel costs, and the write-off of related leasehold improvements. Included in the charge, we incurred severance and personnel costs of $44,000 as a result of this facility closure.

During the third quarter of fiscal 2003, we made the strategic decision to transfer substantially all of the fulfillment activities for our Alloy and CCS businesses from NewRoads to the dELiA*s Corp. distribution center in Hanover, Pennsylvania. We were required to pay NewRoads an exit fee. In accordance with Statement No. 146, we recognized a charge of $351,000 in the third quarter of fiscal 2003 in our direct marketing segment, representing future contractual exit payments, which were paid in the fourth quarter of fiscal 2003.

As part of the dELiA*s Corp. acquisition, which was completed during the third quarter of fiscal 2003, we recorded a $6.5 million restructuring liability. At the time, we were contractually obligated to pay certain termination costs to three executives of dELiA*s Corp. We estimated liabilities related to the net present value of these termination costs to be approximately $2.7 million. In addition, we estimated $3.8 million of store exit and lease costs and severance related to the closing of up to 17 dELiA*s retail stores. During the third quarter of fiscal 2004, primarily as a result of decreasing the number of store closings, we recorded an approximate $2.6 million decrease to dELiA*s-related restructuring liability and a corresponding adjustment to goodwill. At January 31, 2005, of the total $1.7 million accrual remaining to cover future payments, $1.3 million related to the dELiA*s-related restructuring liability.

The following tables summarize our restructuring activities:

Type of Cost	Asset Impairments	Contractual Obligations	Severance & Personnel Costs	Total
	(In thousands)
Balance at January 31, 2003	$—	$1,596	$—	$1,596
Restructuring Costs Fiscal 2003	31	656	44	731
dELiA*s Corp. Restructuring Costs	—	6,311	212	6,523
Payments and Write-offs Fiscal 2003	(31)	(2,520)	(82)	(2,633)

Balance at January 31, 2004	$—	$6,043	$174	$6,217
Payments and Write-offs Fiscal 2004	—	(1,829)	(56)	(1,885)
Adjustment of dELiA*s Corp. Opening Balance Sheet	—	(2,477)	(118)	(2,595)

Balance at January 31, 2005	$—	$1,737	$—	$1,737
Payments and Write-offs for the three months ended April 30, 2005	—	(352)	—	(352)

Balance at April 30, 2005	$—	$1,385	$—	$1,385

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of our restructuring liability by location and/or business is as follows:

	January 31, 2004	January 31, 2005	April 30, 2005
	(In thousands)
CCS facility, San Luis Obispo, California	$1,066	$423	$270
dELiA*s Corp. restructuring liability	5,151	1,314	1,115

Total	$6,217	$1,737	$1,385

As of January 31, 2005 and April 30, 2005, the restructuring accruals are classified on our consolidated balance sheets as a current liability of approximately $600,000 and $400,000, respectively, and a long-term liability of approximately $1.2 million and $1.0 million, respectively.

9. Credit Facility

At the time of Alloy, Inc.’s acquisition of dELiA*s Corp. in September 2003, dELiA*s Corp. had in place a credit agreement with Wells Fargo Retail Finance, LLC (the “Wells Fargo Credit Agreement”), dated September 24, 2001. On October 14, 2004, dELiA*s Corp., then a wholly owned subsidiary of Alloy, Inc., entered into an Amended Loan Agreement (the “Loan Agreement”) with Wells Fargo Retail Finance II, LLC as lead borrower for Alloy Merchandise, LLC; Skate Direct, LLC; dELiA*s Operating Company; and dELiA*s Retail Company (together with dELiA*s Corp., the “Borrowers”), all indirect wholly owned subsidiaries of ours. The Loan Agreement amended and restated the Wells Fargo Credit Agreement by, among other things, (i) adding Alloy Merchandise, LLC and Skate Direct, LLC, two additional subsidiaries of ours, as borrowers under the Agreement; (ii) amending certain of the financial covenants; and (iii) providing that the Borrowers may increase the credit limit under the Loan Agreement in two steps from an initial $20 million up to a maximum of $40 million subject to the satisfaction of certain conditions.

The Loan Agreement consists of a revolving line of credit that permits the Borrowers to currently borrow up to $20 million. The credit line is secured by the assets of the Borrowers and borrowing availability fluctuates depending on the Borrowers’ levels of inventory and certain receivables. The Loan Agreement contains a financial performance covenant relating to a limitation on Borrowers’ capital expenditures. At the Borrowers’ option, borrowings under this amended and restated facility bears interest at Wells Fargo Bank’s prime rate or at LIBOR plus 225 basis points. A fee of 0.250% per year is assessed monthly on the unused portion of the line of credit as defined in the Loan Agreement. The amended and restated facility matures in October 2007. As of January 31, 2004 and 2005, and April 30, 2005, there were no outstanding balances under the Loan Agreement.

In a related agreement, Alloy, Inc. entered into a make whole agreement with Wells Fargo (the “Make Whole Agreement”) pursuant to which Alloy, Inc. agreed, among other things, to ensure that the “excess availability” of the Borrowers, which is defined as availability under the Loan Agreement less all then past due obligations of the Borrowers, including accounts payable which are beyond customary trade terms extended to the Borrowers and rent obligations of the Borrowers which are beyond applicable grace periods, is at all times greater than or equal to $2.5 million. If excess availability falls below the $2.5 million minimum, Alloy, Inc. is required to take such steps as it may determine to cause the excess availability to equal or exceed $2.5 million.

At January 31, 2005 and April 30, 2005, the unused available credit under the Loan Agreement was $5.2 million and $4.5 million, respectively, after giving consideration to the $2.5 million provided for in the Make Whole Agreement. Also as of January 31, 2005 and April 30, 2005, approximately $4.3 million and $4.4 million, respectively, of letters of credit were outstanding under the Loan Agreement.

Prior to the distribution date, we expect to negotiate an amendment to the Loan Agreement to, among other things, eliminate the Make Whole Agreement and any Alloy, Inc. obligations related to the Loan Agreement.

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	January 31, 2004	January 31, 2005	April 30, 2005
	(In thousands)
Accrued sales tax	$4,276	$1,438	$1,474
Credits due to customers	5,547	8,139	8,713
Allowance for sales returns	1,062	1,010	824
Accrued restructuring costs	4,488	563	410
Other	6,601	6,754	6,348

	$21,974	$17,904	$17,769

11. Long-Term Liabilities

Deferred Credits

Deferred credits consist of deferred rent and the favorable leasehold valuation established as part of the dELiA*s Corp. acquisition accounting. We occupy our retail stores, home office and call center facility under operating leases generally with terms of seven to ten years. Some of these leases have early cancellation clauses, which permit the lease to be terminated if certain sales levels are not met in specific periods. Some leases contain renewal options for periods ranging from one to five years under substantially the same terms and conditions as the original leases. Most of the store leases require payment of a specified minimum rent, plus a contingent rent based on a percentage of the store’s net sales in excess of a specified threshold. Most of the lease agreements have defined escalating rent provisions, which are reported as a deferred rent liability and expensed on a straight-line basis over the term of the related lease, commencing with date of possession. This includes any lease renewals deemed to be probable. In addition, we receive cash tenant allowances and have reported these amounts as deferred rent which is amortized to rent expense over the term of the lease, also commencing with date of possession. Deferred rent as of January 31, 2004 and 2005 and April 30, 2005 was $185,000, $519,000 and $577,000, respectively.

Mortgage Note Payable

In fiscal 1999, dELiA*s Corp. entered into a mortgage loan agreement related to the purchase of a distribution facility in Hanover, Pennsylvania. On April 19, 2004, dELiA*s Corp. entered into a Mortgage Note Modification Agreement (the “Modification Agreement”) extending the term of the Mortgage Note for five years with a fifteen-year amortization schedule and an Amendment to Construction Loan Agreement (the “Amended Loan Agreement”). The modified loan bears interest at LIBOR plus 225 basis points. Alloy, Inc. guaranteed the modified loan and is subject to a quarterly financial covenant to maintain a funds flow coverage ratio. On September 3, 2004, the Amended Loan Agreement was amended to modify the quarterly financial covenant.

As of January 31, 2004, Alloy, Inc. was not in compliance with the previous quarterly financial covenant and, as a result of this default, the $2.9 million outstanding principal balance was classified as a current liability on our January 31, 2004 consolidated balance sheet. dELiA*s Corp. and Alloy, Inc. were in compliance with the modified covenant for the year ended January 31, 2005 and the quarter ended April 30, 2005. As of January 31, 2005 the current and long-term mortgage note payable balance was $160,000 and $2.6 million. As of April 30, 2005 the current and long-term mortgage note payable balance was $170,000 and $2.6 million. The mortgage loan is secured by the distribution facility and related property.

The financial covenant relates to the consolidated financial position of Alloy, Inc. Prior to the date of the Spinoff, we expect to have an amendment to this agreement in place which, among other things, will remove Alloy, Inc. as a guarantor.

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Stock-Based Compensation Plans

Under Alloy, Inc.’s incentive compensation plans, our employees were granted stock options. We expect to establish our own stock-based compensation plan in connection with the Spinoff.

Stock options held by our employees are fixed-price options granted at the fair market value of the underlying common stock on the date of the grant. Generally, one-fourth of each grant vests and becomes exercisable annually over a four-year period immediately following the grant date with expiration ten years after the initial grant date.

The following table summarizes transactions in Alloy, Inc. stock options held by our employees during the fiscal years ended:

	January 31, 2003		January 31, 2004		January 31, 2005
	Options	Weighted- Average Exercise Price per Option	Options	Weighted- Average Exercise Price per Option	Options	Weighted- Average Exercise Price per Option
Outstanding, beginning of year	681,873	$11.79	668,548	$11.66	1,110,772	$8.45
Options granted	139,300	9.93	519,739	4.52	302,800	5.11
Options exercised	(39,875)	8.25	—	—	(9,133)	4.53
Options cancelled or expired	(112,750)	11.52	(77,515)	9.76	(463,711)	9.99
Outstanding, end of year	668,548	11.66	1,110,772	8.45	940,728	6.65

Exercisable, end of year	150,316	$13.16	339,164	$12.13	316,268	$9.24

Weighted average Fair Market Value of grants	$6.70		$2.93		$3.07
Option expense for the year	$1,511,448		$1,600,047		$1,138,367

The following table summarizes information about stock options described above that are outstanding and exercisable at January 31, 2005:

	Options Outstanding				Options Exercisable
Options	Range of Exercise Prices per Option		Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price per Option	Options	Weighted- Average Exercise Price per Option
30,656	$2.64	$3.90	9.7	$3.72	664	$2.72
612,902	3.91	6.02	8.8	4.61	101,070	4.35
112,195	6.03	9.00	6.7	7.65	73,197	7.90
136,750	9.01	13.63	6.7	11.94	101,762	11.93
36,225	13.64	19.25	6.4	15.85	27,575	15.82
12,000	19.26	21.44	4.8	21.12	12,000	21.12

940,728			8.1	$6.65	316,268	$9.24

It is anticipated that unexercised options to purchase Alloy, Inc. common stock held by our employees and outstanding on the effective date of the Spinoff will be converted to options to acquire our common stock. The stock options, as converted, will assume the same vesting provisions, contractual life and other terms and conditions as the Alloy, Inc. options they replaced. The number of shares and exercise price of each converted

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

stock option will be adjusted so that each new option to purchase our common stock will have the same ratio of exercise price per share to market value per share and the same aggregate difference between market value and exercise price as the Alloy, Inc. stock options so converted. No new measurement date is expected to occur upon conversion.

13. Income Taxes

The components of the (benefit) provision for income taxes consist of the following for the fiscal years ended:

	January 31, 2003	January 31, 2004	January 31, 2005
	(In thousands)
Current:
State	$148	$—	$15
Federal	—	—	—

Total current	148	—	15

Deferred:
State	(655)	655	—
Federal	(1,804)	1,804	—

Total deferred	(2,459)	2,459	—

Net income tax (benefit) expense	$(2,311)	$2,459	$15

The difference between the total expected tax (benefit) expense using the statutory rates of 35%, 35% and 34%, respectively and tax (benefit) expense for the fiscal years ended:

	January 31, 2003	January 31, 2004	January 31, 2005
Computed expected tax (benefit) expense	(35)%	(35)%	(34)%
State taxes, net of federal benefit	(10)%	(10)%	(6)%
Goodwill impairment	0%	26%	0%
Change in future state tax rate	0%	0%	24%
All other individually less than 5%	0%	0%	(1)%
Change in valuation allowance	10%	23%	17%

Total (benefit) expense	(35)%	4%	0%

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The types of temporary differences that give rise to significant portions of our deferred tax assets and liabilities are set out as follows at:

	January 31, 2004	January 31, 2005
	(In thousands)
Deferred tax assets:
Accruals and reserves	$3,144	$4,269
Plant and equipment	4,087	2,841
Other	1,191	732
Net operating loss carryforwards	15,233	17,033

Gross deferred tax assets	23,655	24,875
Valuation allowance	(20,667)	(21,367)

Total deferred tax assets	2,988	3,508

Deferred tax liabilities:
Goodwill	(1)	—
Identifiable intangible assets	(2,207)	(1,385)
Other	(780)	(2,123)

Total deferred tax liabilities	(2,988)	(3,508)

Net deferred tax assets	$—	$—

We are included in Alloy, Inc.’s consolidated federal and certain state income tax groups for income tax purposes. For federal income tax purposes, we have unused net operating loss (“NOL”) carryforwards of approximately $43 million at January 31, 2005 expiring through 2024. The U.S. Tax Reform Act of 1986 contains provisions that limit the NOL carryforwards available to be used in any given year upon the occurrence of certain events, including a significant change of ownership. We have experienced such ownership changes and may experience such future changes. In addition, the annual limitations may result in the expiration of net operating losses before utilization.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments.

For the year ended January 31, 2004, due to a number of factors, including the acquisition of dELiA*s Corp., management lowered its projections of future taxable income. As a result of these lower projections, management concluded the future utilization of our deferred tax assets was no longer more-likely-than-not. For the years ended January 31, 2004 and 2005, the valuation allowance increased $20.7 million (primarily related to the dELiA*s Corp. purchase) and $700,000, respectively. As we continued to experience taxable losses for the year ended January 31, 2005, management maintains its position that it is not more-likely-than-not that the net deferred tax assets will be realized prior to expiration.

We will enter into a tax separation agreement with Alloy, Inc. in order to allocate the responsibilities for certain tax matters, among other matters (see note 14 to our financial statements).

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Related Party Transactions

On May 31, 2005, Alloy, Inc. announced its plans to establish its direct marketing and retail store segments as a fully independent public company. This business, to be known as dELiA*s, Inc., is to be separated from Alloy, Inc.’s media and marketing business via a 100% Spinoff which is expected to occur before the end of our fourth fiscal quarter of fiscal 2005. We have also contemplated a $20 million rights offering of our shares at an exercise price that would be derived from a $175 million pre-offering valuation of us. On April 14, 2005, Alloy, Inc. announced that it had entered into a binding letter agreement with the largest beneficial owner of its common stock, MLF Investments, LLC (“MLF”), whereby MLF has agreed to backstop the rights offering at the $175 million pre-offering valuation. By agreeing to backstop this proposed offering, MLF has committed, either directly or through its affiliated investment funds, to purchase the unsubscribed portion of such shares.

Alloy, Inc. has provided certain services to us including tax, treasury, legal, auditing, corporate development, risk management, regulatory, compensatory and other services. Identifiable costs have been charged directly to us. All other services-related costs incurred by Alloy, Inc. but not specifically attributable to our operating businesses have been allocated using a reasonable method of allocating common expenses, as specific identification of expenses was not practicable.

In addition, we recognize other revenues that consist primarily of advertising provided for third parties in our catalogs, on our e-commerce webpages, in our outbound packages, and in our retail stores pursuant to specific pricing arrangements with Alloy, Inc. Alloy, Inc. arranges these advertising services on our behalf through a related party transaction. We believe that the terms and conditions of this relationship are similar to those that we could obtain in the marketplace. In connection with the Spinoff, we will be entering into certain media services agreements with Alloy, Inc. Revenue under these arrangements is recognized, net of commissions and agency fees, when the underlying advertisement is published or otherwise delivered pursuant to the terms of each arrangement. We also recognize revenue from the sale of offline magazine subscriptions to our telephone direct marketing customers at the time of purchase (Refer to note 2, “Summary of Significant Accounting Policies, Revenue Recognition”).

We believe that the charges and allocations described above are fair and reasonable. However, these charges and allocations are not necessarily indicative of the amounts that would have been or that will be recorded by us on a stand-alone basis.

The following table summarizes the related party transactions:

	For the Fiscal Years Ended January 31,			For the Three Months Ended April 30,
	2003	2004	2005	2004	2005
	(In thousands)
Revenue	$864	$950	$1,323	$239	$235

Expenses:
Executive	533	—	—	—	—
Finance	670	1,124	922	380	122
Information Technology	2,236	2,681	1,244	311	227
Legal	249	77	655	15	4
Insurance	482	404	637	271	244
Human Resources	237	246	11	3	3
Other	1,149	469	144	30	—

Total Expenses	$5,556	$5,001	$3,613	$1,010	$600

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net Transfers from (to) Alloy, Inc.

Alloy, Inc. has provided financing to us through cash flows from its other operations and external capital raised. Although Alloy, Inc. has not charged interest on this financing, in the event interest had been charged, we estimate that interest expense on cash funding would have been $0, $134,000 and $613,000 for the fiscal years ended January 31, 2003, 2004 and 2005, respectively, and $72,000 and $193,000 for the fiscal quarters ended April 30, 2004 and 2005, respectively. In calculating the estimated interest expense, we utilized the interest rate on Alloy, Inc.’s Debentures of 5.375%.

This financing has been reflected as a component of net transfers from Alloy, Inc. in our consolidated statement of changes in divisional equity. Cash transfers have been reflected on our consolidated statements of cash flows. Under terms of the distribution agreement with Alloy, Inc. the net amount due from us to Alloy, Inc. at the closing date of the Spinoff will be classified as equity. Subsequent to the closing of the Spinoff, amounts due to Alloy, Inc. arising from transactions subsequent to that date will be settled in cash.

Included in the consolidated statements of cash flows are certain non-cash transfers from (to) Alloy, Inc. These relate to the contribution of the acquired businesses of Girlfriends LA, Old Glory and dELiA*s Corp., purchase accounting adjustments and asset transfers.

Agreements with Alloy, Inc.

Prior to the Spinoff, we and Alloy, Inc. will enter into certain agreements that are described below to define our ongoing relationships after the Spinoff and to allocate tax, employee benefits and certain other liabilities and obligations arising from periods prior to the distribution date. These agreements are summarized below.

Distribution agreement. We will enter into a distribution agreement with Alloy, Inc. providing for, among other things, the corporate transactions required to effect the Spinoff, the terms of and conditions to the Spinoff and other arrangements relating to the Spinoff. The distribution agreement will also provide for certain mutual obligations in connection with the Spinoff, including indemnification obligations.

Tax separation agreement. We will enter into a tax separation agreement with Alloy, Inc. in order to allocate the responsibilities for the payment of taxes for the pre-Spinoff periods arising out of certain tax matters. In addition, pursuant to the agreement, we will agree that we will not liquidate, dispose of a certain level of our assets within two years of the Spinoff, or take any other action which would cause the Spinoff to fail to qualify as a tax-free transaction, subject to certain specified exceptions. In addition, we will also agree, in certain circumstances, to indemnify Alloy, Inc. against any tax liability that is incurred as a result of the failure of the Spinoff to qualify as a tax-free transaction. The agreement will allocate responsibilities for certain miscellaneous matters such as the filing of tax returns, maintenance of records, and procedures for handling certain audits and examinations.

Trademark and servicemark agreements. Alloy, Inc. and we will enter into an agreement pursuant to which Alloy, Inc. will agree to transfer to us rights in and to certain trademarks and servicemarks used exclusively in our business. With respect to certain Alloy and CCS trademarks and service marks covering goods and services applicable to both of our businesses, we have agreed with Alloy, Inc. that we and they will become joint owners by assignment of those marks. Thereafter, we and Alloy, Inc. will file instruments with the United States Patent and Trademark Office (the “PTO”) to request that the PTO divide these jointly owned marks between us such that we each would own the registrations for those trademarks for the registration classes covering the goods and services applicable to our respective businesses. We have agreed to negotiate in good faith with Alloy, Inc. regarding terms of use of such jointly owned marks if the PTO denies our request to divide these marks.

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information Technology and Intellectual Property Agreement—We will enter into the following agreements with Alloy, Inc.:

Managed Services Agreement—Pursuant to a managed services agreement, Alloy, Inc. will provide us with website hosting, database management, data communication management, security and other managed services in support of our e-commerce webpages and applications.

Application Software License Agreement—Alloy, Inc. will license to us the right to use its proprietary e-commerce software.

Professional Services Agreement—Alloy, Inc. will provide to us technology-related professional services in three primary functional areas: software license support database and list support services and other database services.

Media Services Agreement—We will enter into a media service agreement with Alloy, Inc. pursuant to which Alloy, Inc. will be appointed as our exclusive sales agent for the purpose of providing the following media and marketing-related services to us:

•	Internet Advertising.

•	Catalog Advertisements and Insertions.

•	Sampling.

•	Database Collection and Marketing.

OCM call center agreement. Prior to the distribution, we and Alloy, Inc. will enter into an agreement pursuant to which we will provide certain call center services to On Campus Marketing, LLC, Collegiate Carpets, LLC, and Carepackages, LLC, which are indirect subsidiaries of Alloy, Inc.

15. Commitments and Contingencies

Leases

We lease dELiA*s retail stores, a call center, office space, storage space and certain computer equipment under non-cancelable operating leases with various expiration dates through 2013. As of January 31, 2005, future net minimum lease payments were as follows:

Fiscal Year:	Operating Leases
(in thousands)
2005	$8,804
2006	8,412
2007	7,294
2008	6,877
2009	6,841
Thereafter	11,079

Total minimum lease payments	$49,307

Most of the dELiA*s retail store leases require payment of a specified minimum rent, plus a contingent rent based on a percentage of the store’s net sales in excess of a specified threshold. Most of the lease agreements have defined escalating rent provisions, which are expensed over the term of the related lease on a straight-line basis commencing with the date of possession, including any lease renewals deemed to be probable. In addition, most of the leases require payment of real estate taxes, insurance and certain common area and maintenance costs in addition to the future minimum operating lease payments.

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rent expense was approximately $600,000, $3.8 million and $10.0 million for the fiscal years ended January 31, 2003, 2004, and 2005, and $2.7 million and $2.5 million for the fiscal quarters ended April 30, 2004 and 2005, respectively, under non-cancelable operating leases. There were no contingent rent payments made during these periods.

Sales Tax

At present, with respect to the Alloy and CCS catalogs, sales or other similar taxes are collected in respect of direct shipments of goods to consumers located in states where these operations have a physical presence or personal property. With respect to the dELiA*s catalogs, sales or other similar taxes are collected only in states where we have dELiA*s retail stores, another physical presence or other personal property. However, various other states or foreign countries may seek to impose sales tax obligations on such shipments in the future. A number of proposals have been made at the state and local levels that would impose additional taxes on the sale of goods and services through the internet. A successful assertion by one or more states that we should have collected or be collecting sales taxes on the sale of products could have a material adverse effect on our operations.

License Agreement

dELiA*s Brand LLC, a subsidiary of dELiA*s Corp., entered into a license agreement (the “License Agreement”) on February 24, 2003 with JLP Daisy LLC, (“JLP Daisy”). The License Agreement is for a term of ten years commencing on February 24, 2003 and ending January 31, 2013. The License Agreement grants JLP Daisy exclusive rights (except for our rights) to use the dELiA*s trademarks to advertise, promote and market the licensed products, and to sublicense to permitted sub-licensees the right to use the trademarks in connection with the manufacture, sale and distribution of the licensed products to approved wholesale customers. We maintain the right to approve sub-licensees, customers, advertising and marketing, quality control and samples.

At the end of the ten-year term, the License Agreement can be extended for one five-year term automatically if certain “extension standards” are met (as defined in the License Agreement). If such “extension standards” have not been met and monies advanced and a preferred return of 18% per annum have been recouped then there will be no extension. If monies advanced and/or preferred return have not been recouped, then at our option (i) the term can be extended up to five years but only until recoupment, or (ii) no extension is granted but JLP Daisy is paid the balance of any unrecouped monies advanced plus an annual preferred return of 6% on monies advanced to the extent not already received. We have held preliminary discussions with JLP Daisy about modifying the terms of the License Agreement, but to date no definitive agreement has been reached regarding such modifications. The License Agreement provides that JLP Daisy is entitled to retain all of the royalty income generated from the sale of licensed products until JLP Daisy recoups its advance plus one-third of a preferred return of 18% per year on the unrecouped advance, if ever. Thereafter, we will receive an increasing share of the royalties until JLP Daisy recoups its advance plus a preferred return of 18% per year on the unrecouped advance, at which time we will receive a majority of the royalty stream after brand management fees. We have not recorded any amounts associated with the License Agreement.

Employment Agreements

On October 27, 2003, Alloy, Inc. entered into an offer letter with Robert Bernard, who will be our Chief Executive Officer following the Spinoff. If Mr. Bernard is terminated without “cause” (as defined in the offer letter) prior to October 27, 2005, he will be entitled to receive severance equal to the total amount of salary payable to him under the offer letter through October 27, 2005. Mr. Bernard’s annual salary is set at $600,000. In addition, there are six other executives of the company with severance agreed to in offer letters depending on various circumstances that in total amounts to approximately $1.4 million.

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Litigation

We are involved from time to time in litigation incidental to our business and, from time to time, we may make provisions for potential litigation losses. We follow SFAS 5, “Accounting for Contingencies” when assessing pending or potential litigation.

On or about February 1, 2002, a complaint was filed in the Circuit Court of Cook County, Illinois naming dELiA*s Corp. as a defendant. The complaint purportedly was filed on behalf of the State of Illinois under the False Claims Act and the Illinois Whistleblower Reward and Protection Act and seeks unspecified damages and penalties for dELiA*s Corp.’s alleged failure to collect and remit sales tax on items sold by dELiA*s through its catalogs and website to Illinois residents. On April 8, 2004, the complaint was served on dELiA*s Corp. by the Illinois Attorney General’s Office, which assumed prosecution of the complaint from the original filer. On June 15, 2004 dELiA*s Corp. filed a motion to dismiss the action and joined in a Consolidated Joint Brief In Support Of Motion To Dismiss previously filed by our counsel and others on behalf of defendants in similar actions being pursued by the Illinois Attorney General, and, together with such other defendants, filed on August 6, 2004 a Consolidated Joint Reply In Support Of Defendants’ Combined Motion To Dismiss. Oral argument on the motion to dismiss was held on September 22, 2004, and dELiA*s Corp. submitted a Supplemental Brief in support of its Motion to Dismiss on Common Grounds on October 13, 2004. On January 13, 2005, an order was entered by the Circuit Court denying Defendants’ Motion to Dismiss. On February 14, 2005, dELiA*s Corp. filed a Motion For Leave to File an Interlocutory Appeal, which was granted by the Circuit Court on March 15, 2005, finding there were issues of law to be determined. On April 8, 2005, dELiA*s Corp. filed a petition with the Illinois Appellate Court to consider and hear the appeal. That application was denied by an order of the appellate court entered on May 23, 2005. On June 28, 2005 dELiA*s Corp. filed a petition for leave to appeal the appellate court decision to the Illinois Supreme Court. All proceeds in this matter are stayed pending the resolution of the appeal.

We are involved in additional legal proceedings that have arisen in the ordinary course of business. We believe that, apart from the actions set forth above, there is no claim or litigation pending, the outcome of which could have a material adverse effect on our financial condition or operating results.

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Segment Reporting

We currently have two reportable segments: the Direct Marketing segment and the Retail Store segment. Our management reviews financial information related to these reportable segments and uses the measure of operating income/loss to evaluate performance and resource allocation. The accounting policies of the segments are the same as those described in note 2. Reportable data for our reportable segments were as follows (reflects continuing operations only):

	Direct Marketing Segment	Retail Store Segment	Total(1)
	(In thousands)
Total Assets
April 30, 2005	$72,123	$18,478	$90,601
January 31, 2005	79,235	17,536	96,771
January 31, 2004	80,264	22,050	102,314
Capital Expenditures
April 30, 2005	$142	$1,013	$1,155
January 31, 2005	2,848	402	3,250
January 31, 2004	1,276	—	1,276
Depreciation and Amortization
April 30, 2005	$566	$740	$1,306
January 31, 2005	3,060	2,907	5,967
January 31, 2004	2,337	1,350	3,687
January 31, 2003	1,552	—	1,552
Goodwill
April 30, 2005	$40,204	$—	$40,204
January 31, 2005	40,204	—	40,204
January 31, 2004	43,616	—	43,616

	For the Fiscal Year Ended January 31,			For the Three Months Ended April 30,
	2003	2004	2005	2004	2005
	(In thousands)
Net revenues:
Direct marketing(1)	$145,063	$136,361	$135,297	$26,877	$31,179
Retail store(1)	—	30,104	64,061	13,655	13,486

Total net revenues	145,063	166,465	199,358	40,532	44,665

Operating loss:
Direct marketing	(5,173)	(62,278)	(560)	(3,381)	(544)
Retail store	—	(3,200)	(9,786)	(2,995)	(2,283)

Loss from continuing operations before interest (income) expense and income taxes	(5,173)	(65,478)	(10,346)	(6,376)	(2,827)
Interest (income) expense, net	(9)	412	623	129	115

Loss from continuing operations before income taxes	$(5,164)	$(65,890)	$(10,969)	$(6,505)	$(2,942)

(1)	In fiscal 2003, includes dELiA*s results for the five months ended January 31, 2004.

Included in operating loss in fiscal 2002 are restructuring charges of $2.6 million in the direct marketing segment to write-off an abandoned facility lease and equipment.

dELiA*s, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Included in operating loss in fiscal 2003 are charges in the direct marketing segment of $50.6 million representing the impairment of goodwill, $731,000 representing future contractual exit costs related to the relocation of direct marketing fulfillment activities, $790,000 related to the impairment of indefinite-lived intangible assets and $198,000 for the impairment of long-lived assets.

Included in operating loss in fiscal 2004 is approximately $181,000 in charges representing the impairment of indefinite-lived intangible assets in the direct marketing segment.

17. Quarterly Results (Unaudited)

The following table sets forth unaudited quarterly financial data for each of our last two fiscal years:

	For the Fiscal Year Ended January 31, 2004				For the Fiscal Year Ended January 31, 2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands)
Net revenues	$25,962	$25,014	$42,804	$72,685	$40,532	$39,371	$48,876	$70,579
Gross profit	10,231	9,187	16,411	29,745	13,654	12,466	18,723	27,074
Total operating expenses	12,912	12,196	23,007	82,937	20,030	18,432	19,545	24,256
(Loss) income from continuing operations before interest income (expense) and income taxes	(2,681)	(3,009)	(6,596)	(53,192)	(6,376)	(5,966)	(822)	2,818

(Loss) income from continuing operations	(2,682)	(3,009)	(6,690)	(55,968)	(6,505)	(6,047)	(1,057)	2,625

Income (loss) from discontinued business, net of taxes	172	102	521	(6,992)	(171)	212	748	823

Net (loss) income	$(2,510)	$(2,907)	$(6,169)	$(62,960)	$(6,676)	$(5,835)	$(309)	$3,448

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Alloy, Inc.

New York, New York

The audit referred to in our report to dELIA*s, Inc., dated June 17, 2005 which is contained in the Prospectus constituting part of this Registration Statement, included the audit of the consolidated financial schedule included in Part II of the Form S-1 for each of the three years in the period ended January 31, 2005. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based upon our audits.

In our opinion, such schedule presents fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP

New York, New York

June 17, 2005

SCHEDULE II

dELiA*s, Inc.

VALUATION AND QUALIFYING ACCOUNTS

(excluding discontinued operations)

Description	Balance at Beginning of Period	Additions	Usage/ Deductions	Balance at End of Period
	(In thousands)
Reserve for sales returns and allowances:
January 31, 2005	$1,062	$227	$279	$1,010
January 31, 2004	1,251	377	566	1,062
January 31, 2003	916	480	145	1,251
Reserve for inventory:
January 31, 2005	$6,424	$2,277	$2,669	$6,032
January 31, 2004	4,640	2,524	740	6,424
January 31, 2003	5,039	633	1,032	4,640
Valuation allowance for deferred tax assets:
January 31, 2005	$20,667	$700	$—	$21,367
January 31, 2004	—	20,667	—	20,667
January 31, 2003	528	—	528	—

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of dELiA*s Corp.

We have audited the consolidated statements of operations and cash flows for dELiA*s Corp. (the “Company”) for each of the three years in the period ended February 1, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of the Company’s operations and cash flows for each of the three fiscal years in the period ended February 1, 2003 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective February 3, 2002.

ERNST & YOUNG LLP

New York, New York

April 29, 2003, except for the 1st paragraph of Note 10 and the 3rd paragraph of Note 15,

as to which the date is May 12, 2003, the 1st paragraph of Note 1, as to which the date is September 4, 2003 and the

7th paragraph of Note 11, as to which the date is August 23, 2004

dELiA*s CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

FISCAL YEARS 2000, 2001 AND 2002

(in thousands, except per share data)

	Fiscal
	2000	2001	2002
NET SALES	$215,065	$143,728	$137,632
COST OF SALES	119,258	75,918	84,780

GROSS PROFIT	95,807	67,810	52,852
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	155,503	84,630	84,181
MERGER, RESTRUCTURING AND FINANCE CHARGES	29,205	4,975	68
FACILITY RELOCATION AND CORPORATE SEVERANCE	—	—	2,392
MERGER SETTLEMENT CHARGE	—	6,335	—
INTEREST AND OTHER (INCOME) EXPENSE, NET	(316)	(482)	589
MINORITY INTEREST	(20,812)	—	—

LOSS BEFORE INCOME TAXES, EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(67,773)	(27,648)	(34,378)
PROVISION FOR INCOME TAXES	11,942	—	—

NET LOSS BEFORE
EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(79,715)	(27,648)	(34,378)
EXTRAORDINARY ITEM	—	(803)	—
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	—	—	15,383

NET LOSS	$(79,715)	$(28,451)	$(18,995)

BASIC AND DILUTED NET LOSS PER SHARE:
BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	$(2.98)	$(0.68)	$(0.76)
EXTRAORDINARY ITEM	—	(0.02)	—
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	—	—	0.34

NET LOSS	$(2.98)	$(0.70)	$(0.42)

See notes to consolidated financial statements.

dELiA*s CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FISCAL YEARS ENDED FEBRUARY 3, 2001, FEBRUARY 2, 2002 AND FEBRUARY 1, 2003

(in thousands)

	Fiscal
	2000	2001	2002
OPERATING ACTIVITIES:
Net loss before extraordinary item and cumulative effect of change in accounting principle	$(79,715)	$(27,648)	$(34,378)
Adjustments to reconcile net loss before extraordinary item and cumulative effect of change in accounting principle to net cash used in operating activities:
Depreciation and amortization	11,494	1,493	6,226
Merger, restructuring and finance charges	32,523	4,975	68
Merger settlement charge	—	6,335	—
Asset impairment	—	—	2,918
Valuation allowance for deferred tax assets	19,768	—	—
Non-cash compensation expense related to restricted stock	4,561	1,277	591
Other non-cash corporate charges	1,651	—	—
Minority interest	(20,812)	—	—
Deferred taxes	(7,495)	—	—
Amortization of investments	(524)	(12)	—
Changes in operating assets and liabilities:
Merchandise inventories	2,413	3,520	(2,130)
Prepaid expenses and other current assets	4,769	3,747	1,220
Other assets	331	57	(85)
Current liabilities	(5,984)	(10,190)	7,386
Long-term liabilities	110	885	1,687

Net cash used in operating activities	(36,910)	(15,561)	(16,497)

INVESTING ACTIVITIES:
Capital expenditures	(10,804)	(5,855)	(10,930)
Purchase of investment securities	(24,282)	—	—
Proceeds from the maturity of investment securities	56,699	11,036	—
Proceeds from sales of businesses	2,289	3,783	—
Acquisitions, net of cash acquired	174	(2,500)	—

Net cash provided by (used in) investing activities	24,076	6,464	(10,930)

FINANCING ACTIVITIES:
Net proceeds from common stock offering	—	29,517	—
Increase in restricted cash	—	(3,475)	(180)
Charges related to changes in financing arrangements	—	(606)	—
Exercise of stock options	75	2,692	866
Acquisition of treasury stock	(823)	—	—
Net (repayments) borrowings under line of credit agreements	(639)	2,210	(659)
Principal payments on long-term debt and capital lease obligations	(594)	(2,629)	(587)

Net cash (used in) provided by financing activities before extraordinary item	(1,981)	27,709	(560)
Net cash used by extraordinary item	—	(803)	—

Net cash (used in) provided by financing activities	(1,981)	26,906	(560)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(14,815)	17,809	(27,987)
CASH AND CASH EQUIVALENTS, BEGINNING	25,117	10,302	28,111

CASH AND CASH EQUIVALENTS, END	$10,302	$28,111	$124

dELiA*s CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 1, 2003

1. BUSINESS AND BASIS OF PRESENTATION

In September 2003, Alloy, Inc. acquired all of our outstanding shares at a price of $0.928 per share. These financial statements do not give effect to the acquisition.

We are a multichannel retailer that markets apparel, accessories and home furnishings to teenage girls and young women. We reach our customers through the dELiA*s catalog, www.dELiAs.cOm and the dELiA*s retail stores.

As shown in the accompanying statements of operations and cash flows, we have incurred net losses and negative cash flows from operations in each of the last three fiscal years. Recently, we have undertaken cost-cutting efforts, including headcount reductions, and completed several financing initiatives, and continue to work at others, which are described in Notes 10 and 15 below.

On November 20, 2000, dELiA*s Inc. and its 54%-owned, internet-focused subsidiary iTurf Inc. were recombined through the merger of dELiA*s Inc. into a wholly-owned subsidiary of iTurf. We issued 1.715 shares of iTurf Class A common stock to dELiA*s Inc. stockholders for each outstanding share of dELiA*s Inc. common stock surrendered in the merger. All outstanding dELiA*s Inc. options and shares of restricted stock were converted at the same exchange ratio. We renamed the parent company of the recombined business dELiA*s Corp. Because the former stockholders of dELiA*s Inc. owned more than 50% of dELiA*s Corp. after the merger, the transaction was accounted for as a “reverse acquisition” by dELiA*s Inc. of the minority interest in iTurf. In connection with the merger, deferred tax liabilities relating to earlier issuances of iTurf common stock were eliminated and the remaining net deferred tax asset was reserved with a fiscal 2000 tax charge (see Note 14) of $19.8 million. The excess of the net assets acquired over the merger consideration, after the writeoff of the minority interest proportionate percentage of iTurf’s noncurrent assets and an adjustment relating to our fiscal 2000 restructuring initiatives (see Note 5), was recorded as $20.1 million of “excess of fair value over purchase price” for amortization over five years. During fiscal 2002, the remaining balance of this negative goodwill was written-off in connection with our adoption of SFAS 142. (See Note 2—Goodwill and Other Intangible Assets.)

As a result of the “reverse acquisition” treatment, dELiA*s Corp. reports the historical results of dELiA*s Inc. for periods prior to the merger with all share and per share information, except for amounts on our Consolidated Balance Sheets and Consolidated Statements of Stockholders’ Equity, retroactively adjusted to reflect the merger exchange ratio by multiplying the number of dELiA*s Inc. shares by 1.715. In presenting our shares outstanding and calculating loss per share for periods after the merger, we have assumed conversion on the merger date of all eligible shares of dELiA*s Inc. common stock. References herein to “we,” “our” and similar phrases and to “dELiA*s” refer to dELiA*s Inc. prior to November 20, 2000 and to dELiA*s Corp. on or after that date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year— Our fiscal year is the period of 52 or 53 weeks ended on the Saturday closest to January 31 following the corresponding calendar year. References in this report to “fiscal 2002” mean the period from February 2, 2002 to February 1, 2003. References in this report to “fiscal 2001” mean the period from February 4, 2001 to February 2, 2002. References in this report to “fiscal 2000” mean the period from January 30, 2000 to February 3, 2001.

Principles of Consolidation— Our consolidated financial statements include the accounts of dELiA*s and subsidiaries, all of which, except iTurf, were wholly-owned for all periods presented. For the period that iTurf

dELiA*s CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FEBRUARY 1, 2003

was not wholly-owned, the accounts of iTurf were included in the consolidated financial statements with the outside ownership of iTurf reflected as minority interest. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in our financial statements and footnotes thereto. Actual results could differ from those estimates.

Concentration of Credit Risk—Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash investments. We maintain cash and cash equivalents with high quality financial institutions.

Reclassifications— Certain amounts have been reclassified to conform to the current period presentation.

Statements of Cash Flows—During fiscal 2000, 2001 and 2002, we paid $1.3 million, $600,000 and $900,000 respectively, for interest and did not pay any income taxes. Non-cash investing and financing activities include the issuances of common stock for the merger described in Note 1, the acquisitions described in Note 3 and the merger settlement described in Note 11 and the issuances of restricted stock described in Note 12.

Cash and Cash Equivalents—We consider all credit card receivables and highly liquid investments with maturities of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

Restricted Cash—Restricted cash primarily represents collateral for standby letters of credit issued in connection with our merchandise sourcing activities. The restriction will be removed after the letters of credit expire or are cancelled.

Merchandise Inventories—Merchandise inventories, which are primarily finished goods, are stated at the lower of cost (determined on a first-in, first-out basis) or market value, which is determined based on estimated recovery.

Catalog Costs —Catalog costs, which primarily consist of catalog production and mailing costs, are capitalized and amortized over the expected life of the related future revenue stream, which generally covers three to five months from mailing date. We account for catalog costs in accordance with AICPA Statement of Position (“SOP”) 93-7, “Reporting on Advertising Costs.” SOP 93-7 requires that expenses relating to capitalized advertising costs be computed using the ratio of current period revenues for the catalog cost pool to the total of current and estimated future period revenues for that catalog cost pool.

Long-Lived Assets —In accordance with the SFAS No. 144, we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is considered impaired when the anticipated cash flows expected to be generated by the asset are less than its carrying amount. The impairment charge is the amount required to bring the carrying value to the fair value based on expected future discounted cash flows. See Note 9 for details of fiscal 2002 impairment charges. Because of continuing uncertainty in retail market conditions, our future cash flows projections may change in the near term and we may need to record additional impairment charges.

dELiA*s CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FEBRUARY 1, 2003

Goodwill and Other Intangible Assets—As of February 3, 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and Other Intangible Assets.” For acquired goodwill, SFAS 142 discontinues amortization and instead requires annual impairment testing. For intangible assets, SFAS 142 requires testing for impairment and amortization once the useful economic life is determined to be finite. In connection with our adoption of SFAS 142, we recorded a $15.4 million cumulative effect of change in accounting principle, which represents the reversal of the unamortized balance of the negative goodwill recorded on our books in connection with the November 2000 merger of dELiA*s Inc. and iTurf Inc. The following table shows the effect that earlier adoption of SFAS 142 would have had on net loss (in thousands) and the related per share amounts, as well as net loss before extraordinary item and cumulative effect of change in accounting principle (in thousands) for all periods presented in the accompanying statement of operations:

	Fiscal 2000		Fiscal 2001		Fiscal 2002
Net loss	$(79,715)	$(2.98)	$(28,451)	$(0.70)	$(18,995)	$(0.42)
Negative goodwill amortization	(1,253)	(0.05)	(4,000)	(0.10)	—	—

Adjusted net loss	$(80,968)	$(3.03)	$(32,451)	$(0.80)	$(18,995)	$(0.42)

Adjusted net loss before extraordinary item and cumulative effect of change in accounting principle	$(80,968)		$(31,648)		$(34,378)

Revenue Recognition—Revenue is recognized when merchandise is shipped to customers or at the point of retail sale. We accrue a sales return allowance in accordance with our return policy for estimated returns of merchandise subsequent to the balance sheet date that relate to sales prior to that date. As of February 2, 2002 and February 1, 2003, the sales return allowance, which is included in customer liabilities, was $523,000 and $700,000, respectively.

Nonmonetary Transaction—During fiscal 2001, we exchanged some of our excess inventory, which had an original cost of $600,000 and a carrying value of $300,000, for the right to receive future goods and services also valued at $300,000. During fiscal 2002, we fully reserved the remaining balance of the related asset.

Shipping Expenses—Expenses incurred in shipping goods to customers are included in cost of sales.

Advertising Costs—Advertising expenses that are not direct-response catalog costs are expensed as incurred. These expenses amounted to $14.6 million (related primarily to our internet businesses), $1.3 million and $1.2 million for fiscal 2000, 2001 and 2002, respectively.

Income Taxes—Deferred income tax assets and liabilities are recorded in accordance with SFAS No. 109. Valuation allowances are provided when the expected realization of tax assets does not meet a “more likely than not” criteria. (See Note 14.)

Computation of Net Loss Per Share—We calculate net loss per share in accordance with SFAS No. 128, “Computation of Earnings Per Share” and SEC Staff Accounting Bulletin No. 98. (See Note 7.)

Stock-based Compensation—In accordance with Accounting Principles Board (“APB”) No. 25, “Accounting for Stock Issued to Employees,” compensation cost for stock-based awards is measured as the excess, if any, of the quoted market price of our stock as of the time of grant over the amount, if any, that an employee must pay to acquire the stock. Stock options are generally granted with exercise prices equal to the fair value of the shares as of the date of grant; accordingly, we do not generally recognize compensation expense in connection with stock options. (See Note 12.)

dELiA*s CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FEBRUARY 1, 2003

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”. This standard provides alternative methods of transition to the fair value method of accounting for stock-based employee compensation under SFAS No. 123, “Accounting for Stock-Based Compensation,” but does not require us to use the fair value method. This standard also amends certain disclosure requirements related to stock-based employee compensation. We adopted the disclosure portion of this standard as during fiscal 2002 and such adoption is reflected below.

We apply APB No. 25 and related interpretations in accounting for our incentive plans. Generally, all grants have a fixed exercise price with vesting based solely on service. Accordingly, no compensation expense has been recognized for options under these plans. Had compensation expense been determined based on the fair value of stock option grants on the date of grant in accordance with SFAS No. 148, our net loss and net loss per share would have been as follows:

	Fiscal 2000	Fiscal 2001	Fiscal 2002
Net loss, as reported	$(79,715,000)	$(28,451,000)	$(18,995,000)
Stock-based compensation expense determined using the fair value method, net of tax	(2,943,000)	(1,707,000)	(1,883,000)

Pro forma net loss	$(82,658,000)	$(30,158,000)	$(20,878,000)
Basic and diluted net loss per share, as reported	$(2.98)	$(0.70)	$(0.42)
Pro forma basic and diluted net loss per share	$(3.09)	$(0.74)	$(0.46)

The average estimated fair market value of options granted during fiscal 2000, 2001 and 2002 was $1.01, $2.94 and $2.59 per share, respectively. In preparing such estimates, we used the Black-Scholes option pricing model with the following assumptions: no dividend yield; expected volatility of 82%, 85% and 95%, respectively, risk-free interest rates of 6.0%, 4.0% and 3.0%, respectively; expected lives of four years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable measure of the fair value of our stock options.

Recent Accounting Pronouncements—In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” to amend or clarify accounting guidance related to gains and losses from extinguishment of debt and other topics. Upon adoption of SFAS 145 as of the beginning of fiscal 2003, we will be required to reclassify a pre-tax extraordinary loss of approximately $800,000 recognized in fiscal 2001 to selling, general and administrative expenses. The adoption of SFAS 145 is not expected to have any other material effect on our consolidated position or results of operations.

3. ACQUISITIONS

TheSpark.com, Inc.

On February 15, 2000, we acquired TheSpark.com, Inc. The aggregate consideration paid consisted of newly issued shares of a subsidiary’s common stock and the right to receive additional consideration based on the achievement of certain performance goals. The transaction was accounted for under the purchase method of

dELiA*s CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FEBRUARY 1, 2003

accounting with the operating results of the acquired business included in our consolidated financial statements from the date of acquisition and the excess of the aggregate purchase price over the fair market value of net assets acquired of $14.1 million allocated to goodwill. The goodwill was assigned a five-year life for amortization. In connection with this issuance of a subsidiary’s common stock, we recorded $2.8 million as additional paid-in capital.

On January 12, 2001, we entered into an agreement with representatives of the sellers to amend our contingent obligations under the acquisition agreement. In accordance with the amended agreement, we paid them $4.2 million (including $1.7 million in connection with our march 2001 sale of the businesses) in fiscal 2001 and issued them 1,315,271 and 197,835 shares of our class a common stock on June 1, 2001 and March 1, 2002, respectively. The value of all consideration paid or issued subsequent to our decision to sell the businesses (see note 5) was included in our restructuring charges.

4. FACILITY RELOCATION AND CORPORATE SEVERANCE

During fiscal 2002, we recorded charges of approximately $1.8 million related to our decision to relocate our contact center from Long Island City, New York to Columbus, Ohio and $600,000 for severance related to a corporate cost-cutting initiative.

5. MERGER, RESTRUCTURING AND FINANCE CHARGES

During fiscal 2000, dELiA*s Inc. and iTurf Inc. merged and we announced our intention to focus on our core dELiA*s brand and to sell or shut down our non-core businesses. The merger and restructuring of our businesses included the following initiatives, which were substantially completed in fiscal 2001:

•	the recombination of dELiA*s Inc. and iTurf Inc. in order to allow us, among other things, to manage the catalog and e-commerce components of our dELiA*s Direct business segment better;

•	the liquidation of our Droog direct business;

•	the sale of substantially all of the assets of our TSI Soccer direct business;

•	the sale of the primary assets of our Storybook Heirlooms direct business;

•	the liquidation of the retail operations of TSI Soccer; and

•	the decision to exit our internet community businesses.

In connection with these initiatives, we recorded the following in fiscal 2000:

•	$37.6 million for non-cash asset writedowns, offset by a $14.3 million reduction of the excess of fair value over purchase price attributable to the operations being shut down or sold;

•	$19.8 million for a non-cash tax charge taken in connection with the merger;

•	$3.3 million relating to the liquidation of inventory of businesses being shut down;

•	$3.2 million relating to future lease costs and other contractual obligations;

•	$1.8 million in merger transaction costs;

•	$1.2 million in severance costs related to the elimination of approximately 200 full-time and part-time positions at the locations being sold or shut down and at our corporate offices; and

•	a $500,000 loss on the sale of the TSI Soccer direct business.

dELiA*s CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FEBRUARY 1, 2003

The total fiscal 2000 charge of $53.1 million was recorded as $30.0 million of merger and restructuring charges, a $19.8 million fiscal 2000 income tax charge and $3.3 million in cost of sales. During fiscal 2000, we also reversed $800,000 of excess reserves relating to the completion of a fiscal 1999 restructuring initiative.

During fiscal 2001, we recorded the following charges related to our restructuring initiatives:

•	$2.3 million for non-cash asset writedowns attributable to the discontinued non-core businesses, which primarily relates to our June 1, 2001 stock issuance to the sellers of TheSpark.com Inc., the value of which exceeded our reserve due to the appreciation of our share price;

•	a $1.2 million loss, which is net of a $100,000 gain, on the sales of non-core businesses; and

•	a $900,000 increase in reserves, which is net of reversals of excess reserves of $85,000, for lease and other obligations as actual costs differed from our original estimates.

During fiscal 2001, we also recorded a $600,000 finance charge relating to the early termination of an interest rate swap that was tied to our distribution facility mortgage (see Note 10) and agreed on a non-cash settlement of a class action suit relating to the November 2000 merger of dELiA*s Inc. and iTurf Inc (see Note 11.)

During fiscal 2002, we recorded an additional net charge of $68,000 related to final lease settlements for our discontinued non-core businesses. As of February 1, 2003, approximately $900,000 remains accrued for future lease obligations relating to three leases that we are exiting as part of our restructuring initiatives. We expect this amount to be paid in full during fiscal 2003.

6. SEGMENTS

We currently have two reportable segments: dELiA*s Direct and dELiA*s Retail. All of our other businesses, which were sold or shut down in fiscal 2001, are included as “Non-core” below. Our two segments offer similar products to similar customers, but are managed separately because of their distribution methods. Both segments earn revenues primarily from the sale of apparel, accessories and home furnishings to consumers. The Direct segment takes phone, online and mail orders from our customers and ships merchandise directly to those customers. Our dELiA*s retail stores display merchandise primarily in mall stores and sell directly to customers who visit those locations. Inter-segment activity is minimal, is recorded at cost and is eliminated in consolidation and in preparation of the disclosure below. We do not sell a significant amount of product outside of the United States.

dELiA*s CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FEBRUARY 1, 2003

We evaluate performance and allocate resources primarily based on operating loss or income before certain expense allocations for shared resources; depreciation, amortization and non-cash compensation; unusual items; interest and other income or expense, net; income taxes; extraordinary items; and cumulative effect of change in accounting principle. There are no material differences between accounting policies used by the reportable segments in preparation of this information and those described in the summary of significant accounting policies in this report.

	Fiscal 2000	Fiscal 2001	Fiscal 2002
Net revenues
dELiA*s Direct	$96,251,000	$83,684,000	$68,044,000
dELiA*s Retail	45,097,000	54,285,000	69,513,000
Non-core	73,717,000	5,759,000	75,000

Total	$215,065,000	$143,728,000	$137,632,000

Loss before taxes, extraordinary item and cumulative effect of change in accounting principle
dELiA*s Direct operating loss	$(936,000)	$(1,066,000)	$(3,590,000)
dELiA*s Retail operating loss	(369,000)	(1,604,000)	(14,124,000)
Non-core operating (loss) income	(32,256,000)	(3,481,000)	498,000
Unallocated shared expenses	(5,650,000)	(7,899,000)	(7,296,000)
Depreciation, amortization and non-cash compensation	(16,055,000)	(2,770,000)	(6,817,000)
Merger, restructuring, finance, facility relocation, corporate severance and other non-recurring charges	(33,635,000)	(4,975,000)	(2,460,000)
Merger settlement charge	—	(6,335,000)	—
Gain on subsidiary IPO and sale of subsidiary stock	—	—	—
Minority interest	20,812,000	—	—
Interest and other income (expense), net	316,000	482,000	(589,000)

Total	$(67,773,000)	$(27,648,000)	$(34,378,000)

7. NET LOSS PER SHARE

Net loss per share for fiscal 2000 is calculated assuming that all shares of dELiA*s Inc. common stock that were eligible for exchange in the November 2000 merger (see Note 1) were exchanged on the merger date. Net loss per share for fiscal 2001 is calculated assuming that the shares issued for settlement of the merger-related class action lawsuit (see Note 11) were issued on the date of the settlement agreement.

dELiA*s CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FEBRUARY 1, 2003

The following table sets forth the computation of basic and diluted net loss per share:

	Fiscal 2000	Fiscal 2001	Fiscal 2002
Net loss before extraordinary item and cumulative effect of change in accounting principle	$(79,715,000)	$(27,648,000)	$(34,378,000)

Denominator for basic and diluted net loss per share	26,744,000	40,604,000	45,430,000

Basic and diluted net loss per share before extraordinary item and cumulative effect of change in accounting principle	$(2.98)	$(0.68)	$(0.76)

For fiscal 2000, 2001 and 2002, all options (see Note 12) and any shares issued after the end of the respective fiscal year for the TheSpark.com acquisition (see Note 3) were excluded from the computations of diluted loss per share.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value reported in our balance sheets for cash and cash equivalents and debt approximate fair values. Our investments of $11.0 million as of February 3, 2001 represent debt securities that are classified as held-to-maturity and carried at amortized cost. The fair value of those debt security investments as of February 3, 2001 was $11.0 million based on quotes obtained from brokers for those instruments.

9. IMPAIRMENT AND OTHER NON CASH CHARGES RELATING TO PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are depreciated on the straight-line method over the estimated useful lives or, for leasehold improvements, the shorter of the estimated useful lives or the remaining term of the lease. Depreciation expense for fiscal 2000, 2001 and 2002 was $7.1 million, $5.5 million and $6.2 million, respectively.

During the fiscal 2002, we reduced our retail store projections due to a decline in retail market conditions. Accordingly, we evaluated the value of property and equipment associated with our retail stores. For fiscal 2002, selling, general and administrative expenses included a charge of approximately $2.0 million relating to the write-down to fair value of tangible assets at eight dELiA*s retail stores. In addition, we recorded a charge in connection with our fiscal 2002 facility relocation of approximately $900,000 relating to the write-off of leasehold improvements at the closed facility.

10. LONG-TERM DEBT AND CREDIT FACILITIES

We are subject to certain covenants under the mortgage loan agreement relating to our fiscal 1999 purchase of our distribution facility in Hanover, Pennsylvania, including a covenant to maintain a fixed charge coverage ratio. Effective May 1, 2001, the bank agreed to waive the fixed charge coverage ratio covenant through August 6, 2003 in exchange for a principal payment of $2.0 million on May 7, 2001 and our agreement to pay on August 6, 2003 the outstanding principal balance as of that date.. The principal balance of $3.0 million as of February 1, 2003 is scheduled to be paid in full by August 2003. During fiscal 2000, 2001 and 2002, the weighted average interest rate incurred on our mortgage was 8.8%, 6.0% and 3.6%, respectively.

During fiscal 2001, we entered into a credit agreement with Wells Fargo Retail Finance LLC, a subsidiary of Wells Fargo & Company, that replaced our existing Congress facility. In connection with our change in

dELiA*s CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FEBRUARY 1, 2003

lenders, we recorded an extraordinary charge of approximately $800,000 in fiscal 2001. Upon adoption of SFAS 145 as of the beginning of fiscal 2003, we expect to reclassify this charge to operations. During fiscal 2001 and 2002 and thereafter, we amended the agreement several times. In order to facilitate these amendments, we incurred normal fees and, in one case, we repaid a significant portion of our outstanding loan. As amended, our credit agreement consists of a revolving line of credit that permits us to borrow up to $20 million (which we retain the right to increase to $25 million in the first eighteen months at our option). The credit line is secured by our assets and borrowing availability fluctuates depending on our levels of inventory and certain receivables. The agreement contains certain covenants and default provisions customary for credit facilities of this nature, including limitations on our capital expenditures. At our option, borrowings under this facility bear interest at Wells Fargo Bank’s prime rate plus 25 basis points or at the LIBOR Rate plus 250 basis points. A fee of 0.375% per year is assessed monthly on the unused portion of the line of credit as defined in the agreement. The facility matures in April 2006. As of February 1, 2003, outstanding letters of credit were $3.7 million and unused available credit was $2.1 million. During fiscal 2000, 2001 and 2002, the weighted average interest rate incurred on our credit facility was 9.5%, 7.0% and 5.6%, respectively.

During fiscal 2000, 2001 and 2002, total interest expense was $1.3 million, $600,000 and $900,000, respectively.

11. COMMITMENTS AND CONTINGENCIES

Leases

As of February 1, 2003, dELiA*s was obligated under various long-term non-cancelable leases for offices, retail stores and equipment requiring minimum annual rental payments. Those future obligations, including lease exit costs for which we’ve reserved in connection with our restructuring initiatives (see Note 5), are payable as follows:

Fiscal	Capital Leases	Operating Leases
2003	$596,000	$10,392,000
2004	149,000	9,680,000
2005	—	9,545,000
2006	—	9,564,000
2007	—	8,487,000
2008 and thereafter	—	26,690,000

Minimum lease payments	$745,000	$74,358,000

The total minimum payments for capital leases include approximately $40,000 for imputed interest, which reduces the total future payments to a present value of approximately $705,000. Amortization of assets recorded under capital leases is included with depreciation expense on our owned assets. (See Note 9.)

Some of our retail store leases include contingent rent clauses that will result in higher payments if the store sales exceed expected levels. Some of our operating leases also include renewal options and escalation clauses with terms that are typical for the industry. In addition, we are obligated to pay a proportionate share of increases in real estate taxes and other occupancy costs for space covered by our operating leases. Rent expense for fiscal 2000, 2001 and 2002 consisted almost entirely of minimum rentals and was $7.8 million, $9.4 million and $8.1 million, respectively.

dELiA*s CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FEBRUARY 1, 2003

Benefit Plan

We have a 401(k) retirement plan covering all eligible employees. Under the plan, employees can defer 1% to 15% of compensation up to federal limits. We may make matching contributions on a discretionary basis. The employee’s contribution is 100% vested and the employer’s matching contribution vests over a five-year period. Our employer’s contributions to the plan were $82,000, $107,000 and $63,000 in fiscal 2000, 2001 and 2002, respectively.

Internet Alliances

In May 1999, we entered into a strategic marketing alliance with America Online, Inc. Over the original two-year term of the agreement, we agreed to pay America Online a total of approximately $8.1 million. On March 30, 2001, the original agreement was superseded by a new agreement under which we agreed to pay our remaining obligation of approximately $1.1 million to America Online over a 27-month period. In connection with the sale of our gURL.com business on May 24, 2001, we assigned approximately $350,000 of obligations under our agreement with America Online to PrimediaNet. We remain liable to America Online for payment of all obligations under the agreement, including the assigned obligations. In the event PrimediaNet defaults on the obligations it has assumed, we would have a contractual claim against PrimediaNet and Primedia. As of February 1, 2003, our remaining payment obligation including the assigned amount was approximately $50,000.

Litigation

In June 1999, two purported securities class action lawsuits were filed against dELiA*s Inc. and certain of its officers and directors, and one former officer of a subsidiary. The original complaints were filed in Federal District Court for the Southern District of New York. The suits were consolidated into a single class action and an amended and consolidated complaint was filed on March 22, 2000. The complaint in this lawsuit purports to be a class action on behalf of the purchasers of our securities during the period January 20, 1998 through September 10, 1998. The complaint generally alleges that the defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder by making material misstatements and by failing to disclose allegedly material information regarding trends in our business. The complaint also alleges that the individual defendants are liable for those violations under Section 20(a) of the Exchange Act. The complaint seeks unspecified damages, attorneys’ and experts’ fees and costs, and such other relief as the court deems proper. On April 14, 2000, dELiA*s Inc. and the other named defendants filed a motion to dismiss the lawsuit. The motion to dismiss was denied on March 29, 2001. By order dated December 10, 2001, the court certified the class. We filed our answer to the consolidated amended complaint in February 2002 and merit discovery was completed in May 2002 and all other discovery was completed in September 2002.

The parties have reached an agreement in principle on a settlement of the action. That agreement has not yet been memorialized and will not become effective until a stipulation of settlement is executed by all parties and finally approved by the Court, after notice is given and an opportunity to object and a hearing has been accorded to all interested parties. On December 9, 2002, the Court entered an Order discontinuing the action (“Order of Discontinuance”), without prejudice to any party to apply to the Court on five days’ notice to restore the action to the trial calendar if the settlement is not consummated within 45 days. By Orders dated January 17, January 30 and March 19, 2003, the Court further extended the Order of Discontinuance until 30 days following the date on which the pending settlement is approved by the Court. The settlement was approved by the Court in April 2004 and became effective on August 23, 2004. The entire settlement amount was covered by dELiA*s insurance carrier.

Between August 17 and August 25, 2000, three purported class action complaints on behalf of stockholders of iTurf Inc., a partly-owned subsidiary of dELiA*s Inc. at the time, were filed in Delaware Chancery Court

dELiA*s CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FEBRUARY 1, 2003

against iTurf Inc., dELiA*s Inc. and each of iTurf’s directors. These actions include: Pack v. Kahn, et al., Del. Ch., C.A. No. 18242NC, Semeraro v. Kahn, et al., Del. Ch., C.A. No. 18258, and Engel v. Kahn, et al., Del. Ch., C.A. No. 18260NC. All three complaints made virtually identical claims, alleging that dELiA*s Inc. and the members of iTurf’s board of directors breached their fiduciary duties to iTurf’s public stockholders and that the merger exchange ratio was unfair to iTurf’s public stockholders. The actions were consolidated and an amended complaint was filed on January 19, 2001. On March 5, 2001, we answered that complaint, asserted affirmative defenses and separately moved to strike certain allegations. Also on March 5, 2001, we moved to dismiss the complaint. On January 15, 2002, all parties entered into a stipulation and agreement of compromise, settlement and release which became a final order in May 2002. Pursuant to the settlement, we issued one million shares of dELiA*s Class A common stock, substantially all of which have been distributed to the members of the class. The total $6.3 million value of the non-cash settlement was recorded as a charge in the fourth quarter of fiscal 2001.

12. STOCK-BASED COMPENSATION

Our incentive plans provide for the following types of awards to eligible employees: (i) stock options, including incentive stock options and non-qualified stock options; (ii) stock appreciation rights, in tandem with stock options or freestanding; and (iii) restricted stock. The maximum number of shares of common stock subject to each of the stock options or stock appreciation rights that may be granted to any individual is 750,000 for each fiscal year. If a stock appreciation right is granted in tandem with a stock option, it shall apply against the individual limits for both stock options and stock appreciation rights, but only once against the maximum number of shares available under the incentive plans.

On May 14, 2001, we issued 300,000 shares of restricted Class A common stock and options to purchase 300,000 shares to Andrea Weiss in connection with her employment as our President. The shares vest over a four-year period in accordance with the following schedule: 40% in fiscal 2002; 30% in fiscal 2003; 20% in fiscal 2004 and 10% in fiscal 2005. The fair value of the restricted stock at the time of grant was being amortized against earnings over the related vesting periods. During fiscal 2002, her employment agreement was amended such that restricted stock and options scheduled to vest after September 2004 were forfeited. As of the date of that amendment, such shares were cancelled and related expense recognition was terminated. Deferred compensation was reduced by $200,000 to reflect the resulting reduction in future compensation expense.

On December 17, 2002, the employment agreement of another officer was amended so that he would be permitted to continue to vest in his restricted stock and options for several months after relinquishing his responsibilities with us.

In connection with this amendment, we recorded non-cash compensation expense for the $36,000 value of this effective grant.

Stock Options

On November 20, 2000, in connection with the merger of dELiA*s Inc. and iTurf Inc., dELiA*s Corp. assumed all of the options outstanding under the dELiA*s Inc. incentive plans. Such options were adjusted to reflect the 1.715 merger exchange ratio with the number of shares underlying each option multiplied by the ratio and the related exercise prices divided by the ratio. All historical stock option information of dELiA*s Inc. that is provided herein has been similarly restated. The 1.2 million iTurf Inc. options outstanding as of the date of merger, which had an average exercise price of $9.77, continued to be outstanding after the merger with their terms and conditions unchanged, and are included in the total fiscal 2000 grants in the table below. From the date

dELiA*s CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FEBRUARY 1, 2003

of the recombination of dELiA*s Inc. and iTurf Inc., options are only available for grant under the 1999 Stock Incentive Plan. As of February 1, 2003, options to purchase 4.5 million shares were available for grant under the 1999 Stock Incentive Plan.

An executive is party to a stock option agreement with us pursuant to which we granted such executive an option to purchase up to an aggregate of 428,750 shares of our Class A common stock at an exercise price equal to the fair market value on the date of grant. The option became exercisable as to 85,750 shares on each of July 10, 1999, 2000, 2001 and 2002 and will become exercisable as to 85,750 shares on July 10, 2003.

A summary of our stock option activity for the three most recent fiscal years is as follows:

	Fiscal 2000		Fiscal 2001		Fiscal 2002
	Options	Weighted Average Exercise Price	Options	Weighted Exercise Price	Options	Weighted Exercise Price
Outstanding beginning of period	5,808,076	$4.83	5,340,005	$4.60	4,697,386	$4.29
Granted	4,069,695	4.10	2,082,357	4.58	798,600	3.82
Exercised	(7,277)	2.89	(917,914)	2.93	(297,877)	2.90
Cancelled	(4,530,489)	4.44	(1,807,062)	6.24	(742,946)	5.70

Outstanding end of period	5,340,005	$4.60	4,697,386	$4.29	4,455,163	$4.07

Exerciseable end of period	1,897,886	$4.96	1,604,720	$4.20	2,238695	$4.03

The following summarizes our stock option information as of February 1, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
Less than $2.50	1,268,566	8.2	$0.76	803,639	$0.77
$2.50 to $4.49	1,532,220	7.5	3.26	734,879	3.34
$4.50 to $7.49	1,172,334	8.6	5.63	352,034	5.62
$7.50 to $14.00	405,293	5.8	9.56	301,343	9.76
More than $14.00	76,750	6.2	22.00	46,800	22.00

Total	4,455,163	7.8	$4.07	2,238,695	$4.03

In the accompanying Consolidated Statement of Stockholders’ Equity, fiscal 2001 stock option activity includes option exercises and restructuring-related adjustments.

Restricted Stock

During fiscal 2000, dELiA*s and iTurf issued restricted common stock primarily in exchange for outstanding options held by certain employees and non-employee directors, resulting in the issuance of approximately 2.9 million shares (1.7 million pre-merger shares) of dELiA*s Inc. restricted common stock, 1.1 million shares of iTurf restricted common stock, and 100,000 shares of dELiA*s Corp. common stock. Certain vesting schedules of the restricted stock were extended as compared to the related option vesting schedules. Restricted stock was issued primarily in an effort to retain these employees at a time the exercise prices of their options were above current market prices for the common stock.

dELiA*s CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FEBRUARY 1, 2003

The value of dELiA*s restricted stock granted, based upon the market value as of the award date, is recorded as deferred compensation, an offset to stockholders’ equity which is amortized against earnings over the related vesting periods. Prior to the November 2000 merger, iTurf’s restricted stock grant was recorded as minority interest and was being similarly amortized against the earnings of that subsidiary. As a result of the merger, all unvested shares of iTurf restricted stock were revalued based on the current market price of dELiA*s Inc. stock and such value was added to deferred compensation for amortization over the remaining vesting periods. During fiscal 2000, 2001 and 2002, we reduced the deferred compensation balance by a total of $3.5 million, $1.3 million and $600,000, respectively, as we recognized non-cash compensation expense relating to restricted stock. The deferred compensation balance as of February 2, 2002 and February 3, 2001 was $900,000 and $134,000, respectively.

In the accompanying Consolidated Statement of Stockholders’ Equity, issuances of restricted stock include the effect of subsidiary grants and are shown net of forfeitures and certain restructuring-related adjustments. Some of these forfeitures relate to our cancellation of shares as of the vesting date as payment by the employee for employee taxes we pay on his or her behalf. Alternatively, the employee may elect to repay us in cash. In connection with this option, we have employee receivables, including approximately $250,000 due from two of our officers, included in prepaid expenses and other current assets.

13. STOCK OFFERING AND REPURCHASES

On June 19, 2001, we sold 5.74 million shares of our Class A common stock for approximately $29.5 million in net proceeds.

On December 13, 2000, we announced that our Board of Directors authorized us to repurchase up to $2,000,000 worth of shares of our Class A common stock, subject to market conditions. During the fourth quarter of fiscal 2000, we purchased approximately 700,000 shares of our Class A common stock at market value totaling approximately $800,000. Such shares were classified as treasury stock at cost.

14. INCOME TAXES

The provision for income taxes is comprised of the following:

	Fiscal 2000	Fiscal 2001	Fiscal 2002
Federal:
Current	$(224,000)	$—	$—
Deferred	9,401,000	—	—
State and local:
Current	—	—	—
Deferred	2,765,000	—	—

Total provision	$11,942,000	$—	$—

No income tax provision or benefit was booked for fiscal 2001 or fiscal 2002 due to our current operating loss and a full valuation allowance on our deferred tax assets.

In connection with the November 2000 merger of dELiA*s Inc. and iTurf Inc., deferred tax liabilities of approximately $26.1 million were written off in purchase accounting. In the absence of these deferred tax liabilities, an additional valuation allowance was required, which resulted in a fiscal 2000 merger-related tax charge of approximately $19.8 million.

dELiA*s CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FEBRUARY 1, 2003

dELiA*s had a federal net operating loss carryover (“NOL”) of approximately $150.4 million as of February 1, 2003, including a separate company loss of approximately $1.4 million relating to one of the noncore businesses that we sold in fiscal 2000. This separate company NOL is subject to limitation under the provisions of the Internal Revenue Code. Our federal NOL will expire in 2012 through 2023.

The effective income tax rates differed from the federal statutory income tax rates as follows:

	Fiscal 2000	Fiscal 2001	Fiscal 2002
Federal taxes at statutory rates	$(23,721,000)	$(9,400,000)	$(11,688,000)
State and local taxes net of federal benefit	1,797,000	(1,871,000)	(2,303,000)
Valuation allowance	26,171,000	10,971,000	13,912,000
Goodwill amortization/ write-off	7,648,000	(1,861,000)	—
Merger settlement charge	—	2,161,000	—
Other	47,000	—	79,000

	$11,942,000	$—	$—

The company’s existing deferred tax assets at February 2, 2002 and February 1, 2003 and have been reduced by a valuation allowance of approximately $44.7 million and $66.0 million, respectively, due to the uncertainty regarding the realization of such deferred tax assets.

15. SUBSEQUENT EVENTS

In February 2003, we entered into an agreement with JLP Daisy LLC, an affiliate of Schottenstein Stores, to license our dELiA*s brand on an exclusive basis for wholesale distribution in certain product categories. Group 3 Design Corp., a leading brand management firm, has been retained to manage these licensing activities, which will focus on the distribution of dELiA*s products primarily in mid- and upper-tier department stores. We received a $16.5 million cash advance against future royalties from the licensing ventures. Once JLP Daisy recoups its advance plus a preferred return, the Company will receive a majority of the royalty stream after brand management fees. The initial term of the master license agreement is 10 years, which is subject to extension under specified circumstances. The master license agreement may be terminated early under certain circumstances, including at the option of the Company upon payment to JLP Daisy of an amount based upon royalties received from the sale of the licensed products. In addition, the Company granted to JLP Daisy a security interest in the dELiA*s trademarks, although the only event that would entitle JLP Daisy to exercise its rights with respect to these trademarks is a termination or rejection of the master license agreement in a bankruptcy proceeding. In connection with the engagement of Group 3 Design as brand manager, an executive of Group 3 Design received a warrant to purchase 50,000 shares of our Class A Common Stock.

Effective April 29, 2003, we signed an amendment to our Credit Agreement with Wells Fargo Retail Finance LLC. (See Note 10.)

In May 2003, we received an equity infusion of $2.7 million when a group of our directors and officers purchased 7,297,298 shares at $0.37 per share. In addition to the equity transaction, the investing group provided us with a put option that would require them to purchase, but would not require us to sell, our Hanover distribution facility for an agreed-upon price that would allow us to satisfy our outstanding mortgage. This put option is intended to provide us with an alternative means of satisfying the mortgage in case we are not able to refinance, extend or otherwise satisfy the mortgage such as through a sale-leaseback arrangement. In consideration for the grant of the put option, the investors received warrants, exercisable for an aggregate 600,000 shares of our stock at $0.37 per share.

dELiA*s CORP.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	February 1, 2003	August 2, 2003
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$124	$4,205
Restricted cash	3,655	3,523
Merchandise inventories	16,770	20,758
Prepaid expenses and other current assets	3,989	4,328

Total current assets	24,538	32,814
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $24,062 and $30,726, respectively	32,049	26,077
OTHER ASSETS	377	157

TOTAL ASSETS	$56,964	$59,048

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$18,612	$15,538
Liabilities due to customers	5,702	5,471
Accrued restructuring	930	97
Bank loan payable	3,912	8,164
Current portion of long-term debt and capital leases	3,563	3,397

Total current liabilities	32,719	32,667
Deferred licensing revenue	—	16,500
Long-term debt and capital leases	142	35
Other long-term liabilities	3,085	3,398

STOCKHOLDERS’ EQUITY
Preferred stock, par value $.01 per share; Authorized shares—1,000,000; Issued shares—none	—	—
Class A common stock, par value $.01 per share; Authorized shares—100,000,000; Issued shares—47,502,811 and 54,994,290, respectively (including 1,685,580 in treasury)	475	550
Class B common stock, par value $.01 per share; Authorized shares—12,500,000; Issued shares—11,425,000 (all in treasury)	114	114
Additional paid-in capital	138,475	141,368
Less common stock in treasury, at cost	(11,041)	(11,041)
Deferred compensation	(134)	(43)
Retained deficit	(106,871)	(124,500)

Total stockholders’ equity	21,018	6,448

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$56,964	$59,048

See Notes to Unaudited Consolidated Financial Statements

dELiA*s CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Twenty-six Weeks Ended
	August 3, 2002	August 2, 2003
NET SALES	$54,924	$56,305
COST OF SALES	31,108	32,842

GROSS PROFIT	23,816	23,463

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	34,301	35,021
FINANCE CHARGES AND TRANSACTION FEES	—	2,340
ASSET IMPAIRMENT CHARGES	692	3,453
INTEREST AND OTHER EXPENSE, NET	108	278

NET LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(11,285)	(17,629)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	15,383	—

NET INCOME (LOSS)	$4,098	$(17,629)

BASIC AND DILUTED NET INCOME (LOSS) PER SHARE:
BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	$(0.25)	$(0.36)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	0.34	—

NET INCOME (LOSS)	$0.09	$(0.36)

SHARES USED IN THE PER SHARE CALCULATION OF BASIC AND DILUTED NET INCOME (LOSS) PER SHARE	45,265	48,948

See Notes to Unaudited Consolidated Financial Statements

dELiA*s CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

1.1.1.A	Twenty-six Weeks Ended
	August 3, 2002	August 2, 2003
	(Unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$4,098	$(17,629)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Cumulative effect of change in accounting principle	(15,383)	—
Depreciation and amortization	2,946	3,204
Asset impairment	692	3,453
Non-cash compensation expense related to restricted stock	390	91
Non-cash expense related to warrants	—	135
Changes in operating assets and liabilities:
Merchandise inventories	(8,267)	(3,988)
Prepaid expenses and other current assets	(1,696)	(339)
Other assets	(118)	220
Current liabilities	(1,498)	(4,138)
Deferred revenue	—	16,500
Long-term liabilities	1,248	313

Net cash used in operating activities	(17,588)	(2,178)

INVESTING ACTIVITIES:
Capital expenditures	(5,487)	(685)

Net cash used in investing activities	(5,487)	(685)

FINANCING ACTIVITIES:
Net proceeds from common stock offering	—	2,700
Decrease in restricted cash	—	132
Net borrowings under line of credit agreements	8,998	4,252
Principal payments on long-term debt and capital lease obligations	(291)	(273)
Exercise of options to purchase 263,652 and 194,181 shares, respectively	841	133

Net cash provided by financing activities	9,548	6,944

(DECREASE) INCREASE IN CASH & CASH EQUIVALENTS	(13,527)	4081

CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	27,915	124

CASH & CASH EQUIVALENTS, END OF PERIOD	$14,388	$4,205

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING AND INVESTING ACTIVITIES:

•	Fiscal 2002 issuance of common stock as final consideration for a fiscal 2000 acquisition.

•	Fiscal 2003 issuance of warrants in connection with our put option and licensing transactions.

See Notes to Unaudited Consolidated Financial Statements

dELiA*s CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Business

We are a multichannel retailer that markets apparel, accessories and home furnishings to teenage girls and young women. We reach our customers through the dELiA*s catalog, www.dELiAs.cOm and the dELiA*s retail stores.

In July 2003, we entered into a definitive agreement providing for Alloy, Inc. (Nasdaq:ALOY) to launch a tender offer to acquire for cash all of our outstanding shares at a price of $0.928 per share, based on 53.9 million dELiA*s shares outstanding or deemed outstanding at the closing. The tender offer will be subject to customary conditions, including the receipt of all necessary government approvals and the tender, without withdrawal prior to the expiration of the offer, of at least a majority of dELiA*s outstanding shares of a fully-diluted basis. Stockholders representing approximately 35% of the outstanding shares of dELiA*s have entered into an agreement under which they have agreed, among other things, to tender their shares in the tender offer and, if necessary, to vote their shares in favor of the proposed merger. The acquisition agreement provides for the tender offer, which is currently underway, to be followed by a second-step merger in which those shares not tendered will be converted into the right to receive the same $0.928 per share in cash. The boards of both companies have approved the acquisition agreement. As of September 10, 2003, dELiA*s Board of Directors and Chief Executive Officer resigned as 88% of the shares had been tendered. The transaction is expected to close during dELiA*s fiscal third quarter. Approximately $1.0 million of related transaction costs were recorded in the second quarter of fiscal 2003.

We are subject to seasonal fluctuations in our merchandise sales and results of operations. We expect our net sales generally to be higher in the second half of each fiscal year than in the first half of the same fiscal year.

2. Summary of Significant Accounting Policies and Basis of Presentation

Principles of Consolidation—Our consolidated financial statements include the accounts of dELiA*s and subsidiaries, all of which were wholly-owned for all periods presented. All significant intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Statements—The accompanying unaudited consolidated financial statements have been prepared in accordance with the requirements of Regulation S-X and in accordance with generally accepted accounting principles in the United States for interim financial reporting. In the opinion of management, the accompanying consolidated financial statements are presented on a basis consistent with the audited consolidated financial statements and reflect all adjustments (consisting of normal recurring items) necessary for a fair presentation of results for the interim periods presented. The financial statements and footnote disclosures should be read in conjunction with our fiscal 2002 audited consolidated financial statements and the notes thereto, which are included herein for the interim periods are not necessarily indicative of the results to be expected for the year.

Cumulative Effect of Change in Accounting Principle—In connection with our fiscal 2002 adoption of SFAS 142, we recorded a $15.4 million cumulative effect of change in accounting principle which represented the impairment of the unamortized balance of the negative goodwill recorded on our books in connection with a fiscal 2000 transaction.

Stock-based Compensation —We measure compensation cost for stock-based awards as the excess of the quoted market price of our stock as of the time of grant over the amount that an employee must pay to acquire the stock. Stock options are generally granted with exercise prices equal to the fair value of the shares as of the date

dELiA*s CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of grant; accordingly, we do not generally recognize compensation expense in connection with stock options. In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”. This standard provides alternative methods of transition to the fair value method of accounting for stock-based employee compensation under SFAS No. 123, “Accounting for Stock-Based Compensation,” but does not require us to use the fair value method. Had compensation expense been determined based on the fair value of stock option grants on the date of grant in accordance with SFAS No. 148, our net loss and net loss per share would have been as follows:

	Twenty-six weeks ended
	Aug. 3, 2002	Aug. 2, 2003
Net loss, as reported	$(11,285,000)	$(17,629,000)
Less stock-based compensation expense determined using the fair value method	941,000	952,000

Pro forma net loss	$(12,226,000)	$(18,581,000)

Basic and diluted net loss per share, as reported	$(0.25)	$(0.36)

Pro forma basic and diluted net loss per share	$(0.27)	$(0.38)

For fiscal 2002 and the first half of fiscal 2003, the average estimated fair market value of options granted was $2.59 per share. In preparing market value estimates, we used the Black-Scholes option pricing model with the following assumptions: no dividend yield, expected volatility of 95%, risk-free interest rate of 3.0% and expected lives of four years. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, this model and other existing models do not necessarily provide a reliable measure of the fair value of our stock options.

Reclassifications—Certain amounts have been reclassified to conform to the current presentation.

3. Segments

We currently have two reportable segments: dELiA*s Direct and dELiA*s Retail. Our two segments offer similar products to similar customers, but are managed separately because of their distribution methods. Certain prior year amounts have been reclassified to conform to the current presentation.

	Thirteen weeks ended		Twenty-six weeks ended
	August 3, 2002	August 2, 2003	August 3, 2002	August 2, 2003
Net revenues
dELiA*s Direct	$11,448,000	$10,790,000	$27,476,000	$24,844,000
dELiA*s Retail	14,631,000	16,062,000	27,373,000	31,461,000
Non-core	75,000	—	75,000	—

Total	$26,154,000	$26,852,000	$54,924,000	$56,305,000

dELiA*s CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net loss before cumulative effect of change in accounting principle

dELiA*s Direct operating (loss) income	$(761,000)	$(503,000)	$739,000	$(414,000)
dELiA*s Retail operating loss	(2,435,000)	(1,797,000)	(4,549,000)	(3,986,000)
Unallocated shared expenses	(1,445,000)	(1,723,000)	(3,420,000)	(3,852,000)
Depreciation, amortization and non-cash compensation	(1,668,000)	(1,612,000)	(3,336,000)	(3,295,000)
Finance charges and transaction fees	—	(1,094,000)	—	(2,340,000)
Asset impairment charges	(692,000)	(3,453,000)	(692,000)	(3,453,000)
Interest and other expense, net	(96,000)	(140,000)	(108,000)	(278,000)
Non-core operating income (loss)	81,000	—	81,000	(11,000)

Total	$(7,016,000)	$(10,322,000)	$(11,285,000)	$(17,629,000)

4. Equity Transaction and Distribution Facility Put Option

In May 2003, we received $2.7 million cash when a group of our directors and officers purchased 7,297,298 shares at $0.37 per share. In addition to this equity transaction, the investing group provided us with a put option relating to our Hanover distribution facility. This put option expired in August 2003. In consideration for the grant of the option, the investors received warrants, exercisable for an aggregate 600,000 shares of our stock at $0.37 per share, which resulted in a $123,000 charge in the second quarter of fiscal 2003.

5. Licensing Agreement, Financing Charges and Transaction Fees

In February 2003, we entered into an agreement with JLP Daisy LLC, an affiliate of Schottenstein Stores, to license our dELiA*s brand on an exclusive basis for wholesale distribution in certain product categories. Group 3 Design Corp., a leading brand management firm, has been retained to manage these licensing activities, which will focus on the distribution of dELiA*s products primarily in mid- and upper-tier department stores. We received a $16.5 million non-recourse cash advance against future royalties from the licensing ventures. Once JLP Daisy recoups its advance plus a preferred return, we will receive a majority of the royalty stream after brand management fees. We have recorded the $16.5 million as deferred revenue that will be recognized as income to the extent that the royalties earned exceed the preferred return balance. As of August 2, 2003, the preferred return balance is approximately $1.3 million. The initial term of the master license agreement is 10 years, which is subject to extension under specified circumstances. The master license agreement may be terminated early under certain circumstances, including at our option upon payment to JLP Daisy of an amount based upon royalties received from the sale of the licensed products. In addition, we granted to JLP Daisy a security interest in the dELiA*s trademarks, although the only event that would entitle JLP Daisy to exercise its rights with respect to these trademarks is a termination or rejection of the master license agreement in a bankruptcy proceeding. In connection with the engagement of Group 3 Design as brand manager, an executive of Group 3 Design received a warrant to purchase 50,000 shares of our Class A Common Stock and recorded a related charge.

During the first quarter of fiscal 2003, we incurred $1.2 million in financing charges and transaction fees primarily related to our licensing agreement.

6. Restructuring

During fiscal 2000, we announced our intention to focus on our core dELiA*s brand and to sell or shut down our non-core businesses. The restructuring of our businesses included a number of initiatives and resulted in related charges in fiscal 2000 and 2001.

dELiA*s CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of August 2, 2003, approximately $100,000 remains accrued for future lease obligations relating to our restructuring initiatives. We expect this amount to be paid over the remaining term of the lease, which expires in March 2005.

7. Stock Issuance for Fiscal 2000 Acquisition

On March 1, 2002, we issued the former stockholders of theSpark.com, Inc. 197,835 shares of our Class A common stock as final consideration for our February 2000 acquisition of that business. Because this consideration was paid subsequent to our decision to sell the businesses, the value of the stock issued was reserved as part of our prior year restructuring accruals.

8. Impairment of Long-lived Assets

During the second quarter of fiscal 2002, we reduced our projections due to a decline in retail market conditions. Accordingly, we evaluated the property and equipment of our retail stores for impairment by comparing anticipated cash flows expected to be generated by the assets to their carrying amounts. Results for the quarter include a charge of approximately $700,000 relating to the write-down to fair value of leasehold improvements at three dELiA*s retail stores.

During the second quarter of fiscal 2003, we again reduced our projections due to retail market conditions and evaluated the property and equipment of our retail stores for impairment by comparing anticipated cash flows expected to be generated by the assets to their carrying amounts. Results for the quarter reflect a charge of approximately $3.5 million relating to the write-down of leasehold improvements and furniture, fixtures and equipment at nine dELiA*s stores. Because of continuing uncertainty in retail market conditions, our future cash flows projections may change in the near term and we may need to record additional impairment charges related to other retail stores.

9. Commitments and Contingencies

Litigation

In June 1999, two purported securities class action lawsuits were filed against dELiA*s Inc. and certain of its officers and directors, and one former officer of a subsidiary. The original complaints were filed in Federal District Court for the Southern District of New York. The suits were consolidated into a single class action and an amended and consolidated complaint was filed on March 22, 2000. The complaint in this lawsuit purports to be a class action on behalf of the purchasers of our securities during the period January 20, 1998 through September 10, 1998. The complaint generally alleges that the defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder by making material misstatements and by failing to disclose allegedly material information regarding trends in our business. The complaint also alleges that the individual defendants are liable for those violations under Section 20(a) of the Exchange Act. The complaint seeks unspecified damages, attorneys’ and experts’ fees and costs, and such other relief as the court deems proper.

On February 3, 2004 a Stipulation of Settlement was executed by the parties, settling the matter in the amount of $2,042,500 (the “Settlement”) and “so order” by the Court on February 9, 2004. On February 25, 2004 the Court signed an Order preliminarily approving the Settlement. A final order approving the settlement was signed on April 21, 2004 and entered on April 22, 2004. The final order was appealable for 30 days after it was entered, and pursuant to the terms of the settlement, will become effective 90 days thereafter on August 23, 2004.

dELiA*s CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s insurance carrier deposited the Settlement amount with an escrow agent, which was released upon the effective date of the settlement (August 23, 2004). The insurance company has also agreed to cover the cost of the defense, and has reimbursed the Company for substantially all of its legal fees. As of August 23, 2004, the Company has completed all its obligations under the Settlement and the Company was released of all claims as of August 23, 2004. On February 24, 2004, plaintiffs’ counsel filed a Motion For Distribution of Settlement Funds And For Payment Of Administrative Fees And Expenses.

By order dated March 23, 2005, the Court authorized the distribution of the settlement funds and payment of administrative fees and expenses. On May 31, 2005, the settlement funds and payment of administrative fees and expenses were distributed to the Authorized claimants.

10. Long-term Debt and Credit Facilities

We are subject to certain covenants under the mortgage loan agreement relating to our fiscal 1999 purchase of our distribution facility in Hanover, Pennsylvania, including a covenant to maintain a fixed charge coverage ratio, which the bank has agreed to waive. During fiscal 2003, the agreement was amended such that the outstanding principal balance of $3.0 million as of August 2, 2003 is scheduled to be paid in full by September 30, 2003. We are currently considering several options with respect to the mortgage, including a refinancing, an extension and a sale-leaseback, that would enable us to satisfy our obligations. We expect to complete these efforts prior to the final payment date, although no assurances can be made that we will be successful.

During and subsequent to fiscal 2002, we amended our credit agreement with Wells Fargo Retail Finance LLC. As amended, our credit agreement consists of a revolving line of credit that permits us to borrow up to $20 million. Until October 29, 2004, we retain the right to increase the limit to $25 million at our option. The credit line is secured by our assets and borrowing availability fluctuates depending on our levels of inventory and certain receivables. The agreement contains certain covenants and default provisions, including a limitation on our capital expenditures that was reset as of May 3, 2003. At our option, borrowings under this facility bear interest at Wells Fargo Bank’s prime rate plus 25 basis points or at the LIBOR Rate plus 250 basis points. A fee of 0.375% per year is assessed monthly on the unused portion of the line of credit as defined in the agreement. The facility matures in April 2006. As of August 2, 2003, the outstanding balance, which is classified as a current liability, was $8.2 million, outstanding letters of credit were $3.3 million and unused available credit was $375,000.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts. All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

SEC registration fee		$22,951.50
National Association of Securities Dealers, Inc. Listing Fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and mailing expenses		*
Miscellaneous		*

Total	$

*	To be filed by amendment

Item 14. Indemnification of Directors and Officers

Our certificate of incorporation (the “Charter”) provides that we shall indemnify and advance expenses to the fullest extent permitted by Section 145 of the Delaware General Corporation Law (“DGCL”), as amended from time to time, to each person who is or was one of our directors or officers and the heirs, executors and administrators of such a person. Any expenses, including attorneys’ fees, incurred by a person who is or was one of our directors or officers, and the heirs, executors and administrators of such a person in connection with defending any such proceeding in advance of its final disposition shall be paid by us; provided, however, that if the DGCL requires an advancement of expenses incurred by an indemnitee in his capacity as a director or officer, and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan, shall be made only upon delivery to us of an undertaking by or on behalf of such indemnitee, to repay all amounts so advanced, if it shall ultimately be determined that such indemnitee is not entitled to be indemnified for such expenses. Notwithstanding the aforementioned indemnification provisions, we may, at the discretion of our chief executive officer, enter into indemnification agreements with directors or officers.

Section 145 of the DGCL provides that a corporation has the power to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such director or officer or former director or officer is or was a director, officer, employee or agent of the corporation, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with such action, suit or proceeding, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such person had no reasonable cause to believe his or her conduct was unlawful, except that, if such action shall be in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or any court in which such suit or action was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.

Item 15. Recent Sales of Unregistered Securities.

On August 29, 2005, we executed a stock purchase agreement with several members of our senior management pursuant to which they have agreed to purchase                      shares of our common stock at the same purchase price per share as is being offered in the rights offering, for an aggregate purchase price of $1,200,000. Such purchase will be made in a private placement that is expected to close on or about the Spinoff Record Date.

Item 16. Exhibits and Financial Statement Schedules.

(A) EXHIBITS

Exhibit Number
3.1	Form of Amended and Restated Certificate of Incorporation of dELiA*s, Inc.

3.2	Form of Amended and Restated Bylaws of dELiA*s, Inc.

3.3	Form of Certificate of Designation of Series A Junior Participating Preferred Stock of dELiA*s, Inc. (incorporated by reference to Exhibit A of Exhibit 10.27 hereto).

4.1	Form of Warrant to Purchase Shares of Common Stock Issued to MLF Investors, LLC.

5.1	Opinion of Katten Muchin Rosenman LLP regarding the legality of the securities being registered.*

10.1	dELiA*s, Inc. 2005 Stock Incentive Plan.*†

10.2	Form of Nonqualified Stock Option Agreement for dELiA*s, Inc. 2005 Stock Incentive Plan.*†

10.3	Form of Incentive Stock Option Agreement for dELiA*s, Inc. 2005 Stock Incentive Plan.*†

10.4	Form of Restricted Stock Agreement.*†

10.5	Employment Agreement dated as of , 2005, by and between dELiA*s, Inc. and Robert E. Bernard.*†

10.6	Employment Agreement dated as of , 2005, by and between dELiA*s, Inc. and Walter Killough.*†

10.7	Stock Purchase Agreement dated August 29, 2005, by and between dELiA*s, Inc. and Robert E. Bernard, Walter Killough, David Desjardins, Cathy McNeal and Andrew Firestone.

10.8	Form of Registration Rights Agreement dated , 2005, between dELiA*s, Inc. and Robert E. Bernard, Walter Killough, David Desjardins, Cathy McNeal and Andrew Firestone.

10.9	Standby Purchase Agreement, dated as of September 7, 2005, by and between dELiA*s, Inc., Alloy, Inc., and MLF Investments, LLC.

10.10	Form of Registration Rights Agreement dated as of , 2005, by and between dELiA*s, Inc. and MLF Investments, LLC.

10.14	Form of Distribution Agreement between Alloy, Inc. and dELiA*s, Inc.*

10.15	Form of Tax Separation Agreement between Alloy, Inc. and dELiA*s, Inc.*

10.16	Form of Intellectual Property and Technology Services Transition Agreement between Alloy, Inc. and dELiA*s, Inc.*

10.17	Form of Managed Services Agreement between Alloy, Inc. and dELiA*s, Inc.*

10.18	Form of Application Software License Agreement between Alloy, Inc. and dELiA*s, Inc.*

10.19	Form of Professional Services Agreement between Alloy, Inc. and dELiA*s, Inc.*

10.20	Form of Media Services Agreement between Alloy, Inc. and dELiA*s, Inc.*

10.21	401(k) Agreement.*†

10.22	Lease Agreement dated May 3, 1995 between dELiA*s Group Inc. (f/k/a dELiA*s Inc.) and The Rector, Church Wardens and Vestrymen of Trinity Church in the City of New York (the “Lease Agreement”); Modification and Extension of Lease Agreement, dated September 26, 1996 (incorporated by reference to the dELiA*s Group Inc.’s (f/k/a dELiA*s Inc.) Registration Statement on Form S-1 filed January 25, 1999 (Registration No. 333-15153)).

Exhibit Number
10.22.1	Agreement dated April 4, 1997 between dELiA*s Group Inc. f/k/a dELiA*s Inc. and The Rector, Church Wardens and Vestrymen of Trinity Church in the City of New York, amending the Lease Agreement (incorporated by reference to dELiA*s Group Inc.’s (f/k/a dELiA*s Inc.) Annual Report on Form 10-K filed April 28, 1997).

10.22.2	Agreement dated October 7, 1997 between dELiA*s Group Inc. f/k/a dELiA*s Inc. and The Rector, Church Wardens and Vestrymen of Trinity Church in the City of New York, amending the Lease Agreement (incorporated by reference to dELiA*s Group Inc.’s (f/k/a dELiA*s Inc.) Quarterly Report on Form 10-Q filed December 5, 1977).

10.23	Amended and Restated Loan and Security Agreement by and among Wells Fargo Retail Finance II, LLC, as lender, and dELiA*s Corp., as lead borrower and agent for the other borrowers named within, dated October 14, 2004 (incorporated by reference to Alloy, Inc.’s Quarterly Report on Form 10-Q, filed December 10, 2004).

10.24	Master License Agreement, dated February 24, 2003, by and between dELiA*s Brand LLC and JLP Daisy LLC (incorporated by reference to dELiA*s Corp.’s Current Report on Form 8-K filed February 26, 2003).

10.25	License Agreement, dated February 24, 2003, by and between dELiA*s Corp. and dELiA*s Brand LLC (incorporated by reference to dELiA*s Corp.’s Current Report on Form 8-K filed February 26, 2003).

10.26	Mortgage Note Modification Agreement and Declaration of No Set-Off, dated as of April 19, 2004, by and between dELiA*s Distribution Company and Manufacturers and Traders Trust Company (incorporated by reference to Alloy, Inc.’s Quarterly Report on Form 10-Q, filed June 9, 2004).

10.26.1	Amendment to Construction Loan Agreement, dated as of April 19, 2004, by and between dELiA*s Distribution Company and Manufacturers and Traders Trust Company with the joinder of dELiA*s Corporation and Alloy, Inc. (incorporated by reference to Alloy, Inc.’s Quarterly Report on Form 10-Q, filed June 9, 2004).

10.26.2	Second Amendment to Construction Loan Agreement, dated September 3, 2004, by and between Manufacturers and Traders Trust Company and dELiA*s Distribution Company with the joinder of dELiA*s Corp. and Alloy, Inc. (incorporated by reference to Alloy, Inc.’s Quarterly Report on Form 10-Q, filed December 10, 2004).

10.26.3	Continuing Guarantee, dated as of April 19, 2004, by and among dELiA*s Corp. (Guarantor), dELiA*s Distribution Company (Borrower) and Manufacturers and Traders Trust Company (Bank) (incorporated by reference to Alloy, Inc.’s Quarterly Report on Form 10-Q, filed June 9, 2004).

10.26.4	Continuing Guarantee, dated as of April 19, 2004, by and among Alloy, Inc. (Guarantor), dELiA*s Distribution Company (Borrower) and Manufacturers and Traders Trust Company (Bank) (incorporated by reference to Alloy, Inc.’s Quarterly Report on Form 10-Q, filed June 9, 2004).

10.27	Form of Stockholder Rights Agreement, dated as of , 2005 between dELiA*s, Inc. and American Stock Transfer & Trust Company as Rights Agent.

21	Subsidiaries of dELiA*s, Inc. as of , 2005.*

23.1	Consent of BDO Seidman, LLP.

23.2	Consent of Ernst & Young LLP.

23.3	Consent of Katten Muchin Rosenman, LLP (included in Exhibit 5.1).*

Exhibit Number
24.1	Power of Attorney (included on signature page).

99.1	Specimen Stock Certificate for the Common Stock of dELiA*s, Inc.*

99.2	Form of Letter to Stockholders.

99.3	Form of Letter to Broker

99.4	Form of Rights Certificate

99.5	Form of Instruction as to Use of Rights Certificates*

99.6	Form of Letter to Clients

99.7	Form of Notice of Guaranteed Delivery

99.8	Form of Guidelines to Form W-9

99.9	Form of Nominee Holder Certificate Form

*	To be filed by amendment
†	Management contract or compensatory plan or arrangement.

(B) FINANCIAL STATEMENTS SCHEDULES

Financial Statements Schedules are omitted because the information is included in the Financial Statements or notes thereto.

Item 17. Undertakings.

(a) The Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 7, 2005.

dELiA*s, INC. (Registrant)

By:	/s/ ROBERT E. BERNARD
Name: Title:	Robert E. Bernard Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Robert E. Bernard and Walter Killough and each of them, as his or her true and lawful attorneys-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

In accordance with the requirements of the Securities Act, this registration statement was signed by the following persons in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE

/S/ ROBERT E. BERNARD Robert E. Bernard	Chief Executive Officer and Director (Principal Executive Officer)	September 7, 2005

/S/ WALTER KILLOUGH Walter Killough	Chief Operating Officer and Director (Principal Financial Officer)	September 7, 2005

/S/ ANDREW L. FIRESTONE Andrew L. Firestone	Vice President Finance (Principal Accounting Officer)	September 7, 2005

/S/ MATTHEW L. FESHBACH Matthew L. Feshbach	Director and Chairman	September 7, 2005

EXHIBIT INDEX

Exhibit Number
3.1	Form of Amended and Restated Certificate of Incorporation of dELiA*s, Inc.

3.2	Form of Amended and Restated Bylaws of dELiA*s, Inc.

3.3	Form of Certificate of Designation of Series A Junior Participating Preferred Stock of dELiA*s, Inc. (incorporated by reference to Exhibit A of Exhibit 10.27 hereto).

4.1	Form of Warrant to Purchase Shares of Common Stock Issued to MLF Investors, LLC.

5.1	Opinion of Katten Muchin Rosenman LLP regarding the legality of the securities being registered.*

10.1	dELiA*s, Inc. 2005 Stock Incentive Plan.*†

10.2	Form of Nonqualified Stock Option Agreement for dELiA*s, Inc. 2005 Stock Incentive Plan.*†

10.3	Form of Incentive Stock Option Agreement for dELiA*s, Inc. 2005 Stock Incentive Plan.*†

10.4	Form of Restricted Stock Agreement.*†

10.5	Employment Agreement dated as of , 2005, by and between dELiA*s, Inc. and Robert E. Bernard.*†

10.6	Employment Agreement dated as of , 2005, by and between dELiA*s, Inc. and Walter Killough.*†

10.7	Stock Purchase Agreement dated August 29, 2005, by and between dELiA*s, Inc. and Robert E. Bernard, Walter Killough, David Desjardins, Cathy McNeal and Andrew Firestone.

10.8	Form of Registration Rights Agreement dated , 2005, between dELiA*s, Inc. and Robert E. Bernard, Walter Killough, David Desjardins, Cathy McNeal and Andrew Firestone.

10.9	Standby Purchase Agreement, dated as of September 7, 2005, by and between dELiA*s, Inc., Alloy, Inc., and MLF Investments, LLC.

10.10	Form of Registration Rights Agreement dated as of , 2005, by and between dELiA*s, Inc. and MLF Investments, LLC.

10.14	Form of Distribution Agreement between Alloy, Inc. and dELiA*s, Inc.*

10.15	Form of Tax Separation Agreement between Alloy, Inc. and dELiA*s, Inc.*

10.16	Form of Intellectual Property and Technology Services Transition Agreement between Alloy, Inc. and dELiA*s, Inc.*

10.17	Form of Managed Services Agreement between Alloy, Inc. and dELiA*s, Inc.*

10.18	Form of Application Software License Agreement between Alloy, Inc. and dELiA*s, Inc.*

10.19	Form of Professional Services Agreement between Alloy, Inc. and dELiA*s, Inc.*

10.20	Form of Media Services Agreement between Alloy, Inc. and dELiA*s, Inc.*

10.21	401(k) Agreement.*†

10.22	Lease Agreement dated May 3, 1995 between dELiA*s Group Inc. (f/k/a dELiA*s Inc.) and The Rector, Church Wardens and Vestrymen of Trinity Church in the City of New York (the “Lease Agreement”); Modification and Extension of Lease Agreement, dated September 26, 1996 (incorporated by reference to the dELiA*s Group Inc.’s (f/k/a dELiA*s Inc.) Registration Statement on Form S-1 filed January 25, 1999 (Registration No. 333-15153)).

Exhibit Number
10.22.1	Agreement dated April 4, 1997 between dELiA*s Group Inc. f/k/a dELiA*s Inc. and The Rector, Church Wardens and Vestrymen of Trinity Church in the City of New York, amending the Lease Agreement (incorporated by reference to dELiA*s Group Inc.’s (f/k/a dELiA*s Inc.) Annual Report on Form 10-K filed April 28, 1997).

10.22.2	Agreement dated October 7, 1997 between dELiA*s Group Inc. f/k/a dELiA*s Inc. and The Rector, Church Wardens and Vestrymen of Trinity Church in the City of New York, amending the Lease Agreement (incorporated by reference to dELiA*s Group Inc.’s (f/k/a dELiA*s Inc.) Quarterly Report on Form 10-Q filed December 5, 1977).

10.23	Amended and Restated Loan and Security Agreement by and among Wells Fargo Retail Finance II, LLC, as lender, and dELiA*s Corp., as lead borrower and agent for the other borrowers named within, dated October 14, 2004 (incorporated by reference to Alloy, Inc.’s Quarterly Report on Form 10-Q, filed December 10, 2004).

10.24	Master License Agreement, dated February 24, 2003, by and between dELiA*s Brand LLC and JLP Daisy LLC (incorporated by reference to dELiA*s Corp.’s Current Report on Form 8-K filed February 26, 2003).

10.25	License Agreement, dated February 24, 2003, by and between dELiA*s Corp. and dELiA*s Brand LLC (incorporated by reference to dELiA*s Corp.’s Current Report on Form 8-K filed February 26, 2003).

10.26	Mortgage Note Modification Agreement and Declaration of No Set-Off, dated as of April 19, 2004, by and between dELiA*s Distribution Company and Manufacturers and Traders Trust Company (incorporated by reference to Alloy, Inc.’s Quarterly Report on Form 10-Q, filed June 9, 2004).

10.26.1	Amendment to Construction Loan Agreement, dated as of April 19, 2004, by and between dELiA*s Distribution Company and Manufacturers and Traders Trust Company with the joinder of dELiA*s Corporation and Alloy, Inc. (incorporated by reference to Alloy, Inc.’s Quarterly Report on Form 10-Q, filed June 9, 2004).

10.26.2	Second Amendment to Construction Loan Agreement, dated September 3, 2004, by and between Manufacturers and Traders Trust Company and dELiA*s Distribution Company with the joinder of dELiA*s Corp. and Alloy, Inc. (incorporated by reference to Alloy, Inc.’s Quarterly Report on Form 10-Q, filed December 10, 2004).

10.26.3	Continuing Guarantee, dated as of April 19, 2004, by and among dELiA*s Corp. (Guarantor), dELiA*s Distribution Company (Borrower) and Manufacturers and Traders Trust Company (Bank) (incorporated by reference to Alloy, Inc.’s Quarterly Report on Form 10-Q, filed June 9, 2004).

10.26.4	Continuing Guarantee, dated as of April 19, 2004, by and among Alloy, Inc. (Guarantor), dELiA*s Distribution Company (Borrower) and Manufacturers and Traders Trust Company (Bank) (incorporated by reference to Alloy, Inc.’s Quarterly Report on Form 10-Q, filed June 9, 2004).

10.27	Form of Stockholder Rights Agreement, dated as of , 2005 between dELiA*s, Inc. and American Stock Transfer & Trust Company as Rights Agent.

21	Subsidiaries of dELiA*s, Inc. as of , 2005.*

23.1	Consent of BDO Seidman, LLP.

23.2	Consent of Ernst & Young LLP.

23.3	Consent of Katten Muchin Rosenman, LLP (included in Exhibit 5.1).*

Exhibit Number
24.1	Power of Attorney (included on signature page).

99.1	Specimen Stock Certificate for the Common Stock of dELiA*s, Inc.*

99.2	Form of Letter to Stockholders.

99.3	Form of Letter to Broker

99.4	Form of Rights Certificate

99.5	Form of Instruction as to Use of Rights Certificates*

99.6	Form of Letter to Clients

99.7	Form of Notice of Guaranteed Delivery

99.8	Form of Guidelines to Form W-9

99.9	Form of Nominee Holder Certificate Form

*	To be filed by amendment
†	Management contract or compensatory plan or arrangement.

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